
BMR


11007017


APR 1 4 2011

THE LIFE SCIENCE OF REAL ESTATE™









BioMed Realty Trust 2010 Annual Report

The Life Science of Real Estate™ is the foundation of our proven business model. A constant since our inception: we focus on investing in high-quality, state-of-the-art research facilities, well-located within the core U.S. life science markets. Our disciplined execution of this strategy has delivered record growth and exceptional financial results.

For the third consecutive year, BioMed is posting its annual report in an online format following the SEC-approved electronic reporting guidelines. The online annual report helps us support our economic, social and environmental goals.

We encourage you to learn more about our 2010 achievements by exploring our online report, which can be found at **www.biomedrealty.com/10AR**

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, without limitation: general risks affecting the real estate industry (including, without limitation, the inability to enter into or renew leases, dependence on tenants' financial condition, and competition from other developers, owners and operators of real estate); adverse economic or real estate developments in the life science industry or the company's target markets; risks associated with the availability and terms of financing, the use of debt to fund acquisitions and developments, and the ability to refinance indebtedness as it comes due; failure to maintain the company's investment grade credit ratings with the ratings agencies; failure to manage effectively the company's growth and expansion into new markets, or to complete or integrate acquisitions and developments successfully; reductions in asset valuations and related impairment charges; risks and uncertainties affecting property development and construction; risks associated with downturns in the national and local economies, increases in interest rates, and volatility in the securities markets; potential liability for uninsured losses and environmental contamination; risks associated with the company's potential failure to qualify as a REIT under the Internal Revenue Code of 1986, as amended, and possible adverse changes in tax and environmental laws; and risks associated with the company's dependence on key personnel whose continued service is not guaranteed. For a further list and description of such risks and uncertainties, see the reports filed by the company with the Securities and Exchange Commission, including the company's most recent annual report on Form 10-K and quarterly reports on Form 10-Q. The company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.





BioMed Realty Trust, Inc.
Real Estate for the Life Science Industry®

17190 Bernardo Center Drive
San Diego, California 92128
Tel: (858) 485.9840
Fax: (858) 485.9843


Received SEC
APR 14 2011
Washington, DC 20549

April 13, 2011

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of BioMed Realty Trust, Inc. to be held on Wednesday, May 25, 2011 at 7:30 a.m., local time, at BioMed's corporate offices, 17190 Bernardo Center Drive, San Diego, California 92128.

The Notice of Annual Meeting of Stockholders and the Proxy Statement, which describe the formal business to be conducted at the meeting, follow this letter.

After reading the enclosed Proxy Statement, please vote your shares by proxy telephonically, via the Internet or by dating, signing and returning your proxy card, as described on page 1 of the Proxy Statement, or by attending the annual meeting in person. Your careful consideration of, and vote on, the matters before our stockholders are important, regardless of the number of shares you own.

We further encourage you to explore our 2010 Online Annual Report located at www.biomedrealty.com/10ar, the text of which is enclosed along with our 2010 Annual Report on Form 10-K.

Thank you for your interest in BioMed Realty Trust.

Sincerely,

Alan D. Gold
Chairman and Chief Executive Officer

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BioMed Realty Trust, Inc.

Real Estate for the Life Science Industry®

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 25, 2011

TO THE STOCKHOLDERS OF BIOMED REALTY TRUST, INC.:

Notice is hereby given that the 2011 annual meeting of stockholders of BioMed Realty Trust, Inc., a Maryland corporation, will be held at 7:30 a.m., local time, on Wednesday, May 25, 2011 at the corporate offices of BioMed, 17190 Bernardo Center Drive, San Diego, California 92128 for the following purposes:

1. To elect seven directors to serve until the next annual meeting of stockholders and until their successors are duly elected and qualify;

2. To consider and vote upon the ratification of the selection of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2011;

3. To consider and vote upon, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission;

4. To consider and vote upon, on an advisory basis, whether the stockholder vote to approve the compensation of the named executive officers as required by Section 14A(a)(2) of the Securities Exchange Act of 1934, as amended, should occur every one, two or three years; and

5. To transact such other business as may be properly brought before the annual meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the attached proxy statement, which forms a part of this notice and is incorporated herein by reference. Our board of directors has fixed the close of business on March 10, 2011 as the record date for the determination of stockholders entitled to notice of and to vote at the annual meeting or any adjournment or postponement thereof.

We are pleased to take advantage of the Securities and Exchange Commission rules allowing companies to furnish proxy materials to their stockholders over the Internet. We believe that this e-proxy process expedites stockholders' receipt of proxy materials and lowers the cost and reduces the environmental impact of our annual meeting. We sent a Notice of Internet Availability of Proxy Materials on or about April 13, 2011, and provided access to our proxy materials over the Internet, beginning on April 13, 2011, for the beneficial owners of our common stock as of the close of business on the record date. If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice of Internet Availability of Proxy Materials instructs you on how to access and review this proxy statement and our annual report and how to authorize your proxy online or by telephone. If you received a Notice of Internet Availability of Proxy Materials by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the Notice of Internet Availability of Proxy Materials. We are also sending proxy materials to any stockholder who has elected to receive its proxy materials by mail.

Your proxy is important. Whether or not you plan to attend the annual meeting, please authorize your proxy by Internet or telephone, or, if you received a paper copy of the materials by mail, mark, sign, date and return your proxy card, so that your shares will be represented at the annual meeting. If you plan to attend the annual meeting and wish to vote your shares personally, you may do so at any time before the proxy is voted.

All stockholders are cordially invited to attend the meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Jonathan P. Klassen
Secretary

San Diego, California
April 13, 2011

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BIOMED REALTY TRUST, INC.

17190 Bernardo Center Drive
San Diego, California 92128

PROXY STATEMENT
for
2011 ANNUAL MEETING OF STOCKHOLDERS
May 25, 2011

The board of directors of BioMed Realty Trust, Inc., a Maryland corporation, is soliciting proxies for use at the 2011 annual meeting of stockholders to be held on Wednesday, May 25, 2011 at 7:30 a.m., local time, and at any adjournments or postponements thereof. The annual meeting will be held at the corporate offices of BioMed, 17190 Bernardo Center Drive, San Diego, California 92128. This proxy statement will be first furnished or sent to stockholders on or about April 13, 2011.

Unless contrary instructions are indicated on the proxy, all shares represented by valid proxies received pursuant to this solicitation (and not revoked before they are voted) will be voted **FOR** the election of the board of directors' nominees for director, or for a substitute or substitutes in the event a nominee or nominees are unable to serve or decline to do so, **FOR** the ratification of the selection of KPMG LLP as the company's independent registered public accounting firm for the year ending December 31, 2011, **FOR** the approval, on an advisory basis, of the compensation of the named executive officers as disclosed in this proxy statement, and **FOR** the approval, on an advisory basis, by stockholder vote of the compensation of the named executive officers every three years. As to any other business which may properly come before the annual meeting and be submitted to a vote of the stockholders, proxies received by the board of directors will be voted in the discretion of the designated proxy holders. A proxy may be revoked by written notice to the Secretary of BioMed at any time prior to the annual meeting, by executing a later dated proxy or by attending the annual meeting and voting in person. Attendance at the annual meeting will not by itself revoke a proxy.

Stockholders can vote in person at the annual meeting or by proxy. There are three ways to vote by proxy:

- *By Telephone* — Beneficial stockholders who received a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") and who live in the United States or Canada may submit proxies by telephone by calling the telephone number indicated in the notice and following the instructions. These stockholders will need to have the control number that appears on their notice available when authorizing their vote. Beneficial stockholders who have received a paper copy of a proxy card or a voting instruction card by mail may submit proxies by telephone by calling the number on the card and following the instructions. These stockholders will need to have the control number that appears on their card available when authorizing their vote.

- *By Internet* — Beneficial stockholders who received a Notice of Internet Availability may submit proxies over the Internet by following the instructions on the notice. Beneficial stockholders who have received a paper copy of a proxy card or voting instruction card by mail may submit proxies over the Internet by following the instructions on the proxy card or voting instruction card.

- *By Mail* — Stockholders who received a paper copy of a proxy card or voting instruction card by mail may submit proxies by completing, signing and dating their proxy card or voting instruction card and mailing it in the accompanying pre-addressed envelope.

We will bear the cost of solicitation of proxies. In addition to the use of mails, proxies may be solicited by personal interview, telephone, facsimile, e-mail or otherwise, by our officers, directors and other employees. Although we have not retained a proxy solicitor to assist in the solicitation of proxies, we may do so in the future, and do not believe that the cost of any such proxy solicitor will be material. We also will request persons, firms and corporations holding shares in their names, or in the names of their nominees, which are beneficially owned by others to send or cause to be sent proxy materials to, and obtain proxies from, such beneficial owners and will reimburse such holders for their reasonable expenses in so doing.

Proxy Statement

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 25, 2011

Electronic copies of our proxy statement and annual report are available at www.biomedrealty.com/10ar.

Voting

Holders of record of our common stock, $.01 par value per share, at the close of business on March 10, 2011 will be entitled to notice of and to vote at the annual meeting or any adjournments or postponements thereof.

As of March 10, 2011, 131,238,082 shares of our common stock were outstanding and represent our only voting securities. Each share of our common stock is entitled to one vote. The presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the annual meeting on any matter will constitute a quorum at the annual meeting. Directors are elected by a plurality of all of the votes cast. The ratification of the selection of KPMG LLP as our independent registered public accounting firm and the approval, on an advisory basis, of the compensation of the named executive officers as disclosed in this proxy statement require the affirmative vote of a majority of the votes cast on the proposal. The advisory vote regarding the frequency of the stockholder vote on the compensation of the named executive officers as disclosed in this proxy statement shall be determined by the affirmative vote of a majority of the votes cast; provided, however, in the event that no option receives a majority of the votes cast, we will consider the option that receives the most votes to be the option selected by stockholders.

Votes cast by proxy or in person at the annual meeting will be counted by the person appointed by us to act as inspector of election for the annual meeting. The inspector of election will treat shares represented by proxies that reflect abstentions (or votes withheld) or include "broker non-votes" as shares that are present and entitled to vote for purposes of determining the presence of a quorum. Broker non-votes refer to unvoted proxies submitted by brokers who are not able to vote on a proposal absent instructions from the applicable beneficial owner. With regard to the election of directors, ratification of the selection of KPMG LLP as our independent registered public accounting firm, the advisory vote regarding the compensation of the named executive officers as disclosed in this proxy statement, and the advisory vote regarding the frequency of the stockholder vote to approve the compensation of the named executive officers, abstentions and broker non-votes, if any, will not be counted as votes cast and will have no effect on the result of the vote.

No person is authorized to make any representation with respect to the matters described in this proxy statement other than those contained herein and, if given or made, such information or representation must not be relied upon as having been authorized by us or any other person.

PROPOSAL 1

ELECTION OF DIRECTORS

Our board of directors has nominated and recommends for election as directors the seven individuals named herein to serve until the next annual meeting of stockholders and until their respective successors are duly elected and qualify. All of the nominees are presently directors of BioMed, and following the annual meeting there will be no vacancies on the board. Directors are elected by a plurality of all of the votes cast at the annual meeting. Cumulative voting is not permitted. If any of the nominees should be unable to serve or should decline to do so, the discretionary authority provided in the proxy will be exercised by the proxy holders to vote for a substitute or substitutes nominated by the board of directors, or the board of directors, on the recommendation of the nominating and corporate governance committee, may reduce the size of the board and number of nominees. The board of directors does not believe at this time that any substitute nominee or nominees will be required. There are no family relationships between any of our directors or executive officers. We believe that all of our current board members possess the professional and personal qualifications necessary for board service, and have highlighted particularly noteworthy attributes for each board member in the individual biographies below.

Information Regarding Nominees

The table below indicates the name, position with BioMed and age of each nominee for director as of March 10, 2011:

Name	Position	Age
Alan D. Gold	Chairman and Chief Executive Officer	50
Gary A. Kreitzer	Director, Executive Vice President and General Counsel	56
Barbara R. Cambon	Director	57
Edward A. Dennis, Ph.D.	Director	69
Richard I. Gilchrist	Director	65
Theodore D. Roth	Director	59
M. Faye Wilson	Director	73

Information Regarding Directors

Alan D. Gold has served as our Chairman and Chief Executive Officer since our formation in 2004, and served as our President from 2004 until December 2008. Mr. Gold served as Chairman, President and Chief Executive Officer of our privately-held predecessor, Bernardo Property Advisors, Inc., from August 1998 until August 2004. Mr. Gold was a co-founder and served as President and a director of Alexandria Real Estate Equities, Inc., a publicly traded real estate investment trust, or REIT, specializing in acquiring and managing laboratory properties for lease to the life science industry, from its predecessor's inception in 1994 until he resigned as President in August 1998 and as a director at the end of 1998. Mr. Gold served as managing partner of Gold Stone Real Estate Finance and Investments, a partnership engaged in the real estate and mortgage business, from 1989 to 1994. He also served as Assistant Vice President of Commercial Real Estate for Northland Financial Company, a full service commercial property mortgage banker, from 1989 to 1990 and as Real Estate Investment Officer — Commercial Real Estate for John Burnham Company, a regional full service real estate company, from 1985 to 1989. Mr. Gold received his Bachelor of Science Degree in Business Administration and his Master of Business Administration from San Diego State University. Mr. Gold possesses the demonstrated leadership skills, extensive experience in effectively managing life science real estate companies and deep understanding of the life science real estate industry that strengthen the board's collective qualifications, skills and experience.

Gary A. Kreitzer has served as our Executive Vice President and General Counsel and as a director since our formation in 2004. Mr. Kreitzer also served in the same role with Bernardo Property Advisors from December 1998 until August 2004. Mr. Kreitzer was a co-founder and served as Senior Vice President and In-House Counsel of Alexandria Real Estate Equities, Inc. from its predecessor's inception in 1994 until December 1998. From 1990 to 1994, Mr. Kreitzer was In-House Counsel and Vice President for Seawest Energy Corporation, an alternative energy facilities development company. Mr. Kreitzer also served with The Christiana Companies, Inc., a publicly traded investment and real estate development company, in a number of roles from 1982 to 1989, including as In-House Counsel, Secretary and Vice President. Mr. Kreitzer received his Juris Doctor Degree, with honors, from the University of San Francisco and a Bachelor of Arts Degree in Economics from the University of California, San Diego. Mr. Kreitzer is a member of the California State Bar and the American Bar Association. Mr. Kreitzer possesses the demonstrated ability to effectively develop and execute strategies for life science real estate companies and deep understanding of the life science real estate industry that strengthen the board's collective qualifications, skills and experience.

Barbara R. Cambon has been a director since 2004. Ms. Cambon has been a real estate advisor and independent consultant since October 2002. From November 1999 to October 2002, Ms. Cambon served as a Principal of Colony Capital, LLC, a private real estate investment firm, where she also served as Chief Operating Officer from April 2000 until October 2002. From 1985 to October 1999, she served as President and was a founder of Institutional Property Consultants, Inc., a real estate consulting company. Ms. Cambon currently serves on the boards of directors of KBS Real Estate Investment Trust, Inc., KBS Real Estate Investment Trust II, Inc. and KBS Real Estate Investment Trust III, Inc. She received her Bachelor of Science Degree in Education from the University of Delaware and her Master of Business Administration with an emphasis in real estate and finance from Southern

Methodist University. As a result of these and other professional experiences, Ms. Cambon possesses particular knowledge and experience in institutional real estate investing and key aspects of real estate operations, strategic planning, finance and REIT management that strengthen the board's collective qualifications, skills and experience.

Edward A. Dennis, Ph.D. has been a director since 2004. Dr. Dennis is Distinguished Professor and former Chair of the Department of Chemistry and Biochemistry and Professor in the Department of Pharmacology in the School of Medicine at the University of California, San Diego, where he has served as a faculty member since 1970. Dr. Dennis also co-founded and serves on the boards of directors for several privately held life science companies and professional organizations serving the life science industry, and has consulted extensively in the life science industry. He received his Bachelor of Arts degree from Yale University and his Master of Arts and Doctorate of Philosophy in Chemistry from Harvard University, and served as a Research Fellow at Harvard Medical School. As a result of these and other professional experiences, Dr. Dennis possesses particular knowledge and experience in key aspects of scientific organizations and research and development in the life science industry that strengthen the board's collective qualifications, skills and experience.

Richard I. Gilchrist has been a director since 2007. Mr. Gilchrist has served as President of the Investment Properties Group of The Irvine Company, a privately held real estate investment company, since 2006. He also serves as an executive officer and member of the boards of directors of various affiliates of The Irvine Company. He served as President and Co-Chief Executive Officer and on the board of directors of Maguire Properties, Inc., a publicly held REIT, from 2002 to 2006. From 1997 to 2001, Mr. Gilchrist served as Chief Executive Officer, President and member of the board of directors of Commonwealth Atlantic Properties, a privately held REIT. Mr. Gilchrist currently serves on the board of directors of Nationwide Health Properties, Inc., a publicly traded REIT (he is the chairman of the investment and risk assessment committee and a member of the compensation committee), and is the Chairman of the Whittier College Board of Trustees, where he received a Bachelor of Arts Degree, and a member of the Advisory Board of the University of California, Los Angeles Law School, where he earned his Juris Doctor Degree. As a result of these and other professional experiences, Mr. Gilchrist possesses particular knowledge and experience in key aspects of the REIT industry, public company management, strategic planning, real estate operations and finance that strengthen the board's collective qualifications, skills and experience.

Theodore D. Roth has been a director since 2004. Mr. Roth has served as President of Roth Capital Partners, LLC, an investment banking firm, since July 2010, having served as Managing Director from February 2003 to June 2010. For more than 15 years prior to that time, Mr. Roth was employed by Alliance Pharmaceutical Corp., most recently serving as President and Chief Operating Officer. Mr. Roth previously served on the boards of directors of Alliance Pharmaceutical Corp. from 1998 to 2009 and Orange 21 Inc. from 2005 to 2009. He received his Juris Doctor Degree from Washburn University and a Master of Laws in Corporate and Commercial Law from the University of Missouri in Kansas City. As a result of these and other professional experiences, Mr. Roth possesses particular knowledge and experience in key aspects of executive management, strategic planning and financing of growth companies in the life science industry that strengthen the board's collective qualifications, skills and experience.

M. Faye Wilson has been a director since 2005. Ms. Wilson is Chair of Wilson Boyles and Company LLC, a business management and strategic planning consulting firm, and has been a principal since 2003. She served on the board of directors of Farmers Insurance Group of Companies from 1993 through 2001 and the board of directors of The Home Depot, Inc. from 1992 through 2001. Ms. Wilson was also a senior officer of Home Depot from 1998 through 2002. From 1992 until 1998, Ms. Wilson served in several senior management roles at Bank of America Corporation, including senior assignments in corporate finance in the United States and Europe, Chairman of Security Pacific Financial Services and Executive Vice President and Chief Credit Officer for Bank of America's National Consumer Banking Group. She earned her Masters Degrees in International Relations and Business Administration from the University of Southern California and an Undergraduate Degree from Duke University. She became a certified public accountant in 1961. As a result of these and other professional experiences, Ms. Wilson possesses particular knowledge and experience in key aspects of executive management, strategic planning, corporate governance, enterprise risk management, finance and accounting that strengthen the board's collective qualifications, skills and experience.

Information Regarding the Board

Board Independence

Our board of directors has determined that each of our current directors, except for Messrs. Gold and Kreitzer, has no material relationship with BioMed (either directly or as a partner, stockholder or officer of an organization that has a relationship with BioMed) and is "independent" within the meaning of our director independence standards, which reflect the New York Stock Exchange director independence standards, as currently in effect. Furthermore, our board of directors has determined that each of the members of each of the audit committee, the compensation committee and the nominating and corporate governance committee has no material relationship with BioMed (either directly or as a partner, stockholder or officer of an organization that has a relationship with BioMed) and is "independent" within the meaning of our director independence standards.

Board Meetings

Our board of directors held nine meetings during fiscal 2010. No director attended fewer than 75% of the aggregate of the total number of meetings of our board of directors and the total number of meetings of committees of our board of directors on which he or she served during the period for which he or she was a director.

To ensure free and open discussion among the independent directors of the board, regularly scheduled executive sessions are held, at which only independent directors are present. The independent directors have nominated the chair of the nominating and corporate governance committee, currently Mr. Roth, to serve as presiding director at each executive session.

Committees of the Board

Our board of directors has three standing committees: the audit committee, the compensation committee and the nominating and corporate governance committee.

Audit Committee. The audit committee has been established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The audit committee helps ensure the integrity of our financial statements, the qualifications and independence of our independent registered public accounting firm and the performance of our internal audit function and independent registered public accounting firm. The audit committee appoints, assists and meets with the independent registered public accounting firm, oversees each annual audit and quarterly review, establishes and maintains our internal audit controls and prepares the report that federal securities laws require be included in our annual proxy statement. Ms. Wilson is the chair and Ms. Cambon and Mr. Gilchrist serve as members of the audit committee. Our board of directors has determined that each of Ms. Wilson, Ms. Cambon and Mr. Gilchrist is an "audit committee financial expert" as defined by the Securities and Exchange Commission. In addition, our board of directors has determined that Ms. Cambon's simultaneous service on our audit committee and the audit committees of three other public companies would not impair her ability to effectively serve on our audit committee. The audit committee held five meetings in 2010.

Compensation Committee. The compensation committee reviews and approves our compensation philosophy and the compensation and benefits of our executive officers and Section 16 officers; reviews and approves all executive officers' employment agreements and severance arrangements; administers and makes recommendations to our board of directors regarding our compensation and stock incentive plans; reviews and approves policies concerning perquisite benefits, policies regarding compensation paid to our executive officers in excess of limits deductible under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and policies with respect to change of control and "parachute" payments; and reviews the compensation discussion and analysis included in our proxy statement and produces an annual report on executive compensation for inclusion in our proxy statement. Dr. Dennis is the chair and Ms. Cambon and Mr. Gilchrist serve as members of the compensation committee. The compensation committee held 13 meetings in 2010.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee develops and recommends to our board of directors a set of corporate governance principles, adopts a code of ethics, adopts policies with respect to conflicts of interest, monitors our compliance with corporate governance requirements of state and federal law and the rules and regulations of the New York Stock Exchange, establishes criteria for prospective members of our board of directors, conducts candidate searches and interviews, oversees and evaluates our board of directors and management, evaluates from time to time the appropriate size and composition of our board of directors, recommends, as appropriate, increases, decreases and changes in the composition of our board of directors and recommends to our board of directors the slate of directors to be elected at each annual meeting of our stockholders. Mr. Roth is the chair and Dr. Dennis and Ms. Wilson serve as members of the nominating and corporate governance committee. The nominating and corporate governance committee held two meetings in 2010.

Our board of directors has adopted charters for each of the audit committee, compensation committee and nominating and corporate governance committee. Each of the charters is available on our website at www.biomedrealty.com. The information contained on our website is not incorporated by reference into and does not form a part of this proxy statement.

Our board of directors may from time to time establish certain other committees to facilitate the management of BioMed.

Board Leadership Structure

Mr. Gold has served as our Chairman and Chief Executive Officer since our formation in 2004. Our board of directors is comprised of Mr. Gold, Mr. Kreitzer, our Executive Vice President and General Counsel, and five independent directors. Our board has three standing independent committees with separate chairs — the audit, compensation, and nominating and corporate governance committees.

Our board of directors possesses considerable business experience and understanding of our company, including the opportunities and risks that we face. Our board of directors believes that our Chief Executive Officer is best situated to serve as Chairman because he is the director most familiar with the company's business and industry, and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. Independent directors and management have different perspectives and roles in strategy development and execution. Our independent directors bring experience, oversight and expertise from outside the company and across various disciplines, including real estate, finance, life science, public company management and academics, while our Chief Executive Officer brings extensive company-specific and life science real estate experience and expertise. Our board of directors believes that the combined role of Chairman and Chief Executive Officer promotes strategy development and execution, and facilitates information flow between management and our board, which are essential to effective governance and success in achieving business goals.

One of the key responsibilities of our board of directors is to oversee development of strategic direction and hold management accountable for the execution of strategy once it is developed. Our board of directors believes the combined role of Chairman and Chief Executive Officer, in combination with our five independent directors comprising a large majority of the board, is in the best interest of our company because it provides the appropriate balance between strategy development and independent oversight of management.

Board's Role in Risk Oversight

Our board of directors oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term corporate performance and enhance stockholder value. As such, our board, as a whole and at the committee level, focuses on the company's general risk management strategy, the most significant risks facing the company, and the implementation of risk mitigation strategies by management.

As a part of this process, our board regularly receives reports from members of senior management on areas of material risk to the company, including operational, financial, legal and regulatory, strategic and reputational risks, as well as general updates on the company's financial position, budgets, financing activities, results of operations, tenants, leasing and development activities and other department-specific activities.

In addition, the board's committees are responsible for reviewing risk management strategies in certain areas. The compensation committee is responsible for reviewing the management of risks relating to the company's compensation plans and arrangements. The audit committee reviews management of financial risks, including risks associated with financial accounting and audits and internal control over financial reporting. The nominating and corporate governance committee reviews risks associated with the independence of our board of directors, adherence to corporate governance standards, and management development and leadership succession policies and programs. While each committee is responsible for evaluating certain risks, our entire board of directors is regularly informed through committee reports about such risks, including when a matter rises to the level of a material or enterprise level risk. This enables our board and its committees to coordinate the risk oversight role, particularly with respect to the interrelationship of risks.

Our management is responsible for day-to-day risk management. Our accounting, legal and internal audit functions serve as the primary monitoring divisions for company-wide policies and procedures, and manage the day-to-day oversight of the risk management strategy for our ongoing business. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, and compliance and reporting levels, and working with the board or its committees as necessary to design and implement risk management strategies.

We believe the division of risk management responsibilities described above is an effective approach for addressing the risks facing BioMed and that our board leadership structure supports this approach.

Compensation Committee Interlocks and Insider Participation

There were no insider participations or compensation committee interlocks among the members of the committee during fiscal year 2010. At all times during fiscal year 2010, the compensation committee was comprised solely of independent, non-employee directors.

Director Qualifications

The nominating and corporate governance committee has not set minimum qualifications for board nominees. However, pursuant to its charter, in identifying candidates to recommend for election to the board, the nominating and corporate governance committee considers the following criteria: (1) personal and professional integrity, ethics and values, (2) experience in corporate management, such as serving as an officer or former officer of a publicly held company, and a general understanding of marketing, finance and other elements relevant to the success of a publicly traded company in today's business environment, (3) experience in our industry and with relevant social policy concerns, (4) diversity of experience, profession and background, both on an individual level and in relation to the board as a whole, (5) experience as a board member of another publicly held company, (6) academic expertise in an area of our operations and (7) practical and mature business judgment, including ability to make independent analytical inquiries. Our board of directors evaluates each individual in the context of our board as a whole, with the objective of assembling a group that can best perpetuate the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas. In determining whether to recommend a director for re-election, the nominating and corporate governance committee also considers the director's past attendance at meetings and participation in and contributions to the activities of the board. Nominees are not evaluated on the basis of race, gender, religion, national origin, sexual orientation, disability or any other basis prohibited by law. Our directors, qualification criteria and the effectiveness of our nomination policies are reviewed annually by the nominating and corporate governance committee.

Identifying and Evaluating Nominees for Directors

The nominating and corporate governance committee identifies nominees by first evaluating the current members of our board willing to continue in service. Current members with qualifications and skills that are consistent with the nominating and corporate governance committee's criteria for board service are re-nominated. As to new candidates, the nominating and corporate governance committee will generally poll board members and members of management for their recommendations. The nominating and corporate governance committee may also hire a search firm if deemed appropriate to identify and perform background due diligence on potential candidates. An initial slate of candidates will be presented to the chair of the nominating and corporate governance committee, who will then make an initial determination as to the qualification and fit of each candidate. Candidates will be interviewed by the Chief Executive Officer and independent board members. The nominating and corporate governance committee will then approve final director candidates and, after review and deliberation of all feedback and data, will make its recommendation to our board of directors. Recommendations received from stockholders will be considered and processed and are subject to the same criteria as are candidates nominated by the nominating and corporate governance committee.

The foregoing notwithstanding, if we are legally required by contract or otherwise to permit a third party to designate one or more of the directors to be elected or appointed (for example, pursuant to articles supplementary designating the rights of a class of preferred stock to elect one or more directors upon a dividend default), then the nomination or appointment of such directors shall be governed by such requirements.

Each of the nominees for election as director at the annual meeting is recommended by the nominating and corporate governance committee to stand for reelection.

Stockholder Recommendations for Director Nominees

The nominating and corporate governance committee's policy is to consider candidates recommended by stockholders. The stockholder must submit a detailed resumé of the candidate and an explanation of the reasons why the stockholder believes the candidate is qualified for service on our board of directors and how the candidate satisfies the board's criteria. The stockholder must also provide such other information about the candidate as would be required by the Securities and Exchange Commission rules to be included in a proxy statement. In addition, the stockholder must include the consent of the candidate and describe any arrangements or undertakings between the stockholder and the candidate regarding the nomination. The stockholder must submit proof of BioMed stock-holdings. All communications are to be directed to the chair of the nominating and corporate governance committee, c/o BioMed Realty Trust, Inc., 17190 Bernardo Center Drive, San Diego, California 92128, Attention: Secretary. For any annual meeting, recommendations received after 120 days prior to the anniversary of the date of the proxy statement for the prior year's annual meeting will likely not be considered timely for consideration by the nominating and corporate governance committee for that annual meeting.

Compensation of Directors

In 2010, each of our directors who was not an employee of our company or our subsidiaries received an annual fee of $35,000 for service as a director. The chair of the audit committee received an additional $15,000 annual fee and each non-employee director who chaired any other committee of the board of directors received an additional $10,000 annual fee for each committee chaired. In addition, each non-employee director received a fee of $1,500 for each board of directors meeting attended in person or by telephone, a fee of $1,500 for each audit committee meeting attended in person or by telephone, and a fee of $1,000 for each other committee meeting attended in person or by telephone. Non-employee directors received fees for attending committee meetings whether or not a meeting of the board of directors was held on the same day. Non-employee directors were also reimbursed for reasonable expenses incurred to attend board of directors and committee meetings. Directors who were employees of BioMed or its subsidiaries did not receive compensation for their service as directors.

Our non-employee directors also receive automatic grants of restricted stock under our 2004 Incentive Award Plan on the date of each annual meeting of stockholders equal in value to $60,000, based on the closing price of our common stock on the date of such grant. On the date of the 2010 annual meeting of stockholders, each non-employee director was granted 3,771 shares of restricted stock. The restricted stock granted to non-employee directors vests one year from the date of grant.

The table below summarizes the compensation paid by the company to non-employee directors for the fiscal year ended December 31, 2010.

Name(1)	Fees Earned or Paid in Cash	Stock Awards(2)	All Other Compensation(3)	Total
Barbara R. Cambon	$67,500	$59,997	$1,767	$129,264
Edward A. Dennis, Ph.D.	73,500	59,997	1,767	135,264
Richard I. Gilchrist	66,000	59,997	1,767	127,764
Theodore D. Roth	63,500	59,997	1,767	125,264
M. Faye Wilson	72,500	59,997	1,767	134,264

(1) Alan D. Gold, our Chairman and Chief Executive Officer, and Gary A. Kreitzer, our Executive Vice President and General Counsel, are not included in this table because they are employees and thus receive no compensation for their services as directors. The compensation received by Messrs. Gold and Kreitzer as employees is shown in the Summary Compensation Table below.

(2) Represents the grant date fair value of restricted stock awarded in 2010 based on the closing price of our common stock on the date of such grants, as determined in accordance with Accounting Standards Codification Topic 718, Stock Compensation, or ASC Topic 718. During 2010, each of our independent directors was granted 3,771 shares of restricted stock. The shares vest one year from the date of grant, and represent the only unvested shares of restricted stock held by our non-employee directors at December 31, 2010.

(3) All other compensation represents dividends paid on unvested restricted stock, and excludes dividends paid on vested restricted stock. Dividends are paid on the entirety of the restricted stock grants, including the unvested portion, from the date of the grant.

Stock Ownership Guidelines for Non-Employee Directors

In August 2010, our board of directors adopted stock ownership guidelines for the company's non-employee directors. Under the guidelines, each non-employee director is expected to, within five years of the later of August 25, 2010 or the date on which such person is appointed to the board, own shares of the company's common stock or securities convertible or exchangeable into shares of the company's common stock with a market value of no less than five times his or her current annual cash retainer for serving as a member of the board of directors, exclusive of chairperson, committee or meeting fees. Each non-employee director was in compliance with the stock ownership guidelines for the year ended December 31, 2010. Stock ownership guidelines for our executive officers, including Messrs. Gold and Kreitzer, are described below under "Executive Compensation and Other Information — Compensation Discussion and Analysis — Stock Ownership Guidelines for Executive Officers."

Policy Governing Stockholder Communications with the Board of Directors

Our board of directors welcomes communications from our stockholders. Any stockholder or other interested party who wishes to communicate with the board or one or more members of the board should do so in writing in care of the General Counsel of BioMed, at our principal office, 17190 Bernardo Center Drive, San Diego, California 92128. The General Counsel is directed to forward each appropriate communication to the director or directors for whom it is intended.

Policy Governing Director Attendance at Annual Meetings of Stockholders

We encourage, but do not require, our board members to attend the annual meeting of stockholders. Except for Mr. Gilchrist, all of our directors attended our 2010 annual meeting of stockholders, which was held on May 26, 2010.

Code of Business Conduct and Ethics and Corporate Governance Guidelines

We have adopted a Code of Business Conduct and Ethics that applies to our officers, employees, agents and directors. In addition, our board of directors has adopted Corporate Governance Guidelines to assist the board in the exercise of its responsibilities and to serve the interests of BioMed and its stockholders. The Code of Business Conduct and Ethics and Corporate Governance Guidelines are posted on our website at www.biomedrealty.com.

Recommendation of the Board of Directors

Our board of directors recommends that stockholders vote FOR each of the nominees set forth above.

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of our board of directors has selected KPMG LLP to serve as our independent registered public accounting firm for the year ending December 31, 2011, and our board of directors has directed that management submit the selection of the independent registered public accounting firm for ratification by our stockholders at the annual meeting. KPMG LLP has audited our financial statements since our inception in 2004. Representatives of KPMG LLP are expected to be present at the annual meeting. Such representatives will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

Stockholder ratification of the selection of KPMG LLP as our independent registered public accounting firm is not required by our bylaws or otherwise. However, the board of directors is submitting the selection of KPMG LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the audit committee will reconsider whether or not to retain that firm and may decide to retain the firm, even in the absence of stockholder ratification. Even if the selection is ratified, the audit committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if the audit committee determines that such a change would be in the best interests of the company.

The affirmative vote of a majority of the votes cast at the annual meeting is required for the ratification of the selection of KPMG LLP as our independent registered public accounting firm.

Recommendation of the Board of Directors

Our board of directors recommends that stockholders vote FOR the ratification of the selection of KPMG LLP as the company's independent registered public accounting firm for the year ending December 31, 2011.

PROPOSAL 3

APPROVAL OF THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, BioMed's stockholders are entitled to vote at the annual meeting to provide advisory approval of the compensation of the company's named executive officers as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission. Pursuant to the Dodd-Frank Act, the stockholder vote on executive compensation is an advisory vote only, and it is not binding on BioMed or our board of directors.

Although the vote is non-binding, our compensation committee and board of directors value the opinions of the stockholders and will consider the outcome of the vote when making future compensation decisions. Set forth below is a summary of some of the key points of our 2010 executive compensation program. We urge you to consider the complete discussion of our executive compensation program as discussed in the "Compensation Discussion and Analysis" section of this proxy statement.

As described more fully in the Compensation Discussion and Analysis section of this proxy statement, BioMed's executive compensation program is designed to attract, retain and motivate individuals with superior ability, experience and leadership capability to deliver on our annual and long-term business objectives necessary to create stockholder value. The compensation committee continually reviews the compensation program for our named executive officers to ensure it achieves the desired goals of aligning our executive compensation structure with our stockholders' interests and current market practices. We believe our executive compensation program fulfills these goals and is reasonable, competitive and strongly aligned with our performance and the performance of our executives.

Our executive compensation program is primarily comprised of three elements: base salary, annual bonuses and long-term incentives. The compensation committee initially targets an allocation of 60% of the executive officer's total compensation to long-term equity awards. Long-term equity awards generally take the form of restricted stock awards or long term incentive plan (LTIP) unit awards, both of which vest over a multi-year vesting period. In addition, during 2010, BioMed implemented stock ownership guidelines for each of its executives to further align executive compensation with stockholder interests.

To attract and retain highly talented executive management, the compensation committee has historically sought to target total compensation for our named executive officers at a level that is generally within the 50th to 75th percentile range of the total compensation paid to executives holding comparable positions within our peer group of companies. The compensation committee may adjust our executives' compensation by awarding total compensation above or below that range based on the executives' exceeding expectations or failure to meet expectations. This is generally done by adjusting the annual performance bonus payouts or the annual long-term equity award grants. In this way, the executive compensation awarded by the compensation committee is dependent in large part on the compensation committee's assessment of corporate performance and the executives' individual and business unit performance, but permits discretion by the compensation committee to ensure that numerical targets are not overly emphasized, to the detriment of sound long-term decisions that drive long-term stockholder value creation.

Since our company's inception, BioMed's senior management team has focused on the disciplined execution of our proven business strategy of investing in the highest quality assets in the sought after core U.S. life science markets, effectively managing those assets, driving leasing activity with premier life science tenants and maintaining a prudent capitalization structure. Our company's fiscal 2010 accomplishments, guided by our named executive officers, illustrated this focus, which included, among other things, the following:

- *Leasing Activity:* We leased approximately 1.5 million square feet in the five quarters ended December 31, 2010, 46% above our publicly disclosed five quarter leasing goal.
- *Portfolio Management:* We achieved growth in annual cash basis same property net operating income of 2.2% year-over-year, and 13.1% year-over-year in the fourth quarter of 2010.

- *Investment Activity:* We acquired 16 new properties for an aggregate of $675 million, representing approximately 1.7 million square feet, with additional development potential of approximately 1.0 million square feet.
- *Organizational Achievements:* We further strengthened the depth of our seasoned management team with significant additions and promotions throughout the year.
- *Financial Results:* We achieved funds from operations, or FFO, per diluted share of $1.16 for 2010, and raised our quarterly common stock dividend by 21% year-over-year to $0.17 per share in the fourth quarter of 2010.
- *Liquidity and Financial Position:* We executed on over $950 million in capital raising transactions during 2010, further strengthening our financial position.
- *Strategic Initiatives:* We earned investment grade corporate credit ratings in April 2010.
- *Total Stockholder Return:* We achieved a total one-year stockholder return in 2010 of 22.5%, outperforming our peer group by a significant margin.

In addition, our compensation committee determined that each of our named executive officers performed well individually and effectively managed their respective business units to contribute significantly to our overall corporate achievements.

We believe that the 2010 compensation of our named executive officers was appropriate and aligned with our 2010 performance and the performance during 2010 of our named executive officers on an individual and business unit basis.

We are asking our stockholders to indicate their support for our named executive officer compensation as described in this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement. Accordingly, we ask that our stockholders vote "FOR" the following resolution:

> "RESOLVED, that BioMed's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in BioMed's Proxy Statement for the 2011 Annual Meeting of Stockholders, pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2010 Summary Compensation Table and the other related tables and disclosure."

Approval of the advisory vote regarding the compensation of the named executive officers described in this proposal 3 requires the affirmative vote of a majority of the votes cast on the proposal.

Recommendation of the Board of Directors

Our board of directors recommends that stockholders vote FOR the approval of the compensation of the named executive officers as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission.

PROPOSAL 4

FREQUENCY OF STOCKHOLDER VOTE ON EXECUTIVE COMPENSATION

Under the Dodd-Frank Act, BioMed's stockholders are entitled to vote at the annual meeting regarding whether the stockholder vote to approve the compensation of the named executive officers (as described in proposal 3 of this proxy statement) should occur every one, two or three years. Under the rules issued by the Securities and Exchange Commission, stockholders shall also have the option to abstain from voting on the matter. Pursuant to the Dodd-Frank Act, the stockholder vote on the frequency of the stockholder vote to approve executive compensation is an advisory vote only, and it is not binding on BioMed or our board of directors.

Although the vote is non-binding, our compensation committee and board of directors value the opinions of our stockholders and will consider the outcome of the vote when determining the frequency of the stockholder vote on executive compensation.

Our board of directors has determined that an advisory stockholder vote on executive compensation every three years is the best approach for BioMed and its stockholders for a number of reasons, including the following:

- **Our executive compensation program is designed to support long-term value creation, and a triennial vote will allow stockholders to better judge our executive compensation program in relation to our long-term performance.** As described in the Compensation Discussion and Analysis section below, one of the core principles of our executive compensation program is to ensure management's interests are strongly aligned with our stockholders' interests to support long-term value creation. Accordingly, we grant awards with multi-year service periods to encourage our named executive officers to focus on long-term performance, and recommend a triennial vote which would allow our executive compensation program to be evaluated over a similar time-frame and in relation to our long-term performance.
- **A triennial vote will provide us with the time to thoughtfully evaluate and respond to stockholders' sentiments and implement any necessary changes.** We carefully review changes to our executive compensation program to maintain the consistency and credibility of the program and to ensure its continued motivation and retention of our employees. We therefore believe that a triennial vote is an appropriate frequency to provide our management team and compensation committee sufficient time to thoughtfully consider stockholders' input and to implement any appropriate changes to our executive compensation program, in light of the timing that would be required to effectively and thoughtfully implement any decisions related to such changes.
- **We will continue to engage with our stockholders regarding our executive compensation program during the period between stockholder votes.** Engagement with our stockholders is a key component of our corporate governance. We seek and are open to input from our stockholders regarding board and governance matters, as well as our executive compensation program. We believe our stockholders' ability to contact us at any time to express specific views on executive compensation holds us accountable to stockholders and reduces the need for and value of more frequent advisory votes on executive compensation.

The option of one year, two years or three years that receives a majority of the votes cast shall be the frequency for the advisory vote on executive compensation that has been recommended by stockholders. In the event that no option receives a majority of the votes cast, we will consider the option that receives the most votes to be the option selected by stockholders.

Recommendation of the Board of Directors

Our board of directors recommends a vote FOR EVERY THREE YEARS regarding the frequency of the stockholder vote to approve the compensation of the named executive officers as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission. Please note: Stockholders are not voting to approve or disapprove our board's recommendation regarding this proposal 4.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of March 10, 2011, except as otherwise set forth in the footnotes to the table, the beneficial ownership of shares of our common stock and shares of common stock into which units of limited partnership in our operating partnership, BioMed Realty, L.P., a Maryland limited partnership of which we are the sole general partner, are exchangeable for (1) each person who is the beneficial owner of 5% or more of our outstanding common stock, (2) each executive officer named in the Summary Compensation Table below (the "named executive officers"), (3) each director and nominee for director and (4) executive officers and directors as a group. Each person named in the table has sole voting and investment power with respect to all of the shares of common stock shown as beneficially owned by such person, except as otherwise set forth in the footnotes to the table. The extent to which a person holds operating partnership units as opposed to shares of common stock is set forth in the footnotes below. Unless otherwise indicated, the address of each named person is c/o BioMed Realty Trust, Inc., 17190 Bernardo Center Drive, San Diego, California 92128. We are not aware of any arrangements, including any pledge of our common stock, that could result in a change in control of the company.

Name and Address	Number of Shares of Common Stock and Units Beneficially Owned(1)	Percentage of Shares of Common Stock Beneficially Owned(2)	Percentage of Shares of Common Stock and Units Beneficially Owned(2)(3)
Alan D. Gold(4)	1,757,478	*	1.3%
R. Kent Griffin, Jr.(5)	362,820	*	*
Gary A. Kreitzer(6)	965,507	*	*
Matthew G. McDevitt(7)	254,170	*	*
Greg N. Lubushkin(8)	82,564	*	*
Barbara R. Cambon(9)	17,771	*	*
Edward A. Dennis, Ph.D.(9)	20,271	*	*
Richard I. Gilchrist(9)	9,771	*	*
Theodore D. Roth(9)(10)	17,771	*	*
M. Faye Wilson(9)	17,771	*	*
BlackRock, Inc.(11)	13,380,429	10.2%	10.2
Columbia Wanger Asset Management, LLC(12)	7,690,200	5.9	5.9
LaSalle Investment Management (Securities), L.P.(13)	7,386,935	5.6	5.6
The Vanguard Group, Inc.(14)	13,283,497	10.1	10.1
All executive officers and directors as a group (10 persons)	3,505,894	*	2.6

* Less than 1%.

(1) Amounts assume that all units are exchanged for shares of our common stock.

(2) Based on a total of 131,238,082 shares of our common stock outstanding as of March 10, 2011.

(3) Based on a total of 2,593,538 limited partnership units and 395,531 LTIP units outstanding as of March 10, 2011, which may be exchanged for cash or shares of our common stock under certain circumstances. The total number of shares of common stock and units outstanding used in calculating these percentages assumes that none of the units held by other persons are exchanged for shares of our common stock.

(4) Includes 1,041,742 limited partnership units, 104,000 LTIP units, 56,960 shares of common stock and 375,738 shares of restricted stock held by Mr. Gold directly. 1,041,742 limited partnership units held by Mr. Gold directly are pledged as security for a loan. Also includes Mr. Gold's interest in 179,038 limited partnership units held by entities in which Messrs. Gold and Kreitzer share voting and investment power.

(5) Includes 206,831 shares of restricted stock and 43,209 LTIP units held by Mr. Griffin directly.

(6) Includes 642,528 limited partnership units, 80,879 LTIP units and 3,232 shares of restricted stock held by Mr. Kreitzer directly, of which 424,069 limited partnership units are pledged as security for a non-purpose

loan. Also includes 80,000 limited partnership units held by Ventanas Del Mar, L.P., over which Mr. Kreitzer has sole voting and investment power, and includes Mr. Kreitzer's interest in 109,715 limited partnership units held by entities in which Messrs. Gold and Kreitzer share voting and investment power.

(7) Includes 82,692 LTIP units and 151,048 shares of restricted stock held by Mr. McDevitt directly.

(8) Includes 7,920 LTIP units and 57,653 shares of restricted stock held by Mr. Lubushkin directly. 10,145 shares of common stock are pledged as security for a margin account.

(9) Includes 3,771 shares of restricted stock.

(10) Includes 8,500 shares of common stock held in a margin account.

(11) Includes shares beneficially owned by the following subsidiaries of BlackRock, Inc.: BlackRock Advisors LLC, BlackRock Asset Management Australia Limited, BlackRock Asset Management Ireland Limited, BlackRock Capital Management, Inc., BlackRock Financial Management, Inc., BlackRock Fund Advisors, BlackRock Fund Managers Limited, BlackRock Institutional Trust Company, N.A., BlackRock Investment Management, LLC, BlackRock International Ltd. and BlackRock Japan Co. Ltd. BlackRock, Inc.'s address is 40 East 52nd Street, New York, New York 10022. The foregoing information is based on BlackRock, Inc.'s Schedule 13G/A filed with the Securities and Exchange Commission on January 10, 2011.

(12) Columbia Wanger Asset Management, LLC's address is 227 West Monroe Street, Suite 3000, Chicago, IL 60606. The foregoing information is based on Columbia Wanger Asset Management, LLC's Schedule 13G filed with the Securities and Exchange Commission on February 10, 2011.

(13) Includes shares beneficially owned by LaSalle Investment Management (Securities), L.P. and LaSalle Investment Management, Inc. as a group. LaSalle Investment Management (Securities), L.P.'s address is 100 East Pratt Street, Baltimore, Maryland 21202, and LaSalle Investment Management, Inc.'s address is 200 East Randolph Drive, Chicago, Illinois 60601. The foregoing information is based on LaSalle Investment Management (Securities), L.P.'s Schedule 13G filed with the Securities and Exchange Commission on February 11, 2011.

(14) Includes 205,072 shares beneficially owned by Vanguard Fiduciary Trust Company ("VFTC"), a wholly-owned subsidiary of The Vanguard Group, Inc., as a result of its serving as investment manager of collective trust accounts. VFTC directs the voting of these shares. Also includes 6,798,787 shares beneficially owned by Vanguard Specialized Funds — Vanguard REIT Index Fund. Vanguard Specialized Funds — Vanguard REIT Index Fund has sole voting power over these shares. The Vanguard Group, Inc.'s address is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355. The foregoing information is based on The Vanguard Group, Inc.'s Schedule 13G/A and Vanguard Specialized Funds — Vanguard REIT Index Fund's Schedule 13G, each filed with the Securities and Exchange Commission on February 10, 2011.

EXECUTIVE OFFICERS

Our executive officers and their ages as of March 10, 2011 are as follows:

Name	Position	Age
Alan D. Gold	Chairman and Chief Executive Officer	50
R. Kent Griffin, Jr.	President and Chief Operating Officer	41
Gary A. Kreitzer	Executive Vice President and General Counsel	56
Matthew G. McDevitt	Executive Vice President, Real Estate	45
Greg N. Lubushkin	Chief Financial Officer	58

Biographical information with respect to Messrs. Gold and Kreitzer is set forth above under "Election of Directors — Information Regarding Directors."

R. Kent Griffin, Jr. has served as our President and Chief Operating Officer since December 2008, also having served as our Chief Financial Officer from March 2006 to May 2010. Mr. Griffin previously was part of the real estate investment banking group at Raymond James & Associates, Inc. where he was a Senior Vice President responsible for advising real estate clients on public and private equity and debt issuance, mergers and acquisitions, and other services. Prior to joining Raymond James in 2003, Mr. Griffin worked in the global real estate investment banking group of JP Morgan in both New York and San Francisco. Prior to that, Mr. Griffin was part of the real estate service group for Arthur Andersen LLP, where he was responsible for a range of audit and advisory services as a certified public accountant. Mr. Griffin received a Master of Business Administration from the University of North Carolina and a Bachelor of Science Degree in Business and Accountancy from Wake Forest University. Mr. Griffin is a member of the National Association of Real Estate Investment Trusts.

Matthew G. McDevitt has served as our Executive Vice President, Real Estate since February 2010, having served as our Executive Vice President, Acquisitions and Leasing from February 2008 to February 2010 and our Regional Executive Vice President from February 2006 to February 2008, and having joined us in 2004 as our Vice President, Acquisitions. Mr. McDevitt previously served as President of McDevitt Real Estate Services, Inc. ("MRES"), which Mr. McDevitt formed in October 1997 as a full service real estate provider focusing on the life science industry. Before founding MRES, Mr. McDevitt spent ten years as a commercial real estate broker in the Washington, D.C. metropolitan area. Mr. McDevitt received his Bachelor of Arts Degree in Business from Gettysburg College.

Greg N. Lubushkin has served as our Chief Financial Officer since May 2010, having served as our Vice President, Chief Accounting Officer from April 2007 to May 2010. From November 2004 to March 2007, Mr. Lubushkin served as Chief Accounting Officer of ECC Capital Corporation, a publicly traded mortgage REIT that invests in residential mortgage loans. From 1988 to 2004, Mr. Lubushkin was an audit partner, and from 1977 to 1988 a staff member, of PricewaterhouseCoopers LLP, a public accounting firm. Mr. Lubushkin received a Bachelor of Science Degree in Business Administration (Accounting and Finance emphasis) from the University of California at Berkeley. Mr. Lubushkin is a member of the American Institute of Certified Public Accountants and the California Society of Certified Public Accountants.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Compensation Discussion and Analysis

This section provides an overview and analysis of our compensation program and policies, the material compensation decisions we have made under those programs and policies with respect to our Named Executive Officers, and the material factors that we considered in making those decisions. Our Named Executive Officers include:

- Alan D. Gold, our Chairman and Chief Executive Officer,
- Kent Griffin, our President and Chief Operating Officer,
- Gary A. Kreitzer, our Executive Vice President and General Counsel,
- Matthew G. McDevitt, our Executive Vice President, Real Estate, and
- Greg N. Lubushkin, our Chief Financial Officer.

On February 12, 2010, Mr. McDevitt was promoted to Executive Vice President, Real Estate, having previously served as Executive Vice President, Acquisitions and Leasing. On May 26, 2010, Mr. Lubushkin was promoted to Chief Financial Officer, having previously served as our Vice President, Chief Accounting Officer. In connection with Mr. Lubushkin's promotion, Mr. Griffin relinquished the title of Chief Financial Officer and retained the title of President and Chief Operating Officer.

Executive Compensation Program Overview

Our executive compensation program is administered under the direction of the compensation committee of the board of directors. The responsibilities of the compensation committee are more fully described under "Election of Directors — Information Regarding the Board — Committees of the Board — Compensation Committee."

Objectives of Our Executive Compensation Program. Our executive compensation program is designed to meet the following objectives:

- to attract, retain and motivate executives with superior ability, experience and leadership capability by providing compensation that is competitive relative to the compensation paid to similarly situated executives of our peer companies,
- to reward individual achievement appropriately and promote individual accountability to deliver on our business objectives, and
- to enhance BioMed's long-term financial performance and position, and thus stockholder value, by significantly aligning the financial interests of our executives with those of our stockholders.

To accomplish these objectives, our executive compensation program primarily includes:

- annual base salaries, intended to provide a stable annual income at a level that is consistent with the individual executive officer's role and contribution to the company,
- bonuses, intended to link each executive officer's compensation to our corporate performance and the officer's individual and business unit performance for a particular year, and
- long-term incentives through equity-based compensation, including restricted stock and LTIP unit grants, intended to further promote retention through time-based vesting, to significantly align the financial interests of our executives with those of our stockholders and to encourage actions that maximize long-term stockholder value.

Each of our executive officers is also entitled to certain benefits upon a change of control of the company or upon his or her termination from the company without "cause" or for "good reason." We provide these benefits to our executive officers in order to give them the personal security and stability necessary for them to focus on the performance of their duties and responsibilities to us, and in order to attract and retain executives as we compete for talented employees in a marketplace where such protections are commonly offered. These items are described below under "Severance Arrangements" and "— Potential Payments Upon Termination or Change in Control."

Stock Ownership Guidelines for Executive Officers

In August 2010, to further link the long-term economic interests of our executive officers directly to that of our stockholders and maximize long-term stockholder value, our board of directors adopted guidelines for the executive officers. The guidelines provide that the company's executive officers are expected to, within five years of the later of August 25, 2010 or the date on which such person is appointed to his or her position, own shares of the company's common stock or securities convertible or exchangeable into shares of the company's common stock with a market value of no less than six times current annual base salary with respect to the Chief Executive Officer and no less than three times current annual base salary with respect to the other executive officers. Each executive officer was in compliance with the stock ownership guidelines for the year ended December 31, 2010. Stock ownership guidelines for our non-employee directors are described above under "Election of Directors— Information Regarding Directors — Stock Ownership Guidelines for Non-Employee Directors."

Determination of Compensation Awards

The compensation committee annually reviews and determines the total compensation to be paid to our executive officers.

Role of Management. Mr. Gold, our Chief Executive Officer, makes recommendations and presents analyses to the compensation committee based on its requests. He also discusses with the committee:

- the company's and its peers' performance,
- the financial and other impacts of proposed compensation changes on our business,
- peer group data, and

- the performance of the other executives, including information on how he evaluates the other executives' individual and business unit performances in the context of the goals established at the beginning of the year.

Mr. Gold attends compensation committee meetings, but he does not attend the portion of compensation committee meetings intended to be held without members of management present, or any deliberations relating to his own compensation. Mr. Griffin, our President and Chief Operating Officer, when directed accordingly, also provides information on the company's and its peers' performance and evaluates the financial implications of compensation committee actions under consideration and provides related information.

Competitive Market Data and Compensation Consultant. The compensation committee has retained FPL Associates to provide executive compensation advisory services. Neither the compensation committee nor the company has any other professional relationship with FPL Associates, except that Ferguson Partners Ltd., an affiliate of FPL Associates, was also retained in connection with our identification and review of potential board candidates in 2007. In connection with the compensation committee's year-end 2010 compensation review and determinations, FPL Associates provided data regarding market practices and trends and provided advice regarding executive annual base salaries, bonuses and long-term incentive compensation, consistent with our compensation philosophies and objectives.

In determining compensation for our executive officers, the compensation committee utilizes data and surveys provided by FPL Associates of the companies in our peer group and examines each peer company's performance and the compensation elements and levels provided to their executive officers. The compensation committee then carefully evaluates our corporate performance and each executive officer's individual and business unit performance and contributions, as described below, and determines whether the compensation elements and levels that we provide to our executive officers are appropriate relative to the compensation elements and levels provided to their counterparts at our peer companies. In its review of the peer group information, the committee compares the executive compensation programs as a whole and also compares the pay of individual executives if the positions were sufficiently similar to make the comparisons meaningful.

The compensation committee, with input from the compensation consultant and management, annually reviews the composition of the peer group and the criteria and data used in compiling the peer group list, and makes appropriate modifications to account for certain factors such as peer company size, market capitalization, asset focus, performance and geography (based on location of the peer company's headquarters). The compensation committee does not consider the methodology that each peer company employs in making compensation decisions as a factor in selecting the companies for inclusion in the peer group.

For 2010, the compensation committee utilized the following peer group of real estate companies, consisting of 20 public REITs. Given the limited number of direct peers focused on the life science real estate product type, our compensation committee utilized a peer group comprised of companies from a broader range of asset classes, having individual total capitalizations in the range of $1.4 billion to $18.1 billion, with a median total capitalization of $3.2 billion, as of June 30, 2010, compared to BioMed's total capitalization of $3.4 billion. The 2010 peer group included the following companies:

- Alexandria Real Estate Equities, Inc.
- American Campus Communities, Inc.
- Boston Properties, Inc.
- Brandywine Realty Trust
- Corporate Office Properties Trust
- DCT Industrial Trust Inc.
- Digital Realty Trust, Inc.
- Douglas Emmett, Inc.
- Entertainment Properties Trust
- Equity One, Inc.
- HCP, Inc.
- Health Care REIT, Inc.
- Healthcare Realty Trust Incorporated
- Kilroy Realty Corporation
- National Retail Properties, Inc.
- Parkway Properties, Inc.
- PS Business Parks, Inc.
- U-Store-It Trust
- Ventas, Inc.
- Washington Real Estate Investment Trust

Although the compensation committee obtains and reviews compensation data from the company's peers, it does not believe that it is appropriate to establish compensation levels based solely on benchmarking. Instead, the compensation committee relies upon its judgment in making compensation decisions, after reviewing the company's performance and each executive's individual performance during the year and, for executive officers other than Mr. Gold, business unit performance during the year, each as more specifically described below. The compensation committee also considers the extensive experience and focused expertise of each of the executive officers in the life science real estate product type, which the compensation committee views as unique in the industry and key elements for the long-term success of the company.

To attract and retain highly talented executive management, the compensation committee has historically sought to target total compensation for our executive officers at a level that is generally within the 50th to 75th percentile range of the total compensation paid to executives holding comparable positions within the peer group. The compensation committee also initially targets an allocation of 60% of the executive officer's total compensation to long-term incentives, with the remaining 40% to base salary and annual cash bonus. The compensation committee may adjust this allocation to reflect the evolving compensation mix of our peer group companies, total compensation targets and the guidelines and requirements established in the executives' employment agreements for base salaries and bonus ranges, to facilitate the achievement of BioMed's objectives or to remain competitive in the market for executive talent.

Performance Measures. As discussed above, the compensation committee evaluates the executive officers based on company, individual and, in certain cases, business unit performance. Specifically, the compensation committee annually evaluates performance in the following areas:

- corporate operating performance,
- corporate financial performance,
- our total stockholder return,
- our strategic initiatives, and
- individual performance (and business unit performance, except for Mr. Gold).

The compensation committee determined that our overall corporate performance in the four areas enumerated above would be considered by the compensation committee in connection with the 2010 compensation decisions, and that the translation of that performance into compensation decisions would not be formulaic, but would be made by the compensation committee in its discretion, considering our corporate performance in these areas relative to our publicly-disclosed objectives and the earnings guidance and goals approved by the Board.

- Corporate Operating Performance. In its evaluation of corporate operating performance, the compensation committee focused on, among other things, our performance during the year in the areas of leasing, acquisition, and portfolio management and organizational goals.
  - *Leasing.* In October 2009, we publicly provided a five quarter leasing goal through the fourth quarter of 2010 of 1.0 million square feet of leasing, split evenly between new leases and lease renewals and extensions. During this period, we leased approximately 1.5 million square feet, 46% above our publicly disclosed target, and achieved net absorption in our portfolio of approximately 140,000 square feet, all in the context of continued challenging economic conditions. The company also saw continued progress in leasing activity at its Pacific Research Center property, partially as a result of its repositioning efforts, announcing approximately 108,000 square feet of new leasing in the fourth quarter 2010.
  - *Acquisitions.* As we are more focused on the quality of our investments than the volume of investment activity, we did not set forth an explicit goal for acquisition volume for 2010. In 2010, based on the quality of opportunities identified by us, we acquired 16 new properties in San Diego, San Francisco, Maryland and North Carolina for a total of $675 million, including our estimated costs to fund the completion of the build-to-suit development for Isis Pharmaceuticals, Inc. at our Gazelle Court property in San Diego. These new properties comprised approximately 1.7 million rentable square feet, with additional development potential of approximately 1.0 million rentable square feet. As a result, at year end we had grown our rentable square footage by over 15% and our current annualized base rents by over 22% as compared to the year end 2009. Current annualized base rent (CABR) is the monthly contractual rent as of the current

quarter ended, or if rent has not yet commenced, the first monthly rent payment due at each rent commencement date, multiplied by twelve months. In aggregate, our investments in 2010 were 94.6% leased at acquisition on a weighted-average basis to tenants which included, among others, Amylin Pharmaceuticals, Inc., Bristol-Myers Squibb Company, Elan Corporation, plc, Genentech (a subsidiary of the Roche Group), The J. Craig Venter Institute and the University of California, San Diego.

- *Portfolio Management.* We generally seek to operate our properties within budget and to achieve two to three percent year-over-year growth in cash basis same property net operating income, or NOI. We compute NOI by adding or subtracting certain items from net income, including minority interest in the operating partnership, gains or losses from investment in unconsolidated partnerships, interest expense, interest income, depreciation and amortization, and general and administrative expenses. We use NOI as a performance measure because it reflects only those income and expense items that are incurred at the property level. We grew annual cash basis same property NOI by 2.2% year-over-year, in line with our annual targeted growth, and by 13.1% year-over-year in the fourth quarter of 2010, driven by property level performance in line with our expectations and higher leasing activity than was originally projected.

- *Organizational Goals.* We continually focus on the development of the depth and breadth of our management talent, and in 2010 we further strengthened our senior management with key additions and the assumption of new roles of existing employees within our organization. We also effectively added highly skilled professionals at all levels throughout the organization in conjunction with our property-level growth, increasing our employee headcount year-over-year by 21 to 154 professionals at December 31, 2010. At the same time, we efficiently managed our budget for general and administrative expense, which we believe, after considering the effect of the growth of our team in 2010, remains in-line or below the majority of our peer group as a percentage of total revenues.

2010 included the successful transition of responsibilities and growth of certain members of management into more senior roles, including the following:

- February 2010 — we promoted Mr. McDevitt to the position of Executive Vice President, Real Estate,
- May 2010 — we promoted Mr. Lubushkin to the position of Chief Financial Officer,
- September 2010 — we promoted John Bonanno to the position of Senior Vice President, Leasing & Development,
- December 2010 — we promoted Jonathan Klassen to the position of Vice President, Assistant General Counsel and Secretary, and
- December 2010 — we promoted Stephen Willey to the position of Vice President, Chief Accounting Officer.

We also announced key additions to our management team in 2010, including the following:

- September 2010 — we hired Bruce Steel to the position of Managing Director, BioMed Ventures, and
- October 2010 — we hired Anne Hoffman to the position of Senior Vice President, Leasing & Development.

- Corporate Financial Performance. In its evaluation of corporate financial performance, the compensation committee focused on, among other things, the company's financial results and liquidity and financial position. Importantly, the compensation committee also considered the company's receipt of investment grade corporate credit ratings, a key strategic initiative of the company in 2010.

  - *Credit Rating.* Our management team has consistently focused on the prudent management of our capital structure, and as a result, we were able to apply for and receive investment grade corporate credit ratings in April 2010. By this achievement, we became the first investment grade rated REIT exclusively focused on the life science industry, which we believe provides an additional independent validation of the solid financial foundation we have built and expanded access to efficiently-priced capital to fund future growth initiatives.

Proxy Statement

- *Financial Results.* We generally seek to meet or exceed our annual guidance for per share funds from operations, or FFO, which is provided in the third quarter earnings press release of the preceding year, as adjusted for any stock splits, stock offerings or similar transactions. Our methodology for calculating FFO is described in detail in our Annual Report on Form 10-K for the year ended December 31, 2010 in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Funds from Operations."

  We achieved an FFO per diluted share of $1.16 for 2010. As adjusted for the company's exchangeable senior notes issuance in January 2010, unsecured notes issuance in April 2010 and costs associated with property acquisitions throughout the year, we achieved an estimated FFO per diluted share of $1.33 for 2010, which was three cents above the mid-point of the guidance range of $1.30 disclosed in our third quarter 2009 earnings press release.

  Given our financial performance during 2010, we raised our quarterly common stock dividend by 21% from $0.14 per share in the fourth quarter of 2009 to $0.17 per share in the fourth quarter of 2010. The payout ratio based on the fourth quarter common stock dividend equated to 56.7% of FFO.

- *Liquidity and Financial Position.* Our management has consistently focused on proactively managing our balance sheet and liquidity profile to position ourselves well for the long-term and to take advantage of opportunities as they arise. 2010 was a very significant year for the company in capital financing and positioning. During the year, we executed on over $950 million of capital raising activities, including:

  - a private placement of $180.0 million of 3.75% exchangeable senior notes due 2030 completed in January 2010,
  - a private placement of $250.0 million of 6.125% unsecured senior notes due 2020 completed in April 2010,
  - two follow-on public offerings of common stock, raising approximately $508.2 million in net proceeds, completed in April and September 2010, and
  - approximately $15.4 million in net proceeds from the sale of 951,000 shares of common stock under the company's continuous equity offering program established in September 2009.

  As a result of our commitment to prudent capital management, we continued to strengthen our balance sheet and financial position throughout the year, as evidenced by the significant improvements in the financial metrics below:

Metric	At December 31, 2010	At December 31, 2009
Fixed Charge Coverage Ratio	2.7x	2.2x
Debt/Adjusted EBITDA	5.5x	6.4x
Debt/Total Assets	37.7%	41.3%
Secured Debt/Total Assets	16.6%	28.0%
Unencumbered CABR/Total CABR	68.7%	62.3%

- Total Stockholder Return. In its evaluation of total stockholder return, the compensation committee focused on, among other things, one- and three-year absolute and relative total returns. We use total stockholder return as criteria for evaluation because we believe it further aligns the interests of the executive to stockholder interests. In evaluating the achievement of total stockholder return goals, the compensation committee may exercise its discretion whether or not to make certain adjustments based on general equity market conditions.

  - *One-Year Absolute and Relative Total Return.* We target a 10% absolute total stockholder return for the year, which is calculated based on a combination of total dividend return and the change in common share price during the year, as adjusted for any stock splits, stock offerings or similar transactions. We also target outperformance of our total stockholder return relative to our peer set and the MSCI US REIT Index, or RMS. The cumulative one-year total stockholder returns for BioMed, our peer group and the RMS were

22.5%, 17.0% and 28.5%, respectively. We exceeded our absolute total stockholder return target and outperformed our peer group for the year, but underperformed the RMS.

- *Three-Year Absolute and Relative Total Return.* We target a 10% absolute annual total stockholder return for the prior three-year period and target outperformance of our total stockholder return relative to our peer set and the RMS for that period. The cumulative three-year annual total stockholder returns for BioMed, our peer group and the RMS were (3.0)%, 9.0% and 2.5%, respectively. We underperformed relative to our absolute average total stockholder return target, our peer group and the RMS for the three-year period ended December 31, 2010.

- Strategic Initiatives. We identified certain strategic initiatives for 2010, including the continued enhancement of our asset management and operations infrastructure, lease-up of the Pacific Research Center (the results of which are discussed above) and the further enhancement of our carefully structured capital plan through the achievement of credit rated status (the results of which are also discussed above).

    - *Asset Management.* We continued to develop and add to the ranks of our senior asset management personnel, including the promotion of Karen Sztraicher to Senior Vice President, Asset Management in December 2009 and the hiring of other key members of management in the operations function, guiding us to the achievement of property level goals across the organization during 2010.

- Individual and Business Unit Performance.

    - *Individual Performance.* In the beginning of each year, our Chief Executive Officer, with input from the individual executives, sets certain goals and expectations for each executive officer, tailored to the executive's specific role within and expected contribution to the company as well as developmental requirements. These goals and expectations are generally subjective in nature and relate primarily to:

        - driving execution of BioMed's business plan and the success of the company as a whole (without singularly focusing on achieving only the specific objectives within that officer's area of responsibility),
        - demonstrated individual leadership skills,
        - continuous self-development,
        - teamwork,
        - fostering effective communication and coordination across company departments,
        - developing and motivating employees to achieve high performance,
        - cultivating employees' engagement and alignment with our company's core values, and
        - adaptability and flexibility to changing circumstances.

    While the compensation committee focuses on evaluating individual performance in the context of an overall effective manager, performance relative to the individual goals listed above generally requires a subjective evaluation, and the compensation committee may emphasize certain goals over others in its discretionary decision-making that do not lend themselves to a formulaic approach. In addition, these goals are established by management and not by the compensation committee. While the compensation committee reviews each executive's individual goals and his performance relative thereto at the conclusion of each year, such goals are informational only for the compensation committee and the compensation committee may disregard them or consider other factors in making individual performance determinations for our executives.

- *Business Unit Performance.* In the beginning of each year, our Chief Executive Officer, as a result of an extensive process involving analyses and discussions with management, sets certain goals and expectations for individual business units, which include, for example:

  - operating business units within the established budgets,
  - controlling general and administrative costs,
  - executing on acquisition and development programs according to plans,
  - achieving financing milestones and the optimal mix of borrowing designed to protect our long-term financial stability,
  - strengthening operational, budgeting and management processes, and
  - developing and managing the successful execution of appropriate leasing strategies.

  Although more objectively quantifiable than individual performance evaluations, business unit performance goals are still both quantitative and qualitative in nature, and the compensation committee exercises discretion in making business unit performance determinations by emphasizing certain goals over others and taking into account general business environment considerations with respect to each goal, including changes in the business environment that have occurred between the period when the goals were originally set and when the evaluation is conducted. In addition, these goals are established by management and not by the compensation committee. While the compensation committee reviews each executive's business unit goals and the business unit's performance relative thereto at the conclusion of each year, such goals are informational only for the compensation committee and the compensation committee may disregard them or consider other factors in making business unit performance determinations for our executives

- *Individual Executive Analysis.* The following is a brief analysis of the compensation committee's deliberations regarding individual and business unit performance on an executive by executive basis:

  - *Mr. Gold.* Mr. Gold, as our Chief Executive Officer, is responsible for the overall management and stewardship of the company, including focusing on broader, longer-term corporate strategies. In its evaluation of Mr. Gold's individual performance, the compensation committee noted the following accomplishments:

    - successfully guiding the company through a continued challenging economic environment to achieve strong overall operating results in 2010,
    - providing key leadership in the continual development of our strategy to ensure that stockholder value is maximized over the long-term, particularly with respect to:

      - raising capital and further broadening our strong long-term financial foundation,
      - further refining our selective property acquisition strategy focused on high quality properties that are well-positioned within our core markets, have high quality life science tenants in place and offer attractive yields,
      - developing an aggressive leasing strategy to maximize the value of our properties,
      - driving the cost effective construction of our development and redevelopment properties,
      - providing cost effective operational services to our tenants to meet their changing needs, and
      - further expanding the depth of our management team and other professionals through highly selective hiring,

    - providing highly valuable guidance to the other executives and employees and effectively fostering an environment of dedicated professionalism and hard work, and

- maintaining the right "tone at the top" and creating a culture of strong corporate governance, transparency and ethics.

- *Mr. Griffin.* Mr. Griffin, as our President and Chief Operating Officer, is responsible for the day-to-day execution of our corporate strategy. In its evaluation of Mr. Griffin's individual performance and business unit performance, the compensation committee noted the following accomplishments:
  - working with the Chief Executive Officer, Chief Financial Officer and our board of directors to effectively manage capital requirements and position ourselves well for future growth,
  - productive engagement with the board of directors across a wide spectrum of company matters,
  - continuing to provide the company greater exposure in the investor and analyst communities,
  - effective management of the company's day-to-day operations, including:
    - overseeing the execution of the company's leasing program,
    - overseeing the identification and execution of property acquisitions,
    - overseeing the company's development program,
    - the management of property operations,
    - the effective control of general and administrative expenses, and
    - the identification and hiring of management and other professionals with the depth of experience and expertise to effectively support the company's growth, and
  - fostering increased coordination and communication across our functional departments.

- *Mr. McDevitt.* Mr. McDevitt, as our Executive Vice President, Real Estate, is tasked with refining our leasing and acquisitions strategies with a focus on maximizing the value of our assets, as well as implementing and managing the execution of leasing and acquisition strategies on a company-wide basis. In its evaluation of Mr. McDevitt's individual performance, the compensation committee noted the following accomplishments:
  - managing the regional leasing teams in the execution of over 1.5 million square feet of new leases, lease extensions and renewals in the five quarters ended December 31, 2010, significantly exceeding expectations in the context of continued challenging market conditions,
  - identifying and managing the regional teams in the execution during 2010 of nearly 1.7 million square feet of new acquisitions, with an additional development potential of approximately 1.0 million square feet, totaling $675 million,
  - providing key mentorship, guidance and support of leasing and acquisitions team members as they assume greater responsibilities and leadership for executing the company's strategy, and
  - continuing to establish strong relationships with major life science companies with significant space requirements, including through lease renewals and expansions with existing tenants, the execution of leases with new tenants and the development of ties with prospective tenants.

- *Mr. Lubushkin.* Mr. Lubushkin, as our Chief Financial Officer, is responsible for the development, in consultation with our board of directors and other members of senior management, and oversight of the execution of the company's capital strategy and the evaluation of the financial impact on the company of complex, dynamic transactions and circumstances. Mr. Lubushkin was promoted to Chief Financial Officer in May 2010, having previously served as our Vice President, Chief Accounting Officer since April 2007. In its evaluation of Mr. Lubushkin's individual performance, the compensation committee noted the following accomplishments:
  - working with the Chief Executive Officer, President and Chief Operating Officer and our board of directors to effectively manage capital requirements and position ourselves well for future growth,

including managing the execution of capital raising activities during the year as discussed in "Corporate Financial Performance — Liquidity and Financial Position" above and the achievement of investment grade corporate credit ratings as discussed in "Strategic Initiatives — Credit Ratings" above,

- expanding his role as a company representative to the investor and analyst communities,
- successfully monitoring the future financial impact of numerous acquisitions and financing activities taking place during the year, effectively leveraging his extensive accounting experience,
- his increased engagement with our board of directors on strategic financial matters, and
- his increased role in the evaluation of acquisition opportunities.

- *Mr. Kreitzer.* Mr. Kreitzer, our Executive Vice President and General Counsel, served in such capacity at 50% of a full-time work schedule in 2010. Mr. Kreitzer also continues to serve as a member of the board of directors of the company, and provides his guidance and leadership with respect to the company's long-term strategy.

2010 Compensation Determinations. Following the completion of 2010, the compensation committee evaluated the company's performance and the executive officers' individual and business unit performance, as detailed above, specifically noting the company's leasing, acquisitions and capital positioning accomplishments and total stockholder return performance for the year. Considering these factors, the compensation committee determined to grant annual bonus and long-term incentive awards as reflected in the Summary Compensation Table and "— Elements of the Executive Compensation Program" below. The annual bonus and long-term incentive awards, when combined with our executives' base salaries, resulted in total compensation for 2010 for Messrs. Gold, Griffin and McDevitt that equated to approximately the 75th percentile of total compensation paid in 2009 to executives holding comparable positions within the peer group. Specifically, our executive officers' total compensation for 2010 in relation to the total compensation paid in 2009 to executives holding comparable positions within the peer group was as follows: Mr. Gold, 72nd percentile; Mr. Griffin, 77th percentile; Mr. McDevitt, 75th percentile; and Mr. Lubushkin, 34th percentile. The 2009 compensation data for the peer group was the most recent compensation data available for our peer group at the time the compensation committee determined final compensation for 2010. The compensation committee was advised by FPL Associates that, based on its industry knowledge, including certain expected decisions within the peer group, it anticipated that compensation would increase among the peer group from 2009 to 2010, and therefore, the percentiles listed above would likely be somewhat overstated pending the final determinations of the peer group companies. Mr. Lubushkin's total compensation percentile ranking versus the peer group ranked lower than the other executives' total compensation percentile ranking given Mr. Lubushkin's shorter tenure as an executive officer, having been promoted to the position of Chief Financial Officer in May 2010. Mr. Kreitzer served as Executive Vice President and General Counsel at 50% of a full-time work schedule in 2010, and as such his compensation is not determined by reference to the peer group information. Each element of our executive compensation program for 2010, and the manner in which the compensation committee established such compensation, is described in more detail below.

Elements of the Executive Compensation Program

Base Salary

The initial base salary for each executive officer, except for Mr. Lubushkin, is provided in the employment agreement between BioMed and such officer, as described below under "Severance Arrangements" and "Potential Payments Upon Termination or Change in Control" below, subject to annual increases based on increases in the consumer price index and further increases in the discretion of the board of directors or compensation committee. In determining base salary increases, the compensation committee considered each executive officer's individual performance and business unit performance, as well as the company's overall performance, market conditions and competitive salary information.

In connection with the annual compensation review in January 2010, the compensation committee approved increases to the annual base salaries of our executive officers, effective January 1, 2010. Mr. Gold's annual base salary increased to $685,000, Mr. Griffin's annual base salary increased to $438,000, and Mr. McDevitt's annual base salary increased to $360,000. The compensation committee determined that these increases in salary were appropriate, in light of the strong individual performances and depth of expertise in the life science real estate product type of Messrs. Gold, Griffin and McDevitt, business unit performance with respect to Messrs. Griffin and McDevitt, and corporate performance, as described below. Mr. Kreitzer's annual base salary remained at $100,000 for 2010.

On February 12, 2010, in connection with Mr. McDevitt's promotion to Executive Vice President, Real Estate, the compensation committee approved an additional increase of Mr. McDevitt's annual base salary to $390,000, retroactive to January 1, 2010.

On May 26, 2010, in connection with Mr. Lubushkin's promotion to Chief Financial Officer, the board approved an increase of Mr. Lubushkin's annual base salary to $300,000, effective June 1, 2010.

In connection with the annual compensation review in January 2011, the compensation committee approved increases to the annual base salaries of our executive officers, effective January 1, 2011. Mr. Gold's annual base salary increased to $697,500, Mr. Griffin's annual base salary increased to $446,000, Mr. McDevitt's annual base salary increased to $397,250, Mr. Lubushkin's annual base salary increased to $305,000, and Mr. Kreitzer's annual base salary increased to $110,000.

Annual Bonuses

Our annual executive bonus program is intended to reward our executive officers for corporate, individual and business unit achievement for the year, including financial and operating performance goals. Each Named Executive Officer's annual bonus (other than Messrs. Kreitzer and Lubushkin) is also based in part on their employment agreements, which provide for annual bonus ranges as a percentage of base salary of 50% to 200% for Mr. Gold and 50% to 150% for each of Messrs. Griffin and McDevitt. Mr. Lubushkin does not have an employment agreement with us.

In determining the executive officers' respective annual bonuses, the compensation committee considers the corporate performance of the company and the respective individual performances of each of the executive officers and the respective business unit performances for each of Messrs. Griffin, McDevitt and Lubushkin. For 2010, this analysis is described above and the bonus determinations are made within the sole discretion of the compensation committee and are not determined by reference to any formula or specific pre-established performance goals or objectives.

As a result of the strong individual performances and depth of expertise in the life science real estate product type of Messrs. Gold, Griffin, McDevitt and Lubushkin, the achievements of the business units that Messrs. Griffin, McDevitt and Lubushkin oversee, and the company's strong operating, financial and total stockholder return performance in 2010, as discussed in detail above, the compensation committee awarded our named executive officers the bonuses for the 2010 fiscal year as reflected in the Summary Compensation Table.

Long-Term Incentives

Long-term incentive awards are designed to increase senior management's stock ownership in BioMed, to directly align employee compensation with the interests of our stockholders and to encourage actions that maximize long-term stockholder value. Our long-term incentive awards generally vest over three to five years, thereby providing an incentive for the grantee to remain with BioMed, and dividends are paid on the entirety of the grant from the date of the grant. Our long-term incentive awards are generally awarded in the form of restricted stock, although we have previously granted units in our operating partnership to our employees.

In determining the executive officers' respective long-term incentive awards, the compensation committee considers the corporate performance of the company, the respective individual performances of each of the executive officers and the respective business unit performances for each of Messrs. Griffin, McDevitt and Lubushkin. In addition, the compensation committee may adjust the amounts of long-term incentive awards to avoid significant year-over-year fluctuations, to achieve targeted total compensation in light of salary levels and cash bonus awards, and to take into consideration peer company practices and the awards' goals of long term performance and retention of highly talented executives.

For the 2010 fiscal year, in January 2011, Mr. Gold was granted 150,808 shares of restricted stock, Mr. Griffin was granted 74,276 shares of restricted stock, Mr. McDevitt was granted 57,280 shares of restricted stock, Mr. Lubushkin was granted 30,048 shares of restricted stock and Mr. Kreitzer was granted 3,232 shares of restricted stock. In total, the Named Executive Officers received $5.9 million in restricted stock for 2010. These awards were based upon the compensation committee's consideration of the foregoing factors, as well as the committee's assessment of the economic environment, the company's share price, the number and dollar value of prior equity awards granted to the executives, and the total compensation to the executives in absolute terms and with reference to the total compensation paid to similarly situated executives at the company's peers. The awards vest at a rate of 25% per year for Messrs. Gold, Griffin, McDevitt and Lubushkin and vest approximately one year after the date of grant for Mr. Kreitzer. The equity incentive awards granted to our Named Executive Officers in 2010 are reflected in the Grants of Plan-Based Awards table.

Equity Grant Practices

Annual equity awards are typically granted to our executive officers at the compensation committee's regularly scheduled meeting in the first quarter of each year. Such equity awards are effective upon grant. Board and committee meetings are generally scheduled at least a year in advance. Scheduling decisions are made without regard to anticipated earnings or other major announcements by the company. We have not awarded any stock options.

Other Benefits

We provide benefits such as a 401(k) plan, medical, dental and life insurance and disability coverage for all of our employees, including our executive officers. We also provide personal paid time off and other paid holidays to all employees, including the executive officers, which are similar to those provided at comparable companies. In addition, under the terms of the executive officers' employment agreements described below, we provide reimbursement for the premiums for long-term disability and life insurance policies and car allowances. We also provide long-term disability and life insurance policies for our executive officers who do not have employment agreements with us, including Mr. Lubushkin. We believe that our employee benefit plans are an appropriate element of compensation, are competitive within our peer group companies and are necessary to attract and retain employees.

Employment Agreements

In order to specify our expectations with regard to our executive officers' duties and responsibilities and to provide greater certainty with regard to the amounts payable to our executive officers in connection with certain terminations or change in control events, our board of directors has approved and we have entered into employment agreements with each of our executive officers, other than Mr. Lubushkin, which are described in more detail under "Severance Arrangements" and "Potential Payments Upon Termination or Change in Control" below.

Tax Deductibility of Executive Compensation

The compensation committee considers the anticipated tax treatment to the company and the executive officers in its review and establishment of compensation programs and payments. The deductibility of some types of compensation payments can depend upon the timing of the executive's vesting or exercise of previously granted rights. Interpretations of and changes in applicable tax laws and regulations as well as other factors beyond the committee's control also can affect deductibility of compensation. The committee's general policy is to maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals. Accordingly, the compensation committee has not adopted a policy that all compensation must be deductible.

Compensation Committee Report

The compensation committee of the company's board of directors has submitted the following report for inclusion in this proxy statement:

The compensation committee of the board of directors of BioMed Realty Trust, Inc. has reviewed and discussed the Compensation Discussion and Analysis contained in the proxy statement for the 2011 annual meeting of stockholders with management. Based on the committee's review of and the discussions with management with respect to the Compensation Discussion and Analysis, the committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the proxy statement for the 2011 annual meeting of stockholders and in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 for filing with the Securities and Exchange Commission.

This report of the compensation committee shall not be deemed incorporated by reference by any general statement incorporating by reference the proxy statement for the 2011 annual meeting of stockholders into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such acts.

The foregoing report has been furnished by the compensation committee.

Edward A. Dennis, Ph.D., Chair
Barbara R. Cambon
Richard I. Gilchrist

Date of report: February 18, 2011

Compensation Risk Analysis

In early 2011, the compensation committee, with input from management, assessed our compensation policies and programs for all employees for purposes of determining the relationship of such policies and programs and the enterprise risks faced by the company. After that assessment, the compensation committee determined that none of our compensation policies or programs encourage any employee to take on excessive risks that are reasonably likely to have a material adverse effect on the company. The compensation committee's assessment noted certain key attributes of our compensation policies and programs that help to reduce the likelihood of excessive risk taking, including:

- The program design provides a balanced mix of cash and equity compensation, fixed and variable compensation and annual and long-term incentives. The fixed portion of compensation (base salary) is designed to provide reliable base income regardless of the company's stock price performance so that executives do not feel pressured to focus exclusively on stock price performance to the detriment of other important business metrics. The variable (cash bonus and equity) portions are designed to motivate our executives to produce superior long- and short-term corporate performance.

- Corporate performance objectives, which are factors considered in determining compensation, are designed to be consistent with the company's overall business plan and strategy, as guided by our board of directors.

- The determination of executive incentive awards is based on a review of a variety of indicators of performance, including both financial and non-financial goals over both the long- and short-term, reducing the risk associated with any single indicator of performance.

- We grant equity incentive awards that vest over multi-year periods, designed to ensure that executives and key employees have significant portions of their compensation tied to long-term stock price performance and have their economic interests aligned with those our stockholders.

- Our compensation committee has the right to exercise discretion over executive compensation decisions.

Summary Compensation Table

The table below summarizes the total compensation paid or earned by each of our named executive officers for the fiscal years ended December 31, 2010, 2009 and 2008.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	All Other Compensation(1)	Total
Alan D. Gold	2010	$685,000	$1,183,000	$2,909,851(2)	$254,963	$5,032,814
Chairman and Chief Executive Officer	2009	472,500	1,417,500	1,912,750(3)	269,064	4,071,814
	2008	472,500	567,000	1,052,400(4)	185,863	2,277,763
R. Kent Griffin, Jr.	2010	438,000	482,000	1,702,654(2)	160,308	2,782,962
President and Chief Operating Officer	2009	313,500	783,750	983,700(3)	184,949	2,265,899
	2008	313,500	351,120	795,664(4)	158,291	1,618,575
Gary A. Kreitzer	2010	100,000	—	47,958(2)	32,302	180,260
Executive Vice President and	2009	100,000	—	32,790(3)	53,778	186,568
General Counsel	2008	157,500	—	221,028(4)	88,491	467,019
Matthew G. McDevitt	2010	390,000	480,750	1,316,221(2)	134,928	2,321,899
Executive Vice President,	2009	313,500	470,250	655,800(3)	158,283	1,597,833
Real Estate	2008	313,500	250,800	707,262(4)	164,831	1,436,393
Greg N. Lubushkin(5)	2010	268,750	176,750	319,823(2)	36,843	802,166
Chief Financial Officer						

(1) All other compensation for 2010 represents health, life and disability insurance premiums, 401(k) matching contributions, automobile allowances and dividends and distributions on unvested restricted stock and LTIP units (and excludes dividends and distributions on vested restricted stock and LTIP units), as follows:

Name	Insurance Premiums	401(K) Matching Contributions(a)	Automobile Allowances	Dividends Paid on Unvested Stock and LTIP Units	Total Other Compensation
Alan D. Gold	$38,416	$7,350	$12,000	$197,197	$254,963
R. Kent Griffin, Jr.	25,111	7,350	9,000	118,847	160,308
Gary A. Kreitzer	10,820	3,000	4,500	13,982	32,302
Matthew G. McDevitt	25,106	7,350	9,000	93,472	134,928
Greg N. Lubushkin	2,399	7,350	—	27,094	36,843

(a) We established and maintain a retirement savings plan under Section 401(k) of the Code to cover our eligible employees, including our executive officers, which became effective as of January 1, 2005. The plan allows eligible employees to defer, within prescribed limits, up to 100% of their compensation on a pre-tax basis through contributions to the plan. We currently match each eligible participant's contributions, within prescribed limits, with an amount equal to 50% of such participant's initial 6% tax-deferred contributions. In addition, we reserve the right to make additional discretionary contributions on behalf of eligible participants.

(2) Represents the grant date fair value of restricted stock awarded in 2010 based on the closing price of our common stock on the date of such grants, as determined in accordance with ASC Topic 718. In January 2010, Messrs. Gold, Griffin, Kreitzer, McDevitt and Lubushkin were awarded 183,240, 107,220, 3,020, 51,400 and 20,140 shares of restricted stock, respectively. In February 2010, in connection with his promotion to Executive Vice President, Real Estate, Mr. McDevitt was awarded an additional 33,624 shares of restricted stock. The restricted stock vests 25% annually on each of January 1, 2011, 2012, 2013 and 2014 with respect to awards granted to Messrs. Gold, Griffin, McDevitt and Lubushkin, and approximately one year from the date of grant with respect to the award granted to Mr. Kreitzer. Dividends are paid on the entirety of the grant from the date of the grant.

(3) Represents the grant date fair value of restricted stock awarded in 2009 based on the closing price of our common stock on the date of such grants, as determined in accordance with ASC Topic 718. Messrs. Gold,

Griffin, Kreitzer and McDevitt were awarded 175,000, 90,000, 3,000 and 60,000 shares of restricted stock, respectively. The restricted stock vests 25% annually on each of January 1, 2010, 2011, 2012 and 2013 with respect to awards granted to Messrs. Gold, Griffin and McDevitt, and approximately one year from the date of grant with respect to the award granted to Mr. Kreitzer. Dividends are paid on the entirety of the grant from the date of the grant.

(4) Represents the grant date fair value of restricted stock and LTIP units awarded in 2008 based on the closing price of our common stock on the date of such grants, as determined in accordance with ASC Topic 718. Messrs. Gold, Griffin, Kreitzer and McDevitt were awarded 47,214, 35,696, 9,916 and 31,730 LTIP units and/or shares of restricted stock, respectively. The restricted stock vests 20% annually on each of January 1, 2009, 2010, 2011, 2012 and 2013. Dividends are paid on the entirety of the grant from the date of the grant.

(5) Mr. Lubushkin was promoted to Chief Financial Officer on May 26, 2010, having previously served as our Vice President, Chief Accounting Officer.

Grants of Plan-Based Awards

The table below provides information about restricted stock awards granted to our named executive officers during the fiscal year ended December 31, 2010.

	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units(1)	Grant Date Fair Value of Stock Awards(2)
Alan D. Gold	1/4/10	183,240	$2,909,851
R. Kent Griffin, Jr.	1/4/10	107,220	1,702,654
Gary A. Kreitzer	1/4/10	3,020	47,958
Matthew G. McDevitt	1/4/10	51,400	816,232
	2/12/10	33,624	499,989
Greg N. Lubushkin	1/4/10	20,140	319,823

(1) The restricted stock vests 25% annually on each of January 1, 2011, 2012, 2013 and 2014 with respect to awards granted to Messrs. Gold, Griffin, McDevitt and Lubushkin, and approximately one year from the date of grant with respect to the award granted to Mr. Kreitzer. Dividends are paid on the entirety of the grant from the date of the grant.

(2) This column has been calculated by multiplying the closing market price of our common stock on the grant date for the restricted stock awards by the number of shares awarded, in accordance with ASC Topic 718. The closing market prices on January 4, 2010 and February 12, 2010 were $15.88 and $14.87, respectively.

Severance Arrangements

Employment Agreements. Except as provided below, all of the employment agreements with our executive officers contain substantially similar terms. We believe that the employment agreements offer competitive terms and are appropriate to attract and retain individuals at the executive officer level. Mr. Lubushkin does not have an employment agreement with us.

We entered into employment agreements, effective as of August 6, 2004, with Messrs. Gold, Kreitzer and McDevitt and an employment agreement, effective as of March 27, 2006, with Mr. Griffin. On December 14, 2007, we entered into amended and restated employment agreements with Messrs. Gold, Griffin, Kreitzer and McDevitt, all of which were further amended on December 15, 2008. The primary purpose of the amendments to the amended and restated employment agreements was to reflect certain title changes and to ensure that certain payments to be made pursuant to the employment agreements will be exempt from or comply with the requirements of Section 409A of the Code. In addition, the amendment to Mr. Kreitzer's amended and restated employment agreement provided that Mr. Kreitzer would receive an annual base salary of $100,000 commencing on January 1, 2009.

The employment agreements provide for Mr. Gold to serve as our Chairman and Chief Executive Officer, Mr. Griffin to serve as our President and Chief Operating Officer, Mr. Kreitzer to serve as our Executive Vice President and General Counsel, and Mr. McDevitt to serve as our Executive Vice President. These employment agreements require Messrs. Gold, Griffin, Kreitzer and McDevitt, as applicable, to devote such attention and time to our affairs as is necessary for the performance of their duties (provided that, in the case of Mr. Kreitzer, he is not required to devote more than 50% of a full-time work schedule), but also permit them to devote time to their outside business interests consistent with past practice. Under the employment agreements with Messrs. Gold and Kreitzer, we will use our best efforts to cause Mr. Gold to be nominated and elected as Chairman of our board of directors and Mr. Kreitzer to be nominated and elected as a member of our board of directors.

Each of the employment agreements with Messrs. Gold, Griffin, Kreitzer and McDevitt has a term of one year and provides for automatic one-year extensions thereafter, unless either party provides at least six months' notice of non-renewal.

The employment agreements provide for:

- initial annual base salaries, subject to annual increases based on increases in the consumer price index and further increases in the discretion of our board of directors or the compensation committee of our board of directors,
- eligibility for annual cash performance bonuses, based on the satisfaction of performance goals established by our board of directors or the compensation committee of our board of directors,
- participation in other incentive, savings and retirement plans applicable generally to our senior executives,
- medical and other group welfare plan coverage and fringe benefits provided to our senior executives,
- payment of the premiums for a long-term disability insurance policy which will provide benefits equal to at least 60% of an executive's annual base salary,
- payment of the premiums for a $1 million term life insurance policy, and
- monthly payments of $750 ($1,000 in the case of Mr. Gold and $375 in the case of Mr. Kreitzer) for an automobile allowance.

Each executive, other than Messrs. Kreitzer and Lubushkin, has a minimum annual cash bonus equal to 50% of base salary. Mr. Gold's annual cash bonus may be up to 200% of his base salary. Messrs. Griffin and McDevitt may have annual cash bonuses up to 150% of their base salary.

The employment agreements provide that, if an executive's employment is terminated by us without "cause" or by the executive for "good reason" (each as defined in the applicable employment agreement), the executive will be entitled to the following severance payments and benefits, subject to his execution and non-revocation of a general release of claims:

- an amount, which we refer to as the severance amount, equal to the sum of the then-current annual base salary plus average bonus over the prior three years, multiplied by:
  - with respect to Messrs. Gold, Griffin and Kreitzer, three, or
  - with respect to Mr. McDevitt, one,

  50% of which amount shall be paid in a lump sum within ten days of the date that the executive's general release of claims becomes non-revocable, and the remaining 50% of which amount will be paid in a lump sum on March 1 of the year following the calendar year when the termination occurs,
- an amount equal to the premiums for long-term disability insurance and life insurance for 12 months, which shall be paid in a lump sum within ten days of the date that the executive's general release of claims becomes non-revocable,
- health benefits for 18 months following the executive's termination of employment at the same level as in effect immediately preceding such termination, subject to reduction to the extent that the executive receives comparable benefits from a subsequent employer,
- up to $15,000 worth of outplacement services at our expense, and

- 100% of the unvested stock options held by the executive will become fully exercisable and 100% of the unvested restricted stock held by such executive will become fully vested.

Under the employment agreements, we agree to make an additional tax gross-up payment to the executive if any amounts paid or payable to the executive would be subject to the excise tax imposed on certain so-called "excess parachute payments" under Section 4999 of the Code. However, if a reduction in the payments and benefits of 10% or less would render the excise tax inapplicable, then the payments and benefits will be reduced by such amount, and we will not be required to make the gross-up payment.

Each employment agreement provides that, if the executive's employment is terminated by us without cause or by the executive for good reason within one year after a "change in control" (as defined in the applicable employment agreement), then the executive will receive the above benefits and payments as though the executive's employment was terminated without cause or for good reason. However, the severance amount shall be paid in a lump sum.

Each employment agreement also provides that the executive or his estate will be entitled to certain severance benefits in the event of his death or disability. Specifically, each executive or, in the event of the executive's death, his beneficiaries, will receive:

- an amount equal to the then-current annual base salary,
- health benefits for the executive and/or his eligible family members for 12 months following the executive's termination of employment, and
- in the event the executive's employment is terminated as a result of his disability, we will pay, in a single lump sum payment, an amount equal to 12 months of premiums on the long-term disability and life insurance policies described above.

The employment agreements also contain standard confidentiality provisions, which apply indefinitely, and non-solicitation provisions, which apply during the term of the employment agreements and for any period thereafter during which the executive is receiving payments from us.

Severance Plan. In August 2010, the compensation committee of our board of directors adopted a severance plan setting forth the terms of severance benefits for certain employees of the company, including Mr. Lubushkin. Our remaining executive officers are not participants in the severance plan, as their severance benefits are provided under their respective employment agreements.

Pursuant to the severance plan, an eligible employee who is terminated other than for "cause," regardless of the timing of such termination, or resigns with "good reason" within 12 months following a "change in control" (as such terms are defined in the severance plan), will receive cash severance benefits and the immediate vesting of certain equity awards, in amounts based on the employee's position at the company, the number of years he or she has worked at the company and other designated circumstances, up to stated maximums. Mr. Lubushkin (and any other employee holding the title of Vice President or above), will be entitled to the following severance payments and benefits under the severance plan in the event of a termination other than for cause prior to a change in control or more than 12 months following a change in control, subject to his execution and non-revocation of a general release of claims:

- an amount equal to his weekly base salary for a number of weeks (the "severance period") equal to the sum of (1) 26 weeks plus (2) two weeks for each year of service, up to a maximum of 52 weeks, which amount shall be paid in a lump sum within ten days of the date that the executive's general release of claims becomes non-revocable, and
- such number of his outstanding unvested stock awards will become fully vested and/or exercisable as is equal to (1) the number that would have vested during the severance period had he continued to remain employed by us during such period, plus (2) if the vesting of a stock award occurs on an annual basis (as opposed to a monthly basis), (x) the number of stock awards that would have vested on the first annual vesting date after the end of the severance period multiplied by (y) the number of days between the last

annual vesting date before the end of the severance period and the scheduled end of the severance period, divided by (y) 365.

Mr. Lubushkin (and any other employee holding the title of Vice President or above), will be entitled to the following severance payments and benefits under the severance plan in the event of a termination other than for cause or a resignation for good reason within 12 months following a change in control, subject to his execution and non-revocation of a general release of claims:

- an amount equal to his weekly base salary for a number of weeks equal to the sum of (1) 52 weeks plus (2) four weeks for each year of service, up to a maximum of 104 weeks, which amount shall be paid in a lump sum within ten days of the date that the executive's general release of claims becomes non-revocable, and
- 100% of the unvested stock options held by him will become fully exercisable and 100% of the unvested restricted stock held by him will become fully vested.

2004 Incentive Award Plan

We have adopted the amendment and restatement of the 2004 Incentive Award Plan of BioMed Realty Trust, Inc. and BioMed Realty, L.P., which became effective on May 27, 2009. Our 2004 Incentive Award Plan provides for the grant to employees and consultants of our company and our operating partnership (and their respective subsidiaries) and directors of our company of stock options, restricted stock, LTIP units, dividend equivalents, stock appreciation rights, restricted stock units and other incentive awards. Only employees of our company and its qualifying subsidiaries are eligible to receive incentive stock options under our 2004 Incentive Award Plan. We have reserved a total of 5,340,000 shares of our common stock for issuance pursuant to the 2004 Incentive Award Plan, subject to certain adjustments as set forth in the plan. As of December 31, 2010, 2,190,041 shares of restricted stock and 640,150 LTIP units had been granted and 2,509,809 shares remained available for future grants under the 2004 Incentive Award Plan.

Outstanding Equity Awards at Fiscal Year-End

The table below provides information about outstanding equity awards for each of our named executive officers as of December 31, 2010.

	Stock Awards	
Name	Number of Shares of Stock or Units That Have Not Vested(1)	Market Value of Shares of Stock or Units That Have Not Vested(2)
Alan D. Gold	355,944	$6,638,356
R. Kent Griffin, Jr.	212,388	3,961,036
Gary A. Kreitzer	20,220	377,103
Matthew G. McDevitt	166,562	3,106,381
Greg N. Lubushkin	46,810	873,007

(1) The equity awards granted vest over four to five years, and vest in one year with respect to the grant of shares of restricted stock to Mr. Kreitzer.

(2) Market value has been calculated as the closing market price of our common stock at December 31, 2010 of $18.65, multiplied by the outstanding unvested restricted stock or LTIP unit awards for each named executive officer.

Stock Vested

The table below provides information about restricted stock and LTIP unit vesting for each of our named executive officers during the fiscal year ended December 31, 2010, except that it does not include restricted stock and LTIP units that vested on January 1, 2010 and instead includes restricted stock and LTIP units that vested on January 1, 2011. Restricted stock and LTIP units that vested on January 1, 2010 are reported in our 2010 proxy statement.

	Stock and Unit Awards	
Name	Number of Shares or Units Acquired on Vesting(1)	Value Realized on Vesting(2)
Alan D. Gold	112,128	$2,091,187
R. Kent Griffin, Jr.	72,693	1,355,724
Gary A. Kreitzer	16,253	303,118
Matthew G. McDevitt	60,102	1,120,902
Greg N. Lubushkin	13,925	259,701

(1) This column represents the aggregate of equity grants from January 31, 2007 through December 31, 2010 to the named executive officers that vested on January 1, 2011. Restricted stock and LTIP units that vested on January 1, 2010 are reported in our 2010 proxy statement.

(2) This column represents the value as calculated by multiplying the closing market price of our common stock at December 31, 2010 of $18.65 by the number of shares that vested.

Potential Payments Upon Termination or Change in Control

The table below reflects the amount of compensation that each of our named executive officers would be entitled to receive under his existing employment agreement with the company upon termination of such executive's employment in certain circumstances. The amounts shown assume that such termination was effective as of December 31, 2010, and are only estimates of the amounts that would be paid out to such executives upon termination of their employment. The actual amounts to be paid out can only be determined at the time of such executive's separation from the company. In the event of a termination by the company for cause or by the executive without good reason, including in connection with a change in control, such executive would not be entitled to any of the amounts reflected in the table. Mr. Lubushkin does not have an employment agreement with us; the termination provisions for Mr. Lubushkin in certain circumstances are governed by the severance plan adopted by the compensation committee of our board of directors in August 2010.

Proxy Statement

Name	Benefit	Termination w/o Cause or for Good Reason (apart from Change-in-Control)(1)	Termination w/o Cause or for Good Reason (in connection with Change-in-Control)(1)	Death	Disability(2)
Alan D. Gold	Severance Payment	$ 5,222,500	$ 5,222,500	$685,000	$685,000
	Accelerated Equity Award Vesting(3)	6,638,356	6,638,356	—	—
	Medical Benefits(4)	25,383	25,383	16,922	16,922
	Long-Term Disability Benefits(5)	20,526	20,526	—	20,526
	Life Insurance Benefits(5)	968	968	—	968
	Outplacement Services	15,000	15,000	—	—
	Excise Tax Gross-up(6)	—	2,847,983	—	—
Total Value:		$11,922,733	$14,770,716	$701,922	$723,416
R. Kent Griffin, Jr.	Severance Payment	$ 2,930,870	$ 2,930,870	$438,000	$438,000
	Accelerated Equity Award Vesting(3)	3,961,036	3,961,036	—	—
	Medical Benefits(4)	24,980	24,980	16,653	16,653
	Long-Term Disability Benefits(5)	8,385	8,385	—	8,385
	Life Insurance Benefits(5)	722	722	—	722
	Outplacement Services	15,000	15,000	—	—
	Excise Tax Gross-up(6)	—	1,521,477	—	—
Total Value:		$ 6,940,993	$ 8,462,470	$454,653	$463,760
Gary A. Kreitzer	Severance Payment	$ 300,000	$ 300,000	$100,000	$100,000
	Accelerated Equity Award Vesting(3)	377,103	377,103	—	—
	Medical Benefits(4)	15,408	15,408	10,272	10,272
	Long-Term Disability Benefits(5)	475	475	—	475
	Life Insurance Benefits(5)	73	73	—	73
	Outplacement Services	15,000	15,000	—	—
	Excise Tax Gross-up(6)	—	—	—	—
Total Value:		$ 708,059	$ 708,059	$110,272	$110,820
Matthew G. McDevitt	Severance Payment	$ 790,600	$ 790,600	$390,000	$390,000
	Accelerated Equity Award Vesting(3)	3,106,381	3,106,381	—	—
	Medical Benefits(4)	23,834	23,834	15,889	15,889
	Long-Term Disability Benefits(5)	6,634	6,634	—	6,634
	Life Insurance Benefits(5)	2,583	2,583	—	2,583
	Outplacement Services	15,000	15,000	—	—
	Excise Tax Gross-up(6)	—	—	—	—
Total Value:		$ 3,945,032	$ 3,945,032	$405,889	$415,106
Greg N. Lubushkin(7)	Severance Payment	$ 175,721(8)	$ 351,442	$ —	$ —
	Accelerated Equity Award Vesting(3)	430,032	873,007	—	—
	Medical Benefits	—	—	—	—
	Long-Term Disability Benefits	—	—	—	—
	Life Insurance Benefits	—	—	—	—
	Outplacement Services	—	—	—	—
	Excise Tax Gross-up	—	—	—	—
Total Value:		$ 605,753	$ 1,224,449	$ —	$ —

(1) In the event the executive's employment is terminated without cause or for good reason, other than within one year after a change in control, 50% of the severance payment will be paid in a lump sum within ten days of the date that the executive's general release of claims becomes non-revocable and the remaining 50% will be paid in a lump sum on March 1 of the year following the calendar year during which the termination occurs. If the executive's employment is terminated without cause or for good reason within one year after a change in control, the severance payment is paid in a single lump sum. The severance payment is an amount equal to the sum of the then-current annual base salary plus average bonus over the prior three years (or such lesser number of years as the executive has been employed by us), multiplied by (a) with respect to Messrs. Gold, Kreitzer and Griffin, three, or (b) with respect to Mr. McDevitt, one. The calculations in the table are based on the annual base salary on December 31, 2010 and an averaging of the bonuses paid in 2009, 2010 and 2011.

(2) This column assumes permanent disability (as defined in the existing employment agreements) for each executive at December 31, 2010.

(3) For purposes of this calculation, each executive's total unvested equity awards, including restricted stock and LTIP units, on December 31, 2010 are multiplied by the closing market price of our common stock at December 31, 2010 of $18.65. For Mr. Lubushkin, only a portion of his total unvested equity awards become fully vested and/or exercisable upon a termination other than for cause prior to a change in control or more than 12 months following a change in control, in accordance with the terms of the severance plan as described above under "— Severance Arrangements."

(4) If the executive's employment is terminated without cause or for good reason, this figure represents the amount needed to pay for health benefits for the executive and his eligible family members for 18 months following the executive's termination of employment at the same level as in effect immediately preceding such termination. If the executive's employment is terminated by reason of the executive's death or disability, this figure represents the amount needed to pay for health benefits for the executive and his eligible family members for 12 months following the executive's termination of employment at the same level as in effect immediately preceding such termination.

(5) Represents the amount needed to pay, in a single lump sum, for premiums for long-term disability and life insurance for 12 months at the levels in effect for each executive officer as of December 31, 2010.

(6) Under the employment agreement of each executive, we agree to make an additional tax gross-up payment to the executive if any amounts paid or payable to the executive would be subject to the excise tax imposed on certain so-called "excess parachute payments" under Section 4999 of the Code. However, if a reduction in the payments and benefits of 10% or less would render the excise tax inapplicable, then the payments and benefits will be reduced by such amount and we will not be required to make the gross-up payment.

(7) Mr. Lubushkin does not have an employment agreement with us; the termination provisions for Mr. Lubushkin in certain circumstances are governed by the severance plan adopted by the compensation committee of our board of directors in August 2010, described above under "— Severance Arrangements."

(8) Mr. Lubushkin is not entitled to severance benefits under the severance plan in the event of his resignation for good reason prior to the occurrence of a change in control or more than 12 months following the occurrence of a change in control.

Equity Compensation Plan Information

The following table sets forth certain equity compensation plan information for BioMed as of December 31, 2010.

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	—	—	2,509,809
Equity compensation plans not approved by security holders	—	—	—
Total	—	—	2,509,809

Audit Committee Report

The audit committee of the board of directors of BioMed Realty Trust, Inc., a Maryland corporation, oversees BioMed's financial accounting and reporting processes and the audits of the financial statements of BioMed. All committee members satisfy the definition of independent director set forth in the listing standards of the New York Stock Exchange. The board of directors adopted a written charter for the audit committee, a copy of which is available on BioMed's website at www.biomedrealty.com.

In fulfilling its oversight responsibilities, the committee reviewed and discussed with management the audited financial statements in the Annual Report on Form 10-K, including a discussion of the quality, and not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

BioMed's independent registered public accounting firm, KPMG LLP, is responsible for expressing an opinion on the conformity of its audited financial statements with generally accepted accounting principles. KPMG LLP met with the committee and expressed its judgment as to the quality, not just the acceptability, of BioMed's accounting principles and discussed with the committee other matters as required under generally accepted auditing standards, including those matters required under Statement on Auditing Standards No. 61 (Communication with Audit Committees) or the Codification of Statements on Auditing Standards, AU Section 380. In addition, KPMG LLP discussed the auditors' independence from BioMed and from BioMed's management and delivered to the audit committee the written disclosures and the letter satisfying the applicable requirements of the Public Company Accounting Oversight Board regarding the auditors' communications with the audit committee concerning independence.

The committee discussed with BioMed's independent registered public accounting firm the overall scope and plan of its audit. The committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of its examinations, its evaluations of internal controls and the overall quality of financial reporting.

In reliance on the reviews and discussions referred to above, the committee has recommended that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2010 for filing with the Securities and Exchange Commission.

This report of the audit committee shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the

Securities Exchange Act of 1934, as amended, except to the extent that the company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

The foregoing report has been furnished by the audit committee.

M. Faye Wilson, Chair
Barbara R. Cambon
Richard I. Gilchrist

Date of report: February 7, 2011

RELATED PARTY TRANSACTIONS

We have adopted a written policy regarding the review, approval and ratification of any related party transaction. Under this policy, our audit committee will review the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm's-length dealings with an unrelated third party and the extent of the related party's interest in the transaction, and either approve or disapprove the related party transaction. Any related party transaction shall be consummated and shall continue only if the audit committee has approved or ratified the transaction in accordance with the guidelines set forth in the policy. For purposes of our policy, a "Related Party Transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) requiring disclosure under Item 404(a) of Regulation S-K promulgated by the Securities and Exchange Commission, or any successor provision, as then in effect, except that the $120,000 threshold stated therein shall be deemed to be $60,000.

Formation Transactions and Contribution of Properties

BioMed Realty Trust, Inc. was formed as a Maryland corporation on April 30, 2004. We also formed our operating partnership, BioMed Realty, L.P., as a Maryland limited partnership on April 30, 2004. In connection with our initial public offering in August 2004, we acquired interests in six properties through our operating partnership that were previously owned by limited partnerships and a limited liability company in which Messrs. Gold, Kreitzer and McDevitt, entities affiliated with them, and private investors and tenants who are not affiliated with them owned interests.

Contribution Agreements

We received the interests in the properties contributed by our executive officers and their affiliates under contribution agreements with the individuals or entities that held those interests. Under the contribution agreements we agreed that if our operating partnership directly or indirectly sells, exchanges or otherwise disposes of (whether by way of merger, sale of assets or otherwise) in a taxable transaction any interest in the properties contributed by our executive officers and their affiliates before the tenth anniversary of the completion of our initial public offering, then our operating partnership will indemnify each contributor for all direct and indirect adverse tax consequences. The calculation of damages will not be based on the time value of money or the time remaining within the indemnification period. These tax indemnities do not apply to the disposition of a restricted property under certain circumstances.

We have also agreed for a period of ten years following the date of our initial public offering to use reasonable best efforts consistent with our fiduciary duties to maintain at least $8.0 million of debt, some of which must be property specific, to enable the contributors of these properties to guarantee such debt in order to defer any taxable gain they may incur if our operating partnership repays existing debt.

Redemption or Exchange of the Limited Partnership Units in our Operating Partnership

As of October 1, 2005, limited partners of our operating partnership, including Messrs. Gold and Kreitzer, have the right to require our operating partnership to redeem all or a part of their units for cash, based upon the fair market value of an equivalent number of shares of our common stock at the time of the redemption, or, at our election, shares of our common stock in exchange for such units, subject to certain ownership limits set forth in our charter. As of March 10, 2011, the limited partners of our operating partnership held units exchangeable for an aggregate of 2,593,538 shares of our common stock, assuming the exchange of units into shares of our common stock on a one-for-one basis.

Other Benefits to Related Parties

Messrs. Gold and Kreitzer have agreed to indemnify the lenders of the debt on the contribution properties for certain losses incurred by the lender as a result of breaches by the borrowers of the loan documents. In connection with our initial public offering, we agreed to indemnify Messrs. Gold and Kreitzer against any payments they may be required to make under such indemnification agreements. However, our indemnification obligation will not be effective with respect to losses relating to a breach of the environmental representations and warranties made to our operating partnership by Messrs. Gold and Kreitzer in their respective contribution agreements. For losses relating to such breaches, Messrs. Gold and Kreitzer have agreed to indemnify our operating partnership.

We have entered into a registration rights agreement with the limited partners in our operating partnership to provide registration rights to holders of common stock to be issued upon redemption of their units. Pursuant to the registration rights agreement, in the fourth quarter of 2005, we filed and caused to become effective a registration statement on Form S-3 for the registration of the common stock to be issued upon redemption of the units, which expired in the fourth quarter of 2008. Prior to that registration statement's expiration, we filed and caused to become effective a new registration statement on Form S-3 for the registration of the common stock to be issued upon redemption of the units.

GENERAL

Independent Registered Public Accounting Firm

Audit and Non-Audit Fees. The aggregate fees billed to us by KPMG LLP, our independent registered public accounting firm, for the indicated services for the years ended December 31, 2010 and 2009 were as follows:

	2010	2009
Audit Fees(1)	$1,256,000	$1,001,500
Audit Related Fees(2)	68,000	68,000
Tax Fees(3)	—	—
All Other Fees	—	—
Total	$1,324,000	$1,069,500

(1) Audit Fees consist of fees for professional services performed by KPMG LLP for the audit of our annual financial statements and review of financial statements included in our Form 10-Q filings, services in connection with securities offerings and the filing of our and our operating partnership's registration statements on Form S-3, Form S-4 and Form 10, and services that are normally provided in connection with statutory and regulatory filings or engagements. Audit Fees also include fees for professional services rendered for the audits of the effectiveness of internal control over financial reporting.

(2) Audit related fees consist of fees for professional services performed by KPMG LLP for the audit of joint venture financial statements.

(3) KPMG LLP did not provide any professional services related to tax compliance, tax advice and tax planning for the years ended December 31, 2010 and 2009. Certain other tax fees not included in the table were paid to Ernst & Young LLP, who is not our independent registered public accounting firm.

Audit Committee Policy Regarding Pre-Approval of Audit and Permissible Non-Audit Services of Our Independent Registered Public Accounting Firm

Our audit committee has established a policy that requires that all audit and permissible non-audit services provided by our independent registered public accounting firm will be pre-approved by the audit committee or a designated audit committee member. These services may include audit services, audit-related services, tax services and other services. All permissible non-audit services provided by our independent registered public accounting firm have been pre-approved by the audit committee or a designated audit committee member. Our audit committee has considered whether the provision of non-audit services is compatible with maintaining the accountants' independence and determined that it is consistent with such independence.

Section 16(a) Beneficial Ownership Reporting Compliance

Under Section 16(a) of the Securities Exchange Act of 1934, as amended, directors, officers and beneficial owners of 10% or more of our common stock, or reporting persons, are required to report to the Securities and Exchange Commission on a timely basis the initiation of their status as a reporting person and any changes with respect to their beneficial ownership of our common stock. Based solely on our review of such forms received by us and the written representations of the reporting persons, we believe that no reporting persons known to us were delinquent with respect to their reporting obligations as set forth in Section 16(a) of the Exchange Act during 2010.

Stockholder Proposals

Proposals of stockholders intended to be presented at our annual meeting of stockholders to be held in 2012 must be received by us no later than December 15, 2011, in order to be included in our proxy statement and form of proxy relating to that meeting. Such proposals must comply with the requirements established by the Securities and Exchange Commission for such proposals and the requirements contained in our bylaws in order to be included in the proxy statement. A stockholder who wishes to make a nomination or proposal at the 2012 annual meeting without including the proposal in our proxy statement and form of proxy relating to that meeting must, in accordance with our current bylaws, notify us between November 15, 2011 and December 15, 2011. If the stockholder fails to give timely notice as required by our bylaws, the nominee or proposal will be excluded from consideration at the meeting. In addition, our bylaws include other requirements for nomination of candidates for director and proposals of other business with which a stockholder must comply to make a nomination or business proposal.

Annual Report

We sent a Notice of Internet Availability and provided access to our annual report over the Internet to stockholders of record on or about April 13, 2011. The annual report does not constitute, and should not be considered, a part of this proxy solicitation material.

If any person who was a beneficial owner of our common stock on the record date for the annual meeting of stockholders desires additional information, a copy of our Annual Report on Form 10-K will be furnished without charge upon receipt of a written request identifying the person so requesting a report as a stockholder of BioMed at such date. Requests should be directed to BioMed Realty Trust, Inc., 17190 Bernardo Center Drive, San Diego, California 92128, Attention: Secretary.

Stockholders Sharing the Same Address

The rules promulgated by the Securities and Exchange Commission permit companies, brokers, banks or other intermediaries to deliver a single copy of a proxy statement, annual report and Notice of Internet Availability to households at which two or more stockholders reside. This practice, known as "householding," is designed to reduce duplicate mailings and save significant printing and postage costs as well as natural resources. Stockholders sharing an address who have been previously notified by their broker, bank or other intermediary and have consented to householding will receive only one copy of our proxy statement, annual report and Notice of Internet Availability. If you would like to opt out of this practice for future mailings and receive separate proxy statements, annual reports and Notices of Internet Availability for each stockholder sharing the same address, please contact your broker, bank or other intermediary. You may also obtain a separate proxy statement, annual report or Notice of Internet Availability without charge by sending a written request to BioMed Realty Trust, Inc., 17190 Bernardo Center Drive, San Diego, California 92128, Attention: Secretary, or by telephone at (858) 485-9840. We will promptly send additional copies of the proxy statement, annual report or Notice of Internet Availability upon receipt of such request. Stockholders sharing an address that are receiving multiple copies of the proxy statement, annual report or Notice of Internet Availability can request delivery of a single copy of the proxy statement, annual report or Notice of Internet Availability by contacting their broker, bank or other intermediary or sending a written request to BioMed Realty Trust, Inc. at the address above.

Other Matters

Our board of directors does not know of any matter to be presented at the annual meeting which is not listed on the notice of annual meeting and discussed above. If other matters should properly come before the meeting, however, the persons named in the accompanying proxy will vote all proxies in their discretion.

BENEFICIAL STOCKHOLDERS ARE URGED TO AUTHORIZE A PROXY BY INTERNET OR TELEPHONE AS SOON AS POSSIBLE. ALL STOCKHOLDERS WHO RECEIVED PROXY MATERIALS BY MAIL ARE URGED TO COMPLETE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ACCOMPANYING ENVELOPE.

By Order of the Board of Directors



Jonathan P. Klassen
Secretary

Dated: April 13, 2011



BioMed Realty Trust, Inc.

Real Estate for the Life Science Industry®

LETTER FROM THE CEO AND PRESIDENT

April 2011

Re: 2010 Annual Report

Dear Stockholders:

We are very pleased to report that 2010 was a momentous year for BioMed Realty Trust. We made significant advances on all fronts, including sustained leasing success, high quality new investments, solid operational results and an even stronger capital position. Our achievements are the result of the disciplined execution of our robust, proven business model anchored by our unwavering focus on providing world-class real estate to the life science industry.

The life science sector has remained strong and resilient, driven by the ever-increasing demand for new and improved therapies for an aging world population. In 2010, life science and biotechnology organizations continued to advance new technologies which will extend and improve the quality of lives. Capital raising remained on a very healthy pace industry-wide in 2010, producing financing and partnering activity of $55.7 billion. The AMEX Biotech Index was up approximately 38% for 2010, significantly above the broader S&P 500 and NASDAQ averages, as further testimony to the sustained access to capital for the industry and the tenants we serve.

Against this backdrop, we remained disciplined in the execution of our business strategy to deliver a remarkable performance in 2010. We generated record total revenues of $386 million, up 7% from 2009, and funds from operations (FFO) of $147 million, or $1.16 per diluted share, as we laid the foundation for future growth.

On the leasing front, we executed 52 leasing transactions totaling approximately 876,000 square feet. Our focus on long-term leases enabled us to maintain our average remaining lease term at approximately eight years. Our average annual lease expirations through 2015 are less than 4.5% of rents per year, among the best in the REIT industry. Our leasing volume delivered a 13% increase in same-property cash net operating income in the fourth quarter, compared to the same period in 2009, again among the best in the REIT industry.


BMR

BioMed Realty Trust, Inc.

Real Estate for the Life Science Industry®

At the same time, we made strategic investments totaling nearly $675 million to expand our premier portfolio of high-quality assets in the core U.S. life science markets. We acquired 15 properties that were almost 95% leased at acquisition, as we added 1.5 million square feet spanning four markets – San Francisco, San Diego, Maryland and our first investments in North Carolina.

Our investment in the South San Francisco submarket at the nexus of the Bay Area biotech community significantly enhanced our Bay Area portfolio and provides us with tremendous growth potential for the future with nearly one million square feet of future development rights. In addition, we broke ground on one of the industry's first build-to-suit developments in two years, with a development that is 100% leased to longtime tenant Isis Pharmaceuticals, Inc. in the San Diego market.

Our investment activity further strengthened our premier tenant roster, which now includes Elan Corporation, plc, Amylin Pharmaceuticals, Inc., University of California, San Diego, Genentech, Inc., a subsidiary of the Roche Group, Bristol Myers Squibb and the J. Craig Venter Institute, among many other leading life science organizations. Our tenant profile remains stable and diversified, with nearly 90% of our current annualized base rents at the end of 2010 coming from research institutions and public companies.

During the year we further enhanced our liquidity position and balance sheet. In April 2010, when we notched the pinnacle achievement becoming the first and only life science REIT to earn investment grade corporate credit ratings from both Moody's Investors Service and Standard & Poor's Ratings Services. This distinction not only validated our investment and capitalization strategy, but also gave us access to efficiently priced capital in the unsecured bond market to support future investment activities.

In aggregate we raised $950 million in capital in 2010 through a series of significant, but steady, measured steps. Having already issued $180 million in convertible debt at the beginning of the year, we moved immediately to take advantage of our investment grade corporate credit ratings with a debut unsecured bond issuance of $250 million in April. These transactions, in combination with the completion of two follow-on common stock offerings in 2010 which raised over $500 million in net proceeds, enabled us to match fund high quality investments, a hallmark of our conservative capital structure strategy since inception.

Despite our significant growth, we were able to further improve our credit profile on virtually every key credit metric and ultimately raised our dividend twice in 2010 to an annualized rate of 68 cents



BioMed Realty Trust, Inc.

Real Estate for the Life Science Industry®

per share in the fourth quarter, up 21% over the annualized rate in the fourth quarter of 2009. Our strong financial performance enabled us to further increase the dividend in the first quarter of 2011 to an annualized rate of 80 cents per share, up another 18% from the fourth quarter 2010 dividend.

Perhaps most importantly, we have continued to invest in our internal infrastructure. We have a truly remarkable team, which got even stronger in 2010. We have added depth and expertise at all levels of the organization across the country, aggressively and selectively building and strengthening the BioMed team, which is now 160 professionals strong.

2010 was a very good year for BioMed. Overall, our results exemplify the truly outstanding execution of our business model during 2010. But the best part of what we accomplished in 2010 is the foundation we have continued to build – and the way we have positioned ourselves to capitalize on future opportunities. We will continue to focus intently on leasing our world-class research facilities, making strategic investments in our core markets, and prudently managing our balance sheet and liquidity position. We are excited about the opportunities and prospects we see in store for BioMed based on the continued strength and resiliency of the life science industry, our steady execution of a proven business model, and the sustained support of our financial and business partners, stockholders and our best-in-class employees across the country. We look forward to creating value for our stockholders and opportunities for our employees in 2011 and beyond.

Sincerely,

Alan D. Gold
Chairman and Chief Executive Officer

R. Kent Griffin, Jr.
President and Chief Operating Officer


BMR

BioMed Realty Trust, Inc.

Real Estate for the Life Science Industry®

PROVEN MODEL

The Life Science of Real Estate™ is the foundation of our proven business model. A constant since our inception: we focus on investing in high-quality, state-of-the-art research facilities, well-located within the core U.S. life science markets. Our disciplined execution of this strategy has delivered record growth and exceptional financial results.

Life science real estate is a niche market, and we have focused exclusively on serving the needs of this asset class since our company was founded. We target the same seven core markets, acquiring and developing top-tier properties where our tenants can grow and thrive.

Each investment and operating decision we make is based first on the fundamental strengths of the underlying real estate. We start by investing in high-quality assets, with over 75% of our properties developed or redeveloped in the last ten years. We then add our extensive leasing, development, and asset management expertise to attract and retain a premier tenant roster. The result is the highest-quality life science real estate portfolio in the business.

Since our inception, we have been prudent stewards of capital, taking measured steps to manage our capital position and preserve our financial flexibility. By match funding investments with permanent capital, we have generated ample liquidity to support our continued expansion.

Thanks to our disciplined execution, in 2010 BioMed became The Only Investment Grade REIT Exclusively Dedicated to the Life Science Industry™, providing us with expanded access to efficiently priced capital. We view our investment grade corporate credit rating as yet another independent recognition of our solid financial foundation, our success in executing our business plan, and the strong positioning of our company for future growth.

For BioMed and our tenants, the enduring strength of the life science industry has proven itself year after year. We benefit from the many long-term demand drivers for innovative research, including an aging population with longer life expectancies, which fuels an increasing need for quality, cost-effective medical care.

Our robust business model allows us to benefit from the continuing capital flows into the life science industry. It starts with life science companies conducting extensive research and development to advance scientific innovation, which requires capital funding. In 2010, while the rest of the economy faced a fragile recovery, the life science industry remained vibrant and continued to achieve healthy financing



BioMed Realty Trust, Inc.

Real Estate for the Life Science Industry®

levels. According to third party industry research, total U.S. biotech financing and partnering transactions exceeded $55 billion for the second consecutive year.

To effectively meet the demanding needs of the life science industry, BioMed owns, operates and develops mission-critical laboratory and office facilities, enabling our tenants to focus on their research, development and commercialization of new therapies, treatments and technologies. As our tenants grow and their science progresses, their need for the high-quality space that we provide increases. This cycle — conducting research, raising capital, leasing space — continues to drive our strong financial performance and creates additional opportunities for growth.

CORE MARKETS

From the start, we have targeted the seven core U.S. life science markets, which continue to serve as global centers for innovation and research. Our steadfast focus and execution have resulted in a strong track record of delivering world-class research facilities to the locations we serve.

We have built our business by investing in the most vibrant life science clusters in the world: Boston, San Francisco, San Diego, Maryland, New York/New Jersey, Pennsylvania and Seattle. With over $4.0 billion invested in state-of-the-art research facilities, we have assembled a truly world-class portfolio of life science buildings concentrated in these seven core U.S. life science markets.

Our markets enjoy the critical elements for strong, self-sustaining life science clusters: proximity to top universities and research institutions, which serve as a source for innovation as well as providing access to a highly skilled workforce; access to financial partners and capital; and most importantly, a large portfolio of life science organizations specializing in a broad range of scientific research.

Diversified Portfolio in the Core Life Science Clusters

Percent of Current Annualized Base Rent as of December 31, 2010



33.6 % Boston
15.8 % San Francisco
15.5 % San Diego
15.4 % Maryland
10.0 % New York/New Jersey
4.4 % Pennsylvania
2.2 % Seattle
3.1 % Other

Current annualized base rent is the monthly contractual rent as of the year ended, or if rent has not yet commenced, the first monthly rent payment due at each rent commencement date, multiplied by 12 months.



BioMed Realty Trust, Inc.

Real Estate for the Life Science Industry®

In each of these markets, the life science industry continues to drive economic growth. These core life science clusters consistently bring new ideas and products to the marketplace, allowing industry-leading companies to grow while fostering long-term demand for our properties.

Within each cluster, we focus on high-quality properties that are well-located in key submarkets and that attract top-tier talent in the local research community. We deliver world-class research facilities, and our tenants commit to long-term leases. It is a rewarding partnership — and is one that is helping to bring the next generation of treatments and technologies to patients around the world today and in the future.

Our successful track record comes in part from our successful underwriting of the real estate, including the market, sub-market and underlying property characteristics; in part from the sustained strength of the life science industry; and in part from developing strategic partnerships with biotechnology and pharmaceutical companies, scientific research institutions, and other life science organizations.

Premier Tenant Roster

Percent of Current Annualized Base Rent as of December 31, 2010



15.9 % Research Institutions
13.4 % A-Rated Public Companies
50.2 % Larger, Established Public Companies
13.3 % Mid-Stage Life Science Organizations (Public or Private)
2.9 % Early-Stage Life Science Organizations
4.3 % Non-Life Science Tenants

Tenant classifications based upon management estimates.

In 2010, we executed our leasing strategy by completing 52 transactions totaling 876,000 square feet. As a result, we achieved 146% of our five-quarter leasing plan, which in turn enabled us to deliver a 13% increase in same-property, cash basis net operating income in the fourth quarter 2010 versus a year ago, among the best performances in all of commercial real estate.

Sustained Leasing Success – 5 Quarters *

	Total (sq ft)	% of Target
New Leases	789,203	158%
Renewals/Amendments	675,328	135%
Gross Leasing	1,464,531	146%

* Q4 2009 - Q4 2010

Long-Term, Triple Net Leases

Percent of Current Annualized Base Rent as of December 31, 2010



50%
40%
30%
20%
10%
2.3%
6.4%
4.6%
6.3%
2.7%
12.8%
1.0%
14.3%
2.2%
5.4%
41.8%
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Thereafter



BioMed Realty Trust, Inc.

Real Estate for the Life Science Industry®

As of year-end, research institutions and public companies accounted for 87% of our rents and our weighted average remaining lease term was approximately eight years. We have one of the strongest leasing profiles in the industry, reflecting our ability to attract, retain, and expand relationships with the very best life science tenants.

QUALITY PORTFOLIO

Our asset selection strategy is focused on long-term underwriting, investing in well-located, state-of-the-art research facilities that are best positioned to provide superior rent growth and increased value over time. As a result of our strategic acquisitions and redevelopment and development activities, we have produced the highest quality life science portfolio in the industry.

In 2010, we took advantage of very favorable market dynamics to acquire some of the highest quality properties in our markets at attractive prices that we believe will enable us to deliver superior risk-adjusted returns. Our acquisitions and new developments in 2010 aggregated $675 million of strategic investments that were collectively 95% leased, further enhancing the quality of our portfolio and increasing our asset base by 21%. At year-end, BioMed owned or had interests in 85 properties, representing 147 buildings with approximately 12.2 million rentable square feet.

Supported by a solid balance sheet and continued capital raising success, in 2010 we strengthened our presence in San Francisco, San Diego and Maryland, adding approximately 1.5 million square feet to our portfolio. By investing selectively, we focused on A-plus locations in the best life science submarkets within each cluster. A prime example was our $298 million acquisition in South San Francisco, which provides us with a fully leased, 489,000-square-foot portfolio in the heart of the Bay Area biotech market, with roughly one million square feet of additional development potential.

We continue to selectively pursue high-quality, pre-leased build-to-suit opportunities with leading life science companies. In 2010, we expanded our strategic partnership with longtime tenant Isis Pharmaceuticals. We broke ground on the project in June and are currently constructing a 100% leased 176,000-square-foot, state-of-the-art research facility for Isis in the City of Carlsbad, located in San Diego County. Upon the facility's completion, Isis will take occupancy pursuant to its 20-year lease.

Whether we are developing or acquiring, our underwriting approach has remained consistent with our primary focus on a fundamental evaluation of the real estate. We continue to concentrate our efforts on new investments in the same seven core markets identified and targeted from our company's inception. We make



high-quality investments with the key design and construction elements to support the critical needs of our life science tenants. At the same time, we look for properties that offer the flexibility to meet the widest range of potential users in the life science industry — properties that are attractive not just for our tenants today, but for future tenants as well.

EXPERIENCED TEAM

Our sustained success is a direct result of our people. Our industry-leading team of professionals has the depth of experience and unique expertise required for investing, owning and operating real estate in the life science industry. Our team's ability to understand the critical requirements of our tenants and deliver space solutions that meet those needs is what differentiates us from our competitors.

Our strategic focus has allowed us to continue to deliver for our tenants and in turn, for our stockholders. Our extraordinary people are dedicated to making BioMed The Leading Provider of Real Estate to the Life Science Industry®.

We are taking an increasingly cross-disciplinary approach to operating our business. Our regional teams, including leasing, development and asset management professionals, enable us to provide a seamless service delivery to our tenants – as we focus on meeting their real estate needs so they can focus on their science. To support our substantial growth in 2010 and beyond, we further expanded our organization — bringing our total team of professionals to 160 with strong experience in leasing, development, acquisitions, asset management, legal, finance and accounting.

As we have added to our team, we've continued to develop and grow our senior management team. In 2010 we made a number of important additions to our leadership team, including talented leaders sourced both internally and externally, that further enhance the breadth and depth of our organization. With our superior team, we are uniquely positioned to continue building quality relationships, developing exceptional environments for our tenants, contributing to our community and creating value for our stockholders.

Matthew G. McDevitt, Executive Vice President, Real Estate
One of the company's founders, Matt was named to an expanded role as Executive Vice President, Real Estate in February 2010. In this position, he oversees and implements our acquisitions, leasing and development strategies with a focus on maximizing the value of our assets. Matt joined BioMed in 2004, most recently serving as our Executive Vice President, Acquisitions and Leasing.



BioMed Realty Trust, Inc.

Real Estate for the Life Science Industry®

Greg N. Lubushkin, Chief Financial Officer

Greg was promoted to the role of Chief Financial Officer in May 2010, having served as Vice President, Chief Accounting Officer since joining BioMed in April 2007. Previously, he was Chief Accounting Officer of ECC Capital Corporation, a publicly traded residential mortgage REIT, and an audit partner with accounting firm PricewaterhouseCoopers LLP.

Karen A. Sztraicher, Senior Vice President, Asset Management

Karen was appointed in December 2009 to lead our Asset Management department, which we developed to bring together the diverse expertise and resources of our organization in a seamless fashion for the benefit of our tenants. Working with BioMed since 2004, she has previously served as Vice President, Finance and Treasurer and Vice President, Chief Accounting Officer, among other senior leadership roles.

John P. Bonanno, Senior Vice President, Leasing & Development

John was promoted to Senior Vice President, Leasing & Development in September 2010, after serving as Vice President, Development since joining the company in April 2008. He oversees the Leasing & Development teams on a national basis, which play a primary role in delivering real estate solutions for tenants and realizing the value of our assets.

Anne L. Hoffman, Senior Vice President, Leasing & Development

Before joining BioMed in October 2010, Anne served as President of Chamberlin Associates, where she oversaw the development of our recently acquired South San Francisco portfolio. As our Senior Vice President, Leasing & Development, she brings longstanding relationships with our new tenants and deep experience in development and acquisitions in the San Francisco life science market and beyond.

Jonathan P. Klassen, Vice President, Assistant General Counsel and Secretary

Jon was appointed as our Vice President, Assistant General Counsel and Secretary in December 2010. He has been with BioMed since October 2004, most recently serving as our Vice President, Legal and Secretary. Previously, Jon was an attorney at Latham & Watkins LLP, specializing in corporate finance transactions, mergers and acquisitions and general company representation.

Bruce D. Steel, Managing Director, BioMed Ventures

An experienced biotech industry executive, Bruce joined us in September 2010 as Managing Director, BioMed Ventures. In this newly created role, he is focused on developing relationships with early and mid-stage life science organizations, as well as the venture capital community, in



BioMed Realty Trust, Inc.

Real Estate for the Life Science Industry®

order to identify high-quality prospective tenants and attractive investment opportunities located in our core markets.

Stephen A. Willey, Vice President, Chief Accounting Officer

Steve was appointed as our Vice President, Chief Accounting Officer in December 2010. He has been with BioMed since October 2004, most recently serving as our Senior Controller. Previously, Steve was an audit manager at KPMG and an audit staff member at Ernst & Young Kenneth Leventhal, specializing in real estate companies.

FINANCIAL RESULTS

Financially, 2010 was a landmark year. In addition to earning investment grade corporate credit ratings, we match-funded our new investments with permanent capital, improved our already strong credit profile, and positioned ourselves well for continued growth. In the fourth quarter of 2010, year-over-year FFO per share increased 7%, same-property cash NOI grew 13%, and our dividend was up 21%.

In April 2010, BioMed became the first and only life science REIT to achieve an investment grade corporate credit rating. Earning this designation not only validated our business model and conservative capital structure; it also allowed us to tap into the unsecured bond market for the first time, giving us timely access to efficiently priced capital to continue the execution of our growth strategy even more effectively.

Altogether we raised more than $950 million in capital last year, including our inaugural $250 million unsecured bond offering. Fortified by our sustained liquidity and financial flexibility, we made approximately $675 million in high-quality investments last year.

High Quality Investments

Location	$ Amount	Square Feet
South San Francisco	$298 million	489,000
San Diego [1]	$263 million	693,000
Maryland	$82 million	358,000
University – Other	$32 million	141,000

[1] *Includes rentable square feet and estimated total investment for Gazelle Court build-to-suit.*

Credit Profile – Even Stronger

Credit Metrics	12/31/09	12/31/10
Debt/Total assets	41 %	38 %
Debt/Adjusted EBITDA	6.4 x	5.5 x
Fixed charge coverage ratio	2.2 x	2.7 x



BioMed Realty Trust, Inc.

Real Estate for the Life Science Industry®

In a year of strategic acquisitions and sustained leasing success, we generated record total revenues of $386 million in 2010, up 7% from 2009, with funds from operations (FFO) of $147 million, or $1.16 per diluted share. We raised our common stock dividend twice during the year to an annualized rate of $0.68 per share in the fourth quarter, representing an increase of 21% year-over-year. Taking dividends into account, we generated a total return to stockholders of 23% for the year, after delivering a 45% return in 2009.

Equally important, we further improved our credit profile significantly, even after achieving the investment grade corporate credit ratings. As of December 31, 2010, our debt-to-total assets ratio was 38%. We had $21.5 million of cash on hand and approximately $320 million in capacity on our unsecured line of credit at year-end. Our fixed charge ratio improved to 2.7 times and our debt to adjusted EBITDA ratio was down to 5.5 times.

Since inception, we have maintained a prudent, conservative capital structure and positioned BioMed with the liquidity and flexibility to take advantage of present and future opportunities. We continue to steadily and proactively manage our balance sheet. With our prudent capital structure, we have achieved the financial flexibility to react quickly to opportunities as they arise. We expect our strong financial position to facilitate our continued execution on our proven model, creating value for stockholders in the years to come.



Total Revenue
(in thousands)
$301,973
$361,166
$386,437
2008
2009
2010
Total Assets
(in thousands)
$3,229,314
$3,283,274
$3,959,754
2008
2009
2010



BioMed Realty Trust, Inc.

Real Estate for the Life Science Industry®

A MESSAGE FROM GREG LUBUSHKIN, BIOMED'S CHIEF FINANCIAL OFFICER

We are pleased to report another strong year of financial results for 2010 driven by our sustained leasing success and strategic acquisitions aggregating approximately $675 million. We generated record revenues for the year totaling $386 million and rental revenues of $295 million, which increased 7% and 9%, respectively, over 2009. Funds from operations, or FFO, were $147 million, or $1.16 per diluted share.

Backed by our proven model and the strength of the life science sector, we raised $950 million in capital in a series of steady, measured steps – which in turn facilitated our ability to make investments in high-quality assets. At the same time we continued to improve our credit profile on virtually every key metric and raised our dividend twice in 2010 to an annualized rate of 68 cents per share in the fourth quarter, up 21% over the annualized Q4 2009 rate.

In April of last year BioMed earned investment grade corporate credit ratings from Standard & Poor's Ratings Services and Moody's Investors Service, becoming the first REIT exclusively dedicated to the life science industry with this distinction. These ratings provided us access to the unsecured debt market – an important source of efficient capital – and independently validate the solid financial foundation built by BioMed and the success we've achieved in executing our business plan.

In 2010 we were able to generate a total return of 22.5% to stockholders and effectively position ourselves for future growth. We invite you to read on for more details about our financial results in 2010.



BioMed Realty Trust, Inc.

Real Estate for the Life Science Industry®

2010 Operating and Financial Highlights

Operating Results

- Sustained, strong leasing activity representing approximately 876,000 square feet of space for 2010 and 1.5 million square feet for the five quarters ended December 31, 2010, which was 146% of the company's original plan:
  - New leases totaling approximately 463,000 square feet in 2010, including new leases with Ironwood Pharmaceuticals, Soraa, Inc., CCBR Synarc and StemCells, Inc., and lease expansions with Regeneron Pharmaceuticals and Progenics Pharmaceuticals.
  - Renewals and extensions totaling approximately 413,000 square feet, including Cutera, Inc., Intermune Pharmaceuticals, Inc., Quidel Corporation and Rhodia, Inc.
- High-quality, well-located investments in 15 new properties totaling $597.1 million and representing approximately 1.5 million rentable square feet that were 94.6% leased at acquisition:
  - South San Francisco: Acquired two properties for a total investment of $298.2 million. The properties are 100% leased and comprise approximately 489,000 rentable square feet with development rights for an additional 946,000 square feet.
  - San Diego: Acquired seven properties for a total investment of $185.1 million. The properties were 86.0% leased at acquisition and comprise approximately 516,700 rentable square feet.
  - Maryland: Acquired three properties for a total investment of $81.6 million. The properties are 100% leased and comprise approximately 357,800 rentable square feet.
  - North Carolina: Acquired three properties for a total investment of approximately $32.2 million. The properties were 93.8% leased at acquisition and comprise approximately 140,600 rentable square feet.
- Acquired a land parcel in the San Diego market and entered into an agreement with Isis Pharmaceuticals, Inc. to lease 100% of a 176,000 square foot research facility being developed by BioMed with a total expected investment of approximately $77.5 million.
- Continued to enhance the breadth and depth of the company's organization:
  - Promoted Matthew G. McDevitt to Executive Vice President, Real Estate.
  - Promoted Greg N. Lubushkin to Chief Financial Officer.



BioMed Realty Trust, Inc.

Real Estate for the Life Science Industry®

- Added Bruce D. Steel as Managing Director, BioMed Ventures.
- Promoted John P. Bonanno to Senior Vice President, Leasing & Development.
- Added Anne L. Hoffman as Senior Vice President, Leasing & Development.
- Promoted Jonathan P. Klassen to Vice President, Assistant General Counsel and Secretary.
- Promoted Stephen A. Willey to Vice President, Chief Accounting Officer.

Financial Position

- Received investment grade corporate credit ratings from Standard & Poor's Ratings Services and Moody's Investors Service.
- Completed a private placement of $180.0 million of 3.75% exchangeable senior notes due 2030.
- Completed a private placement of $250.0 million of 6.125% unsecured senior notes due 2020.
- Completed two follow-on public offerings of common stock, raising approximately $508.2 million in net proceeds.
- Raised approximately $15.4 million in net proceeds from the sale of 951,000 shares of common stock under the company's continuous equity offering program established in September 2009.
- Voluntarily prepaid the $250.0 million previously outstanding under the company's secured term loan.
- Repurchased approximately $26.4 million principal amount of the company's exchangeable senior notes due 2026.

Financial Results

- Increased total revenues 7.0% to $386.4 million from $361.2 million in 2009.
- Generated funds from operations (FFO) for the year of $147.4 million, or $1.16 per diluted share, compared to $155.5 million, or $1.64 per diluted share, in 2009.
- Maintained a strong liquidity position, with interest coverage and fixed charge coverage ratios of approximately 3.2x and 2.4x, respectively.
- Managed the company's debt to total assets ratio to 37.7% at year-end.
- Distributed $0.63 of dividends per common share, representing approximately 54% of FFO.



BioMed Realty Trust, Inc.

Real Estate for the Life Science Industry®

2010 Operating and Financial Highlights

(In thousands, except per share and ratio amounts)

	Year ended		
	12/31/10	12/31/09	12/31/08
Selected Operating Data			
Total revenues	$ 386,437	$ 361,166	$ 301,973
EBITDA (1)	228,368	220,914	173,753
Adjusted EBITDA (1)	245,829	239,345	192,793
General and administrative expense	25,901	22,455	22,659
Acquisition related expenses	3,053	464	175
Interest expense	86,245	64,998	41,172
Capitalized interest	5,442	12,405	42,320
Interest incurred including swap payments (2)	92,249	80,101	88,582
Operating margin	70.6%	69.8%	71.7%
General and administrative expense / Total revenues	6.7%	6.2%	7.5%
Net income available to common stockholders	21,853	41,759	44,091
Net income per share - diluted	$ 0.19	$ 0.45	$ 0.61
FFO (3)	147,430	155,477	132,464
FFO per share - diluted (3)	$ 1.16	$ 1.64	$ 1.76
AFFO (3)	129,478	129,777	113,211
AFFO per share - diluted (3)	$ 1.02	$ 1.36	$ 1.50
Coverage Ratios			
Interest coverage	3.2	4.0	5.0
Fixed charge coverage	2.4	2.9	3.2
Dividend per share - common stock	$ 0.63	$ 0.695	$ 1.34
FFO payout ratio	54.3%	42.4%	76.1%
AFFO payout ratio	61.8%	51.1%	89.3%

(1) See definitions and discussion of EBITDA and adjusted EBITDA under "Non-GAAP Financial Measure Definitions." Also see quantitative reconciliation of the differences between adjusted EBITDA, EBITDA and net income available to common stockholders under "2010 Operating and Financial Highlights - Reconciliation of EBITDA."

(2) Includes interest paid on cash flow hedges classified as accumulated other comprehensive loss. Excludes ineffectiveness recognized on derivative instruments.

(3) See definitions and discussion of FFO and AFFO under "Non-GAAP Financial Measure Definitions." Also see quantitative reconciliation of the differences between FFO, AFFO and net income available to common stockholdersunder "2010 Operating and Financial Highlights - FFO and AFFO."



BioMed Realty Trust, Inc.
Real Estate for the Life Science Industry®

Non-GAAP Financial Measure Definitions

This document includes certain non-GAAP financial measures that management believes are helpful in understanding our business, as further described below. Our definition and calculation of non-GAAP financial measures may differ from those of other REITs, and therefore, may not be comparable. The non-GAAP measures should not be considered an alternative to net income as an indicator of our performance and should be considered only a supplement to cash flows from operating, investing or financing activities as a measure of liquidity, computed in accordance with GAAP.

Funds from Operations (FFO)

We present funds from operations, or FFO, because we consider it an important supplemental measure of our operating performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their results. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income. We compute FFO in accordance with standards established by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, in its March 1995 White Paper (as amended in November 1999 and April 2002). As defined by NAREIT, FFO represents net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus real estate related depreciation and amortization (excluding amortization of loan origination costs) and after adjustments for unconsolidated partnerships and joint ventures. Our computation may differ from the methodology for calculating FFO utilized by other equity REITs and, accordingly, may not be comparable to such other REITs. Further, FFO does not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties. FFO should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as an indicator of our financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions.

Adjusted Funds from Operations (AFFO)

We present adjusted funds from operations, or AFFO, as a supplemental operating measure because, when compared year over year, it assesses our ability to fund dividend and distribution requirements from our operating activities. We also believe that, as a widely recognized measure of the operations of REITs, AFFO will be used by investors as a basis to assess our ability to fund dividend payments in comparison to other REITs. We calculate AFFO by adding to FFO: (a) amounts received pursuant to master lease agreements on certain properties, which are not included in rental income for GAAP purposes, (b) non-cash revenues and expenses, (c) recurring capital expenditures and tenant improvements, and (d) leasing commissions. Other equity REITs may not calculate AFFO in a consistent manner. Accordingly, our AFFO may not be comparable to other equity REITs' AFFO. AFFO should be considered only as a supplement to net income computed in accordance with GAAP as a measure of our operations.

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) and Adjusted EBITDA
EBITDA is defined as earnings before interest, taxes, depreciation and amortization. We calculate adjusted EBITDA by adding to EBITDA: (a) minority interests in our operating partnership and (b) dividends payable on our series A preferred stock. Management uses EBITDA and adjusted EBITDA as indicators of our ability to incur and service debt. In addition, we consider EBITDA and adjusted EBITDA to be appropriate supplemental measures of our performance because they eliminate depreciation and interest, which permits investors to view income from operations without the impact of non-cash depreciation or the cost of debt. However, because EBITDA and adjusted EBITDA are calculated before recurring cash charges including interest expense and taxes, and are not adjusted for capital expenditures or other recurring cash requirements of our business, their utility is limited.

Coverage Ratios
We present interest and fixed charge ratios as supplemental liquidity measures. Management uses these ratios as indicators of our financial flexibility to service current interest expense and debt amortization from current cash net operating income. In addition, we believe that these coverage ratios represent common metrics used by securities analysts, investors and other interested parties to evaluate our ability to service fixed cash payments. However, because these ratios are derived from adjusted EBITDA, their utility is limited by the same factors that limit the usefulness of adjusted EBITDA as a liquidity measure.



BioMed Realty Trust, Inc.

Real Estate for the Life Science Industry®

2010 Operating and Financial Highlights

FFO (1) AND AFFO (1)

(In thousands, except per share and ratio amounts)

	Year ended		
	12/31/10	12/31/09	12/31/08
Reconciliation of net income to funds from operations (FFO):			
Net income available to common stockholders	$ 21,853	$ 41,759	$ 44,091
Adjustments:			
Noncontrolling interests in operating partnership	546	1,532	2,086
Interest expense on exchangeable senior notes due 2030	6,563	—	—
Depreciation and amortization - unconsolidated partnerships	3,206	2,647	2,100
Depreciation and amortization - consolidated entities	115,355	109,620	84,227
Depreciation and amortization - allocable to noncontrolling interest of consolidated joint ventures	(93)	(81)	(40)
Funds from operations available to common shares and Units - diluted	$ 147,430	$ 155,477	$ 132,464
Funds from operations per share - diluted	**$ 1.16**	**$ 1.64**	**$ 1.76**
Dividends and distributions declared per common share	$ 0.63	$ 0.695	$ 1.34
FFO payout ratio (2)	54.3%	42.4%	76.1%
Reconciliation of FFO to adjusted funds from operations (AFFO):			
Funds from operations available to common shares and Units - diluted	$ 147,430	$ 155,477	$ 132,464
Adjustments:			
Recurring capital expenditures and tenant improvements	(10,726)	(2,792)	(3,308)
Leasing commissions	(5,224)	(7,664)	(11,513)
Non-cash revenue adjustments	(24,518)	(28,124)	(24,659)
Non-cash debt adjustments	12,837	4,304	11,588
Non-cash equity compensation	6,989	5,625	6,106
Depreciation included in general and administrative expense	1,445	1,508	1,583
Share of non-cash unconsolidated partnership adjustments (3)	1,245	1,443	950
Adjusted funds from operations available to common shares and Units	$ 129,478	$ 129,777	$ 113,211
Adjusted funds from operations per share - diluted	**$ 1.02**	**$ 1.36**	**$ 1.50**
Dividends and distributions declared per common share	$ 0.63	$ 0.695	$ 1.34
AFFO payout ratio (4)	61.8%	51.1%	89.3%

(1) See definitions and discussion of FFO and AFFO under "Non-GAAP Financial Measure Definitions."

(2) Calculated as dividends and distributions declared per common share divided by FFO per share - diluted.

(3) Share of unconsolidated partnership adjustments includes the Company's share of amortization of deferred loan costs, straight line rents, and fair-value lease revenue.

(4) Calculated as dividends and distributions declared per common share divided by AFFO per share - diluted.



BioMed Realty Trust, Inc.

Real Estate for the Life Science Industry®

2010 Operating and Financial Highlights

RECONCILIATION OF EBITDA (1)

(In thousands)

	Year ended		
	12/31/10	12/31/09	12/31/08
Reconciliation of net income available to common stockholders to earnings before interest, taxes, depreciation and amortization (EBITDA):			
Net income available to common stockholders	$ 21,853	$ 41,759	$ 44,091
Interest expense	86,245	64,998	41,172
Interest expense - unconsolidated partnership	1,709	1,890	2,163
Depreciation & amortization - consolidated entities	115,355	109,620	84,227
Depreciation & amortization - unconsolidated partnerships	3,206	2,647	2,100
EBITDA	228,368	220,914	173,753
Noncontrolling interests	498	1,468	2,077
Preferred dividends	16,963	16,963	16,963
Adjusted EBITDA	$ 245,829	$ 239,345	$ 192,793

(1) See definitions and discussion of EBITDA and adjusted EBITDA under "Non-GAAP Financial Measure Definitions."

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission file number: 1-32261 (BioMed Realty Trust, Inc.)
000-54089 (BioMed Realty, L.P.)


BMR

BIOMED REALTY TRUST, INC.
BIOMED REALTY, L.P.

(Exact name of registrant as specified in its charter)

Maryland *(State or other jurisdiction of incorporation or organization)*	**20-1142292 (BioMed Realty Trust, Inc.)** **20-1320636 (BioMed Realty, L.P.)** *(I.R.S. Employer Identification No.)*
17190 Bernardo Center Drive **San Diego, California** *(Address of Principal Executive Offices)*	**92128** *(Zip Code)*

(858) 485-9840
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

	Title of Each Class	Name of Each Exchange on Which Registered
BioMed Realty Trust, Inc.	Common Stock, $0.01 Par Value	New York Stock Exchange
BioMed Realty Trust, Inc.	7.375% Series A Cumulative Redeemable Preferred Stock, $0.01 Par Value	New York Stock Exchange
BioMed Realty, L.P.	None	None

Securities registered pursuant to Section 12(g) of the Act:

BioMed Realty Trust, Inc.	None
BioMed Realty, L.P.	None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.

BioMed Realty Trust, Inc.	Yes ☑ No ☐
BioMed Realty, L.P.	Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

BioMed Realty Trust, Inc.	Yes ☐ No ☑
BioMed Realty, L.P.	Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

BioMed Realty Trust, Inc.	Yes ☑ No ☐
BioMed Realty, L.P.	Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

BioMed Realty Trust, Inc.	Yes ☑ No ☐
BioMed Realty, L.P.	Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

BioMed Realty Trust, Inc.:

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

BioMed Realty, L.P.:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

BioMed Realty Trust, Inc.	Yes ☐ No ☑
BioMed Realty, L.P.	Yes ☐ No ☑

The aggregate market value of the 112,647,612 shares of common stock of BioMed Realty Trust, Inc. held by non-affiliates of the registrant was $1,812,500,077 based upon the last reported sale price of $16.09 per share on the New York Stock Exchange on June 30, 2010, the last business day of its most recently completed second quarter.

The number of outstanding shares of the BioMed Realty Trust, Inc.'s common stock, par value $0.01 per share, as of February 7, 2011 was 131,292,931.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the BioMed Realty Trust, Inc.'s Proxy Statement with respect to its May 25, 2011 Annual Meeting of Stockholders to be filed not later than 120 days after the end of the registrant's fiscal year are incorporated by reference into Part III hereof.

EXPLANATORY NOTE

This report combines the annual reports on Form 10-K for the fiscal year ended December 31, 2010 of BioMed Realty Trust, Inc., a Maryland corporation, and BioMed Realty, L.P., a Maryland limited partnership of which BioMed Realty Trust, Inc. is the parent company and general partner. Unless otherwise indicated or unless the context requires otherwise, all references in this report to "we," "us," "our" or "our company" refer to BioMed Realty Trust, Inc. together with its consolidated subsidiaries, including BioMed Realty, L.P. Unless otherwise indicated or unless the context requires otherwise, all references in this report to "our operating partnership" or "the operating partnership" refer to BioMed Realty, L.P. together with its consolidated subsidiaries.

BioMed Realty Trust, Inc. operates as a real estate investment trust, or REIT, and the general partner of BioMed Realty, L.P. As of December 31, 2010, BioMed Realty Trust, Inc. owned an approximate 97.8% partnership interest and other limited partners, including some of our directors, executive officers and their affiliates, owned the remaining 2.2% partnership interest (including long term incentive plan units) in BioMed Realty, L.P. As the sole general partner of BioMed Realty, L.P., BioMed Realty Trust, Inc. has the full, exclusive and complete responsibility for the operating partnership's day-to-day management and control.

There are a few differences between our company and our operating partnership, which are reflected in the disclosure in this report. We believe it is important to understand the differences between our company and our operating partnership in the context of how BioMed Realty Trust, Inc. and BioMed Realty, L.P. operate as an interrelated consolidated company. BioMed Realty Trust, Inc. is a REIT, whose only material asset is its ownership of partnership interests of BioMed Realty, L.P. As a result, BioMed Realty Trust, Inc. does not conduct business itself, other than acting as the sole general partner of BioMed Realty, L.P., issuing public equity from time to time and guaranteeing certain debt of BioMed Realty, L.P. BioMed Realty Trust, Inc. itself does not hold any indebtedness but guarantees some of the secured and unsecured debt of BioMed Realty, L.P. BioMed Realty, L.P. holds substantially all the assets of the company and holds the ownership interests in the company's joint ventures. BioMed Realty, L.P. conducts the operations of the business and is structured as a partnership with no publicly traded equity. Except for net proceeds from public equity issuances by BioMed Realty Trust, Inc., which are generally contributed to BioMed Realty, L.P. in exchange for partnership units, BioMed Realty, L.P. generates the capital required by the company's business through BioMed Realty, L.P.'s operations, by BioMed Realty, L.P.'s direct or indirect incurrence of indebtedness or through the issuance of partnership units.

Noncontrolling interests and stockholders' equity and partners' capital are the main areas of difference between the consolidated financial statements of BioMed Realty Trust, Inc. and those of BioMed Realty, L.P. The partnership and long term incentive plan units in BioMed Realty, L.P. that are not owned by BioMed Realty Trust, Inc. are accounted for as partners' capital in BioMed Realty, L.P.'s financial statements and as noncontrolling interests in BioMed Realty Trust, Inc.'s financial statements. The noncontrolling interests in BioMed Realty, L.P.'s financial statements include the interests of joint venture partners. The noncontrolling interests in BioMed Realty Trust, Inc.'s financial statements include the same noncontrolling interests at the BioMed Realty, L.P. level as well as the limited partnership unitholders of BioMed Realty, L.P., not including BioMed Realty Trust, Inc. The differences between stockholders' equity and partners' capital result from the differences in the equity issued at the BioMed Realty Trust, Inc. and the BioMed Realty, L.P. levels.

We believe combining the annual reports on Form 10-K of BioMed Realty Trust, Inc. and BioMed Realty, L.P. into this single report will:

- better reflect how management and the analyst community view the business as a single operating unit,
- enhance investor understanding of our company by enabling them to view the business as a whole and in the same manner as management,
- be more efficient for our company and result in savings in time, effort and expense, and
- be more efficient for investors by reducing duplicative disclosure and providing a single document for their review.

To help investors understand the significant differences between our company and our operating partnership, this report presents the following separate sections for each of BioMed Realty Trust, Inc. and BioMed Realty, L.P.:

- consolidated financial statements,
- the following notes to the consolidated financial statements:
  - Debt,
  - Equity / Partners' Capital, and
  - Earnings Per Share / Unit,
- Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, and
- Liquidity and Capital Resources in Management's Discussion and Analysis of Financial Condition and Results of Operations.

This report also includes separate Item 9A. Controls and Procedures sections and separate Exhibit 31 and 32 certifications for each of BioMed Realty Trust, Inc. and BioMed Realty, L.P. in order to establish that the Chief Executive Officer and the Chief Financial Officer of BioMed Realty Trust, Inc. have made the requisite certifications and BioMed Realty Trust, Inc. and BioMed Realty, L.P. are compliant with Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934 and 18 U.S.C. §1350.

BIOMED REALTY TRUST, INC. AND BIOMED REALTY, L.P.

FORM 10-K — ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2010

TABLE OF CONTENTS

PART I

Item 1. *Business*

Forward-Looking Statements

We make statements in this report that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act). In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. Likewise, our statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties, and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise, and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). You can identify forward-looking statements by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates" or "anticipates" or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

- adverse economic or real estate developments in the life science industry or in our target markets, including the inability of our tenants to obtain funding to run their businesses,
- our dependence on significant tenants,
- our failure to obtain necessary outside financing on favorable terms or at all, including the continued availability of our unsecured line of credit,
- general economic conditions, including downturns in the national and local economies,
- volatility in financial and securities markets,
- defaults on or non-renewal of leases by tenants,
- our inability to compete effectively,
- increased interest rates and operating costs,
- our inability to successfully complete real estate acquisitions, developments and dispositions,
- risks and uncertainties affecting property development and construction,
- our failure to successfully operate acquired properties and operations,
- reductions in asset valuations and related impairment charges,
- the loss of services of one or more of our executive officers,
- BioMed Realty Trust, Inc.'s failure to qualify or continue to qualify as a REIT,
- our failure to maintain our investment grade credit ratings with the rating agencies,
- government approvals, actions and initiatives, including the need for compliance with environmental requirements,
- the effects of earthquakes and other natural disasters,

- lack of or insufficient amounts of insurance, and
- changes in real estate, zoning and other laws and increases in real property tax rates.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section below entitled "Item 1A. Risk Factors."

General

We own, acquire, develop, redevelop, lease and manage laboratory and office space for the life science industry. Our tenants primarily include biotechnology and pharmaceutical companies, scientific research institutions, government agencies and other entities involved in the life science industry. Our properties are generally located in markets with well-established reputations as centers for scientific research, including Boston, San Diego, San Francisco, Seattle, Maryland, Pennsylvania and New York/New Jersey. BioMed Realty Trust, Inc., a Maryland corporation, and BioMed Realty, L.P., a Maryland limited partnership, were formed on April 30, 2004 and commenced operations on August 11, 2004, after completing BioMed Realty Trust, Inc.'s initial public offering. BioMed Realty Trust, Inc. operates as a REIT for federal income tax purposes. BioMed Realty, L.P. is the entity through which BioMed Realty Trust, Inc. conducts its business and owns its assets. At December 31, 2010, our portfolio consisted of 85 properties, representing 147 buildings with an aggregate of approximately 12.2 million rentable square feet.

Our senior management team has significant experience in the real estate industry, principally focusing on properties designed for life science tenants. We operate as a fully integrated, self-administered and self-managed REIT, providing property management, leasing, development and administrative services to our properties. As of February 7, 2011, we had 159 employees.

Our principal offices are located at 17190 Bernardo Center Drive, San Diego, California 92128. Our telephone number at that location is (858) 485-9840. Our website is located at www.biomedrealty.com. We make available through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. You can also access on our website our Code of Business Conduct and Ethics, Corporate Governance Guidelines, Audit Committee Charter, Compensation Committee Charter, and Nominating and Corporate Governance Committee Charter.

2010 Highlights

Leasing

During 2010, we executed 52 leasing transactions representing approximately 876,000 square feet, including 35 new leases totaling approximately 463,000 square feet and 17 leases amended to extend their terms, totaling approximately 413,000 square feet. Significant transactions included:

Property	Market	Tenant	Square Feet
New Leases			
301 Binney Street	Boston/Cambridge	Ironwood Pharmaceuticals, Inc.	50,000
Graphics Drive	New York/New Jersey	Cenlar FSB	41,000
Phoenixville Pike	Pennsylvania	Benten Bioservices, Inc.	35,000
6828 Nancy Ridge Drive	San Diego	Integrated DNA Technologies	18,000
Faraday Avenue	San Diego	Isis Pharmaceuticals, Inc.	29,000
Gazelle Court	San Diego	Isis Pharmaceuticals, Inc.	176,000
Bridgeview Technology Park	San Francisco	GenturaDx	25,000
Kaiser Drive	San Francisco	Soraa, Inc.	50,000
Pacific Research Center	San Francisco	Sierra Atlantic, Inc.	15,000
Pacific Research Center	San Francisco	iMany, Inc.	15,000
Pacific Research Center	San Francisco	CCBR-SYNARC, Inc.	50,000
Pacific Research Center	San Francisco	StemCells, Inc.	43,000
Renewals, Amendments or Extensions			
George Patterson Boulevard	Pennsylvania	Rhodia, Inc.	71,500
Phoenixville Pike	Pennsylvania	Cephalon, Inc.	23,000
Bayshore Boulevard	San Francisco	XDx, Inc.	46,000
Bridgeview Technology Park	San Francisco	MedImmune, LLC	24,000

Acquisitions

During 2010, we acquired approximately 1.5 million rentable square feet of laboratory and office space for $608.7 million, which was 94.6% leased at acquisition on a weighted-average basis:

Property	Market	Rentable Square Feet(1)	Investment	Percent Leased at Acquisition
55/65 West Watkins Mill Road	Maryland	82,405	$ 14,385	100.0%
Gazelle Court (2)	San Diego	—	11,623	100.0%
Medical Center Drive	Maryland	217,983	53,000	100.0%
50 West Watkins Mill Road	Maryland	57,410	14,200	100.0%
4775/4785 Executive Drive (3)	San Diego	62,896	27,280	—
Paramount Parkway	University Related-Other	61,603	17,549	100.0%
11388 Sorrento Valley Road	San Diego	35,940	12,420	100.0%
4570 Executive Drive	San Diego	125,219	63,500	100.0%
10240 Science Center Drive	San Diego	49,347	17,750	100.0%
Sorrento West	San Diego	163,799	29,390	94.3%
Sorrento Plaza	San Diego	31,184	9,875	100.0%
Science Center at Oyster Point	San Francisco	204,887	133,250	100.0%
Gateway Business Park (4)	San Francisco	284,013	164,946	100.0%
Patriot Drive	University Related-Other	48,394	8,570	82.0%
Weston Parkway	University Related-Other	30,589	6,100	100.0%
3525 John Hopkins Court	San Diego	48,306	24,900	100.0%
Total / weighted average		1,503,975	$ 608,738	94.6%

(1) Rentable square feet at time of acquisition.

(2) The total estimated cost for this property is $77.5 million upon the completion of construction of an approximately 176,000 square foot building.

(3) Acquisition also included land with development potential of an additional 103,000 square feet.

(4) Acquisition also included development rights to permit development of 1,230,000 square feet on the existing site (including existing square footage).

Financings

Significant financing activity during 2010 included the following:

- Received investment grade corporate credit ratings from two ratings agencies.
- Raised in excess of $950 million in debt and equity capital:
  - Completed a private placement of $180.0 million of 3.75% exchangeable senior notes due 2030.
  - Completed a private placement of $250.0 million of 6.125% unsecured senior notes due 2020.
  - Completed two follow-on public offerings of common stock, raising approximately $508.2 million in net proceeds.
  - Raised approximately $15.4 million in net proceeds from the sale of 951,000 shares of common stock under the company's continuous equity offering program established in September 2009.
- Voluntarily prepaid the $250.0 million previously outstanding under the company's secured term loan.
- Repurchased approximately $26.4 million principal amount of the company's exchangeable senior notes due 2026.

Senior Management

During 2010, we further strengthened the depth of our senior management team with the following announcements:

- February 2010 - We promoted Matthew G. McDevitt to the position of Executive Vice President, Real Estate.
- May 2010 - We promoted Greg N. Lubushkin to the position of Chief Financial Officer.
- September 2010 - We promoted John P. Bonanno to the position of Senior Vice President, Leasing & Development.
- September 2010 - We added Bruce D. Steel as Managing Director, BioMed Ventures.
- October 2010 - We added Anne L. Hoffman as Senior Vice President, Leasing & Development.
- December 2010 - We promoted Jonathan P. Klassen to the position of Vice President, Assistant General Counsel and Secretary.
- December 2010 - We promoted Stephen A. Willey to the position of Vice President, Chief Accounting Officer.

Dividends

During 2010, we declared aggregate dividends on BioMed Realty Trust, Inc.'s common stock of $0.63 per common share and aggregate dividends on BioMed Realty Trust, Inc.'s preferred stock of $1.84376 per preferred share.

Distributions

During 2010, we declared aggregate distributions on BioMed Realty, L.P.'s operating partnership units and long-term incentive plan units (individually referred to as "LTIP units" and collectively with the operating partnership units referred to as "OP units") of $0.63 per OP unit and aggregate distributions on BioMed Realty, L.P.'s preferred units of $1.84376 per preferred unit.

Growth Strategy

Our success and future growth potential are based upon the specialized real estate opportunities within the life science industry. Our growth strategy is designed to meet the sizable demand and specialized requirements of life science tenants by leveraging the knowledge and expertise of a management team focused on serving this large and growing industry.

Our internal growth strategy includes:

- negotiating leases with contractual rental rate increases in order to provide predictable and consistent earnings growth,
- creating strong relationships with our tenants to enable us to identify and capitalize on opportunities to renew or extend existing leases or to provide expansion space,
- redeveloping currently owned non-laboratory space into higher yielding laboratory facilities, and
- developing new laboratory and office space on land we have acquired for development.

Our external growth strategy includes:

- acquiring well-located properties leased to high-quality life science tenants with attractive in-place yields and long-term growth potential,
- investing in properties with leasing opportunities, capitalizing on our industry relationships to enter into new leases, and
- investing in redevelopment and development projects, capitalizing on our development platform that we believe will serve as an additional catalyst for future growth.

Target Markets

Our target markets - Boston, San Diego, San Francisco, Seattle, Maryland, Pennsylvania, New York/New Jersey and research parks near or adjacent to universities - have emerged as the primary hubs for research, development and production in the life science industry. Each of these markets benefits from the presence of mature life science companies, which provide scale and stability to the market, as well as academic and university environments and government entities to contribute innovation, research, personnel and capital to the private sector. In addition, the clustered research environments within these target markets typically provide a high quality of life for the research professionals and a fertile ground for new life science ideas and ventures.

Positive Life Science Industry Trends

We expect continued long-term growth in the life science industry due to several factors:

- the aging of the U.S. population resulting from the transition of baby boomers to senior citizens, which has increased the demand for new drugs and health care treatment alternatives to extend, improve and enhance their quality of life,

- the high level of research and development expenditures, as represented by a Pharmaceutical Research and Manufacturers of America (PhRMA) survey indicating that research and development spending by U.S. pharmaceutical research and biotechnology companies climbed to a record $65.3 billion in 2009, and

- escalating health care costs, which drive the demand for better drugs, less expensive treatments and more services in an attempt to manage such costs.

We are uniquely positioned to benefit from these favorable long-term dynamics through the demand for space for research, development and production by our life science industry tenants.

Experienced Management

We have created and continue to develop a premier life science real estate-oriented management team, dedicated to maximizing current and long-term returns for our stockholders. Alan D. Gold, our company's Chief Executive Officer and Chairman, has acquired, developed, financed, owned, leased or managed in excess of $5.1 billion in life science real estate. Through this experience, our management team has established extensive industry relationships among life science tenants, property owners and real estate brokers. In addition, our experienced independent board members provide management with a broad range of knowledge in real estate, the sciences, life science company operations, and large public company finance and management.

Regulation

General

Our properties are subject to various laws, ordinances and regulations, including regulations relating to common areas. We believe that we have the necessary permits and approvals to operate each of our properties.

Americans with Disabilities Act

Our properties must comply with Title III of the Americans with Disabilities Act, or ADA, to the extent that such properties are "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe that our properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. The tenants are generally responsible for any additional amounts required to conform their construction projects to the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Environmental Matters

Under various federal, state and local environmental laws and regulations, a current or previous owner, operator or tenant of real estate may be required to investigate and remediate releases or threats of releases of hazardous or toxic substances or petroleum products at such property, and may be held liable for property damage, personal injury damages and investigation, clean-up and monitoring costs incurred in connection with the actual or threatened contamination. Such laws typically impose clean-up responsibility and liability without regard to fault, or whether the owner, operator or tenant knew of or caused the presence of the contamination. The liability under such laws may be joint and several for the full amount of the investigation, clean-up and monitoring costs incurred or to be incurred or actions to be undertaken, although a party held jointly and severally liable may obtain contributions from the other identified, solvent, responsible parties of their fair share toward these costs. These costs may be substantial, and can exceed the value of the property. The presence of contamination, or the failure to properly remediate contamination, on a property may adversely affect the ability of the owner, operator or tenant to sell or rent that property or to borrow using such property as collateral, and may adversely impact our investment in that property.

Federal asbestos regulations and certain state laws and regulations require building owners and those exercising control over a building's management to identify and warn, via signs, labels or other notices, of potential hazards posed by the actual or potential presence of asbestos-containing materials, or ACMs, in their building. The regulations also set forth employee training, record-keeping and due diligence requirements pertaining to ACMs and potential ACMs. Significant fines can be assessed for violating these regulations. Building owners and those exercising control over a building's management may be subject to an increased risk of personal injury lawsuits by workers and others exposed to ACMs and potential ACMs as a result of these regulations. The regulations may affect the value of a building containing ACMs and potential ACMs in which we have invested. Federal, state and local laws and regulations also govern the removal, encapsulation, disturbance, handling and/or disposal of ACMs and potential ACMs when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for improper handling or a release to the environment of ACMs and potential ACMs and may provide for fines to, and for third parties to seek recovery from, owners or operators of real properties for personal injury or improper work exposure associated with ACMs and potential ACMs. See "Risk Factors - Risks Related to the Real Estate Industry - We could incur significant costs related to governmental regulation and private litigation over environmental matters involving asbestos-containing materials, which could adversely affect our operations, the value of our properties, and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders" under Item 1A. below.

Federal, state and local environmental laws and regulations also require removing or upgrading certain underground storage tanks and regulate the discharge of storm water, wastewater and other pollutants; the emission of air pollutants; the generation, management and disposal of hazardous or toxic chemicals, substances or wastes; and workplace health and safety. Life science industry tenants, including certain of our tenants, engage in various research and development activities involving the controlled use of hazardous materials, chemicals, biological and radioactive compounds. Some of our tenants, particularly those in the biotechnology, life sciences and technology manufacturing industries, routinely handle hazardous substances and wastes as part of their operations at our properties, including acetonitrile, alcohol, ammonia, argon, batteries, carbon dioxide, chemical solvents, cryogenic gases, dichlorophenol, diesel fuel for emergency generators, fluorine, hydrocarbons, hydrogen, medical waste, methane, naturalyte acid, neon, nitrogen, nitrous oxide, oxygen, radioactive material and tetrahydrofuran. Many of these compounds and materials are used in the experiments, clinical trials, research and development and light manufacturing efforts conducted by our tenants. Although we believe that the tenants' activities involving such materials comply in all material respects with applicable laws and regulations, the risk of contamination or injury from these materials cannot be completely eliminated. In the event of such contamination or injury, we could be held liable for any damages that result, and any such liability could exceed our resources and our environmental remediation insurance coverage. Licensing requirements governing use of radioactive materials by tenants may also restrict the use of or ability to transfer space in buildings we own. See "Risk Factors - Risks Related to the Real Estate Industry - We could incur significant costs related to government regulation and private litigation over environmental matters involving the presence, discharge or threat of discharge of hazardous or toxic substances, which could adversely affect our operations, the value of our properties, and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders" under Item 1A. below.

In addition, our leases generally provide that (1) the tenant is responsible for all environmental liabilities relating to the tenant's operations, (2) we are indemnified for such liabilities and (3) the tenant must comply with all environmental laws and regulations. Such a contractual arrangement, however, does not eliminate our statutory liability or preclude claims against us by governmental authorities or persons who are not parties to such an arrangement. Noncompliance with environmental or health and safety requirements may also result in the need to cease or alter operations at a property, which could affect the financial health of a tenant and its ability to make lease payments. In addition, if there is a violation of such a requirement in connection with a tenant's operations, it is possible that we, as the owner of the property, could be held accountable by governmental authorities (or other injured parties) for such violation and could be required to correct the violation and pay related fines. In certain situations, we have agreed to indemnify tenants for conditions preceding their lease term, or that do not result from their operations.

Prior to closing any property acquisition, we obtain environmental assessments in a manner we believe prudent in order to attempt to identify potential environmental concerns at such properties. These assessments are carried out in accordance with an appropriate level of due diligence and generally include a physical site inspection, a review of relevant federal, state and local environmental and health agency database records, one or more interviews with appropriate site-related personnel, review of the property's chain of title and review of historic aerial photographs and other information on past uses of the property. We may also conduct limited subsurface investigations and test for substances of concern where the results of the first phase of the environmental assessments or other information indicate possible contamination or where our consultants recommend such procedures.

While we may purchase our properties on an "as is" basis, most of our purchase contracts contain an environmental contingency clause, which permits us to reject a property because of any environmental hazard at such property. We receive environmental reports on all prospective properties.

We believe that our properties comply in all material respects with all federal and state regulations regarding hazardous or toxic substances and other environmental matters.

Insurance

We carry comprehensive general liability, fire and extended coverage, terrorism and loss of rental income insurance covering all of our properties under a blanket portfolio policy, with the exception of property insurance on our McKellar Court property in San Diego and 9911 Belward Campus Drive and Shady Grove Road properties in Maryland, which is carried directly by the tenants in accordance with the terms of their respective leases, and builders' risk policies for any projects under construction. In addition, we carry workers' compensation coverage for injury to our employees. We believe the policy specifications and insured limits are adequate given the relative risk of loss, cost of the coverage and standard industry practice. We also carry environmental remediation insurance for our properties. This insurance, subject to certain exclusions and deductibles, covers the cost to remediate environmental damage caused by unintentional future spills or the historic presence of previously undiscovered hazardous substances, as well as third-party bodily injury and property damage claims related to the release of hazardous substances. We intend to carry similar insurance with respect to future acquisitions as appropriate. A substantial portion of our properties are located in areas subject to earthquake loss, such as San Diego and San Francisco, California and Seattle, Washington. Although we presently carry earthquake insurance on our properties, the amount of earthquake insurance coverage we carry may not be sufficient to fully cover losses from earthquakes. In addition, we may discontinue earthquake, terrorism or other insurance, or may elect not to procure such insurance, on some or all of our properties in the future if the cost of the premiums for any of these policies exceeds, in our judgment, the value of the coverage discounted for the risk of loss. See "Risk Factors - Risks Related to the Real Estate Industry - Uninsured and underinsured losses could adversely affect our operating results and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders" under Item 1A. below.

Competition

We face competition from various entities for investment opportunities in properties for life science tenants, including other REITs, such as health care REITs and suburban office property REITs, pension funds, insurance companies, investment funds and companies, partnerships, and developers. Because properties designed for life science tenants typically contain improvements that are specific to tenants operating in the life science industry, we believe that we will be able to maximize returns on investments as a result of:

- our expertise in understanding the real estate needs of life science industry tenants,
- our ability to identify, acquire and develop properties with generic laboratory infrastructure that appeal to a wide range of life science industry tenants, and
- our expertise in identifying and evaluating life science industry tenants.

However, some of our competitors have greater financial resources than we do and may be able to accept more risks, including risks with respect to the creditworthiness of a tenant or the geographic proximity of its investments. In the future, competition from these entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell. Further, as a result of their greater resources, those entities may have more flexibility than we do in their ability to offer rental concessions to attract tenants. These concessions could put pressure on our ability to maintain or raise rents and could adversely affect our ability to attract or retain tenants. Additionally, our ability to compete depends upon, among other factors, trends of the national and local economies, investment alternatives, financial condition and operating results of current and prospective tenants, availability and cost of capital, construction and renovation costs, taxes, governmental regulations, legislation and population trends.

Foreign Operations

We do not engage in any foreign operations or derive any revenue from foreign sources.

Item 1A. ***Risk Factors***

For purposes of this section, the term "stockholders" means the holders of shares of BioMed Realty Trust, Inc.'s common stock and preferred stock and the term "unitholders" means the holders of BioMed Realty, L.P.'s OP units and preferred units.

Risks Related to Our Properties, Our Business and Our Growth Strategy

Because we lease our properties to a limited number of tenants, and to the extent we depend on a limited number of tenants in the future, the inability of any single tenant to make its lease payments could adversely affect our business and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

As of December 31, 2010, we had 160 tenants in 85 total properties. Two of our tenants, Human Genome Sciences and Vertex Pharmaceuticals, represented 12.1% and 8.8%, respectively, of our annualized base rent as of December 31, 2010, and 9.9% and 7.3%, respectively, of our total leased rentable square footage. There can be no assurance that any tenant will be able to make timely rental payments or avoid defaulting under its lease. If a tenant defaults, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment.

Our revenue and cash flow, and consequently our ability to make distributions to BioMed Realty, L.P.'s unitholders and BioMed Realty Trust, Inc.'s stockholders, could be materially adversely affected if any of our significant tenants were to become bankrupt or insolvent, suffer a downturn in their business, curtail or suspend their operations, or fail to renew their leases at all or renew on terms less favorable to us than their current terms.

Life science entities, which comprise the vast majority of our tenant base, face high levels of regulation, expense and uncertainty that may adversely affect their ability to pay us rent and consequently adversely affect our business.

Life science entities comprise the vast majority of our tenant base and, as a result, adverse conditions affecting the life science industry will more adversely affect our business, and thus our ability to make distributions to BioMed Realty, L.P.'s unitholders and BioMed Realty Trust, Inc.'s stockholders, than if our business strategy included a more diverse tenant base. Life science industry tenants, particularly those involved in developing and marketing drugs and drug delivery technologies, fail from time to time as a result of various factors. Many of these factors are particular to the life science industry. For example:

- Our tenants require significant outlays of funds for the research and development and clinical testing of their products and technologies and many of them have a history of recurring losses. The current economic environment has significantly impacted the ability of these companies to access the capital markets, including both equity financing through public offerings and debt financing. The pace of venture capital funding has also declined from previous levels, further restricting access to capital for these companies. In addition, state and federal government budgets have been negatively impacted by the current economic environment and, as a result certain programs, including grants related to biotechnology research and development, may be at risk of being eliminated or cut back significantly. If private investors, the government, public markets or other sources of funding are unavailable to support such development, a tenant's business may fail.

- The research and development, clinical testing, manufacture and marketing of some of our tenants' products require federal, state and foreign regulatory approvals. The approval process is typically long, expensive and uncertain. Even if our tenants have sufficient funds to seek approvals, one or all of their products may fail to obtain the required regulatory approvals on a timely basis or at all. Furthermore, our tenants may only have a small number of products under development. If one product fails to receive the required approvals at any stage of development, it could significantly adversely affect our tenant's entire business and its ability to pay rent.

- Our tenants may be unable to adequately protect their intellectual property under patent, copyright or trade secret laws. Failure to do so could jeopardize their ability to profit from their efforts and to protect their products from competition.

- Collaborative relationships with other life science entities may be crucial to the development, manufacturing, distribution or marketing of our tenants' products. If these other entities fail to fulfill their obligations under these collaborative arrangements, our tenants' businesses will suffer.

- Legislation to reform the U.S. healthcare system may include government intervention in product pricing and other changes that adversely affect reimbursement for our tenants' marketable products. In addition, sales of many of our tenants' marketable products are dependent, in large part, on the availability and extent of reimbursement from government health administration authorities, private health insurers and other organizations. Changes in government regulations, price controls or third-party payors' reimbursement policies may reduce reimbursement for our tenants' marketable products and adversely impact our tenants' businesses.

We cannot assure you that our tenants in the life science industry will be successful in their businesses. If our tenants' businesses are adversely affected, they may default on their obligations to third parties, including their obligations to pay rent or pay for tenant improvements relating to space they lease, which could adversely affect our financial condition, results of operations and cash flow.

The bankruptcy of a tenant may adversely affect the income produced by and the value of our properties.

The bankruptcy or insolvency of a tenant may adversely affect the income produced by our properties. If any tenant becomes a debtor in a case under the Bankruptcy Code, we cannot evict the tenant solely because of the bankruptcy. The bankruptcy court also might authorize the tenant to reject and terminate its lease with us, which would generally result in any unpaid, pre-bankruptcy rent being treated as an unsecured claim. An unsecured claim may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims. In addition, our claim against the tenant for unpaid, future rent would be subject to a statutory cap equal to the greater of (1) one year of rent or (2) 15% of the remaining rent on the lease (not to exceed three years of rent). This cap might be substantially less than the remaining rent actually owed under the lease. Additionally, a bankruptcy court may require us to turn over to the estate all or a portion of any deposits, amounts in escrow, or prepaid rents. Our claim for unpaid, pre-bankruptcy rent, our lease termination damages and claims relating to damages for which we hold deposits or other amounts that we were forced to repay would likely not be paid in full. During the years ended December 31, 2010 and 2009, we incurred $0 and approximately $534,000, respectively, of rental operations expense related to early lease terminations and tenant receivables that were deemed to be uncollectible due to tenants that filed for bankruptcy at the time of lease termination or shortly thereafter.

We may fail to obtain the financial results expected from the properties we acquire, develop or renovate, making them unprofitable or less profitable than we had expected, or operate new properties successfully, which could harm our financial condition and ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

We continue to evaluate the market for available properties and may acquire office, laboratory and other properties when opportunities exist. We also may develop or substantially renovate office and other properties. Acquisition, development and renovation activities are subject to significant risks, including:

- we may spend more time or money than we budget to improve or renovate acquired properties or to develop new properties,
- we may be unable to quickly and efficiently integrate new properties, particularly if we acquire portfolios of properties, into our existing operations,
- market and economic conditions may result in higher than expected vacancy rates and lower than expected rental rates,
- we may face higher operating costs than we anticipated for properties that we acquire, develop or renovate, including insurance premiums, utilities, real estate taxes and costs of complying with changes in governmental regulations,
- we may face higher requirements for capital improvements than we anticipated for properties that we acquire, develop or renovate, particularly in older structures,
- we may fail to retain tenants that have pre-leased our properties under development if we do not complete the construction of these properties in a timely manner or to the tenants' specifications,
- we have a limited history in conducting ground-up construction activities,
- if we develop properties, we may encounter delays or refusals in obtaining all necessary zoning, land use, building, occupancy and other required governmental permits and authorizations,
- acquired and developed properties may have defects we do not discover through our inspection processes, including latent defects that may not reveal themselves until many years after we put a property in service, and
- we may acquire land, properties or entities owning properties, which are subject to liabilities and for which, in the case of unknown liabilities, we may have limited or no recourse.

The realization of any of the above risks could significantly and adversely affect our financial condition, results of operations, cash flow, per share trading price of our securities, ability to satisfy our debt service obligations and ability to pay distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

Because particular upgrades are required for life science tenants, improvements to our properties involve greater expenditures than traditional office space, which costs may not be covered by the rents our tenants pay.

The improvements generally required for our properties' infrastructure are more costly than for other property types. Typical infrastructural improvements include the following:

- reinforced concrete floors,
- upgraded roof structures for greater load capacity,
- increased floor-to-ceiling clear heights,

- heavy-duty HVAC systems,
- enhanced environmental control technology,
- significantly upgraded electrical, gas and plumbing infrastructure, and
- laboratory benchwork.

We cannot assure you that our tenants will pay higher rents on our properties than tenants in traditional office space or that the rents paid will cover the additional costs of upgrading the properties.

Because of the unique and specific improvements required for our life science tenants, we may be required to incur substantial renovation costs to make our properties suitable for other life science tenants or other office tenants, which could adversely affect our operating performance.

We acquire or develop properties that include laboratory space and other features that we believe are generally desirable for life science industry tenants. However, different life science industry tenants may require different features in their properties, depending on each tenant's particular focus within the life science industry. If a current tenant is unable to pay rent and vacates a property, we may incur substantial expenditures to modify the property before we are able to re-lease the space to another life science industry tenant. This could hurt our operating performance and the value of your investment. Also, if the property needs to be renovated to accommodate multiple tenants, we may incur substantial expenditures before we are able to re-lease the space.

Additionally, our properties may not be suitable for lease to traditional office tenants without significant expenditures or renovations. Accordingly, any downturn in the life science industry may have a substantial negative impact on our properties' values.

Our success depends on key personnel with extensive experience dealing with the real estate needs of life science tenants, and the loss of these key personnel could threaten our ability to operate our business successfully.

Our future success depends, to a significant extent, on the continued services of our management team. In particular, we depend on the efforts of Alan D. Gold, our Chairman and Chief Executive Officer, R. Kent Griffin, Jr., our President and Chief Operating Officer, Greg N. Lubushkin, our Chief Financial Officer, Gary A. Kreitzer, our Executive Vice President and General Counsel, and Matthew G. McDevitt, our Executive Vice President, Real Estate. Among the reasons that Messrs. Gold, Griffin, Lubushkin, Kreitzer and McDevitt are important to our success are that they have extensive real estate and finance experience, and strong reputations within the life science industry. Our management team has developed informal relationships through past business dealings with numerous members of the scientific community, life science investors, current and prospective life science industry tenants, and real estate brokers. We expect that their reputations will continue to attract business and investment opportunities before the active marketing of properties and will assist us in negotiations with lenders, existing and potential tenants, and industry personnel. If we lost their services, our relationships with such lenders, existing and prospective tenants, and industry personnel could suffer. We have entered into employment agreements with each of Messrs. Gold, Griffin, Kreitzer and McDevitt, but we cannot guarantee that they will not terminate their employment prior to the end of the term. We do not have an employment agreement with Mr. Lubushkin.

We may not be successful in acquiring and integrating properties that meet our investment criteria, which may impede our growth.

In addition to the 13 properties we acquired in connection with our initial public offering in August 2004, as of December 31, 2010, we had acquired or had acquired an interest in an additional 72 properties (net of property dispositions). We continue to evaluate the market of available properties and may acquire properties when strategic opportunities exist. Changing market conditions, including competition from others, may diminish our opportunities for acquiring a desired property on favorable terms or at all. Even if we enter into agreements for the acquisition of properties, these agreements are subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction. We also may be unable to obtain financing on favorable terms (or at all), including continued access to our unsecured line of credit, which may be necessary or desirable to fund property acquisitions. We may not be able to quickly and efficiently integrate any properties that we acquire into our organization and manage and lease the new properties in a way that allows us to realize the financial returns that we expect. In addition, we may incur unanticipated costs to make necessary improvements or renovations to acquired properties. Furthermore, our efforts to integrate new property acquisitions may divert management's attention away from or cause disruptions to the operations at our existing properties. If we fail to successfully acquire new properties or integrate them into our portfolio, or if newly acquired properties fail to perform as we expect, our results of operations, financial condition and ability to pay distributions could suffer.

The geographic concentration of our properties in Boston, Maryland and California makes our business particularly vulnerable to adverse conditions affecting these markets.

Eighteen of our properties are located in the Boston area. As of December 31, 2010, these properties represented 33.6% of our annualized base rent and 23.6% of our total leased square footage. Eight of our properties are located in Maryland. As of December 31, 2010, these properties represented 15.4% of our annualized base rent and 16.1% of our total leased square footage. In addition, 37 of our properties are located in California, with 24 in San Diego and 13 in San Francisco. As of December 31, 2010, these properties represented 31.3% of our annualized base rent and 35.4% of our total leased square footage. Because of this concentration in three geographic regions, we are particularly vulnerable to adverse conditions affecting Boston, Maryland and California, including general economic conditions, increased competition, a downturn in the local life science industry, real estate conditions, terrorist attacks, earthquakes and wildfires and other natural disasters occurring in these regions. In addition, we cannot assure you that these markets will continue to grow or remain favorable to the life science industry. The performance of the life science industry and the economy in general in these geographic markets may affect occupancy, market rental rates and expenses, and thus may affect our performance and the value of our properties. We are also subject to greater risk of loss from earthquakes or wildfires because of our properties' concentration in California. The close proximity of our 13 properties in San Francisco to a fault line makes them more vulnerable to earthquakes than properties in many other parts of the country. Likewise, the wildfires occurring in the San Diego area, most recently in 2003 and in 2007, may make the 24 properties we own in the San Diego area more vulnerable to fire damage or destruction than properties in many other parts of the country.

Our tax indemnification and debt maintenance obligations require us to make payments if we sell certain properties or repay certain debt, which could limit our operating flexibility.

In our formation transactions, certain of our executive officers, Messrs. Gold, and Kreitzer, and certain other individuals contributed properties to our operating partnership. If we were to dispose of these contributed assets in a taxable transaction, Messrs. Gold, and Kreitzer and the other contributors of those assets would suffer adverse tax consequences. In connection with these contribution transactions, we agreed to indemnify those contributors against such adverse tax consequences for a period of ten years. This indemnification will help those contributors to preserve their tax positions after their contributions. The tax indemnification provisions were not negotiated in an arm's length transaction but were determined by our management team. We have also agreed to use reasonable best efforts consistent with our fiduciary duties to maintain at least $8.0 million of debt, some of which must be property specific, that the contributors can guarantee in order to defer any taxable gain they may incur if our operating partnership repays existing debt. These tax indemnification and debt maintenance obligations may affect the way in which we conduct our business. During the indemnification period, these obligations may impact the timing and circumstances under which we sell the contributed properties or interests in entities holding the properties. For example, these tax indemnification payments could effectively reduce or eliminate any gain we might otherwise realize upon the sale or other disposition of the related properties. Accordingly, even if market conditions might otherwise dictate that it would be desirable to dispose of these properties, the existence of the tax indemnification obligations could result in a decision to retain the properties in our portfolio to avoid having to pay the tax indemnity payments. The existence of the debt maintenance obligations could require us to maintain debt at a higher level than we might otherwise choose. Higher debt levels could adversely affect our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

While we may seek to enter into tax-efficient joint ventures with third-party investors, we currently have no intention of disposing of these properties or interests in entities holding the properties in transactions that would trigger our tax indemnification obligations. The involuntary condemnation of one or more of these properties during the indemnification period could, however, trigger the tax indemnification obligations described above. The tax indemnity would equal the amount of the federal and state income tax liability the contributor would incur with respect to the gain allocated to the contributor. The calculation of the indemnity payment would not be reduced due to the time value of money or the time remaining within the indemnification period. The terms of the contribution agreements also require us to gross up the tax indemnity payment for the amount of income taxes due as a result of the tax indemnity payment. Messrs. Gold, and Kreitzer are potential recipients of these indemnification payments. Because of these potential payments their personal interests may diverge from those of BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

Risks Related to the Real Estate Industry

Our performance and value are subject to risks associated with the ownership and operation of real estate assets and with factors affecting the real estate industry.

Our ability to make expected distributions to BioMed Realty, L.P.'s unitholders and BioMed Realty Trust, Inc.'s stockholders depends on our ability to generate revenues in excess of expenses, our scheduled principal payments on debt and our capital expenditure requirements. Events and conditions that are beyond our control may decrease our cash available for distribution and the value of our properties. These events include:

- local oversupply, increased competition or reduced demand for life science office and laboratory space,
- inability to collect rent from tenants,
- vacancies or our inability to rent space on favorable terms,
- potential changes in U.S. accounting standards regarding leases making leasing of our properties less attractive to tenants,
- increased operating costs, including insurance premiums, utilities and real estate taxes,

- the ongoing need for capital improvements, particularly in older structures,
- unanticipated delays in the completion of our development or redevelopment projects,
- costs of complying with changes in governmental regulations, including usage, zoning, environmental and tax laws,
- the relative illiquidity of real estate investments,
- changing submarket demographics, and
- civil unrest, acts of war and natural disasters, including earthquakes, floods and fires, which may result in uninsured and underinsured losses.

In addition, we could experience a general decline in rents or an increased incidence of defaults under existing leases if any of the following occur:

- the continuation or worsening of the current economic environment,
- future periods of economic slowdown or recession,
- rising interest rates,
- declining demand for real estate, or
- the public perception that any of these events may occur.

Any of these events could adversely affect our financial condition, results of operations, cash flow, per share trading price of BioMed Realty Trust, Inc.'s common stock or preferred stock, ability to satisfy our debt service obligations and ability to pay distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

Illiquidity of real estate investments may make it difficult for us to sell properties in response to market conditions and could harm our financial condition and ability to make distributions.

Equity real estate investments are relatively illiquid and therefore will tend to limit our ability to vary our portfolio promptly in response to changing economic or other conditions. To the extent the properties are not subject to triple-net leases, some significant expenditures such as real estate taxes and maintenance costs are generally not reduced when circumstances cause a reduction in income from the investment. Should these events occur, our income and funds available for distribution could be adversely affected. If any of the parking leases or licenses associated with our Cambridge portfolio were to expire, or if we were unable to assign these leases to a buyer, it would be more difficult for us to sell these properties and would adversely affect our ability to retain current tenants or attract new tenants at these properties. In addition, as a REIT, BioMed Realty Trust, Inc. may be subject to a 100% tax on net income derived from the sale of property considered to be held primarily for sale to customers in the ordinary course of our business. We may seek to avoid this tax by complying with certain safe harbor rules that generally limit the number of properties we may sell in a given year, the aggregate expenditures made on such properties prior to their disposition, and how long we retain such properties before disposing of them. However, we can provide no assurance that we will always be able to comply with these safe harbors. If compliance is possible, the safe harbor rules may restrict our ability to sell assets in the future and achieve liquidity that may be necessary to fund distributions.

Declining real estate valuations and impairment charges could adversely affect our earnings and financial condition.

We review the carrying value of our properties when circumstances, such as adverse market conditions (including conditions resulting from the ongoing challenges facing the U.S. economy), indicate potential impairment may exist. We base our review on an estimate of the future cash flows (excluding interest charges) expected to result from the real estate investment's use and eventual disposition. We consider factors such as future operating income, trends and prospects, as well as the effects of leasing demand, competition and other factors. If our evaluation indicates that we may be unable to recover the carrying value of a real estate investment, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property. These losses have a direct impact on our net income because recording an impairment loss results in an immediate negative adjustment to net income. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. A worsening real estate market may cause us to reevaluate the assumptions used in our impairment analysis. Although we generally plan to own and operate our existing portfolio of properties over the long term, our ability and/or our intent with regard to the operation of our properties may change to dictate an earlier sale date, and an impairment loss may be recognized in connection with such a proposed sale to reduce the property to the lower of the carrying amount or fair-value less costs to sell. Such impairment charges could be material, and could adversely affect our financial condition, results of operations and per share trading price of BioMed Realty Trust, Inc.'s common stock and preferred stock.

We may be unable to renew leases, lease vacant space or re-lease space as leases expire, which could adversely affect our business and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

If we cannot renew leases, we may be unable to re-lease our properties at rates equal to or above the current rate. Even if we can renew leases, tenants may be able to negotiate lower rates as a result of market conditions. Market conditions may also hinder our ability to lease vacant space in newly developed or redeveloped properties. In addition, we may enter into or acquire leases for properties that are specially suited to the needs of a particular tenant. Such properties may require renovations, tenant improvements or other concessions in order to lease them to other tenants if the initial leases terminate. Any of these factors could adversely impact our financial condition, results of operations, cash flow, per share trading price of BioMed Realty Trust, Inc.'s common stock or preferred stock, our ability to satisfy our debt service obligations and our ability to pay distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

Significant competition may decrease or prevent increases in our properties' occupancy and rental rates and may reduce our investment opportunities.

We face competition from various entities for investment opportunities in properties for life science tenants, including other REITs, such as health care REITs and suburban office property REITs, pension funds, insurance companies, investment funds and companies, partnerships, and developers. Many of these entities have substantially greater financial resources than we do and may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of a tenant or the geographic location of its investments. In the future, competition from these entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell. Further, as a result of their greater resources, those entities may have more flexibility than we do in their ability to offer rental concessions to attract tenants. This could put pressure on our ability to maintain or raise rents and could adversely affect our ability to attract or retain tenants. As a result, our financial condition, results of operations, cash flow, per share trading price of BioMed Realty Trust, Inc.'s common stock or preferred stock, ability to satisfy our debt service obligations and ability to pay distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders may be adversely affected.

Uninsured and underinsured losses could adversely affect our operating results and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

We carry comprehensive general liability, fire and extended coverage, terrorism and loss of rental income insurance covering all of our properties under a blanket portfolio policy, with the exception of property insurance on our McKellar Court, 9911 Belward Campus Drive and Shady Grove Road locations, which is carried directly by the tenants in accordance with the terms of their respective leases, and builders' risk policies for any projects under construction. In addition, we carry workers' compensation coverage for injury to our employees. We also carry environmental remediation insurance for our properties. This insurance, subject to certain exclusions and deductibles, covers the cost to remediate environmental damage caused by unintentional future spills or the historic presence of previously undiscovered hazardous substances, as well as third-party bodily injury and property damage claims related to the release of hazardous substances. We intend to carry similar insurance with respect to future acquisitions as appropriate. A substantial portion of our properties are located in areas subject to earthquake loss, such as San Diego and San Francisco, California and Seattle, Washington. Although we presently carry earthquake insurance on our properties, the amount of earthquake insurance coverage we carry may not be sufficient to fully cover losses from earthquakes. In addition, we may discontinue earthquake, terrorism or other insurance, or may elect not to procure such insurance, on some or all of our properties in the future if the cost of the premiums for any of these policies exceeds, in our judgment, the value of the coverage discounted for the risk of loss.

If we experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged.

The financial condition of one or more of these insurance companies could significantly deteriorate to the point that they may be unable to pay future insurance claims. This risk has increased as a result of the current economic environment and ongoing disruptions in the financial markets. The inability of any of these insurance companies to pay future claims under our policies may adversely affect our financial condition and results of operations.

We could incur significant costs related to government regulation and private litigation over environmental matters involving the presence, discharge or threat of discharge of hazardous or toxic substances, which could adversely affect our operations, the value of our properties, and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

Our properties may be subject to environmental liabilities. Under various federal, state and local laws, a current or previous owner, operator or tenant of real estate can face liability for environmental contamination created by the presence, discharge or threat of discharge of hazardous or toxic substances. Liabilities can include the cost to investigate, clean up and monitor the actual or threatened contamination and damages caused by the contamination (or threatened contamination). Environmental laws typically impose such liability on the current owner regardless of:

- the owner's knowledge of the contamination,
- the timing of the contamination,
- the cause of the contamination, or
- the party responsible for the contamination.

The liability under such laws may be strict, joint and several, meaning that we may be liable regardless of whether we knew of, or were responsible for, the presence of the contaminants, and the government entity or private party may seek recovery of the entire amount from us even if there are other responsible parties. Liabilities associated with environmental conditions may be significant and can sometimes exceed the value of the affected property. The presence of hazardous substances on a property may adversely affect our ability to sell or rent that property or to borrow using that property as collateral.

Some of our properties have had contamination in the past that required cleanup. In most cases, we believe the contamination has been effectively remediated, and that any remaining contamination either does not require remediation or that the costs associated with such remediation will not be material to us. However, we cannot guarantee that additional contamination will not be discovered in the future or any identified contamination will not continue to pose a threat to the environment or that we will not have continued liability in connection with such prior contamination. Our Kendall Square properties, in Cambridge, Massachusetts, are located on the site of a former manufactured gas plant. Various remedial actions were performed on these properties, including soil stabilization to control the spread of oil and hazardous materials in the soil. Another of our properties, Elliott Avenue, has known soil contamination beneath a portion of the building located on the property. Based on environmental consultant reports, management does not believe any remediation of the Elliott Avenue property would be required unless major structural changes were made to the building that resulted in the soil becoming exposed. In addition, the remediation of certain environmental conditions at off-site parcels located in Cambridge, Massachusetts, which was an assumed obligation of our joint venture, PREI II LLC, has been substantially completed as of December 31, 2009. We do not expect these matters to materially adversely affect such properties' value or the cash flows related to such properties, but we can provide no assurances to that effect.

Environmental laws also:

- may require the removal or upgrade of underground storage tanks,
- regulate the discharge of storm water, wastewater and other pollutants,
- regulate air pollutant emissions,
- regulate hazardous materials generation, management and disposal, and
- regulate workplace health and safety.

Life science industry tenants, our primary tenant industry focus, frequently use hazardous materials, chemicals, heavy metals, and biological and radioactive compounds. Our tenants' controlled use of these materials subjects us and our tenants to laws that govern using, manufacturing, storing, handling and disposing of such materials and certain byproducts of those materials. We are unaware of any of our existing tenants violating applicable laws and regulations, but we and our tenants cannot completely eliminate the risk of contamination or injury from these materials. If our properties become contaminated, or if a party is injured, we could be held liable for any damages that result. Such liability could exceed our resources and any environmental remediation insurance coverage we have, which could adversely affect our operations, the value of our properties, and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders. Licensing requirements governing use of radioactive materials by tenants may also restrict the use of or ability to transfer space in buildings we own.

We could incur significant costs related to governmental regulation and private litigation over environmental matters involving asbestos-containing materials, which could adversely affect our operations, the value of our properties, and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

Environmental laws also govern the presence, maintenance and removal of asbestos-containing materials, or ACMs, and may impose fines and penalties, including orders prohibiting the use of the affected property by us or our tenants, if we fail to comply with these requirements. Failure to comply with these laws, or even the presence of ACMs, may expose us to third-party liability. Some of our properties contain ACMs, and we could be liable for such fines or penalties, as described above in "Item 1. Business - Regulation - Environmental Matters."

Our properties may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem, which could adversely affect the value of the affected property and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing because exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property. In addition, the presence of significant mold could expose us to liability to our tenants, their or our employees, and others if property damage or health concerns arise.

Compliance with the Americans with Disabilities Act (ADA) and similar laws may require us to make significant unanticipated expenditures.

All of our properties are required to comply with the ADA. The ADA requires that all public accommodations must meet federal requirements related to access and use by disabled persons. Although we believe that our properties substantially comply with present requirements of the ADA, we have not conducted an audit of all of such properties to determine compliance. If one or more properties are not in compliance with the ADA, then we would be required to bring the non-compliant properties into compliance. Compliance with the ADA could require removing access barriers. Non-compliance could result in imposition of fines by the U.S. government or an award of damages and/or attorneys' fees to private litigants, or both. Additional federal, state and local laws also may require us to modify properties or could restrict our ability to renovate properties. Complying with the ADA or other legislation could be very expensive. If we incur substantial costs to comply with such laws, our financial condition, results of operations, cash flow, per share trading price of our common stock or preferred stock, our ability to satisfy our debt service obligations and our ability to pay distributions to BioMed Realty, L.P.'s unitholders and BioMed Realty Trust, Inc.'s stockholders could be adversely affected.

We may incur significant unexpected costs to comply with fire, safety and other regulations, which could adversely impact our financial condition, results of operations, and ability to make distributions.

Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and safety requirements, building codes and land use regulations. Failure to comply with these requirements could subject us to governmental fines or private litigant damage awards. In addition, we do not know whether existing requirements will change or whether future requirements, including any requirements that may emerge from pending or future climate change legislation, will require us to make significant unanticipated expenditures that will adversely impact our financial condition, results of operations, cash flow, the per share trading price of BioMed Realty Trust, Inc.'s common stock or preferred stock, our ability to satisfy our debt service obligations and our ability to pay distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

Risks Related to Our Capital Structure

A downgrade in our investment grade credit rating could materially adversely affect our business and financial condition.

In April 2010, we received investment grade corporate credit ratings from two rating agencies. There can be no assurance that we will be able to maintain our current credit ratings. Any downgrades in terms of ratings or outlook by either or both of the rating agencies could have a material adverse impact on our cost and availability of capital, which could in turn have a material adverse impact on our financial condition, results of operations and liquidity and a material adverse effect on the market price of BioMed Realty Trust, Inc.'s common stock.

Debt obligations expose us to increased risk of property losses and may have adverse consequences on our business operations and our ability to make distributions.

We have used and will continue to use debt to finance property acquisitions. Our use of debt may have adverse consequences, including the following:

- We may not be able to refinance or extend our existing debt. If we cannot repay, refinance or extend our debt at maturity, in addition to our failure to repay our debt, we may be unable to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders at expected levels or at all.

- Even if we are able to refinance or extend our existing debt, the terms of any refinancing or extension may not be as favorable as the terms of our existing debt. If the refinancing involves a higher interest rate, it could adversely affect our cash flow and ability to make distributions to unitholders and stockholders.

- One or more lenders under our $720.0 million unsecured line of credit could refuse to fund their financing commitment to us or could fail, and we may not be able to replace the financing commitment of any such lenders on favorable terms, or at all.

- Required payments of principal and interest may be greater than our cash flow from operations.

- We may be forced to dispose of one or more of our properties, possibly on disadvantageous terms, to make payments on our debt.

- If we default on our debt obligations, the lenders or mortgagees may foreclose on our properties that secure those loans. Further, if we default under a mortgage loan, we will automatically be in default on any other loan that has cross-default provisions, and we may lose the properties securing all of these loans.

- A foreclosure on one of our properties will be treated as a sale of the property for a purchase price equal to the outstanding balance of the secured debt. If the outstanding balance of the secured debt exceeds our tax basis in the property, we would recognize taxable income on foreclosure without realizing any accompanying cash proceeds to pay the tax (or to make distributions based on REIT taxable income).

As of December 31, 2010, we had outstanding mortgage indebtedness of $652.3 million, excluding $5.6 million of debt premium; $19.8 million of outstanding aggregate principal amount of the Notes due 2026, excluding $278,000 of debt discount; $180.0 million of outstanding aggregate principal amount of the Notes due 2030; $250.0 million of outstanding aggregate principal amount of the Notes due 2020, excluding $2.4 million of debt discount; $392.5 million in outstanding borrowings under our $720.0 million unsecured line of credit; and $40.7 million of borrowings under a secured loan and $40.5 million of borrowings under a secured construction loan representing our proportionate share of indebtedness in our unconsolidated partnerships. We expect to incur additional debt in connection with future acquisitions and development. Our organizational documents do not limit the amount or percentage of debt that we may incur. As of December 31, 2010, the principal payments due for our consolidated indebtedness were $424.3 million in 2011, $45.2 million in 2012 and $25.7 million in 2013. In addition, our portion of the principal payments due for our unconsolidated indebtedness relating to our PREI joint ventures was $40.5 million in 2011 and $40.7 million in 2012, after taking into account the effect of extensions signed in January 2011. Given current economic conditions including, but not limited to, the credit crisis and related turmoil in the global financial system, we may be unable to refinance these obligations when due, which may negatively affect our ability to conduct operations.

Disruptions in the financial markets and the downturn of the broader U.S. economy could affect our ability to obtain debt financing on reasonable terms, or at all, and have other adverse effects on us.

In recent years, the U.S. credit markets have experienced significant dislocations and liquidity disruptions. These circumstances have materially impacted liquidity in the debt markets, making financing terms for some borrowers less attractive, and in certain cases have resulted in the unavailability of certain types of debt financing. Uncertainty in the credit markets may negatively impact our ability to access additional debt financing or to refinance existing debt maturities on reasonable terms (or at all), which may negatively affect our ability to conduct operations, make acquisitions and fund current and future development and redevelopment projects. In addition, if the financial position of the lenders under our unsecured line of credit worsened they could default on their obligations to make available to us the funds under that facility. A prolonged downturn in the credit markets may cause us to seek alternative sources of potentially less attractive financing, and may require us to adjust our business plan accordingly. In addition, these factors could make it more difficult for us to sell properties or adversely affect the price we receive for properties that we do sell, as prospective buyers may experience increased costs of debt financing or difficulties in obtaining debt financing. Adverse events in the credit markets could also have an adverse effect on other financial markets in the United States and globally, including the stock markets, which could make it more difficult or costly for us to raise capital through the issuance of common stock, preferred stock or other equity securities.

Reduced access to liquidity could have a negative impact on the U.S. economy, affecting consumer confidence and spending and negatively impacting the volume and pricing of real estate transactions. If there were a downturn in the national economy, the value of our properties, as well as the income we receive from our properties, could be adversely affected.

Disruptions in the financial markets could also have other adverse effects on us or the economy generally, which could adversely affect our ability to service our debt obligations and our ability to pay distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

We have and may continue to engage in hedging transactions, which can limit our gains and increase exposure to losses.

We have and may continue to enter into hedging transactions to protect us from the effects of interest rate fluctuations on floating rate debt. Our hedging transactions may include entering into interest rate swap agreements or interest rate cap or floor agreements, or other interest rate exchange contracts. Hedging activities may not have the desired beneficial impact on our results of operations or financial condition. No hedging activity can completely insulate us from the risks associated with changes in interest rates. Moreover, interest rate hedging could fail to protect us or adversely affect us because, among other things:

- Available interest rate hedging may not correspond directly with the interest rate risk for which we seek protection.
- The duration or the amount of the hedge may not match the duration or amount of the related liability.
- The party owing money in the hedging transaction may default on its obligation to pay.
- The credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction.
- The value of derivatives used for hedging may be adjusted from time to time in accordance with accounting rules to reflect changes in fair-value. Downward adjustments, or "mark-to-market losses," would reduce our stockholders' equity.

Hedging involves risk and typically involves costs, including transaction costs, that may reduce our overall returns on our investments. These costs increase as the period covered by the hedging increases and during periods of rising and volatile interest rates. These costs will also limit the amount of cash available for distribution to stockholders. We generally intend to hedge as much of the interest rate risk as management determines is in our best interests given the cost of such hedging transactions. The REIT qualification rules may limit our ability to enter into hedging transactions by requiring us to limit our income from hedges. If we are unable to hedge effectively because of the REIT rules, we will face greater interest rate exposure than may be commercially prudent.

As of December 31, 2010, we had two interest rate swaps with an aggregate notional amount of $150.0 million that expire in August 2011, under which, at each monthly settlement date, we either (1) receive the difference between a fixed interest rate (the "Strike Rate") and one-month LIBOR if the Strike Rate is less than LIBOR or (2) pay such difference if the Strike Rate is greater than LIBOR.

For further detail regarding our interest rate swaps, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

The terms governing our unsecured line of credit and the Notes due 2020 include restrictive covenants relating to our operations, which could limit our ability to respond to changing market conditions and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

The terms of our unsecured line of credit impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. For example, we are subject to a maximum leverage ratio requirement (as defined) during the term of the loan, which could reduce our ability to incur additional debt and consequently reduce our ability to pay distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders. The terms of our unsecured line of credit also contain limitations on our ability to make distributions to BioMed Realty Trust, Inc.'s stockholders in excess of those required to maintain BioMed Realty Trust, Inc.'s REIT status. Specifically, the terms of our unsecured line of credit limit distributions to 95% of funds from operations, but not less than the minimum necessary to enable us to meet BioMed Realty Trust, Inc.'s REIT income distribution requirements. In addition, the terms of our unsecured line of credit contain covenants that, among other things, limit our ability to further mortgage our properties or reduce insurance coverage, and that require us to maintain specified levels of net worth. The indenture governing the Notes due 2020 also contains financial and operating covenants that, among other things, restrict our ability to take specific actions, even if we believe them to be in our best interest, including restrictions on our ability to (1) consummate a merger, consolidation or sale of all or substantially all of our assets and (2) incur additional secured and unsecured indebtedness.

The covenants relating to our unsecured line of credit and the Notes due 2020 may adversely affect our flexibility and our ability to achieve our operating plans. Our ability to comply with these covenants and other provisions relating to our credit agreement and the Notes due 2020 may be affected by changes in our operating and financial performance, changes in general business and economic conditions, adverse regulatory developments or other events adversely impacting us. The breach of any of these covenants could result in a default under our indebtedness, which could cause those and other obligations to become due and payable. If any of our indebtedness is accelerated, we may not be able to repay it, pursue our business plan or make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

If we fail to obtain external sources of capital, which is outside of our control, we may be unable to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders, maintain our REIT qualification, or fund growth.

In order to maintain BioMed Realty Trust, Inc.'s qualification as a REIT and to avoid incurring a nondeductible excise tax, we are required, among other things, to distribute annually at least 90% of BioMed Realty Trust, Inc.'s REIT taxable income, excluding any net capital gain. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of BioMed Realty Trust, Inc.'s net taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we rely on third-party sources to fund our capital needs. We may not be able to obtain financings on favorable terms or at all. Our access to third-party sources of capital depends, in part, on:

- general market conditions,
- the market's perception of our growth potential,
- with respect to acquisition financing, the market's perception of the value of the properties to be acquired,
- our current debt levels,
- our current and expected future earnings,
- our cash flow and cash distributions, and
- the market price per share of our common stock or preferred stock.

Our inability to obtain capital from third-party sources will adversely affect our business and limit our growth. Without sufficient capital, we may not be able to acquire or develop properties when strategic opportunities exist, satisfy our debt service obligations or make the cash distributions to BioMed Realty Trust, Inc.'s stockholders necessary to maintain our qualification as a REIT. For distributions with respect to the taxable years ending on or before December 31, 2011, recent Internal Revenue Service, or IRS, guidance allows BioMed Realty Trust, Inc. to satisfy up to 90% of BioMed Realty Trust, Inc.'s distribution requirements through the distribution of shares of BioMed Realty Trust, Inc.'s common stock, provided certain conditions are met.

Increases in interest rates could increase the amount of our debt payments, adversely affecting our ability to service our debt obligations and pay distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

Interest we pay could reduce cash available for payments with respect to distributions. Additionally, if we incur variable rate debt, including borrowings under our $720.0 million unsecured line of credit, to the extent not adequately hedged, increases in interest rates would increase our interest costs. These increased interest costs would reduce our cash flows and our ability to make payments with respect to distributions to BioMed Realty, L.P.'s unitholders and BioMed Realty Trust, Inc.'s stockholders. In addition, if we need to repay existing debt during a period of rising interest rates, we could be required to liquidate one or more of our investments in properties at times that may not permit realization of the maximum return on such investments.

Risks Related to Our Organizational Structure

BioMed Realty Trust, Inc.'s charter and Maryland law contain provisions that may delay, defer or prevent a change of control transaction and may prevent stockholders from receiving a premium for their shares.

BioMed Realty Trust, Inc.'s charter, including the articles supplementary with respect to its preferred stock, contains ownership limits that may delay, defer or prevent a change of control transaction. BioMed Realty Trust, Inc's charter, with certain exceptions, authorizes BioMed Realty Trust, Inc.'s directors to take such actions as are necessary and desirable to preserve its qualification as a REIT. Unless exempted by its board of directors, no person may own more than 9.8% of the value of BioMed Realty Trust, Inc.'s outstanding shares of capital stock or more than 9.8% in value or number (whichever is more restrictive) of the outstanding shares of its common stock or Series A preferred stock. The board may not grant such an exemption to a person whose ownership in excess of 9.8% of BioMed Realty Trust, Inc.'s outstanding shares would result in BioMed Realty Trust, Inc.'s failure to qualify as a REIT. These restrictions on transferability and ownership will not apply if BioMed Realty Trust, Inc.'s board of directors determines that it is no longer in BioMed Realty Trust, Inc.'s best interests to qualify as a REIT. The ownership limit may delay or impede a transaction or a change of control that might involve a premium price for BioMed Realty Trust, Inc.'s common stock or otherwise be in the best interests of its stockholders.

BioMed Realty Trust, Inc. could authorize and issue stock without stockholder approval that may delay, defer or prevent a change of control transaction. BioMed Realty Trust, Inc.'s charter authorizes it to issue additional authorized but unissued shares of its common stock or preferred stock. In addition, BioMed Realty Trust, Inc.'s board of directors may classify or reclassify any unissued shares of BioMed Realty Trust, Inc.'s common stock or preferred stock and may set the preferences, rights and other terms of the classified or reclassified shares. The board may also, without stockholder approval, amend BioMed Realty Trust, Inc.'s charter to increase or decrease the authorized number of shares of BioMed Realty Trust, Inc.'s common stock or preferred stock that it may issue. The board of directors could establish a class or series of common stock or preferred stock that could, depending on the terms of such class or series, delay, defer or prevent a transaction or a change of control that might involve a premium price for BioMed Realty Trust, Inc.'s common stock or otherwise be in the best interests of its stockholders.

Certain provisions of Maryland law could delay, defer or prevent a change of control transaction. Certain provisions of the Maryland General Corporation Law, or the MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control. In some cases, such an acquisition or change of control could provide BioMed Realty Trust, Inc.'s stockholders with the opportunity to realize a premium over the then-prevailing market price of their shares. These MGCL provisions include:

- "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" or an affiliate of an interested stockholder for certain periods. An "interested stockholder" is generally any person who beneficially owns 10% or more of the voting power of BioMed Realty Trust, Inc.'s outstanding voting shares or an affiliate or associate of ours who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of BioMed Realty Trust, Inc.'s then outstanding stock. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. Business combinations with an interested stockholder are prohibited for five years after the most recent date on which the stockholder becomes an interested stockholder. After that period, the MGCL imposes two super-majority voting requirements on such business combinations, and

- "control share" provisions that provide that holders of "control shares" of BioMed Realty Trust, Inc. acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter (excluding interested shares). "Control shares" are voting shares that, when aggregated with all other shares owned by the stockholder or in respect of which the stockholder is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors. A "control share acquisition" is the direct or indirect acquisition of ownership or control of "control shares."

In the case of the business combination provisions of the MGCL, we opted out by resolution of BioMed Realty Trust, Inc.'s board of directors with respect to any business combination between us and any person provided such business combination is first approved by BioMed Realty Trust, Inc.'s board of directors (including a majority of directors who are not affiliates or associates of such person). In the case of the control share provisions of the MGCL, we opted out pursuant to a provision in BioMed Realty Trust, Inc.'s bylaws. However, BioMed Realty Trust, Inc.'s board of directors may by resolution elect to opt in to the business combination provisions of the MGCL. Further, we may opt in to the control share provisions of the MGCL in the future by amending BioMed Realty Trust, Inc.'s bylaws, which BioMed Realty Trust, Inc.'s board of directors can do without stockholder approval.

The partnership agreement of BioMed Realty, L.P., Maryland law, and BioMed Realty Trust, Inc.'s charter and bylaws also contain other provisions that may delay, defer or prevent a transaction or a change of control that might involve a premium price for BioMed Realty Trust, Inc.'s common stock or otherwise be in the best interest of BioMed Realty Trust, Inc.'s stockholders.

BioMed Realty Trust, Inc.'s board of directors may amend our investing and financing policies in a manner that could increase the risk we default under our debt obligations or that could harm our business and results of operations.

BioMed Realty Trust, Inc.'s board of directors has adopted a policy of targeting our indebtedness at approximately 50% of our total asset book value. However, our organizational documents do not limit the amount or percentage of debt that we may incur, nor do they limit the types of properties we may acquire or develop. BioMed Realty Trust, Inc.'s board of directors may alter or eliminate our current policy on borrowing or investing at any time without stockholder approval. Changes in our strategy or in our investment or leverage policies could expose us to greater credit risk and interest rate risk and could also result in a more leveraged balance sheet. These factors could result in an increase in our debt service and could adversely affect our cash flow and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders. Higher leverage also increases the risk we could default on our debt.

We may invest in properties with other entities, and our lack of sole decision-making authority or reliance on a co-venturer's financial condition could make these joint venture investments risky.

We have in the past and may continue in the future to co-invest with third parties through partnerships, joint ventures or other entities. We may acquire non-controlling interests or share responsibility for managing the affairs of a property, partnership, joint venture or other entity. In such events, we would not be in a position to exercise sole decision-making authority regarding the property or entity. Investments in entities may, under certain circumstances, involve risks not present were a third party not involved. These risks include the possibility that partners or co-venturers:

- might become bankrupt or fail to fund their share of required capital contributions,
- may have economic or other business interests or goals that are inconsistent with our business interests or goals, and
- may be in a position to take actions contrary to our policies or objectives.

Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers if:

- we structure a joint venture or conduct business in a manner that is deemed to be a general partnership with a third party, in which case we could be liable for the acts of that third party,
- third-party managers incur debt or other liabilities on behalf of a joint venture which the joint venture is unable to pay, and the joint venture agreement provides for capital calls, in which case we could be liable to make contributions as set forth in any such joint venture agreement, or
- we agree to cross-default provisions or to cross-collateralize our properties with the properties in a joint venture, in which case we could face liability if there is a default relating to those properties in the joint venture or the obligations relating to those properties.

We have investments in joint ventures with PREI, which were formed in the second quarter of 2007. While we, as managing member, are authorized to carry out the day-to-day management of the business and affairs of the PREI joint ventures, PREI's prior written consent is required for certain decisions, including decisions relating to financing, budgeting and the sale or pledge of interests in the properties owned by the PREI joint ventures.

In addition, each of the PREI operating agreements includes a put/call option whereby either member can cause the limited liability company to sell certain properties in which it holds leasehold interests to us at any time after the fifth anniversary and before the seventh anniversary of the acquisition date. The put/call option may be exercised at a time we do not deem favorable for financial or other reasons, including the availability of cash at such time and the impact of tax consequences resulting from any sale.

Risks Related to BioMed Realty Trust, Inc.'s REIT Status

BioMed Realty Trust, Inc.'s failure to qualify as a REIT under the Code would result in significant adverse tax consequences to us and would adversely affect our business.

We believe that we have operated and intend to continue operating in a manner intended to allow BioMed Realty Trust, Inc. to qualify as a REIT for federal income tax purposes under the Internal Revenue Code of 1986, as amended, or the Code. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The fact that we hold substantially all of our assets through our operating partnership further complicates the application of the REIT requirements. Even a seemingly minor technical or inadvertent mistake could jeopardize BioMed Realty Trust, Inc.'s REIT status. BioMed Realty Trust, Inc.'s REIT status depends upon various factual matters and circumstances that may not be entirely within our control. For example, in order for BioMed Realty Trust, Inc. to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources, and we must satisfy a number of requirements regarding the composition of our assets. Also, BioMed Realty Trust, Inc. must make distributions to stockholders aggregating annually at least 90% of BioMed Realty Trust, Inc.'s REIT taxable income, excluding capital gains. In addition, new legislation, regulations, administrative interpretations or court decisions, each of which could have retroactive effect, may make it more difficult or impossible for BioMed Realty Trust, Inc. to qualify as a REIT, or could reduce the desirability of an investment in a REIT relative to other investments. We have not requested and do not plan to request a ruling from the IRS that BioMed Realty Trust, Inc. qualifies as a REIT, and the statements in this report are not binding on the IRS or any court. Accordingly, we cannot be certain that BioMed Realty Trust, Inc. has qualified or will continue to qualify as a REIT.

If BioMed Realty Trust, Inc. fails to qualify as a REIT in any taxable year, we will face serious adverse tax consequences that would substantially reduce the funds available to make payments of principal and interest on the debt securities we issue and for distribution to BioMed Realty Trust, Inc.'s stockholders. If BioMed Realty Trust, Inc. fails to qualify as a REIT:

- we would not be allowed to deduct distributions to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates,
- we could also be subject to the federal alternative minimum tax and possibly increased state and local taxes, and
- unless we are entitled to relief under applicable statutory provisions, BioMed Realty Trust, Inc. could not elect to be taxed as a REIT for four taxable years following the year in which BioMed Realty Trust, Inc. was disqualified.

In addition, if BioMed Realty Trust, Inc. fails to qualify as a REIT, we will not be required to make distributions to stockholders; however, all distributions to BioMed Realty Trust, Inc.'s stockholders would be subject to tax as qualifying corporate dividends to the extent of our current and accumulated earnings and profits. As a result of all these factors, BioMed Realty Trust, Inc.'s failure to qualify as a REIT could impair our ability to expand our business and raise capital and would adversely affect the value of BioMed Realty Trust, Inc.'s common stock and preferred stock.

To maintain BioMed Realty Trust, Inc.'s REIT status, we may be forced to borrow funds during unfavorable market conditions to make distributions to BioMed Realty Trust, Inc.'s stockholders.

For BioMed Realty Trust, Inc. to qualify as a REIT, we generally must distribute to BioMed Realty Trust, Inc.'s stockholders at least 90% of our REIT taxable income each year, determined by excluding any net capital gain, and we will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our REIT taxable income each year. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. For distributions with respect to taxable years ending on or before December 31, 2011, recent IRS guidance allows us to satisfy up to 90% of these requirements through the distribution of shares of BioMed Realty Trust, Inc.'s common stock, provided certain conditions are met. To maintain BioMed Realty Trust, Inc.'s REIT status and avoid the payment of income and excise taxes we may need to borrow funds to meet the REIT distribution requirements. These borrowing needs could result from:

- differences in timing between the actual receipt of cash and inclusion of income for federal income tax purposes,
- the effect of non-deductible capital expenditures,
- the creation of reserves, or
- required debt or amortization payments.

We may need to borrow funds at times when the then-prevailing market conditions are not favorable for borrowing. These borrowings could increase our costs or reduce our equity and adversely affect the value of BioMed Realty Trust, Inc.'s common stock or preferred stock.

To maintain BioMed Realty Trust, Inc.'s REIT status, we may be forced to forego otherwise attractive opportunities.

For BioMed Realty Trust, Inc. to qualify as a REIT, we must satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to BioMed Realty Trust, Inc.'s stockholders and the ownership of BioMed Realty Trust, Inc.'s stock. We may be required to make distributions to BioMed Realty Trust, Inc.'s stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Risks Related to the Ownership of BioMed Realty Trust, Inc. Stock

The market price and trading volume of BioMed Realty Trust, Inc.'s common stock may be volatile.

The market price of BioMed Realty Trust, Inc.'s common stock has recently been, and may continue to be, volatile. In addition, the trading volume in BioMed Realty Trust, Inc.'s common stock may fluctuate and cause significant price variations to occur. We cannot assure you that the market price of BioMed Realty Trust, Inc.'s common stock will not fluctuate or decline significantly in the future.

Some of the factors that could negatively affect BioMed Realty Trust, Inc.'s share price or result in fluctuations in the price or trading volume of BioMed Realty Trust, Inc.'s common stock include:

- actual or anticipated variations in our quarterly operating results or distributions,
- changes in our funds from operations or earnings estimates,
- publication of research reports about us or the real estate industry,
- increases in market interest rates that lead purchasers of BioMed Realty Trust, Inc.'s shares to demand a higher yield,
- changes in market valuations of similar companies,
- adverse market reaction to any additional debt we incur or acquisitions we make in the future,
- additions or departures of key management personnel,
- actions by institutional stockholders,
- speculation in the press or investment community,
- the realization of any of the other risk factors presented in this report, and
- general market and economic conditions.

Broad market fluctuations could negatively impact the market price of BioMed Realty Trust, Inc.'s common stock or preferred stock.

The stock market has recently experienced extreme price and volume fluctuations that have affected the market price of many companies in industries similar or related to ours and that have been unrelated to these companies' operating performance. These broad market fluctuations could reduce the market price of BioMed Realty Trust, Inc.'s common stock or preferred stock. Furthermore, our operating results and prospects may be below the expectations of public market analysts and investors or may be lower than those of companies with comparable market capitalizations. Either of these factors could lead to a material decline in the market price of BioMed Realty Trust, Inc.'s common stock or preferred stock.

Market interest rates may have an adverse effect on the market price of BioMed Realty Trust, Inc.'s securities.

One of the factors that will influence the price of BioMed Realty Trust, Inc.'s common stock and preferred stock will be the dividend yield on such stock (as a percentage of the price of the stock) relative to market interest rates. An increase in market interest rates may lead prospective purchasers of BioMed Realty Trust, Inc.'s common stock or Series A preferred stock to expect a higher dividend yield, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of BioMed Realty Trust, Inc.'s common stock and Series A preferred stock to fall.

Our distributions to unitholders and stockholders may decline at any time.

We may not continue our current level of distributions to unitholders and stockholders. BioMed Realty Trust, Inc.'s board of directors will determine future distributions based on a number of factors, including:

- cash available for distribution,
- operating results,
- our financial condition, especially in relation to our anticipated future capital needs,
- then current expansion plans,
- the distribution requirements for REITs under the Code, and
- other factors our board deems relevant.

In April 2009, in an effort to maintain financial flexibility in light of the current capital markets environment, we reset our annual dividend rate on shares of BioMed Realty Trust, Inc.'s common stock and the annual distribution rate on BioMed Realty, L.P.'s OP units to $0.44 per share or unit, starting in the second quarter of 2009. We subsequently increased these rates to $0.56 per share or unit, starting in the fourth quarter of 2009, to $0.60 per share or unit, starting in the second quarter of 2010, and to $0.68 per share or unit, starting in the third quarter of 2010. The decision to declare and pay dividends on shares of BioMed Realty Trust, Inc.'s common stock or distributions to BioMed Realty, L.P.'s OP units in the future, as well as the timing, amount and composition of any such future dividends, will be at the sole discretion of BioMed Realty Trust, Inc.'s board of directors in light of conditions then existing, including our earnings, financial condition, capital requirements, debt maturities, the availability of debt and equity capital, applicable REIT and legal restrictions and the general overall economic conditions and other factors. Any change in our dividend policy could have a material adverse effect on the market price of BioMed Realty Trust, Inc.'s common stock.

The number of shares of BioMed Realty Trust, Inc.'s common stock available for future sale could adversely affect the market price of BioMed Realty Trust, Inc.'s common stock.

We cannot predict whether future issuances of shares of BioMed Realty Trust, Inc.'s common stock or the availability of shares for resale in the open market will decrease the market price per share of BioMed Realty Trust, Inc.'s common stock. As of December 31, 2010, 131,046,509 shares of BioMed Realty Trust, Inc.'s common stock were issued and outstanding, as well as BioMed Realty L.P.'s operating partnership units and LTIP units which may be exchanged for 2,593,538 and 407,712 shares of BioMed Realty Trust, Inc.'s common stock, respectively, based on the number of shares of common stock, operating partnership units and LTIP units outstanding as of December 31, 2010. In addition, as of December 31, 2010, we had reserved an additional 2,509,809 shares of common stock for future issuance under our incentive award plan, 534,107 shares potentially issuable upon exchange of the Notes due 2026 (based on the exchange rate as of December 31, 2010), and 9,914,076 shares potentially issuable upon exchange of the Notes due 2030 (based on the exchange rate as of December 31, 2010). Sales of substantial amounts of shares of BioMed Realty Trust, Inc.'s common stock in the public market, or upon exchange of operating partnership units, LTIP units, the Notes due 2026 or the Notes due 2030, or the perception that such sales might occur, could adversely affect the market price of BioMed Realty Trust, Inc.'s common stock.

Furthermore, under the rules adopted by the Securities and Exchange Commission in December 2005 regarding registration and offering procedures, if we meet the definition of a "well-known seasoned issuer" under Rule 405 of the Securities Act, we are permitted to file an automatic shelf registration statement that will be immediately effective upon filing. On September 4, 2009, we filed such an automatic shelf registration statement, as amended, which may permit us, from time to time, to offer and sell debt securities, common stock, preferred stock, warrants and other securities to the extent necessary or advisable to meet our liquidity needs.

Any of the following could have an adverse effect on the market price of BioMed Realty Trust, Inc.'s common stock:

- the exchange of operating partnership units, LTIP units, the Notes due 2026 or the Notes due 2030,
- additional grants of LTIP units, restricted stock or other securities to our directors, executive officers and other employees under our incentive award plan,
- additional issuances of preferred stock with liquidation or distribution preferences, and
- other issuances of BioMed Realty Trust, Inc.'s common stock.

Additionally, the existence of operating partnership units, LTIP units, the Notes due 2026 or the Notes due 2030 and shares of BioMed Realty Trust, Inc.'s common stock reserved for issuance upon exchange of operating partnership units, LTIP units, the Notes due 2026 or the Notes due 2030 and under our incentive award plan may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. In addition, future sales of shares of BioMed Realty Trust, Inc.'s common stock may be dilutive to existing stockholders.

From time to time we also may issue shares of BioMed Realty Trust, Inc.'s common stock or BioMed Realty, L.P. operating partnership units in connection with property, portfolio or business acquisitions. We may grant additional demand or piggyback registration rights in connection with these issuances. Sales of substantial amounts of BioMed Realty Trust, Inc.'s common stock, or the perception that these sales could occur, may adversely affect the prevailing market price of BioMed Realty Trust, Inc.'s common stock or may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Existing Portfolio

At December 31, 2010, our portfolio consisted of 85 properties, representing 147 buildings with an aggregate of approximately 12.2 million rentable square feet.

The following reflects the classification of our properties between stabilized (operating properties in which more than 90% of the rentable square footage is under lease), lease up (operating properties in which less than 90% of the rentable square footage is under lease), long-term lease up (our Pacific Research Center property), development (properties that are currently under development through ground up construction), redevelopment properties (properties that are currently being prepared for their intended use), pre-development (development properties that are engaged in activities related to planning, entitlement, or other preparations for future construction) and development potential (representing management's estimates of rentable square footage if development of these properties was undertaken) at December 31, 2010:

	Consolidated Portfolio			Unconsolidated Partnership Portfolio			Total Portfolio		
	Properties	Rentable Square Feet	Percent Leased	Properties	Rentable Square Feet	Percent Leased	Properties	Rentable Square Feet	Percent Leased
Stabilized	53	6,518,536	98.6%	4	72,863	100.0%	57	6,591,399	98.6%
Lease up	22	2,998,293	65.0%	3	881,695	44.1%	25	3,879,988	60.2%
Current operating portfolio	75	9,516,829	88.0%	7	954,558	48.3%	82	10,471,387	84.4%
Long-term lease up	1	1,389,517	24.0%	—	—	n/a	1	1,389,517	24.0%
Total operating portfolio	76	10,906,346	79.9%	7	954,558	48.3%	83	11,860,904	77.3%
Development	1	176,000	100.0%	—	—	n/a	1	176,000	100.0%
Redevelopment	—	—	n/a	—	—	n/a	—	—	n/a
Pre-development	1	152,145	—	—	—	n/a	1	152,145	—
Total property portfolio	78	11,234,491	79.1%	7	954,558	48.3%	85	12,189,049	76.7%
Development potential		2,626,000						2,626,000	
Total portfolio		13,860,491						14,815,049	

Our total portfolio by market at December 31, 2010 was as follows:

		Current (1)			Expiration (2)		
Market	Leased Square Feet	Annualized Base Rent (in thousands)	Percent of Annualized Base Rent	Annualized Base Rent per Leased Sq Ft	Annualized Base Rent (in thousands)	Percent of Annualized Base Rent	Annualized Base Rent per Leased Sq Ft
Boston (3)	2,201,857	$ 118,915	33.6%	$ 54.01	$ 128,303	30.4%	$ 58.27
San Francisco	1,596,534	56,166	15.8%	35.18	70,260	16.6%	44.01
San Diego (3)	1,713,821	54,925	15.5%	32.05	69,793	16.5%	40.72
Maryland	1,502,766	54,402	15.4%	36.20	70,858	16.8%	47.15
New York / New Jersey	1,060,042	35,512	10.0%	33.50	44,387	10.5%	41.87
Pennsylvania	710,005	15,707	4.4%	22.12	17,213	4.1%	24.24
Seattle	180,136	7,711	2.2%	42.81	9,160	2.2%	50.85
University Related - Other	381,390	11,068	3.1%	29.02	12,128	2.9%	31.80
Total Portfolio / Weighted Average	9,346,551	$ 354,406	100.0%	$ 37.92	$ 422,102	100.0%	$ 45.16

(1) In this and other tables, annualized current base rent is the monthly contractual rent under existing leases at December 31, 2010, or if rent has not yet commenced, the first monthly rent amount that will be due at rent commencement, multiplied by 12 months.

(2) Annualized base rent at expiration is the monthly contractual rent as of date of expiration of the applicable lease (not including any extension option(s)), multiplied by 12 months.

(3) We are a member of the unconsolidated limited liability companies that own a portfolio of properties in Cambridge, Massachusetts, and we are entitled to approximately 20% of the operating cash flows. We also own the general partnership interest in the unconsolidated limited partnership that owns the McKellar Court property, which entitles us to 75% of the gains upon a sale of the property and 22% of the operating cash flows.

Properties we owned, or had an ownership interest in, at December 31, 2010 were as follows:

Property	Rentable Square Feet	Percent Leased
Boston		
Albany Street	75,003	100.0%
Center for Life Science | Boston	704,159	91.1%
Charles Street	47,912	100.0%
Coolidge Avenue	37,400	34.7%
21 Erie Street	48,627	100.0%
40 Erie Street	100,854	100.0%
47 Erie Street Parking Structure	447 Stalls	n/a
Fresh Pond Research Park	90,702	56.8%
675 West Kendall Street (Kendall A)	302,919	98.7%
500 Kendall Street (Kendall D)	349,325	98.5%
Sidney Street	191,904	100.0%
Vassar Street	52,520	0.0%
San Francisco		
Ardentech Court	55,588	100.0%
Ardenwood Venture (1)	72,500	38.1%
Bayshore Boulevard	183,344	100.0%
Bridgeview Technology Park I	201,567	62.1%
Bridgeview Technology Park II	50,400	50.0%
Dumbarton Circle	44,000	100.0%
Eccles Avenue (2)	152,145	0.0%
Forbes Boulevard	237,984	50.0%
Industrial Road	171,965	83.8%
Gateway Business Park	284,013	100.0%
Kaiser Drive	87,953	56.8%
Pacific Research Center	1,389,517	24.0%
Science Center at Oyster Point	204,887	100.0%
Maryland		
Beckley Street	77,225	100.0%
9911 Belward Campus Drive	289,912	100.0%
9920 Belward Campus Drive	51,181	100.0%
Medical Center Drive	217,983	100.0%
Shady Grove Road	635,058	100.0%
Tributary Street	91,592	100.0%
50 West Watkins Mill Road	57,410	100.0%
55 / 65 West Watkins Mill Road	82,405	100.0%
San Diego		
Balboa Avenue	35,344	100.0%
Bernardo Center Drive	61,286	100.0%
4570 Executive Drive	125,219	100.0%
4775 / 4785 Executive Drive	62,896	0.0%
Faraday Avenue	28,704	100.0%
Gazelle Court(3)	176,000	100.0%
3525 John Hopkins Court	48,306	100.0%
3545-3575 John Hopkins Court	72,192	29.7%
6114-6154 Nancy Ridge Drive	196,557	100.0%
6828 Nancy Ridge Drive	42,138	100.0%
Pacific Center Boulevard	66,745	100.0%
Road to the Cure	67,998	79.6%
San Diego Science Center	105,364	75.7%
10240 Science Center Drive	49,347	100.0%
10255 Science Center Drive	53,740	100.0%
Sorrento Valley Boulevard	54,924	100.0%
11388 Sorrento Valley Road	35,940	100.0%
Sorrento Plaza	31,184	100.0%
Sorrento West	163,799	91.1%
Torreyana Road	81,204	100.0%

Property	Rentable Square Feet	Percent Leased
9865 Towne Centre Drive	94,866	100.0%
9885 Towne Centre Drive	104,870	100.0%
Waples Street	50,055	100.0%
New York/New Jersey		
Graphics Drive	72,300	89.8%
Landmark at Eastview	743,550	85.3%
Landmark at Eastview II	360,520	100.0%
One Research Way	49,421	0.0%
Pennsylvania		
Eisenhower Road	27,750	59.7%
George Patterson Boulevard	71,500	100.0%
King of Prussia	427,109	87.7%
Phoenixville Pike	104,400	95.7%
Spring Mill Drive	76,561	100.0%
900 Uniqema Boulevard (4)	11,293	100.0%
1000 Uniqema Boulevard (4)	59,821	100.0%
Seattle		
Elliott Avenue	154,341	0.0%
500 Fairview Avenue	22,213	100.0%
530 Fairview Avenue	96,188	66.8%
Monte Villa Parkway	51,000	100.0%
217th Place	67,799	62.9%
University Related - Other		
Lucent Drive (5)	21,500	100.0%
Paramount Parkway(6)	61,603	100.0%
Patriot Drive(7)	48,394	82.0%
Trade Centre Avenue (8)	78,023	100.0%
Walnut Street (9)	149,984	100.0%
Weston Parkway(10)	30,589	100.0%
Total Consolidated Portfolio/Weighted-Average	11,234,491	79.1%
Unconsolidated Portfolio:		
McKellar Court (11)	72,863	100.0%
320 Bent Street (12)	184,405	78.8%
301 Binney Street (12)	417,290	58.3%
301 Binney Garage (12)	503 Stalls	n/a
650 E. Kendall Street (Kendall B) (12)	280,000	0.0%
350 E. Kendall Street Garage (Kendall F) (12)	1,409 Stalls	n/a
Kendall Crossing Apartments (12)	37 Apts.	n/a
Total Portfolio/Weighted-Average	12,189,049	76.7%

(1) We own an 87.5% membership interest in the limited liability company that owns this property.

(2) The property was under pre-development at December 31, 2010.

(3) The property was under development at December 31, 2010.

(4) Located in New Castle, Delaware.

(5) Located in Lebanon, New Hampshire.

(6) Located in Morrisville, North Carolina.

(7) Located in Durham, North Carolina.

(8) Located in Longmont, Colorado.

(9) Located in Boulder, Colorado.

(10) Located in Cary, North Carolina.

(11) We own the general partnership interest in the limited partnership that owns the McKellar Court property, which entitles us to 75% of the extraordinary cash flows after repayment of the partners' capital contributions and 22% of the operating cash flows. The property is located in San Diego, California.

(12) We are a member of the limited liability companies that own a portfolio of properties in Cambridge, Massachusetts, which entitles us to approximately 20% of the operating cash flows.

Tenant Information

As of December 31, 2010, our consolidated and unconsolidated properties were leased to 160 tenants, and 87% of our annualized base rent was derived from tenants that were research institutions or public companies or their subsidiaries. The following is a summary of our ten largest tenants based on percentage of our annualized base rent as of December 31, 2010:

Tenant	Leased Square Feet	Annualized Base Rent Current (1)	Annualized Base Rent per Leased Square Foot Current	Percent of Annualized Base Rent - Current Total Portfolio	Lease Expiration Date(s)
		(In thousands)			
Human Genome Sciences, Inc.	924,970	$ 42,756	$ 46.22	12.1%	June 2026
Vertex Pharmaceuticals Incorporated (2)	685,286	31,167	45.48	8.8%	Multiple
Elan Pharmaceuticals, Inc. (3)	419,628	26,121	62.25	7.4%	Multiple
Beth Israel Deaconess Medical Center, Inc.	362,364	25,543	70.49	7.2%	July 2023
Regeneron Pharmaceuticals, Inc.(4)	564,547	22,818	40.42	6.4%	Multiple
Genzyme Corporation	343,000	15,464	45.08	4.4%	August 2018
Merck & Co., Inc. (5)	214,946	10,003	46.54	2.8%	Multiple
Children's Hospital Corporation	150,215	9,151	60.92	2.6%	May 2023
Ironwood Pharmaceuticals, Inc. (6)	163,646	8,787	53.70	2.5%	February 2016
Centocor Ortho Biotech, Inc. (Johnson & Johnson)	374,387	8,490	22.68	2.4%	April 2014
Total / Weighted Average (7)	4,202,989	$ 200,300	$ 47.66	56.6%	

(1) Based on current annualized base rent. Current annualized base rent is the monthly contractual rent as of the current quarter ended, or if rent has not yet commenced, the first monthly rent payment due at each rent commencement date, multiplied by twelve months.

(2) 20,608 square feet expires May 2012, 81,204 square feet expires October 2013, 292,758 square feet expires January 2016, and 290,716 square feet expires May 2018.

(3) 5,198 square feet expires January 2011, 138,963 square feet expires December 2012, 15,482 square feet expires January 2013, 55,098 square feet expires December 2014, 115,888 square feet expires April 2024, and 88,999 square feet expires February 2025.

(4) 16,725 square feet expires March 2011, 6,568 square feet expires August 2011, and 541,254 square feet expires July 2024.

(5) We own 20% of the limited liability company that owns 320 Bent, a property at which this tenant leases 145,304 square feet. This tenant also guarantees rent on 39,053 square feet leased at Landmark at Eastview and 30,589 square feet leased at Weston Parkway. 39,053 square feet expires July 2012, 30,589 square feet expires January 2014 and 145,304 square feet expires September 2016.

(6) We own 20% of the limited liability company that owns 301 Binney, at which this tenant leases 163,646 square feet.

(7) Without regard to any early lease terminations and/or renewal options.

Lease Terms

Our leases are typically structured for terms of five to 15 years, with extension options, and include a fixed rental rate with scheduled annual escalations. From time to time, we offer rent concessions to new tenants, including periods of free rent or contractual rent discounted from prevailing market rates. Any decision to offer a rent concession, however, is made on a case-by-case basis after taking into account factors such as anticipated lease terms, general and local market conditions, local practices and tenant characteristics. Approximately 98.8% of current annualized base rent at December 31, 2010 was earned from triple-net leases. Triple-net leases are those in which tenants pay not only base rent, but also some or all real estate taxes and operating expenses of the leased property. Current annualized base rent is the monthly contractual rent as of the current quarter ended, or if rent has not yet commenced, the first monthly rent payment due at each rent commencement date, multiplied by twelve months. Tenants typically reimburse us for the full direct cost, without regard to a base year or expense stop, for use of lighting, heating and air conditioning, and certain capital improvements necessary to maintain the property in its original condition. We are generally responsible for structural repairs.

Item 3. ***Legal Proceedings***

Although we are involved in legal proceedings arising in the ordinary course of business, we are not currently a party to any legal proceedings nor is any legal proceeding threatened against us that we believe would have a material adverse effect on our financial position, results of operations or liquidity.

Item 4. ***(Removed and Reserved)***

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities (BioMed Realty Trust, Inc.)***

BioMed Realty Trust, Inc.'s common stock has been listed on the New York Stock Exchange, or NYSE, under the symbol "BMR" since August 6, 2004. On February 7, 2011, the reported closing sale price per share for BioMed Realty Trust, Inc.'s common stock on the NYSE was $18.20 and there were approximately 240 holders of record. The following table sets forth, for the periods indicated, the high, low and last sale prices in dollars on the NYSE for our common stock and the distributions we declared per share.

Period	High	Low	Last	Cash Dividend per Common Share
First Quarter 2009	$ 13.52	$ 6.02	$ 6.77	$ 0.335
Second Quarter 2009	$ 12.21	$ 6.47	$ 10.23	$ 0.110
Third Quarter 2009	$ 15.31	$ 9.16	$ 13.80	$ 0.110
Fourth Quarter 2009	$ 16.59	$ 12.62	$ 15.78	$ 0.140
First Quarter 2010	$ 17.88	$ 13.36	$ 16.54	$ 0.140
Second Quarter 2010	$ 19.50	$ 15.04	$ 16.09	$ 0.150
Third Quarter 2010	$ 19.25	$ 14.79	$ 17.92	$ 0.170
Fourth Quarter 2010	$ 19.50	$ 16.64	$ 18.65	$ 0.170

Information about our equity compensation plans is incorporated by reference in Item 12 of Part III of this annual report on Form 10-K.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities (BioMed Realty, L.P.)

There is no established public trading market for BioMed Realty, L.P.'s OP units. As of February 7, 2011, there were 19 holders of record of BioMed Realty, L.P.'s OP units, including BioMed Realty Trust, Inc. The following table sets forth, for the periods indicated, the distributions we declared with respect to BioMed Realty, L.P.'s OP units for the periods indicated.

Period	Cash Distribution per Unit
First Quarter 2009	$ 0.335
Second Quarter 2009	$ 0.110
Third Quarter 2009	$ 0.110
Fourth Quarter 2009	$ 0.140
First Quarter 2010	$ 0.140
Second Quarter 2010	$ 0.150
Third Quarter 2010	$ 0.170
Fourth Quarter 2010	$ 0.170

As of December 31, 2010, there were 133,640,047 operating partnership units and 407,712 LTIP units outstanding, and (1) there were no operating partnership units subject to outstanding options or warrants to purchase, (2) there were no securities convertible into BioMed Realty, L.P.'s operating partnership units and (3) there were no operating partnership units that have been, or are proposed to be, publicly offered by us. As of December 31, 2010, there were 101,669,117 operating partnership units which could be sold pursuant to Rule 144 under the Securities Act, subject to other restrictions on transfer in the securities laws or in BioMed Realty, L.P.'s partnership agreement. Currently, pursuant to the terms of BioMed Realty, L.P.'s partnership agreement, any transfer of OP units by the limited partners, except to us, as general partner, to an affiliate of the transferring limited partner, to other original limited partners, to immediate family members of the transferring limited partner, to a trust for the benefit of a charitable beneficiary, or to a lending institution as collateral for a bona fide loan, subject to specified limitations, will be subject to a right of first refusal by us and must be made only to "accredited investors" as defined under Rule 501 of the Securities Act.

We intend to continue to declare quarterly distributions on BioMed Realty, L.P.'s OP units and BioMed Realty Trust, Inc.'s common stock. The actual amount and timing of future distributions will be at the discretion of BioMed Realty Trust, Inc.'s board of directors and will depend upon our financial condition in addition to the requirements of the Code, and no assurance can be given as to the amounts or timing of future distributions. In addition, our credit facility limits our ability to pay distributions to BioMed Realty, L.P.'s unitholders and BioMed Realty Trust, Inc.'s common stockholders. The limitation is based on 95% of funds from operations, but not less than the minimum necessary to enable us to meet our REIT income distribution requirements. We do not anticipate that our ability to pay distributions will be impaired by the terms of our credit facility, or the indenture governing the Notes due 2020. However, there can be no assurances in that regard.

Sales of Unregistered Equity Securities

During 2010, BioMed Realty, L.P. issued operating partnership units in private placements in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, in the amounts and for the consideration set forth below:

During the year ended December 31, 2010, BioMed Realty Trust, Inc. issued, net of forfeitures, an aggregate of 544,930 shares of its common stock in connection with restricted stock awards under its incentive award plan for no cash consideration. For each share of common stock issued by BioMed Realty Trust, Inc. in connection with such an award, BioMed Realty, L.P. issued a restricted operating partnership unit to BioMed Realty Trust, Inc. During the year ended December 31, 2010, BioMed Realty, L.P. issued, net of forfeitures, an aggregate of 544,930 restricted operating partnership units to BioMed Realty Trust, Inc., as required by BioMed Realty, L.P.'s partnership agreement.

On September 28, 2010, BioMed Realty Trust, Inc. sold 17,250,000 shares of its common stock, including the exercise in full of the underwriters' over-allotment option with respect to 2,250,000 shares, to Wells Fargo Securities, LLC, Raymond James & Associates, Inc., Morgan Stanley & Co. Incorporated and UBS Securities LLC, as representatives of the several underwriters. BioMed Realty Trust, Inc. contributed the net proceeds from this offering of approximately $289.5 million, after deducting the underwriters' discount and commissions and estimated offering expenses, to BioMed Realty, L.P. in exchange for 17,250,000 operating partnership units. The shares of common stock were offered and sold under a prospectus supplement and related prospectus filed with the SEC pursuant to BioMed Realty Trust, Inc.'s shelf registration statement on Form S-3 (File No. 333-161751).

On April 19, 2010, BioMed Realty Trust, Inc. sold 13,225,000 shares of its common stock, including the exercise in full of the underwriters' over-allotment option with respect to 1,725,000 shares, to Raymond James & Associates, Inc., Morgan Stanley & Co. Incorporated, UBS Securities LLC, Wells Fargo Securities, LLC and KeyBanc Capital Markets Inc., as representatives of the several underwriters. BioMed Realty Trust, Inc. contributed the net proceeds from this offering of approximately $218.8 million, after deducting the underwriters' discount and commissions and estimated offering expenses, to BioMed Realty, L.P. in exchange for 13,225,000 operating partnership units. The shares of common stock were offered and sold under a prospectus supplement and related prospectus filed with the SEC pursuant to BioMed Realty Trust, Inc.'s shelf registration statement on Form S-3 (File No. 333-161751).

On September 4, 2009, BioMed Realty Trust, Inc. entered into equity distribution agreements with each of Raymond James & Associates, Inc., UBS Securities LLC and Wells Fargo Securities, LLC, under which it may offer and sell shares of its common stock having an aggregate offering price of up to $120.0 million over time. During the year ended December 31, 2010, BioMed Realty Trust, Inc. issued an aggregate of 951,000 shares under the equity distribution agreements. BioMed Realty Trust, Inc. contributed the net proceeds from this program of approximately $15.4 million, after deducting the underwriters' discount and commissions and offering expenses, to BioMed Realty, L.P. in exchange for 951,000 operating partnership units. The shares of common stock were offered and sold under a prospectus supplement and related prospectus filed with the SEC pursuant to BioMed Realty Trust, Inc.'s shelf registration statement on Form S-3 (File No. 333-161751).

Stock Performance Graph

The following graph shows a comparison from December 31, 2005 to December 31, 2010 of cumulative total shareholder return, calculated on a dividend reinvested basis, for BioMed Realty Trust, Inc., the S&P 500 Stock Index, or the S&P 500, and the National Association of Real Estate Investment Trusts, Inc. Equity REIT Total Return Index, or the Industry Index, which includes all tax-qualified equity REITs listed on the NYSE. The graph assumes $100 was invested in each of BioMed Realty Trust, Inc.'s common stock, the S&P 500 and the Industry Index on December 31, 2005. Data points on the graph are annual. Note that historic stock price performance is not necessarily indicative of future stock price performance.


Total Return Performance
Index Value
160
140
120
100
80
60
40
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
BioMed Realty Trust, Inc.
S&P 500
NAREIT All Equity REIT Index

Source: SNL Financial LC

Item 6. *Selected Financial Data*

The following sets forth selected consolidated financial and operating information which is derived from our audited consolidated financial statements. The following data should be read in conjunction with our consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 of this report.

BIOMED REALTY TRUST, INC.
(Dollars in thousands, except share data)

	Years Ended December 31,				
	2010	2009	2008	2007	2006
Statements of Income:					
Revenues:					
Total revenues	$ 386,437	$ 361,166	$ 301,973	$ 266,109	$ 218,735
Expenses:					
Rental operations and real estate taxes	112,438	104,824	84,729	71,142	60,999
Depreciation and amortization	115,355	109,620	84,227	72,202	65,063
General and administrative	25,901	22,455	22,659	21,474	17,992
Acquisition related expenses	3,053	464	175	396	93
Total expenses	256,747	237,363	191,790	165,214	144,147
Income from operations	129,690	123,803	110,183	100,895	74,588
Equity in net (loss)/income of unconsolidated partnerships	(1,645)	(2,390)	(1,200)	(893)	83
Interest income	172	308	485	990	1,102
Interest expense	(86,245)	(64,998)	(41,172)	(28,786)	(40,945)
(Loss)/gain on derivative instruments	(453)	203	(19,948)	—	—
(Loss)/gain on extinguishment of debt	(2,205)	3,264	14,783	—	—
Income from continuing operations	39,314	60,190	63,131	72,206	34,828
Income from discontinued operations before gain on sale of assets	—	—	—	639	1,542
Gain on sale of real estate assets	—	—	—	1,087	—
Income from discontinued operations	—	—	—	1,726	1,542
Net income	39,314	60,190	63,131	73,932	36,370
Net income attributable to noncontrolling interests	(498)	(1,468)	(2,077)	(2,531)	(1,610)
Net income attributable to the Company	38,816	58,722	61,054	71,401	34,760
Preferred stock dividends	(16,963)	(16,963)	(16,963)	(16,868)	—
Net income available to common stockholders	$ 21,853	$ 41,759	$ 44,091	$ 54,533	$ 34,760
Income from continuing operations per share available to common stockholders:					
Basic earnings per share	$ 0.19	$ 0.45	$ 0.61	$ 0.81	$ 0.59
Diluted earnings per share	$ 0.19	$ 0.45	$ 0.61	$ 0.80	$ 0.59
Net income per share available to common stockholders:					
Basic earnings per share	$ 0.19	$ 0.45	$ 0.61	$ 0.83	$ 0.61
Diluted earnings per share	$ 0.19	$ 0.45	$ 0.61	$ 0.83	$ 0.61
Weighted-average common shares outstanding:					
Basic	112,698,704	91,011,123	71,684,244	65,303,204	55,928,975
Diluted	115,718,199	91,851,002	75,408,153	68,738,694	58,886,694
Cash dividends declared per common share	$ 0.63	$ 0.70	$ 1.34	$ 1.24	$ 1.16
Cash dividends declared per preferred share	$ 1.84	$ 1.84	$ 1.84	$ 1.83	—
Balance Sheet Data (at period end):					
Investments in real estate, net	$ 3,536,114	$ 2,971,767	$ 2,960,429	$ 2,807,599	$ 2,457,721
Total assets	3,959,754	3,283,274	3,229,314	3,058,631	2,692,572
Total indebtedness	1,497,465	1,361,805	1,341,099	1,489,585	1,329,588
Total liabilities	1,646,858	1,459,342	1,591,365	1,641,850	1,444,843
Total equity	2,312,896	1,823,932	1,637,949	1,416,781	1,247,729
Other Data:					
Cash flows from/(used in):					
Operating activities	161,895	144,128	115,046	114,965	101,588
Investing activities	(710,986)	(156,666)	(218,661)	(409,301)	(1,339,463)
Financing activities	550,636	11,038	111,558	282,151	1,243,227

2010 Annual Report to Stockholders

BIOMED REALTY, L.P.
(Dollars in thousands, except share data)

	Years Ended December 31,				
	2010	2009	2008	2007	2006
Statements of Income:					
Revenues:					
Total revenues	$ 386,437	$ 361,166	$ 301,973	$ 266,109	$ 218,735
Expenses:					
Rental operations and real estate taxes	112,438	104,824	84,729	71,142	60,999
Depreciation and amortization	115,355	109,620	84,227	72,202	65,063
General and administrative	25,901	22,455	22,659	21,474	17,992
Acquisition related expenses	3,053	464	175	396	93
Total expenses	256,747	237,363	191,790	165,214	144,147
Income from operations	129,690	123,803	110,183	100,895	74,588
Equity in net (loss)/income of unconsolidated partnerships	(1,645)	(2,390)	(1,200)	(893)	83
Interest income	172	308	485	990	1,102
Interest expense	(86,245)	(64,998)	(41,172)	(28,786)	(40,945)
(Loss)/gain on derivative instruments	(453)	203	(19,948)	—	—
(Loss)/gain on extinguishment of debt	(2,205)	3,264	14,783	—	—
Income from continuing operations	39,314	60,190	63,131	72,206	34,828
Income from discontinued operations before gain on sale of assets	—	—	—	639	1,542
Gain on sale of real estate assets	—	—	—	1,087	—
Income from discontinued operations	—	—	—	1,726	1,542
Net income	39,314	60,190	63,131	73,932	36,370
Net income attributable to noncontrolling interests	48	64	9	(45)	137
Net income attributable to the operating partnership	39,362	60,254	63,140	73,887	36,507
Preferred unit dividends	(16,963)	(16,963)	(16,963)	(16,868)	—
Net income available to the operating partnership	$ 22,399	$ 43,291	$ 46,177	$ 57,019	$ 36,507
Income from continuing operations attributable to unitholders:					
Basic earnings per unit	$ 0.19	$ 0.45	$ 0.61	$ 0.80	$ 0.59
Diluted earnings per unit	$ 0.19	$ 0.45	$ 0.61	$ 0.80	$ 0.59
Net income per unit attributable to unitholders:					
Basic earnings per unit	$ 0.19	$ 0.45	$ 0.61	$ 0.83	$ 0.61
Diluted earnings per unit	$ 0.19	$ 0.45	$ 0.61	$ 0.83	$ 0.61
Weighted-average units outstanding:					
Basic	115,572,569	94,005,382	74,753,230	68,219,557	58,792,539
Diluted	115,572,569	94,005,382	75,408,153	68,738,694	58,886,694
Cash distributions declared per unit	$ 0.63	$ 0.70	$ 1.34	$ 1.24	$ 1.16
Cash distributions declared per preferred unit	$ 1.84	$ 1.84	$ 1.84	$ 1.83	—
Balance Sheet Data (at period end):					
Investments in real estate, net	$ 3,536,114	$ 2,971,767	$ 2,960,429	$ 2,807,599	$ 2,457,721
Total assets	3,959,754	3,283,274	3,229,314	3,058,631	2,692,572
Total indebtedness	1,497,465	1,361,805	1,341,099	1,489,585	1,329,588
Total liabilities	1,646,858	1,459,342	1,591,365	1,641,850	1,444,843
Total capital	2,312,896	1,823,932	1,637,949	1,416,781	1,247,729
Other Data:					
Cash flows from/(used in):					
Operating activities	161,895	144,128	115,046	114,965	101,588
Investing activities	(710,986)	(156,666)	(218,661)	(409,301)	(1,339,463)
Financing activities	550,636	11,038	111,558	282,151	1,243,227

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report. We make statements in this section that are forward-looking statements within the meaning of the federal securities laws. For a complete discussion of forward-looking statements, see the section above entitled "Item 1. Business - Forward-Looking Statements." Certain risk factors may cause our actual results, performance or achievements to differ materially from those expressed or implied by the following discussion. For a discussion of such risk factors, see the section above entitled "Item 1A. Risk Factors."

Overview

As used herein, the terms "we," "us," "our" or the "Company" refer to BioMed Realty Trust, Inc., a Maryland corporation, and any of our subsidiaries, including BioMed Realty, L.P., a Maryland limited partnership of which BioMed Realty Trust, Inc. is the parent company and general partner, which may be referred to herein as the "operating partnership." BioMed Realty Trust, Inc. conducts its business and owns its assets through the operating partnership and operates as a fully integrated, self-administered and self-managed REIT. The operating partnership is focused on acquiring, developing, owning, leasing and managing laboratory and office space for the life science industry. Our tenants primarily include biotechnology and pharmaceutical companies, scientific research institutions, government agencies and other entities involved in the life science industry. Our properties are generally located in markets with well-established reputations as centers for scientific research, including Boston, San Diego, San Francisco, Seattle, Maryland, Pennsylvania and New York/New Jersey.

We were formed on April 30, 2004 and completed BioMed Realty Trust, Inc.'s initial public offering on August 11, 2004.

At December 31, 2010, we owned or had interests in a portfolio of 85 properties, representing 147 buildings with an aggregate of approximately 12.2 million rentable square feet.

Factors Which May Influence Future Operations

Our long-term corporate strategy is to continue to focus on acquiring, developing, owning, leasing and managing laboratory and office space for the life science industry. As of December 31, 2010, our current operating portfolio (which includes both the consolidated portfolio and unconsolidated partnership portfolio) was 84.4% leased to 154 tenants. As of December 31, 2009, our current operating portfolio was 87.4% leased to 117 tenants. The decrease in the overall leasing percentage reflects an increase in the rentable square footage in our current operating portfolio due to acquisitions and the delivery of development and redevelopment properties during the year ended December 31, 2010. Our current operating portfolio increased by approximately 1.9 million rentable square feet, or 22.6%, and total leased square footage increased by approximately 1.5 million square feet, or 19.5%, during the same period.

Leases representing approximately 3.8% of our leased square footage expire during 2011 and leases representing approximately 6.7% of our leased square footage expire during 2012. Our leasing strategy for 2011 focuses on leasing currently vacant space, negotiating renewals for leases scheduled to expire during the year, and identifying new tenants or existing tenants seeking additional space to occupy the spaces for which we are unable to negotiate such renewals. We may proceed with additional new developments and acquisitions, as real estate and capital market conditions permit.

As a direct result of the recent economic recession, we believe that the fair-values of some of our properties may have declined below their respective carrying values. However, to the extent that a property has a substantial remaining estimated useful life and management does not believe that the property will be disposed of prior to the end of its useful life, it would be unusual for undiscounted cash flows to be insufficient to recover the property's carrying value. We presently have the ability and intent to continue to own and operate our existing portfolio of properties and expected undiscounted future cash flows from the operation of the properties are expected to be sufficient to recover the carrying value of each property. Accordingly, we do not believe that the carrying value of any of our properties is impaired. If our ability and/or our intent with regard to the operation of our properties otherwise dictate an earlier sale date, an impairment loss may be recognized to reduce the property to the lower of the carrying amount or fair-value less costs to sell, and such loss could be material.

Redevelopment/Development Properties

We are actively engaged in the redevelopment and development of certain properties in our portfolio. We believe that these activities will ultimately result in a return on our additional investment once the redevelopment and development activities have been completed and the properties are leased. However, redevelopment and development activities involve inherent risks and assumptions relating to our ability to fully lease the properties. Our objective is that these properties will be fully leased upon completion of the construction activities. However, our ability to fully lease the properties may be adversely affected by changing market conditions, including periods of economic slowdown or recession, rising interest rates, declining demand for life science office and laboratory space, local oversupply of real estate assets, or competition from others, which may diminish our opportunities for leasing the property on favorable terms or at all. In addition, we may fail to retain tenants that have leased our properties, or may face significant monetary penalties, if we do not complete the construction of these properties in a timely manner or to the tenants' specifications. Further, our competitors with greater resources may have more flexibility than we do in their ability to offer rental concessions to attract tenants to their properties, which could put pressure on our ability to attract tenants at rental rates that will provide an expected return on our additional investment in these properties. As a result, we may be unable to fully lease some of our redevelopment/development properties in a timely manner upon the completion of major construction activities.

We also rely on external sources of debt and equity funding to provide capital for our redevelopment and development projects. Although we believe that we currently have sufficient borrowing capacity and will be able to obtain additional funding as necessary, we may be unable to obtain financing on reasonable terms (or at all) or we may be forced to seek alternative sources of potentially less attractive financing, which may require us to adjust our business and construction plans accordingly. Further, we may spend more time or money than anticipated to redevelop or develop our properties due to delays or refusals in obtaining all necessary zoning, land use, building, occupancy and other required governmental permits and authorizations or other unanticipated delays in the construction.

The following summarizes our consolidated properties under development at December 31, 2010:

Property	Current Rentable Square Feet	Percent Leased	Estimated In-Service Date(1)
Pre-development (2)			
Eccles Avenue	152,145	0.0%	N/A
Development			
Gazelle Court	176,000	100.0%	Q1 2012
Total/Weighted-Average	328,145	53.6%	

(1) Our estimate of the time in which development will be substantially complete. We estimate that the projects will be substantially complete and held available for their intended use upon the completion of tenant improvements, but no later than one year from the cessation of major construction activities. We currently estimate that we will invest up to an additional $45.1 million before the development of these properties is substantially complete.

(2) Pre-development includes development properties that are engaged in activities related to planning, entitlement, or other preparations for future construction.

Lease Expirations

The following is a summary of lease expirations over the next ten calendar years for leases in place at December 31, 2010. This table assumes that none of the tenants exercise renewal options or early termination rights, if any, at or prior to the scheduled expirations:

Year of Lease Expiration	Leased Square Feet	Percent of Leased Square Feet	Annualized Base Rent Current (In thousands)	Percent of Annualized Base Rent Current	Annualized Base Rent per Leased Square Foot Current
Month-to-month	44,154	0.5%	$ 682	0.2%	$ 15.45
2011	348,487	3.8%	8,256	2.3%	23.69
2012	629,170	6.7%	22,830	6.4%	36.29
2013	646,852	6.9%	16,223	4.6%	25.08
2014	797,021	8.5%	22,368	6.3%	28.06
2015	330,103	3.5%	9,745	2.7%	29.52
2016	1,167,445	12.5%	45,407	12.8%	38.89
2017	118,045	1.3%	3,587	1.0%	30.39
2018	1,117,326	12.0%	50,537	14.3%	45.23
2019	270,150	2.9%	7,692	2.2%	28.47
2020	537,250	5.7%	19,297	5.4%	35.92
Thereafter	3,340,548	35.7%	147,782	41.8%	44.24
Total Portfolio / Weighted Average	9,346,551	100.0%	$ 354,406	100.0%	$ 37.92

The success of our leasing and development strategy will be dependent upon the general economic conditions and more specifically real estate market conditions and life science industry trends in the United States and in our target markets of Boston, San Diego, San Francisco, Seattle, Maryland, Pennsylvania, New York/New Jersey and research parks near or adjacent to universities. We cannot give any assurance that leases will be renewed or that available space will be released at rental rates equal to or above the current contractual rental rates or at all.

Critical Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to use judgment in the application of accounting policies, including making estimates and assumptions. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied resulting in a different presentation of our financial statements. On an ongoing basis, we evaluate our estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. Below is a discussion of accounting policies that we consider critical in that they address the most material parts of our financial statements, require complex judgment in their application or require estimates about matters that are inherently uncertain.

Investments in Real Estate

Investments in real estate are carried at depreciated cost. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	Remaining useful life, not to exceed 40 years
Ground lease	Term of the related lease
Tenant improvements	Shorter of the useful lives or the terms of the related leases
Furniture, fixtures, and equipment	3 to 5 years
Acquired in-place leases	Non-cancelable term of the related lease
Acquired management agreements	Non-cancelable term of the related agreement

Our estimates of useful lives have a direct impact on our net income. If expected useful lives of our investments in real estate were shortened, we would depreciate the assets over a shorter time period, resulting in an increase to depreciation expense and a corresponding decrease to net income on an annual basis.

Management must make significant assumptions in determining the value of assets and liabilities acquired. The use of different assumptions in the allocation of the purchase cost of the acquired properties could affect the timing of recognition of the related revenue and expenses. The fair-value of tangible assets of an acquired property (which includes land, buildings and improvements) is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land, buildings and improvements based on management's determination of the relative fair-value of these assets. Factors considered by us in performing these analyses include an estimate of the carrying costs during the expected lease-up periods, current market conditions, and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses, and estimates of lost rental revenue during the expected lease-up periods based on current market demand.

The aggregate value of other acquired intangible assets consisting of acquired in-place leases and acquired management agreements are recorded based on a variety of considerations including, but not necessarily limited to: (1) the value associated with avoiding the cost of originating the acquired in-place leases (i.e. the market cost to execute a lease, including leasing commissions and legal fees, if any); (2) the value associated with lost revenue related to tenant reimbursable operating costs estimated to be incurred during the assumed lease-up period (i.e. real estate taxes and insurance); and (3) the value associated with lost rental revenue from existing leases during the assumed lease-up period (see discussion of the recognition of acquired above-market and below-market leases in Revenue Recognition, Operating Expenses and Lease Terminations section below). The fair-value assigned to the acquired management agreements are recorded at the present value (using a discount rate which reflects the risks associated with the management agreements acquired) of the acquired management agreements with certain tenants of the acquired properties. The values of in-place leases and management agreements are amortized to expense over the remaining non-cancelable period of the respective leases or agreements. If a lease were to be terminated or if termination is determined to be likely (e.g., in the case of a tenant bankruptcy) prior to its contractual expiration, amortization of all unamortized amounts related to that lease would be accelerated and such amounts written off.

Costs incurred in connection with the development or construction of properties and improvements are capitalized. Capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other direct costs incurred during the period of development. We capitalize costs on land and buildings under development until construction is substantially complete and the property is held available for occupancy. The determination of when a development project is substantially complete and when capitalization must cease involves a degree of judgment. We consider a construction project as substantially complete and held available for occupancy upon the completion of landlord-owned tenant improvements or when the lessee takes possession of the unimproved space for construction of its own improvements, but no later than one year from cessation of major construction activity. We cease capitalization on the portion substantially completed and occupied or held available for occupancy, and capitalize only those costs associated with any remaining portion under construction. Costs associated with acquisitions are charged to expense as incurred.

Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repairs and maintenance costs include all costs that do not extend the useful life of an asset or increase its operating efficiency. Significant replacement and betterments represent costs that extend an asset's useful life or increase its operating efficiency.

When circumstances such as adverse market conditions indicate a possible impairment of the value of a property, we review the recoverability of the property's carrying value. The review of recoverability is based on an estimate of the future undiscounted cash flows (excluding interest charges) expected to result from the long-lived asset's use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, as well as the effects of leasing demand, competition and other factors. If impairment exists due to the inability to recover the carrying value of a long-lived asset, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair-value of the property. We are required to make subjective assessments as to whether there are impairments in the values of our investments in long-lived assets. These assessments have a direct impact on our net income because recording an impairment loss results in an immediate negative adjustment to net income. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. Although our strategy is to hold our properties over the long-term, if our strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized to reduce the property to the lower of the carrying amount or fair-value less costs to sell, and such loss could be material. If we determine that impairment has occurred, the affected assets must be reduced to their fair-value.

Revenue Recognition, Operating Expenses and Lease Terminations

We commence revenue recognition on our leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. In determining what constitutes the leased asset, we evaluate whether we or the lessee is the owner, for accounting purposes, of the tenant improvements. If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete. If we conclude that we are not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives, which reduce revenue recognized on a straight-line basis over the remaining non-cancelable term of the respective lease. In these circumstances, we begin revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct improvements. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. We consider a number of different factors to evaluate whether we or the lessee is the owner of the tenant improvements for accounting purposes. These factors include:

- whether the lease stipulates how and on what a tenant improvement allowance may be spent;
- whether the tenant or landlord retain legal title to the improvements;
- the uniqueness of the improvements;
- the expected economic life of the tenant improvements relative to the length of the lease;
- the responsible party for construction cost overruns; and
- who constructs or directs the construction of the improvements.

The determination of who owns the tenant improvements, for accounting purposes, is subject to significant judgment. In making that determination we consider all of the above factors. However, no one factor is determinative in reaching a conclusion.

All leases are classified as operating leases and minimum rents are recognized on a straight-line basis over the term of the related lease. The excess of rents recognized over amounts contractually due pursuant to the underlying leases is included in accrued straight-line rents on the accompanying consolidated balance sheets and contractually due but unpaid rents are included in accounts receivable. Existing leases at acquired properties are reviewed at the time of acquisition to determine if contractual rents are above or below current market rents for the acquired property. An identifiable lease intangible asset or liability is recorded based on the present value (using a discount rate that reflects the risks associated with the acquired leases) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) our estimate of the fair market lease rates for the corresponding in-place leases at acquisition, measured over a period equal to the remaining non-cancelable term of the leases and any fixed rate renewal periods. The capitalized above-market lease values are amortized as a reduction of rental income over the remaining non-cancelable terms of the respective leases. The capitalized below-market lease values are amortized as an increase to rental income over the remaining non-cancelable terms of the respective leases. If a lease were to be terminated or if termination were determined to be likely (e.g., in the case of a tenant bankruptcy) prior to its contractual expiration, amortization of the related unamortized above or below market lease intangible would be accelerated and such amounts written off.

Rental operations expenses, consisting of real estate taxes, insurance and common area maintenance costs, are subject to recovery from tenants under the terms of our lease agreements. Amounts recovered are dependent on several factors, including occupancy and lease terms. Revenues are recognized in the period the expenses are incurred. The reimbursements are recorded in revenues as tenant recoveries, and the expenses are recorded in rental operations expenses, as the Company is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the credit risk.

On an ongoing basis, we evaluate the recoverability of tenant balances, including rents receivable, straight-line rents receivable, tenant improvements, deferred leasing costs and any acquisition intangibles. When it is determined that the recoverability of tenant balances is not probable, an allowance for expected losses related to tenant receivables, including straight-line rents receivable, utilizing the specific identification method is recorded as a charge to earnings. Upon the termination of a lease, the amortization of tenant improvements, deferred leasing costs and acquisition intangible assets and liabilities is accelerated to the expected termination date as a charge to their respective line items and tenant receivables are written off as a reduction of the allowance in the period in which the balance is deemed to be no longer collectible. For financial reporting purposes, a lease is treated as terminated upon a tenant filing for bankruptcy, when a space is abandoned and a tenant ceases rent payments, or when other circumstances indicate that termination of a tenant's lease is probable (e.g., eviction). Lease termination fees are recognized in other revenue when the related leases are canceled, the amounts to be received are fixed and determinable and collectability is assured, and when we have no continuing obligation to provide services to such former tenants.

Investments in Partnerships and Limited Liability Companies

We evaluate our investments in limited liability companies and partnerships to determine whether such entities may be a variable interest entity, or VIE, and, if a VIE, whether we are the primary beneficiary. Generally, an entity is determined to be a VIE when either (1) the equity investors (if any) lack one or more of the essential characteristics of a controlling financial interest, (2) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support or (3) the equity investors have voting rights that are not proportionate to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. The primary beneficiary is the entity that has both (1) the power to direct matters that most significantly impact the VIE's economic performance and (2) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. We consider a variety of factors in identifying the entity that holds the power to direct matters that most significantly impact the VIE's economic performance including, but not limited to, the ability to direct financing, leasing, construction and other operating decisions and activities. In addition, we consider the rights of other investors to participate in policy making decisions, to replace or remove the manager of the entity and to liquidate or sell the entity. The obligation to absorb losses and the right to receive benefits when a reporting entity is affiliated with a VIE must be based on ownership, contractual, and/or other pecuniary interests in that VIE. We have determined that we are the primary beneficiary in five VIEs, consisting of single-tenant properties in which the tenant has a fixed-price purchase option, which are consolidated and reflected in the accompanying consolidated financial statements.

If the above conditions do not apply, we consider whether a general partner or managing member controls a limited partnership or limited liability company, respectively. The general partner in a limited partnership or managing member in a limited liability company is presumed to control that limited partnership or limited liability company, as applicable. The presumption may be overcome if the limited partners or members have either (1) the substantive ability to dissolve the limited partnership or limited liability company, as applicable, or otherwise remove the general partner or managing member, as applicable, without cause or (2) substantive participating rights, which provide the limited partners or members with the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnership's or limited liability company's business, as applicable, and thereby preclude the general partner or managing member from exercising unilateral control over the partnership or limited liability company, as applicable. If these criteria are met and we are the general partner or the managing member, as applicable, the consolidation of the partnership or limited liability company is required.

Except for investments that are consolidated, we account for investments in entities over which we exercise significant influence, but do not control, under the equity method of accounting. These investments are recorded initially at cost and subsequently adjusted for equity in earnings and cash contributions and distributions. Under the equity method of accounting, our net equity in the investment is reflected in the consolidated balance sheets and its share of net income or loss is included in our consolidated statements of income.

On a periodic basis, management assesses whether there are any indicators that the carrying value of our investments in unconsolidated partnerships or limited liability companies may be impaired on a more than temporary basis. An investment is impaired only if management's estimate of the fair-value of the investment is less than the carrying value of the investment on a more than temporary basis. To the extent impairment has occurred, the loss is measured as the excess of the carrying value of the investment over the fair-value of the investment. Management does not believe that the value of any of our unconsolidated investments in partnerships or limited liability companies was impaired as of December 31, 2010.

Assets and Liabilities Measured at Fair-Value

We measure financial instruments and other items at fair-value where required under GAAP, but have elected not to measure any additional financial instruments and other items at fair-value as permitted under fair-value option accounting guidance.

Fair-value measurement is determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair-value measurements, there is a fair-value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair-value measurement is based on inputs from different levels of the fair-value hierarchy, the level in the fair-value hierarchy within which the entire fair-value measurement falls is based on the lowest level input that is significant to the fair-value measurement in its entirety. Our assessment of the significance of a particular input to the fair-value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

We have used interest rate swaps to manage our interest rate risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The fair-values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in the fair-value measurements. In adjusting the fair-value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Derivative Instruments

We record all derivatives on the consolidated balance sheets at fair-value. In determining the fair-value of our derivatives, we consider our credit risk and that of our counterparties. These counterparties are generally larger financial institutions engaged in providing a variety of financial services. These institutions generally face similar risks regarding adverse changes in market and economic conditions, including, but not limited to, fluctuations in interest rates, exchange rates, equity and commodity prices and credit spreads. The ongoing disruptions in the financial markets have heightened the risks to these institutions. While management believes that our counterparties will meet their obligations under the derivative contracts, it is possible that defaults may occur.

The accounting for changes in the fair-value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair-value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair-value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair-value of the hedged asset or liability that are attributable to the hedged risk in a fair-value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. We may enter into derivative contracts that are intended to economically hedge certain of our risks, even though hedge accounting does not apply or we elect not to apply hedge accounting.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair-value of the derivative is initially reported in accumulated other comprehensive income (outside of earnings) and subsequently reclassified to earnings in the period in which the hedged transaction affects earnings. If charges relating to the hedged transaction are being deferred pursuant to redevelopment or development activities, the effective portion of changes in the fair-value of the derivative are also deferred in other comprehensive income on the consolidated balance sheet, and are amortized to the income statement once the deferred charges from the hedged transaction begin again to affect earnings. The ineffective portion of changes in the fair-value of the derivative is recognized directly in earnings. We assess the effectiveness of each hedging relationship by comparing the changes in cash flows of the derivative hedging instrument with the changes in cash flows of the designated hedged item or transaction. For derivatives that are not classified as hedges, changes in the fair-value of the derivative are recognized directly in earnings in the period in which the change occurs.

We are exposed to certain risks arising from both our business operations and economic conditions. We principally manage our exposures to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments. Specifically, we enter into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known or expected cash amounts, the value of which are determined by interest rates. Our derivative financial instruments are used to manage differences in the amount, timing, and duration of our known or expected cash receipts and our known or expected cash payments principally related to our investments and borrowings.

Our primary objective in using derivatives is to add stability to interest expense and to manage our exposure to interest rate movements or other identified risks. To accomplish this objective, we primarily use interest rate swaps as part of our interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for making fixed-rate payments over the life of the agreements without exchange of the underlying principal amount. During the years ended December 31, 2010, 2009 and 2008, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt and future variability in the interest-related cash flows from forecasted issuances of debt (see Note 11 of the Notes to Consolidated Financial Statements included elsewhere herein). We formally document the hedging relationships for all derivative instruments, have historically accounted for our interest rate swap agreements as cash flow hedges, and do not use derivatives for trading or speculative purposes.

Results of Operations

The following is a comparison, for the years ended December 31, 2010 and 2009 and for the years ended December 31, 2009 and 2008, of the consolidated operating results of BioMed Realty Trust, Inc. (including the operating results of BioMed Realty, L.P.).

Comparison of the Year Ended December 31, 2010 to the Year Ended December 31, 2009

The following table sets forth the basis for presenting the historical financial information for same properties (all properties except redevelopment/development, new properties, and corporate entities), redevelopment/development properties (properties that were entirely or primarily under redevelopment or development during either of the years ended December 31, 2010 or 2009), new properties (properties that were not owned for each of the full years ended December 31, 2010 and 2009 and were not under redevelopment/development) and corporate entities (legal entities performing general and administrative functions and fees received from our PREI joint ventures), in thousands:

	Same Properties		Redevelopment/ Development Properties		New Properties		Corporate	
	2010	2009	2010	2009	2010	2009	2010	2009
Rental	$209,152	$214,187	$ 72,891	$ 55,713	$13,057	$ —	$ 7	$ 1
Tenant recoveries	54,918	56,034	28,983	20,622	2,597	—	905	750
Other income	1,655	11,125	817	8	—	—	1,455	2,726
Total revenues	$265,725	$281,346	$102,691	$ 76,343	$15,654	$ —	$ 2,367	$ 3,477

Rental Revenues. Rental revenues increased $25.2 million to $295.1 million for the year ended December 31, 2010 compared to $269.9 million for the year ended December 31, 2009. The increase was primarily due to properties that were under redevelopment or development for which partial revenue recognition commenced during 2009 and 2010 (principally at our Landmark at Eastview and Pacific Research Center properties), properties acquired in 2010, and the commencement of leases. Same property rental revenues decreased $5.0 million, or 2.4%, for the year ended December 31, 2010 compared to the same period in 2009. The decrease in same property rental revenues was primarily a result of decreases in lease rates related to lease extensions at certain properties (which had the effect of decreasing rental revenue recognized on a straight-line basis), lease expirations, the full amortization of below-market intangible assets in 2009 and 2010, and the recognition of accelerated amortization of below-market lease intangible assets related to lease terminations of $2.7 million in 2009, partially offset by the commencement of new leases at certain properties in 2010.

Tenant Recoveries. Revenues from tenant reimbursements increased $10.0 million to $87.4 million for the year ended December 31, 2010 compared to $77.4 million for the year ended December 31, 2009. The increase was primarily due to properties that were under redevelopment or development for which partial revenue recognition commenced during 2009 and 2010 (principally at our Center for Life Science | Boston and Landmark at Eastview properties) and properties acquired in 2010, partially offset by a reduction in tenant recoveries due to lease expirations and changes in 2009 at certain properties at which the tenant began to pay vendors directly for certain recoverable expenses. Same property tenant recoveries decreased $1.1 million, or 2.0%, for the year ended December 31, 2010 compared to the same period in 2009 primarily as a result of a reduction in tenant recoveries due to lease expirations and changes in 2009 at certain properties where the tenant began to pay vendors directly for certain recoverable expenses, partially offset by lease commencements.

The percentage of recoverable expenses recovered at our properties increased to 77.7% for the year ended December 31, 2010 compared to 73.8% for the year ended December 31, 2009, primarily due to the commencement of expense recovery for leases that commenced during 2009 and 2010 and the acquisition of properties in 2010, the majority of which were fully leased. In addition, property recovery percentages in 2009 were affected by an increase in the rental operations expense of approximately $6.3 million related to early lease terminations and tenant receivables that were deemed to be uncollectible as of December 31, 2009.

Other Income. Other income was $3.9 million for the year ended December 31, 2010 compared to $13.9 million for the year ended December 31, 2009. Other income for the year ended December 31, 2010 primarily comprised proceeds related to a tenant bankruptcy of approximately $1.4 million, consideration received related to an early lease termination of approximately $790,000, realized gains from the sale of equity investments in the amount of $865,000 and development fees earned from our PREI joint ventures. Other income for the year ended December 31, 2009 primarily comprised consideration received related to early lease terminations of approximately $10.9 million and development fees earned from our PREI joint ventures.

The following table shows operating expenses for same properties, redevelopment/development properties, new properties, and corporate entities, in thousands:

	Same Properties		Redevelopment/ Development Properties		New Properties		Corporate	
	2010	2009	2010	2009	2010	2009	2010	2009
Rental operations	$ 44,056	$ 48,278	$ 25,192	$ 20,057	$ 1,609	$ —	$ 5,004	$ 4,878
Real estate taxes	22,724	21,575	12,474	10,036	1,379	—	—	—
Depreciation and amortization	68,076	79,316	39,787	30,304	7,492	—	—	—
Total expenses	$ 134,856	$ 149,169	$ 77,453	$ 60,397	$ 10,480	$ —	$ 5,004	$ 4,878

Rental Operations Expense. Rental operations expense increased $2.7 million to $75.9 million for the year ended December 31, 2010 compared to $73.2 million for the year ended December 31, 2009. The increase was primarily due to properties that were under redevelopment or development for which partial revenue recognition commenced during 2009 and 2010 (principally at our Center for Life Science | Boston, Pacific Research Center, and Landmark at Eastview properties), properties acquired in 2010, offset by a decrease in bad debt expense. For the years ended December 31, 2010 and 2009, we recorded bad debt expense of $1.8 million and $6.3 million, respectively. The decrease in the bad debt expense was primarily due to amounts deemed to be uncollectible as a result of a higher number of tenant bankruptcies (totaling $0 and approximately $534,000 of bad debt expense for the years ended December 31, 2010 and 2009, respectively), lease terminations or expected nonpayment or renegotiation of unpaid tenant receivables for the year ended December 31, 2009 as compared to 2010.

Same property rental operations expense decreased $4.2 million, or 8.7%, for the year ended December 31, 2010 compared to 2009 primarily due to the write-off of accounts receivable and accrued straight line rents related to early lease terminations of approximately $4.5 million in 2009 and changes in 2009 at certain properties where the tenant began to pay vendors directly for certain recoverable expenses.

Real Estate Tax Expense. Real estate tax expense increased $5.0 million to $36.6 million for the year ended December 31, 2010 compared to $31.6 million for the year ended December 31, 2009. The increase was primarily due to properties that were under redevelopment or development in the prior year for which partial revenue recognition commenced during 2009 and 2010 (principally at our Center for Life Science | Boston and Pacific Research Center properties), properties acquired in 2010 and increases in the assessed value and tax rates relating to certain properties. Same property real estate tax expense increased $1.1 million, or 5.3%, for the year ended December 31, 2010 compared to 2009 primarily due to the receipt of a real estate tax refund at a property in 2009.

Depreciation and Amortization Expense. Depreciation and amortization expense increased $5.8 million to $115.4 million for the year ended December 31, 2010 compared to $109.6 million for the year ended December 31, 2009. The increase was primarily due to the commencement of partial operations and recognition of depreciation and amortization expense at certain of our redevelopment and development properties (principally at our Elliott Avenue, Landmark at Eastview and Pacific Research Center properties) and depreciation at properties acquired in 2010, partially offset by the acceleration of depreciation on certain assets related to early lease terminations of approximately $10.2 million that occurred in 2009. The decline in same property depreciation and amortization expense is a result of this additional expense recorded in 2009.

General and Administrative Expenses. General and administrative expenses increased $3.4 million to $25.9 million for the year ended December 31, 2010 compared to $22.5 million for the year ended December 31, 2009. The increase was primarily due to an increase in headcount and related aggregate compensation costs as compared to the prior year.

Acquisition Related Expenses. Acquisition related expenses increased to $3.1 million for the year ended December 31, 2010 compared to $464,000 for the year ended December 31, 2009. The increase was primarily due to an increase in acquisition activities in 2010 as compared to the prior year, resulting in the acquisition of 15 properties during 2010 (see Note 12 of the Notes to Consolidated Financial Statements included elsewhere herein for more information).

Equity in Net Loss of Unconsolidated Partnerships. Equity in net loss of unconsolidated partnerships decreased $745,000 to $1.6 million for the year ended December 31, 2010 compared to $2.4 million for the year ended December 31, 2009. The decreased loss primarily reflects a decrease in expenses at our PREI joint ventures compared to the prior year (an accrual related to the expected outcome of litigation pertaining to the calculation of annual ground lease payment escalations was recorded during 2009) and the commencement of revenue recognition related to leases at a property owned by one of our PREI joint ventures during 2010.

Interest Expense. Interest cost incurred for the year ended December 31, 2010 totaled $91.6 million compared to $77.4 million for the year ended December 31, 2009. Total interest cost incurred increased primarily as a result of: (1) the amortization of deferred interest costs related to our forward starting swaps of approximately $1.8 million per quarter beginning in July 2009, which continued for a full year during 2010, and (2) increases in the average interest rate on our outstanding borrowings due to the issuance of new fixed-rate indebtedness with a higher interest rate than the variable-rate indebtedness it replaced.

During the year ended December 31, 2010, we capitalized $5.4 million of interest compared to $12.4 million for the year ended December 31, 2009. The decrease reflects the cessation of capitalized interest at our 530 Fairview Avenue, Center for Life Science | Boston, and Landmark at Eastview development projects and our Elliott Avenue and Pacific Research Center redevelopment projects due to the commencement of certain leases at those properties or a cessation of development or redevelopment activities. Although capitalized interest costs on certain properties currently under development or redevelopment will decrease or cease as rentable space at these properties is readied for its intended use through 2011, we expect this decrease to be offset, at least in part, by an increase in interest capitalized at our Gazelle Court development project, which began development activities in April 2010 as well as continued predevelopment activities at certain other properties. Net of capitalized interest and the accretion of debt premiums and a debt discount, interest expense increased $21.2 million to $86.2 million for the year ended December 31, 2010 compared to $65.0 million for the year ended December 31, 2009.

(Loss)/Gain on Derivative Instruments. The loss on derivative instruments for the year ended December 31, 2010 of $453,000 was primarily the result of the voluntary prepayment in full of our secured term loan in April 2010, which caused the total amount of outstanding variable-rate indebtedness to fall below the combined notional value of the outstanding interest rate swaps during the three months ended June 30, 2010. As a result of the reduction in our variable-rate indebtedness during the three months ended June 30, 2010, we were temporarily overhedged with respect to the outstanding interest rate swaps and we were required to prospectively discontinue hedge accounting with respect to the $250.0 million notional value interest rate swap. Subsequent changes in the fair-value and payments to counterparties associated with the $250.0 million interest rate swap were recorded directly to earnings through the maturity date of June 1, 2010.

During the year ended December 31, 2009, a portion of the unrealized losses related to the $100.0 million forward starting swap previously included in accumulated other comprehensive loss, totaling approximately $4.5 million, was reclassified to the consolidated statements of income as loss on derivative instruments as a result of a change in the amount of forecasted debt issuance relating to the forward starting swaps, from $400.0 million at December 31, 2008 to $368.0 million at March 31, 2009. The gain on derivative instruments for the year ended December 31, 2009 also includes gains from changes in the fair-value of derivative instruments (net of hedge ineffectiveness on cash flow hedges due to mismatches in forecasted debt issuance dates, maturity dates and interest rate reset dates of the interest rate and forward starting swaps and related debt).

(Loss)/Gain on Extinguishment of Debt. During the year ended December 31, 2010, we repurchased $26.4 million face value of our Notes due 2026. The repurchase resulted in the recognition of a loss on extinguishment of debt of approximately $863,000 (representing the write-off of deferred loan fees and unamortized debt discount). In addition, we recognized a loss on extinguishment of debt related to the write-off of approximately $1.4 million of deferred loan fees and legal expenses as a result of the voluntary prepayment of $250.0 million of the outstanding borrowings on our secured term loan. During the year ended December 31, 2009, we repurchased $82.1 million face value of our Notes due 2026 for approximately $73.9 million. The repurchase resulted in the recognition of a gain on extinguishment of debt of approximately $4.1 million (net of the write-off of approximately $3.8 million in deferred loan fees and unamortized debt discount), partially offset by the write-off of approximately $843,000 of deferred loan fees related to the repayment of our secured construction loan in June 2009, which is reflected in our consolidated statements of income.

Noncontrolling Interests. Net income attributable to noncontrolling interests decreased $970,000 to $498,000 for the year ended December 31, 2010 compared to $1.5 million for the year ended December 31, 2009. The decrease in noncontrolling interests was due to a decrease in net income and a reduction in the percentage of noncontrolling interests due to the redemption of certain OP units for shares of our common stock and our common stock offerings in April 2010 and September 2010.

Comparison of the Year Ended December 31, 2009 to the Year Ended December 31, 2008

The following table sets forth the basis for presenting the historical financial information for same properties (all properties except redevelopment/development, new properties and corporate entities), redevelopment/development properties (properties that were entirely or primarily under redevelopment or development during either of the years ended December 31, 2009 or 2008), new properties (properties that were not owned for each of the full years ended December 31, 2009 and 2008 and were not under redevelopment/development) and corporate entities (legal entities performing general and administrative functions and fees received from our PREI joint ventures), in thousands:

	Same Properties		Redevelopment/ Development Properties		New Properties		Corporate	
	2009	**2008**	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**
Rental	$ 207,209	$ 199,758	$ 62,105	$ 27,179	$ 588	$ 545	$ (1)	$ (18)
Tenant recoveries	54,836	60,312	21,776	11,220	45	31	749	603
Other income	11,116	313	13	2	4	—	2,726	2,028
Total revenues	$ 273,161	$ 260,383	$ 83,894	$ 38,401	$ 637	$ 576	$ 3,474	$ 2,613

Rental Revenues. Rental revenues increased $42.4 million to $269.9 million for the year ended December 31, 2009 compared to $227.5 million for the year ended December 31, 2008. The increase was primarily due to properties that were under redevelopment or development for which partial revenue recognition commenced during 2008 and 2009 (principally at our Center for Life Science | Boston property) and the commencement of leases. Same property rental revenues increased $7.5 million, or 3.7%, for the year ended December 31, 2009 compared to the same period in 2008. The increase in same property rental revenues was primarily a result of the accelerated amortization of below-market lease intangible assets related to lease terminations of $2.7 million, the commencement of new leases at certain properties in 2009, and increases in lease rates related to CPI adjustments and lease extensions (increasing rental revenue recognized on a straight-line basis), partially offset by lease expirations and early lease terminations.

Tenant Recoveries. Revenues from tenant reimbursements increased $5.2 million to $77.4 million for the year ended December 31, 2009 compared to $72.2 million for the year ended December 31, 2008. The increase was primarily due to properties that were under redevelopment or development for which partial revenue recognition commenced during 2008 and 2009 (principally at our Center for Life Science | Boston property), partially offset by a reduction in tenant recoveries due to lease expirations and changes in 2008 at certain properties at which the tenant began to pay vendors directly for certain recoverable expenses. Same property tenant recoveries decreased $5.5 million, or 9.1%, for the year ended December 31, 2009 compared to the same period in 2008 primarily as a result of a reduction in tenant recoveries due to lease expirations and changes in 2008 at certain properties where the tenant began to pay vendors directly for certain recoverable expenses, partially offset by lease commencements.

The percentage of recoverable expenses recovered at our properties decreased to 73.8% for the year ended December 31, 2009 compared to 85.2% for the year ended December 31, 2008, primarily due to properties that were placed into service in 2009, but were not fully leased, and properties for which leases commenced during 2008 and 2009, but for which payment for expense recovery will not begin until a later period. In addition, property recovery percentages were affected by an increase in the rental operations expense of approximately $6.3 million related to early lease terminations and tenant receivables that were deemed to be uncollectible as of December 31, 2009.

Other Income. Other income was $13.9 million for the year ended December 31, 2009 compared to $2.3 million for the year ended December 31, 2008. Other income for the year ended December 31, 2009 primarily comprised consideration received related to early lease terminations of approximately $10.9 million and development fees earned from our PREI joint ventures. Other income for the year ended December 31, 2008 primarily comprised development fees related to our PREI joint ventures.

The following table shows operating expenses for same properties, redevelopment/development properties, new properties, and corporate entities, in thousands:

	Same Properties		Redevelopment/ Development Properties		New Properties		Corporate	
	2009	2008	2009	2008	2009	2008	2009	2008
Rental operations	$ 45,006	$ 47,402	$ 22,114	$ 10,297	$ 1,215	$ 1,116	$ 4,878	$ 2,785
Real estate taxes	20,659	19,410	10,908	3,679	44	40	—	—
Depreciation and amortization	74,797	71,466	33,975	11,985	848	776	—	—
Total expenses	$ 140,462	$ 138,278	$ 66,997	$ 25,961	$ 2,107	$ 1,932	$ 4,878	$ 2,785

Rental Operations Expense. Rental operations expense increased $11.6 million to $73.2 million for the year ended December 31, 2009 compared to $61.6 million for the year ended December 31, 2008. The increase was primarily due to properties that were under redevelopment or development for which partial revenue recognition commenced during 2008 and 2009 (principally at our Center for Life Science | Boston and Pacific Research Center properties) and the write-off of accounts receivable and accrued straight line rents related to early lease terminations of approximately $4.5 million, partially offset by lease expirations. Same property rental operations expense decreased $2.4 million, or 5.1%, for the year ended December 31, 2009 compared to 2008 primarily due to changes during 2008 at certain properties where the tenant began to pay vendors directly for certain recoverable expenses and net decreases in utility usage and other recoverable costs compared to the same period in the prior year, partially offset by the write-off of certain assets related to early lease terminations and a reduction in rental operations expense due to lease expirations.

As discussed above, we recorded an allowance for doubtful accounts related to uncollectible tenant receivables of $6.3 million and $796,000 for the years ended December 31, 2009 and 2008, respectively.

Real Estate Tax Expense. Real estate tax expense increased $8.5 million to $31.6 million for the year ended December 31, 2009 compared to $23.1 million for the year ended December 31, 2008. The increase was primarily due to properties that were under redevelopment or development in the prior year for which partial revenue recognition commenced during 2008 and 2009 (principally at our Center for Life Science | Boston and Pacific Research Center properties). Same property real estate tax expense increased $1.2 million, or 6.4%, for the year ended December 31, 2009 compared to 2008 primarily due to the completion of an expansion of an existing building at one of our properties in February 2009, resulting in a higher tax basis for the property in the current year.

Depreciation and Amortization Expense. Depreciation and amortization expense increased $25.4 million to $109.6 million for the year ended December 31, 2009 compared to $84.2 million for the year ended December 31, 2008. The increase was primarily due to the commencement of partial operations and recognition of depreciation and amortization expense at certain of our redevelopment and development properties (principally at our Center for Life Science | Boston and Pacific Research Center properties) and the acceleration of depreciation on certain assets related to early lease terminations of approximately $10.2 million.

General and Administrative Expenses. General and administrative expenses decreased $204,000 to $22.5 million for the year ended December 31, 2009 compared to $22.7 million for the year ended December 31, 2008.

Acquisition Related Expenses. Acquisition related expenses totaled $464,000 for the year ended December 31, 2009 compared to $175,000 for the year ended December 31, 2008 due to an increase in acquisition activities in 2009 as compared to the prior year.

Equity in Net Loss of Unconsolidated Partnerships. Equity in net loss of unconsolidated partnerships increased $1.2 million to $2.4 million for the year ended December 31, 2009 compared to $1.2 million for the year ended December 31, 2008. The increased loss primarily reflects an accrual within our PREI joint ventures related to the calculation of annual ground lease payment escalations as a result of the increased probability for an adverse outcome relating to a portion of ongoing litigation.

Interest Expense. Interest cost incurred for the year ended December 31, 2009 totaled $77.4 million compared to $83.5 million for the year ended December 31, 2008. Total interest cost incurred decreased primarily as a result of: (a) decreases in borrowings for working capital purposes, (b) the repayment of certain mortgage notes and (c) decreases in the average interest rate on our outstanding borrowings, partially offset by the amortization of deferred interest costs related to our forward starting swaps of approximately $3.6 million.

During the year ended December 31, 2009, we capitalized $12.4 million of interest compared to $42.3 million for the year ended December 31, 2008. The decrease reflects the cessation of capitalized interest at our Center for Life Science | Boston, 9865 Towne Centre Drive and 530 Fairview Avenue development projects and our Pacific Research Center redevelopment project due to the commencement of certain leases at those properties or a cessation of development or redevelopment activities. Net of capitalized interest and the accretion of debt premiums and a debt discount, interest expense increased $23.8 million to $65.0 million for the year ended December 31, 2009 compared to $41.2 million for the year ended December 31, 2008.

Gain/(Loss) on Derivative Instruments. During the year ended December 31, 2009, a portion of the unrealized losses related to the $100.0 million forward starting swap previously included in accumulated other comprehensive loss, totaling approximately $4.5 million, was reclassified to the consolidated statements of income as loss on derivative instruments as a result of a change in the amount of forecasted debt issuance relating to the forward starting swaps, from $400.0 million at December 31, 2008 to $368.0 million at March 31, 2009. The gain on derivative instruments for the year ended December 31, 2009 also includes gains from changes in the fair-value of derivative instruments (net of hedge ineffectiveness on cash flow hedges due to mismatches in forecasted debt issuance dates, maturity dates and interest rate reset dates of the interest rate and forward starting swaps and related debt). At December 31, 2008, the hedging relationships for two of our four forward starting swaps, with an aggregate notional amount of $150.0 million, were no longer considered highly effective as the expectation of forecasted interest payments had changed, and we were required to prospectively discontinue hedge accounting for these two swaps. As a result, a portion of the unrealized losses related to these forward starting swaps previously included in accumulated other comprehensive loss, totaling $18.2 million, was reclassified to the consolidated income statement as loss on derivative instruments in the fourth quarter of 2008. The loss on derivative instruments for the year ended December 31, 2008 also includes approximately $1.8 million of hedge ineffectiveness on cash flow hedges due to mismatches in forecasted debt issuance dates, maturity dates and interest rate reset dates of the interest rate and forward starting swaps and related debt.

Gain on Extinguishment of Debt. During the year ended December 31, 2009, we repurchased $82.1 million face value of our Notes due 2026 for approximately $73.9 million. The repurchase resulted in the recognition of a gain on extinguishment of debt of approximately $4.1 million (net of the write-off of approximately $3.8 million in deferred loan fees and unamortized debt discount), partially offset by the write-off of approximately $843,000 of deferred loan fees related to the repayment of our secured construction loan in June 2009, which is reflected in our consolidated statements of income.

Noncontrolling Interests. Net income attributable to noncontrolling interests decreased $609,000 to $1.5 million for the year ended December 31, 2009 compared to $2.1 million for the year ended December 31, 2008. The decrease in noncontrolling interests was due to a decrease in net income and a reduction in the percentage of noncontrolling interests due to the redemption of certain OP units for shares of our common stock and our common stock offering in May 2009.

Cash Flows

The following summary discussion of our cash flows is based on the consolidated statements of cash flows in "Item 8. Financial Statements and Supplementary Data" and is not meant to be an all inclusive discussion of the changes in our cash flows for the periods presented below (in thousands):

	Years Ended December 31,		
	2010	2009	2008
Net cash provided by operating activities	$ 161,895	$ 144,128	$ 115,046
Net cash used in investing activities	(710,986)	(156,666)	(218,661)
Net cash provided by financing activities	550,636	11,038	111,558
Ending cash and cash equivalents balance	21,467	19,922	21,422

Comparison of the Year Ended December 31, 2010 to the Year Ended December 31, 2009

Net cash provided by operating activities increased $17.8 million to $161.9 million for the year ended December 31, 2010 compared to $144.1 million for the year ended December 31, 2009. Net cash provided by operating activities increased despite a decline in net income primarily due to: (1) an increase in noncash charges including depreciation and amortization expense, loss on extinguishment of debt and deferred interest costs, (2) a decline in noncash rental revenues resulting from the amortization of above and below market leases, (3) the release of restricted cash and (4) an increase in prepaid rents.

Net cash used in investing activities increased $554.3 million to $711.0 million for the year ended December 31, 2010 compared to $156.7 million for the year ended December 31, 2009. The increase in cash used was primarily due to property acquisitions and additions to investments in real estate relating to development and redevelopment activities of approximately $705.3 million during the year ended December 31, 2010, partially offset by decreases in contributions to unconsolidated partnerships related to the repayment of outstanding indebtedness by an unconsolidated partnership in 2009.

Net cash provided by financing activities increased $539.6 million to $550.6 million for the year ended December 31, 2010 compared to $11.0 million for the year ended December 31, 2009. The increase was primarily due to the issuance of our Notes due 2030 in January 2010, the issuance of our Notes due 2020 in April 2010 and an increase in proceeds from common stock offerings. Proceeds from these financings were used to repay the outstanding indebtedness on our secured term loan and fund our investing activities.

Comparison of the Year Ended December 31, 2009 to the Year Ended December 31, 2008

Net cash provided by operating activities increased $29.1 million to $144.1 million for the year ended December 31, 2009 compared to $115.0 million for the year ended December 31, 2008. Net cash provided by operating activities increased primarily due to increases in income before depreciation and amortization, gain on extinguishment of debt and allowance for bad debt, partially offset by changes in operating assets and liabilities and the add back for a non-cash loss on derivative instruments in 2008.

Net cash used in investing activities decreased $62.0 million to $156.7 million for the year ended December 31, 2009 compared to $218.7 million for the year ended December 31, 2008. The decrease was primarily due to completion of construction activities on several properties, partially offset by a decrease in proceeds from the sale of real estate assets, and contributions to unconsolidated partnerships.

Net cash provided by financing activities decreased $100.6 million to $11.0 million for the year ended December 31, 2009 compared to $111.6 million for the year ended December 31, 2008. The decrease primarily reflects reduced financing requirements due to reduced construction activity. Cash was generated from the sale of common stock and issuance of mortgage notes during the year ended December 31, 2009 and was used principally to pay down our secured construction loan, which was secured by the Center for Life Science | Boston property. In addition, cash from financing activities was provided by our unsecured line of credit during the year ended December 31, 2009.

Liquidity and Capital Resources of BioMed Realty Trust, Inc.

In this "Liquidity and Capital Resources of BioMed Realty Trust, Inc." section, the term the "Company" refers only to BioMed Realty Trust, Inc. on an unconsolidated basis, and excludes the operating partnership and all other subsidiaries. For further discussion of the liquidity and capital resources of the Company on a consolidated basis, see the section entitled "Liquidity and Capital Resources of BioMed Realty, L.P." below.

The Company's business is operated primarily through the operating partnership. The Company issues public equity from time to time, but does not otherwise generate any capital itself or conduct any business itself, other than incurring certain expenses in operating as a public company which are fully reimbursed by the operating partnership. The Company itself does not hold any indebtedness, and its only material asset is its ownership of partnership interests of the operating partnership. The Company's principal funding requirement is the payment of dividends on its common and preferred shares. The Company's principal source of funding for its dividend payments is distributions it receives from the operating partnership.

As of December 31, 2010, the Company owned an approximate 97.8% partnership interest and other limited partners, including some of our directors, executive officers and their affiliates, owned the remaining 2.2% partnership interest (including LTIP units) in the operating partnership. As the sole general partner of the operating partnership, BioMed Realty Trust, Inc. has the full, exclusive and complete responsibility for the operating partnership's day-to-day management and control.

The liquidity of the Company is dependent on the operating partnership's ability to make sufficient distributions to the Company. The primary cash requirement of the Company is its payment of dividends to its stockholders. The Company also guarantees some of the operating partnership's debt, as discussed further in Note 4 of the Notes to Consolidated Financial Statements included elsewhere herein. If the operating partnership fails to fulfill certain of its debt requirements, which trigger the Company's guarantee obligations, then the Company will be required to fulfill its cash payment commitments under such guarantees. However, the Company's only significant asset is its investment in the operating partnership.

We believe the operating partnership's sources of working capital, specifically its cash flow from operations, and borrowings available under its unsecured line of credit, are adequate for it to make its distribution payments to the Company and, in turn, for the Company to make its dividend payments to its stockholders. However, we cannot assure you that the operating partnership's sources of capital will continue to be available at all or in amounts sufficient to meet its needs, including its ability to make distribution payments to the Company. The unavailability of capital could adversely affect the operating partnership's ability to pay its distributions to the Company, which would in turn, adversely affect the Company's ability to pay cash dividends to its stockholders.

During the three months ended March 31, 2010, the Company issued 951,000 shares of common stock pursuant to equity distribution agreements executed in 2009, raising approximately $15.4 million in net proceeds, after deducting the underwriters' discount and commissions and offering expenses. The net proceeds were contributed to the operating partnership and utilized to repay a portion of its outstanding indebtedness on its unsecured line of credit and for other general corporate and working capital purposes. The Company did not issue any additional shares of common stock pursuant to the equity distribution agreements during the remainder of 2010.

On April 19, 2010, the Company completed the issuance of 13,225,000 shares of common stock, including the exercise in full of the underwriters' over-allotment option with respect to 1,725,000 shares, resulting in net proceeds of approximately $218.8 million, after deducting the underwriters' discount and commissions and offering expenses. The net proceeds were contributed to the operating partnership and utilized to repay a portion of its outstanding indebtedness on its unsecured line of credit and for other general corporate and working capital purposes.

On September 28, 2010, the Company completed the issuance of 17,250,000 shares of common stock, including the exercise in full of the underwriters' over-allotment option with respect to 2,250,000 shares, resulting in net proceeds of approximately $289.5 million, after deducting the underwriters' discount and commissions and offering expenses. The net proceeds were contributed to the operating partnership and used to fund a portion of the purchase price of previously announced acquisitions, to repay a portion of the operating partnership's outstanding indebtedness under its unsecured line of credit and for other general corporate and working capital purposes.

The Company may from time to time seek to repurchase or redeem the operating partnership's outstanding debt, the Company's shares of common stock or preferred stock or other securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases or redemptions, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

For the Company to maintain its qualification as a REIT, it must pay dividends to its stockholders aggregating annually at least 90% of its ordinary taxable income. While historically the Company has satisfied this distribution requirement by making cash distributions to its stockholders, it may choose to satisfy this requirement by making distributions of cash or other property, including, in limited circumstances, the Company's own stock. As a result of this distribution requirement, the operating partnership cannot rely on retained earnings to fund its on-going operations to the same extent that other companies whose parent companies are not REITs can. The Company may need to continue to raise capital in the equity markets to fund the operating partnership's working capital needs, acquisitions and developments.

The Company is a well-known seasoned issuer with an effective shelf registration statement which was amended in November 2010 that allows the Company to register unspecified various classes of equity securities and the operating partnership to register unspecified and various classes of debt securities. As circumstances warrant, the Company may issue equity from time to time on an opportunistic basis, dependent upon market conditions and available pricing. When the Company receives proceeds from preferred or common equity issuances, it is required by the operating partnership's partnership agreement to contribute the proceeds from its equity issuances to the operating partnership in exchange for preferred or partnership units of the operating partnership. The operating partnership may use the proceeds to repay debt, including borrowings under its unsecured line of credit, develop new or existing properties, acquire properties, or for general corporate purposes.

Liquidity and Capital Resources of BioMed Realty, L.P.

In this "Liquidity and Capital Resources of BioMed Realty, L.P." section, the terms "we", "our" and "us" refer to the operating partnership together with its consolidated subsidiaries or our operating partnership and BioMed Realty Trust, Inc. together with their consolidated subsidiaries, as the context requires. BioMed Realty Trust, Inc., or our Parent Company, is our sole general partner and consolidates our results of operations for financial reporting purposes. Because we operate on a consolidated basis with our Parent Company, the section entitled "Liquidity and Capital Resources of BioMed Realty Trust, Inc." should be read in conjunction with this section to understand our liquidity and capital resources on a consolidated basis.

Our short-term liquidity requirements consist primarily of funds to pay for future dividends expected to be paid to our Parent Company's stockholders, operating expenses and other expenditures directly associated with our properties, interest expense and scheduled principal payments on outstanding indebtedness, general and administrative expenses, construction projects, capital expenditures, tenant improvements and leasing commissions.

The remaining principal payments due for our consolidated and our proportionate share of unconsolidated indebtedness (excluding debt premiums and discounts) as of December 31, 2010 were as follows (in thousands):

	2011	2012	2013	2014	2015	Thereafter	Total
Consolidated indebtedness:							
Fixed-rate mortgages	$31,842	$ 45,177	$ 25,688	$352,822	$ 6,253	$ 190,535	$ 652,317
Unsecured line of credit	392,450	—	—	—	—	—	392,450
Notes due 2026	—	—	—	—	—	19,800	19,800
Notes due 2030	—	—	—	—	—	180,000	180,000
Notes due 2020	—	—	—	—	—	250,000	250,000
Total consolidated indebtedness	424,292	45,177	25,688	352,822	6,253	640,335	1,494,567
Share of unconsolidated indebtedness:							
Secured acquisition loan facility (1)	—	40,650	—	—	—	—	40,650
Secured construction loan	40,481	—	—	—	—	—	40,481
Total share of unconsolidated indebtedness	40,481	40,650	—	—	—	—	81,131
Total indebtedness	464,773	85,827	25,688	352,822	6,253	640,335	1,575,698

(1) Extended on January 19, 2011 from February 10, 2011 to February 10, 2012.

Debt maturities through 2012 include mortgages on our Ardentech Court, 6828 Nancy Ridge Drive, Science Center Drive, Sidney Street and Sorrento West properties, with outstanding balances of $4.2 million, $6.5 million, $10.8 million, $27.4 million and $13.2 million, respectively, as of December 31, 2010.

Our long-term liquidity requirements consist primarily of funds to pay for scheduled debt maturities, construction obligations, renovations, expansions, capital commitments and other non-recurring capital expenditures that need to be made periodically, and the costs associated with acquisitions of properties that we pursue.

We expect to satisfy our short-term liquidity requirements through our existing working capital and cash provided by our operations, long-term secured and unsecured indebtedness, the issuance of additional equity or debt securities and the use of net proceeds from the disposition of non-strategic assets. Our rental revenues, provided by our leases, generally provide cash inflows to meet our debt service obligations, pay general and administrative expenses, and fund regular distributions. We expect to satisfy our long-term liquidity requirements through our existing working capital, cash provided by operations, long-term secured and unsecured indebtedness, the issuance of additional equity or debt securities and the use of net proceeds from the disposition of non-strategic assets. We also expect to use funds available under our unsecured line of credit to finance acquisition and development activities and capital expenditures on an interim basis. Our unsecured line of credit has a maturity date of August 1, 2011, which may be extended to August 1, 2012 at our sole discretion, after satisfying certain conditions and paying an extension fee based on the then current facility commitment. The secured acquisition and interim loan facility had a maturity date of February 10, 2011, which on January 19, 2011 was extended to a new maturity date of February 10, 2012. The secured construction loan had a maturity date of February 13, 2011, which on January 11, 2011 was extended to a new maturity date of August 13, 2011. At maturity, we may refinance the loan, depending on market conditions and the availability of credit, or we may repay the principal balance of the secured construction loan. In addition, in April 2010 we received investment grade ratings from two ratings agencies which facilitated our sale of $250.0 million in unsecured debt (due 2020). We believe our investment grade rating will provide us with continued access to the unsecured debt markets, providing us with an additional source of long term financing.

In January 2010, we completed the repurchase of $6.3 million face value of our Notes due 2026. The consideration for each $1,000 principal amount of the Notes due 2026 was $1,000, plus accrued and unpaid interest up to, but not including, the date of purchase, totaling approximately $6.3 million.

On January 11, 2010, we issued $180.0 million aggregate principal amount of our Notes due 2030. The net proceeds from the issuance were utilized to repay a portion of the outstanding indebtedness on our unsecured line of credit and for other general corporate and working capital purposes.

During the year ended December 31, 2010, our Parent Company issued 951,000 shares of its common stock pursuant to equity distribution agreements executed in 2009, raising approximately $15.4 million in net proceeds, after deducting the underwriters' discount and commissions and offering expenses. The net proceeds were utilized to repay a portion of the outstanding indebtedness on our unsecured line of credit and for other general corporate and working capital purposes. Our Parent Company has not issued any additional shares of its common stock pursuant to the equity distribution agreements since March 31, 2010.

On March 31, 2010, we entered into a first amendment to our first amended and restated secured term loan agreement, pursuant to which we voluntarily prepaid $100.0 million of the $250.0 million of previously outstanding borrowings, reducing the outstanding borrowings to $150.0 million. The first amendment reduced the total availability under the secured term loan to $150.0 million and amended the terms of the secured term loan to, among other things, release certain of our subject properties as a result of the partial prepayment (previously pledged as security under the secured term loan), and provide revised conditions for the sale and release of other subject properties.

On April 19, 2010, our Parent Company completed the issuance of 13,225,000 shares of common stock, including the exercise in full of the underwriters' over-allotment option with respect to 1,725,000 shares, resulting in net proceeds of approximately $218.8 million, after deducting the underwriters' discount and commissions and offering expenses. The net proceeds were contributed to us in exchange for 13,225,000 operating partnership units, and we utilized the net proceeds to repay a portion of the outstanding indebtedness on our unsecured line of credit and for other general corporate and working capital purposes.

In April 2010, we received investment grade ratings from two ratings agencies. We sought to obtain an investment grade rating to facilitate access to the investment grade unsecured debt market as part of our overall strategy to maximize our financial flexibility and manage our overall cost of capital. On April 29, 2010, we completed the private placement of $250.0 million aggregate principal amount of our Notes due 2020. The terms of the indenture for the Notes due 2020 requires compliance with various financial covenants including limits on the amount of our total leverage and secured debt and which require us to maintain minimum levels of debt service coverage.

On April 29, 2010, we voluntarily prepaid the remaining $150.0 million of outstanding indebtedness on our secured term loan, securing the release of our remaining subject properties.

In June 2010, we completed the repurchase of $18.0 million face value of our Notes due 2026. The consideration for each $1,000 principal amount of the Notes due 2026 was 100.3% of par, plus accrued and unpaid interest up to, but not including, the date of purchase, totaling approximately $18.3 million. In August 2010, we completed the repurchase of $2.1 million face value of our Notes due 2026. The consideration for each $1,000 principal amount of the Notes due 2026 was 100.3% of par, plus accrued and unpaid interest up to, but not including, the date of purchase, totaling approximately $2.1 million. After giving effect to the purchase, approximately $19.8 million aggregate principal amount of the Notes due 2026 was outstanding as of December 31, 2010.

On September 28, 2010, our Parent Company completed the issuance of 17,250,000 shares of common stock, including the exercise in full of the underwriters' over-allotment option with respect to 2,250,000 shares, resulting in net proceeds of approximately $289.5 million, after deducting the underwriters' discount and commissions and offering expenses. The net proceeds were contributed to us in exchange for 17,250,000 operating partnership units, and we used the net proceeds to fund a portion of the purchase price of previously announced property acquisitions, to repay a portion of the outstanding indebtedness under our unsecured line of credit and for other general corporate and working capital purposes.

BioMed Realty Trust, Inc.'s total capitalization at December 31, 2010 was approximately $4.2 billion and comprised the following:

	Shares/Units at December 31, 2010	Aggregate Principal Amount or Dollar Value Equivalent (In thousands)	Percent of Total Capitalization
Debt:			
Mortgage notes payable(1)		$ 652,317	15.4%
Notes due 2026(2)		19,800	0.5%
Notes due 2030		180,000	4.3%
Notes due 2020(3)		250,000	5.9%
Unsecured line of credit		392,450	9.3%
Total debt		1,494,567	35.4%
Equity:			
Common shares, operating partnership and LTIP units outstanding(4)	134,047,759	2,499,990	59.2%
7.375% Series A preferred shares outstanding (5)	9,200,000	230,000	5.4%
Total capital		2,729,990	64.6%
Total capitalization		$ 4,224,557	100.0%

(1) Amount excludes debt premiums of $5.6 million recorded upon the assumption of the outstanding indebtedness in connection with our purchase of the corresponding properties.

(2) Amount excludes a debt discount of $278,000.

(3) Amount excludes a debt discount of $2.4 million.

(4) Aggregate principal amount based on the market closing price of the common stock of our Parent Company of $18.65 per share on the last trading day of the quarter (December 31, 2010). Limited partners who have been issued OP units have the right to require the operating partnership to redeem part or all of their OP units, which right with respect to LTIP units is subject to vesting and the satisfaction of other conditions. We may elect to acquire those operating partnership units in exchange for shares of our Parent Company's common stock on a one-for-one basis, subject to adjustment. At December 31, 2010, 131,046,509 of the outstanding operating partnership units had been issued to our Parent Company upon receipt of the net proceeds from the issuance of an equal number of shares of our Parent Company's common stock.

(5) Based on the liquidation preference of $25.00 per share for our Parent Company's 7.375% Series A preferred shares (we have issued a corresponding number of 7.375% Series A preferred units).

Although our organizational documents do not limit the amount of indebtedness that we may incur, our Parent Company's board of directors has adopted a policy of targeting our indebtedness at approximately 50% of our total asset book value. At December 31, 2010, the ratio of debt to total asset book value was approximately 37.7%. However, our Parent Company's board of directors may from time to time modify our debt policy in light of current economic or market conditions including, but not limited to, the relative costs of debt and equity capital, market conditions for debt and equity securities and fluctuations in the market price of our Parent Company's common stock. Accordingly, we may increase or decrease our debt to total asset book value ratio beyond the limit described above.

We may from time to time seek to repurchase or redeem our outstanding debt, OP units or preferred units (subject to the repurchase or redemption of an equivalent number of shares of common stock or preferred stock by our Parent Company) or other securities, and our Parent Company may seek to repurchase or redeem its outstanding shares of common stock or preferred stock or other securities, in each case in open market purchases, privately negotiated transactions or otherwise. Such repurchases or redemptions, if any, will depend on prevailing market conditions, our company's liquidity requirements, contractual restrictions and other factors.

Our unsecured credit agreement, as amended, provides for borrowing capacity on our unsecured line of credit of $720.0 million with a maturity date of August 1, 2011. Subject to the administrative agent's reasonable discretion, we may increase the borrowing capacity of the unsecured line of credit to $1.0 billion upon satisfying certain conditions. In addition, we may, in our sole discretion, extend the maturity date of the unsecured line of credit to August 1, 2012 after satisfying certain conditions and paying an extension fee based on the then current facility commitment. At maturity, we may refinance the unsecured line of credit, depending on market conditions and the availability of credit, or we may execute the extension option. The unsecured line of credit bears interest at a floating rate equal to, at our option, either (1) reserve-adjusted LIBOR plus a spread which ranges from 100 to 155 basis points, depending on our leverage, or (2) the higher of (a) the prime rate then in effect plus a spread which ranges from 0 to 25 basis points, or (b) the federal funds rate then in effect plus a spread which ranges from 50 to 75 basis points, in each case, depending on our leverage. We have deferred the loan costs associated with the amendments to the unsecured line of credit, which are being amortized to expense with the unamortized loan costs from the original unsecured line of credit over the remaining term. At December 31, 2010, we had $392.5 million in outstanding borrowings on our unsecured line of credit, with a weighted-average interest rate of 1.4% (excluding the effect of interest rate swaps). At December 31, 2010, we had additional borrowing capacity under the unsecured line of credit of up to approximately $319.7 million (net of outstanding letters of credit issued by us and drawable on the unsecured line of credit of approximately $7.8 million).

The indenture governing the Notes due 2020 also contains financial and operating covenants that, among other things, restrict our ability to take specific actions, even if we believe them to be in our best interest, including restrictions on our ability to (1) consummate a merger, consolidation or sale of all or substantially all of our assets and (2) incur additional secured and unsecured indebtedness. We believe we were in compliance with the covenants as of December 31, 2010.

The terms of the credit agreement for the unsecured line of credit include certain restrictions and covenants, which limit, among other things, the payment of dividends and the incurrence of additional indebtedness and liens. The terms also require compliance with financial ratios relating to the minimum amounts of net worth, fixed charge coverage, unsecured debt service coverage, the maximum amount of secured, and secured recourse indebtedness, leverage ratio and certain investment limitations. The dividend restriction referred to above provides that, except to enable our Parent Company to continue to qualify as a REIT for federal income tax purposes, we will not make distributions with respect to the OP units or other equity interests in an aggregate amount for the preceding four fiscal quarters in excess of 95% of funds from operations, as defined, for such period, subject to other adjustments. We believe that we were in compliance with the covenants as of December 31, 2010.

A summary of our outstanding consolidated mortgage notes payable as of December 31, 2010 and 2009 is as follows (in thousands):

	Stated Fixed Interest Rate	Effective Interest Rate	Principal Balance December 31, 2010	Principal Balance December 31, 2009	Maturity Date
Ardentech Court	7.25%	5.06%	$ 4,237	$ 4,354	July 1, 2012
Bridgeview Technology Park I (1)	8.07%	5.04%	—	11,246	January 1, 2011
Center for Life Science | Boston	7.75%	7.75%	345,577	348,749	June 30, 2014
500 Kendall Street (Kendall D)	6.38%	5.45%	64,230	66,077	December 1, 2018
Lucent Drive(1)	4.75%	4.75%	—	5,129	January 21, 2015
6828 Nancy Ridge Drive	7.15%	5.38%	6,488	6,595	September 1, 2012
Road to the Cure (2)	6.70%	5.78%	14,696	14,956	January 31, 2014
Science Center Drive	7.65%	5.04%	10,800	10,981	July 1, 2011
Shady Grove Road	5.97%	5.97%	147,000	147,000	September 1, 2016
Sidney Street	7.23%	5.11%	27,395	28,322	June 1, 2012
Sorrento West	7.42%	2.72%	13,247	—	November 10, 2011
9865 Towne Centre Drive	7.95%	7.95%	17,636	17,884	June 30, 2013
900 Uniqema Boulevard	8.61%	5.61%	1,011	1,191	May 1, 2015
			652,317	662,484	
Unamortized premiums			5,605	6,970	
			$ 657,922	$ 669,454	

(1) In November 2010, we voluntarily prepaid in full the outstanding mortgage notes totaling approximately $16.0 million pertaining to the Bridgeview Technology Park I and Lucent Drive properties, prior to their respective maturity dates.

(2) In January 2011, we voluntarily prepaid in full the outstanding mortgage note pertaining to the Road to the Cure property, in the amount of approximately $15.1 million including $441,000 of prepayment premium, prior to its maturity date.

Premiums were recorded upon assumption of the mortgage notes payable at the time of the related acquisition to account for above-market interest rates. Amortization of these premiums is recorded as a reduction to interest expense over the remaining term of the respective note using a method that approximates the effective-interest method.

As of December 31, 2010, principal payments due for our indebtedness (excluding debt premiums and discounts, and our proportionate share of the indebtedness of our unconsolidated partnerships) were as follows (in thousands):

2011	$ 424,292
2012	45,177
2013	25,688
2014	352,822
2015	6,253
Thereafter(1)	640,335
	$ 1,494,567

(1) Includes $19.8 million in principal payments of the Notes due 2026 based on a contractual maturity date of October 1, 2026 and $180.0 million in principal payments of the Notes due 2030 based on a contractual maturity date of January 15, 2030.

We are a party to two interest rate swaps, which hedge the risk of increase in interest rates on our variable rate debt. In addition, we entered into forward starting swaps, which were settled with the corresponding counterparties in April 2009, and resulted in the deferral of interest costs recorded in other comprehensive income, which will be amortized as additional interest expense over the term of the corresponding fixed-rate debt.

The accounting for changes in the fair-value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair-value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair-value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. In determining the fair-value of our derivative instruments, we consider the credit risk of our counterparties and ourselves. These counterparties are generally larger financial institutions engaged in providing a variety of financial services. These institutions generally face similar risks regarding adverse changes in market and economic conditions, including, but not limited to, fluctuations in interest rates, exchange rates, equity and commodity prices and credit spreads. While we believe that our counterparties will meet their obligations under the derivative contracts, it is possible that defaults may occur.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair-value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings in the period in which the hedged transaction affects earnings. If charges relating to the hedged transaction are being deferred pursuant to redevelopment or development activities, the effective portion of changes in the fair-value of the derivative instrument are also deferred in other comprehensive income on the consolidated balance sheet, and are amortized to the income statement once the deferred charges from the hedged transaction begin to affect earnings. The ineffective portion of changes in the fair-value of the derivative is recognized directly in earnings. We assess the effectiveness of each hedging relationship by comparing the changes in cash flows of the derivative hedging instrument with the changes in cash flows of the designated hedged item or transaction. For derivatives that are not classified as hedges, changes in the fair-value of the derivative are recognized directly in earnings in the period in which the change occurs.

We are exposed to certain risks arising from both our business operations and economic conditions. We principally manage our exposure to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of our debt funding and the use of derivative financial instruments. Specifically, we enter into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known or expected cash amounts, the value of which are determined by interest rates. Our derivative financial instruments are used to manage differences in the amount, timing, and duration of our known or expected cash receipts and our known or expected cash payments principally related to our investments and borrowings.

Our objective in using derivatives is to add stability to interest expense and to manage our exposure to interest rate movements or other identified risks. To accomplish this objective, we primarily use interest rate swaps as part of our interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying principal amount. During 2010, 2009 and 2008, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt and future variability in the interest-related cash flows from forecasted issuances of debt. We formally document the hedging relationships for all derivative instruments, we have historically accounted for our interest rate swap agreements as cash flow hedges, and we do not use derivatives for trading or speculative purposes.

As of December 31, 2010, we had two interest rate swaps with an aggregate notional amount of $150.0 million that expire in August 2011, under which at each monthly settlement date we either (1) receive the difference between a fixed interest rate, which we refer to as the strike rate, and one-month LIBOR if the strike rate is less than LIBOR or (2) pay such difference if the strike rate is greater than LIBOR. Each of the two interest rate swaps hedges our exposure to the variability on expected cash flows attributable to changes in interest rates on the first interest payments, due on the date that is on or closest after each swap's settlement date, associated with the amount of LIBOR-based debt equal to each swap's notional amount. One of these interest rate swaps has a notional amount of $35.0 million (interest rate of 5.7%, including the applicable credit spread) and is currently intended to hedge interest payments associated with our unsecured line of credit. The remaining interest rate swap has a notional amount of $115.0 million (interest rate of 5.7%, including the applicable credit spread) and is currently intended to hedge interest payments associated with our unsecured line of credit. No initial investment was made to enter into the interest rate swap agreements.

As of December 31, 2010, we had deferred interest costs of approximately $56.2 million in other comprehensive income related to forward starting swaps, which were settled with the corresponding counterparties in March and April 2009 for approximately $86.5 million. The forward starting swaps were entered into to mitigate our exposure to the variability in expected future cash flows attributable to changes in future interest rates associated with a forecasted issuance of fixed-rate debt, with interest payments for a minimum of ten years. In June 2009, we closed on $368.0 million in fixed-rate mortgage loans secured by our 9865 Towne Centre Drive and Center for Life Science | Boston properties. The deferred interest costs will be amortized as additional interest expense over a remaining term of approximately nine years. During the year ended December 31, 2010, approximately $7.1 million of deferred interest costs were recognized as additional interest expense.

Our voluntary prepayment of the remaining balance outstanding on the secured term loan (see Note 5 of the Notes to Consolidated Financial Statements included elsewhere herein) and additional repayment of a portion of the outstanding indebtedness on the unsecured line of credit caused our variable-rate indebtedness to fall below the combined notional value of the outstanding interest rate swaps during the three months ended June 30, 2010, causing us to be temporarily overhedged. In addition, the use of contributed proceeds from our Parent Company's September 28, 2010 common stock offering to repay a portion of the outstanding indebtedness on our unsecured line of credit caused the amount of variable-rate indebtedness to fall below the combined notional value of the outstanding interest rate swaps on September 30, 2010, causing us to be temporarily overhedged. As a result, we re-performed tests in each period to assess the effectiveness of our interest rate swaps. The tests indicated that the $250.0 million interest rate swap was no longer highly effective during the three months ended June 30, 2010, resulting in the prospective discontinuance of hedge accounting through the expiration of the interest rate swap on June 1, 2010. From the date that hedge accounting was discontinued, changes in the fair-value associated with this interest rate swap were recorded directly to earnings, resulting in the recognition of a gain of approximately $1.1 million for the three months ended June 30, 2010, which is included as a component of loss on derivative instruments. In addition, we recorded a charge to earnings of approximately $1.1 million associated with this interest rate swap, relating to interest payments to the swap counterparty and hedge ineffectiveness, which is also included as a component of loss on derivative instruments.

Although the remaining interest rate swaps with an aggregate notional amount of $150.0 million passed the assessment tests at both June 30, 2010 and September 30, 2010 and continued to qualify for hedge accounting, we accelerated the reclassification of amounts deferred in accumulated other comprehensive loss to earnings related to the hedged forecasted transactions that became probable of not occurring during the period in which we were overhedged. This resulted in a cumulative charge to earnings for the year ended December 31, 2010 of approximately $360,000 (net of a gain primarily attributable to the elimination of our overhedged status with respect to the interest rate swaps, upon the expiration of the $250.0 million interest rate swap on June 1, 2010 and an increase in our variable-rate borrowings during the three months ended December 31, 2010).

For the year ended December 31, 2010, we recorded total losses on derivative instruments of $453,000 primarily related to the discontinuance of hedge accounting for our former $250.0 million interest rate swap (see above) and changes in the fair-value of other derivative instruments. For the years ended December 31, 2009, and 2008, we recognized a gain of approximately $203,000 and a loss of approximately $19.9 million, respectively, as a result of hedge ineffectiveness and changes in the fair-value of derivative instruments attributable to mismatches in the maturity date and the interest rate reset dates between the interest rate swap and corresponding debt, and changes in the fair-value of derivatives no longer considered highly effective.

Amounts reported in accumulated other comprehensive loss related to derivatives will be reclassified to earnings during the period in which the hedged transaction affects earnings. The change in net unrealized (loss)/gain on derivative instruments includes reclassifications of net unrealized losses from accumulated other comprehensive loss as (1) an increase to interest expense of $17.5 million, $19.8 million and $7.1 million, for the years ended December 31, 2010, 2009 and 2008, respectively, and (2) a loss on derivative instruments of $453,000 and $19.9 million for the years ended December 31, 2010 and 2008, respectively, and a gain on derivative instruments of $203,000 for the year ended December 31, 2009. During the next twelve months, we estimate that an additional $10.9 million will be reclassified from other accumulated comprehensive income as an increase to interest expense. In addition, for the years ended December 31, 2010 and 2009, approximately $723,000 and $2.7 million, respectively, of settlement payments on interest rate swaps have been deferred in accumulated other comprehensive loss and will be amortized over the useful lives of the related development or redevelopment projects.

The following table provides information with respect to our contractual obligations at December 31, 2010, including maturities and scheduled principal repayments, but excluding related unamortized debt premiums. We were not subject to any material capital lease obligations or unconditional purchase obligations as of December 31, 2010.

Obligation	2011	2012-2013	2014-2015	Thereafter	Total
			(In thousands)		
Mortgage notes payable(1)	$ 31,842	$ 70,865	$ 359,075	$ 190,535	$ 652,317
Notes due 2026(2)	—	—	—	19,800	19,800
Notes due 2030	—	—	—	180,000	180,000
Notes due 2020(3)	—	—	—	250,000	250,000
Unsecured line of credit(4)	392,450	—	—	—	392,450
Share of debt of unconsolidated partnerships(5)	40,481	40,650	—	—	81,131
Interest payments on debt obligations(6)	74,178	129,367	85,250	185,035	473,830
Construction projects	20,591	—	—	—	20,591
Tenant obligations, lease commissions and other commitments	84,739	93	252	—	85,084
Total	$ 644,281	$ 240,975	$ 444,577	$ 825,370	$ 2,155,203

(1) Balance excludes $5.6 million of unamortized debt premium.

(2) Balance excludes $278,000 of unamortized debt discount.

(3) Balance excludes $2.4 million of unamortized debt discount.

(4) The unsecured line of credit matures on August 1, 2011, but we may extend the maturity date of the unsecured line of credit to August 1, 2012 after satisfying certain conditions and paying an extension fee based on the then current facility commitment.

(5) The maturity dates of the secured acquisition and interim loan facility and the secured construction loan were extended to February 12, 2012 and August 13, 2011, respectively, subsequent to December 31, 2010.

(6) Interest payments reflect cash payments that are based on the interest rates in effect and debt balances outstanding on December 31, 2010, excluding the effect of the interest rate swaps on the underlying debt.

Funds from Operations

We present funds from operations, or FFO, available to common shares of our Parent Company and operating partnership and LTIP units because we consider it an important supplemental measure of our operating performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their results. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income. We compute FFO in accordance with standards established by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, in its March 1995 White Paper (as amended in November 1999 and April 2002). As defined by NAREIT, FFO represents net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus real estate related depreciation and amortization (excluding amortization of loan origination costs) and after adjustments for unconsolidated partnerships and joint ventures. Our computation may differ from the methodology for calculating FFO utilized by other equity REITs and, accordingly, may not be comparable to such other REITs. Further, FFO does not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties. FFO should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as an indicator of our financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions.

Our FFO available to common shares of our Parent Company and OP units and a reconciliation to net income for the years ended December 31, 2010 and 2009 (in thousands, except share and unit data) was as follows:

	Years Ended December 31,	
	2010	2009
Net income available to the common stockholders	$ 21,853	$ 41,759
Adjustments:		
Noncontrolling interests in operating partnership(1)	546	1,532
Interest expense on Notes due 2030(2)	6,563	—
Depreciation and amortization - unconsolidated partnerships	3,206	2,647
Depreciation and amortization - consolidated entities	115,355	109,620
Depreciation and amortization - allocable to noncontrolling interest of consolidated joint ventures	(93)	(81)
Funds from operations available to common shares and OP units - diluted	$ 147,430	$ 155,477
Funds from operations per share - diluted	$ 1.16	$ 1.64
Weighted-average common shares outstanding - diluted(2)	126,895,309	95,082,074

(1) Net income allocable to noncontrolling interests in the operating partnership is included in net income available to unitholders of the operating partnership as reflected in the consolidated financial statements of BioMed Realty L.P., included elsewhere herein.

(2) The year ended December 31, 2010 includes 9,914,076 shares of common stock of our Parent Company, potentially issuable pursuant to the exchange feature of the Notes due 2030 and the related interest expense adjustment based on the "if converted" method (a corresponding number of operating partnership units would be issued to our Parent Company). It also includes 1,263,034 shares of unvested restricted stock, which are considered anti-dilutive for purposes of calculating diluted earnings per share. The year ended December 31, 2009 includes 3,231,072 OP units which are considered anti-dilutive for purposes of calculating diluted earnings per share.

Off Balance Sheet Arrangements

As of December 31, 2010, we had investments in the following unconsolidated partnerships: (1) McKellar Court limited partnership, which owns a single tenant occupied property located in San Diego; and (2) two limited liability companies with PREI, which own a portfolio of properties primarily located in Cambridge, Massachusetts (see Note 9 of the Notes to Consolidated Financial Statements included elsewhere herein for more information).

The McKellar Court partnership is a VIE; however, we are not the primary beneficiary. The limited partner at McKellar Court is the only tenant in the property and will bear a disproportionate amount of any losses. We, as the general partner, will receive 22% of the operating cash flows and 75% of the gains upon sale of the property. We account for our general partner interest using the equity method. The assets of the McKellar Court partnership were $14.7 million and $15.9 million at December 31, 2010 and 2009, respectively, and the liabilities were $10.5 million at both December 31, 2010 and 2009. Our equity in net income of the McKellar Court partnership was $970,000, $80,000 and $82,000 for the years ended December 31, 2010, 2009, and 2008, respectively. In December 2009, we provided funding in the form of a promissory note to the McKellar Court partnership in the amount of $10.3 million, which matures at the earlier of (1) January 1, 2020, or (2) the day that the limited partner exercises an option to purchase our ownership interest. Interest-only payments on the promissory note are due monthly at a fixed rate of 8.15% (the rate may adjust higher after January 1, 2015), with the principal balance outstanding due at maturity.

PREI II LLC is a VIE; however, we are not the primary beneficiary. PREI will bear the majority of any losses incurred. PREI I LLC does not qualify as a variable interest entity. In addition, consolidation is not required as we do not control the limited liability companies. In connection with the formation of the PREI joint ventures in April 2007, we contributed 20% of the initial capital. However, the amount of cash flow distributions that we receive may be more or less based on the nature of the circumstances underlying the cash distributions due to provisions in the operating agreements governing the distribution of funds to each member and the occurrence of extraordinary cash flow events. We account for our member interests using the equity method for both limited liability companies. The assets of the PREI joint ventures were $652.3 million and $636.0 million and the liabilities were $423.6 million and $410.3 million at December 31, 2010 and 2009, respectively. Our equity in net loss of the PREI joint ventures was $2.6 million, $2.5 million, and $1.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.

We have been the primary beneficiary in five other VIEs, consisting of single-tenant properties in which the tenant has a fixed-price purchase option, which are consolidated and reflected in our consolidated financial statements.

Our proportionate share of outstanding debt related to our unconsolidated partnerships is summarized below (dollars in thousands):

Name	Ownership Percentage	Interest Rate(2)	Principal Amount(1) December 31, 2010	Principal Amount(1) December 31, 2009	Maturity Date
PREI I LLC and PREI II LLC(3)	20%	3.8%	$ 40,650	$ 40,650	February 10, 2012
PREI I LLC(4)	20%	1.8%	40,481	38,415	August 13, 2011
Total..			$ 81,131	$ 79,065	

(1) Amount represents our proportionate share of the total outstanding indebtedness for each of the unconsolidated partnerships.

(2) Effective or weighted-average interest rate of the outstanding indebtedness as of December 31, 2010, including the effect of an interest rate cap.

(3) Amount represents our proportionate share of the total draws outstanding under a secured acquisition and interim loan facility, which bears interest at a rate equal to, at the option of our PREI joint ventures, either (1) reserve adjusted LIBOR plus 350 basis points or (2) the higher of (a) the prime rate then in effect, (b) the federal funds rate then in effect plus 50 basis points or (c) one-month LIBOR plus 450 basis points, and requires interest only monthly payments until the maturity date. On January 19, 2011, the maturity date of the secured acquisition and interim loan facility was extended from February 10, 2011 to February 10, 2012.

(4) Amount represents our proportionate share of a secured construction loan, which bears interest at a LIBOR-indexed variable rate. The secured construction loan was executed by a wholly owned subsidiary of PREI I LLC in connection with the construction of the 650 East Kendall Street property (initial borrowings of $84.0 million on February 13, 2008 were used in part to repay a portion of the secured acquisition and interim loan facility). The remaining balance is being utilized to fund construction costs at the property. On January 11, 2011, the maturity date of the secured construction loan was extended from February 13, 2011 to August 13, 2011. At maturity, we may refinance the loan, depending on market conditions and the availability of credit, or we may repay the principal balance of the secured construction loan.

Inflation

Some of our leases contain provisions designed to mitigate the adverse impact of inflation. These provisions generally increase rental rates during the terms of the leases either at fixed rates or indexed escalations (based on the Consumer Price Index or other measures). We may be adversely impacted by inflation on the leases that do not contain indexed escalation provisions. In addition, most of our leases require the tenant to pay an allocable share of operating expenses, including common area maintenance costs, real estate taxes and insurance. This may reduce our exposure to increases in costs and operating expenses resulting from inflation, assuming our properties remain leased and tenants fulfill their obligations to reimburse us for such expenses.

Portions of our unsecured line of credit and secured construction loan bear interest at a variable rate, which will be influenced by changes in short-term interest rates, and will be sensitive to inflation.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Our future income, cash flows and fair-values relevant to financial instruments depend upon prevailing market interest rates. Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, commodity prices and equity prices. The primary market risk to which we believe we are exposed is interest rate risk. Many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors that are beyond our control contribute to interest rate risk.

As of December 31, 2010, our consolidated debt consisted of the following (dollars in thousands):

	Principal Balance(1)	Percent of Total Debt	Effective Interest Rate at 12/31/10
Fixed interest rate(2)	$ 1,105,015	73.8%	6.16%
Variable interest rate(3)	392,450	26.2%	1.35%
Total/weighted-average effective interest rate	$ 1,497,465	100.0%	4.90%

(1) Principal balance includes only consolidated indebtedness.

(2) Includes eleven mortgage notes payable secured by certain of our properties (including $5.6 million of unamortized premium), our Notes due 2026 (including $278,000 of unamortized debt discount), our Notes due 2030, and our Notes due 2020 (including $2.4 million of unamortized debt discount).

(3) Includes our unsecured line of credit, which bears interest based at a LIBOR-indexed variable interest rate, plus a credit spread. The stated effective rate for the variable interest debt excludes the impact of any interest rate swap agreements. We have entered into two interest rate swaps, which were intended to have the effect of initially fixing the interest rates on $150.0 million of our variable rate debt at a weighted average interest rate of 4.7% (excluding applicable credit spreads for the underlying debt).

To determine the fair-value of our outstanding consolidated indebtedness, we utilize quoted market prices to estimate the fair-value, when available. If quoted market prices are not available, we calculate the fair-value of our mortgage notes payable and other fixed-rate debt based on an estimate of current lending rates, assuming the debt is outstanding through maturity and considering the notes' collateral. In determining the current market rate for fixed-rate debt, a market credit spread is added to the quoted yields on federal government treasury securities with similar terms to debt. In determining the current market rate for variable-rate debt, a market credit spread is added to the current effective interest rate. At December 31, 2010, the fair-value of the fixed-rate debt was estimated to be $1.2 billion compared to the net carrying value of $1.1 billion (includes $5.6 million of unamortized debt premium, $278,000 of unamortized debt discount associated with the Notes due 2026, and $2.4 million of unamortized debt discount associated with the Notes due 2020). At December 31, 2010, the fair-value of the variable-rate debt was estimated to be $388.6 million compared to the net carrying value of $392.5 million. We do not believe that the interest rate risk represented by our fixed-rate debt or the risk of changes in the credit spread related to our variable-rate debt was material as of December 31, 2010 in relation to total assets of $4.0 billion and equity market capitalization of $2.7 billion of BioMed Realty Trust, Inc.'s common stock and preferred stock, and BioMed Realty, L.P.'s OP units.

Based on the outstanding unhedged balances of our unsecured line of credit and our proportionate share of the outstanding balance for the PREI joint ventures' secured construction loan at December 31, 2010, a 1% change in interest rates would change our interest costs by approximately $2.8 million per year. This amount was determined by considering the impact of hypothetical interest rates on our financial instruments. This analysis does not consider the effect of any change in overall economic activity that could occur in that environment. Further, in the event of a change of the magnitude discussed above, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, this analysis assumes no changes in our financial structure.

In order to modify and manage the interest rate characteristics of our outstanding debt and to limit the effects of interest rate risks on our operations, we may utilize a variety of financial instruments, including interest rate swaps, caps and treasury locks in order to mitigate our interest rate risk on a related financial instrument. The use of these types of instruments to hedge our exposure to changes in interest rates carries additional risks, including counterparty credit risk, the enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. To limit counterparty credit risk we will seek to enter into such agreements with major financial institutions with high credit ratings. There can be no assurance that we will be able to adequately protect against the foregoing risks and will ultimately realize an economic benefit that exceeds the related amounts incurred in connection with engaging in such hedging activities. We do not enter into such contracts for speculative or trading purposes.

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
BioMed Realty Trust, Inc.:

We have audited the accompanying consolidated balance sheets of BioMed Realty Trust, Inc. and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of income, equity, comprehensive income/(loss), and cash flows for each of the years in the three-year period ended December 31, 2010. In connection with our audits of the consolidated financial statements, we also have audited the accompanying financial statement schedule III. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BioMed Realty Trust, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 8, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

San Diego, California
February 8, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
BioMed Realty Trust, Inc.:

We have audited BioMed Realty Trust, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, BioMed Realty Trust, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of BioMed Realty Trust, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated February 8, 2011 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

San Diego, California
February 8, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Partners
BioMed Realty, L.P.:

We have audited the accompanying consolidated balance sheets of BioMed Realty, L.P. and subsidiaries (the Operating Partnership) as of December 31, 2010 and 2009, and the related consolidated statements of income, capital, comprehensive income/(loss), and cash flows for each of the years in the three year period ended December 31, 2010. In connection with our audits of the consolidated financial statements, we also have audited the accompanying financial statement schedule III. These consolidated financial statements and financial statement schedule are the responsibility of the Operating Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BioMed Realty L.P. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

San Diego, California
February 8, 2011

BIOMED REALTY TRUST, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31,	
	2010	**2009**
ASSETS		
Investments in real estate, net	$ 3,536,114	$ 2,971,767
Investment in unconsolidated partnerships	57,265	56,909
Cash and cash equivalents	21,467	19,922
Restricted cash	9,971	15,355
Accounts receivable, net	5,874	4,135
Accrued straight-line rents, net	106,905	82,066
Acquired above-market leases, net	30,566	3,047
Deferred leasing costs, net	125,060	83,274
Deferred loan costs, net	11,499	8,123
Other assets	55,033	38,676
Total assets	$ 3,959,754	$ 3,283,274
LIABILITIES AND EQUITY		
Mortgage notes payable, net	$ 657,922	$ 669,454
Secured term loan	—	250,000
Exchangeable senior notes due 2026, net	19,522	44,685
Exchangeable senior notes due 2030	180,000	—
Unsecured senior notes due 2020, net	247,571	—
Unsecured line of credit	392,450	397,666
Security deposits	11,749	7,929
Dividends and distributions payable	27,029	18,531
Accounts payable, accrued expenses and other liabilities	98,826	47,388
Derivative instruments	3,826	12,551
Acquired below-market leases, net	7,963	11,138
Total liabilities	1,646,858	1,459,342
Equity:		
Stockholders' equity:		
Preferred stock, $.01 par value, 15,000,000 shares authorized: 7.375% Series A cumulative redeemable preferred stock, $230,000,000 liquidation preference ($25.00 per share), 9,200,000 shares issued and outstanding at December 31, 2010 and 2009	222,413	222,413
Common stock, $.01 par value, 200,000,000 and 150,000,000 shares authorized, 131,046,509 and 99,000,269 shares issued and outstanding at December 31, 2010 and 2009, respectively	1,310	990
Additional paid-in capital	2,371,488	1,843,551
Accumulated other comprehensive loss	(70,857)	(85,183)
Dividends in excess of earnings	(221,176)	(167,429)
Total stockholders' equity	2,303,178	1,814,342
Noncontrolling interests	9,718	9,590
Total equity	2,312,896	1,823,932
Total liabilities and equity	$ 3,959,754	$ 3,283,274

See accompanying notes to consolidated financial statements.

BIOMED REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share data)

	Years Ended December 31,		
	2010	2009	2008
Revenues:			
Rental	$ 295,107	$ 269,901	$ 227,464
Tenant recoveries	87,403	77,406	72,166
Other income	3,927	13,859	2,343
Total revenues	386,437	361,166	301,973
Expenses:			
Rental operations	75,861	73,213	61,600
Real estate taxes	36,577	31,611	23,129
Depreciation and amortization	115,355	109,620	84,227
General and administrative	25,901	22,455	22,659
Acquisition related expenses	3,053	464	175
Total expenses	256,747	237,363	191,790
Income from operations	129,690	123,803	110,183
Equity in net loss of unconsolidated partnerships	(1,645)	(2,390)	(1,200)
Interest income	172	308	485
Interest expense	(86,245)	(64,998)	(41,172)
(Loss)/gain on derivative instruments	(453)	203	(19,948)
(Loss)/gain on extinguishment of debt	(2,205)	3,264	14,783
Net income	39,314	60,190	63,131
Net income attributable to noncontrolling interests	(498)	(1,468)	(2,077)
Net income attributable to the Company	38,816	58,722	61,054
Preferred stock dividends	(16,963)	(16,963)	(16,963)
Net income available to common stockholders	$ 21,853	$ 41,759	$ 44,091
Net income per share available to common stockholders:			
Basic and diluted earnings per share	$ 0.19	$ 0.45	$ 0.61
Weighted-average common shares outstanding:			
Basic	112,698,704	91,011,123	71,684,244
Diluted	115,718,199	91,851,002	75,408,153

2010 Annual Report to Stockholders

See accompanying notes to consolidated financial statements.

BIOMED REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF EQUITY
(In thousands, except share data)

	Series A Preferred Stock	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive (Loss)/Income	Dividends in Excess of Earnings	Total Stockholders' Equity	Noncontrolling Interests	Total Equity
Balance at December 31, 2007	$ 222,413	65,571,304	$ 656	$ 1,291,740	$ (21,762)	$ (93,546)	$ 1,399,501	$ 17,280	$ 1,416,781
Net proceeds from sale of common stock	—	14,754,000	147	361,983	—	—	362,130	—	362,130
Net issuances of unvested restricted common stock	—	363,917	4	(4)	—	—	—	—	—
Conversion of OP units to common stock	—	68,200	1	485	—	—	486	(895)	(409)
Vesting of share-based awards	—	—	—	6,805	—	—	6,805	—	6,805
Common stock dividends	—	—	—	—	—	(97,081)	(97,081)	—	(97,081)
OP unit distributions	—	—	—	—	—	—	—	(4,669)	(4,669)
Purchase of noncontrolling interests	—	—	—	—	—	—	—	(1,412)	(1,412)
Net income	—	—	—	—	—	61,054	61,054	2,077	63,131
Preferred stock dividends	—	—	—	—	—	(16,963)	(16,963)	—	(16,963)
Unrealized loss on derivative instruments	—	—	—	—	(90,364)	—	(90,364)	—	(90,364)
Balance at December 31, 2008	222,413	80,757,421	808	1,661,009	(112,126)	(146,536)	1,625,568	12,381	1,637,949
Net proceeds from sale of common stock	—	17,302,754	173	173,994	—	—	174,167	—	174,167
Net issuances of unvested restricted common stock	—	581,140	6	(37)	—	—	(31)	—	(31)
Conversion of OP units to common stock	—	358,954	3	2,108	—	—	2,111	(2,111)	—
Vesting of share-based awards	—	—	—	5,625	—	—	5,625	—	5,625
Reallocation of equity to noncontrolling interests	—	—	—	852	—	—	852	(852)	—
Common stock dividends	—	—	—	—	—	(62,652)	(62,652)	—	(62,652)
OP unit distributions	—	—	—	—	—	—	—	(2,245)	(2,245)
Net income	—	—	—	—	—	58,722	58,722	1,468	60,190
Preferred stock dividends	—	—	—	—	—	(16,963)	(16,963)	—	(16,963)
Unrealized gain on marketable securities	—	—	—	—	511	—	511	26	537
Amortization of deferred interest costs	—	—	—	—	3,485	—	3,485	103	3,588
Unrealized gain on derivative instruments	—	—	—	—	22,947	—	22,947	820	23,767
Balance at December 31, 2009	222,413	99,000,269	990	1,843,551	(85,183)	(167,429)	1,814,342	9,590	1,823,932
Net proceeds from sale of common stock	—	31,426,000	314	523,358	—	—	523,672	—	523,672
Net issuances of unvested restricted common stock	—	544,930	5	(1,243)	—	—	(1,238)	—	(1,238)
Conversion of OP units to common stock	—	75,310	1	(30)	—	—	(29)	29	—
Vesting of share-based awards	—	—	—	6,989	—	—	6,989	—	6,989
Reallocation of equity to noncontrolling interests	—	—	—	(1,137)	—	—	(1,137)	1,137	—
Common stock dividends	—	—	—	—	—	(75,600)	(75,600)	—	(75,600)
OP unit distributions	—	—	—	—	—	—	—	(1,895)	(1,895)
Net income	—	—	—	—	—	38,816	38,816	498	39,314
Preferred stock dividends	—	—	—	—	—	(16,963)	(16,963)	—	(16,963)
Reclassification on sale of marketable securities	—	—	—	—	(522)	—	(522)	(15)	(537)
Unrealized loss on marketable securities	—	—	—	—	(72)	—	(72)	(2)	(74)
Amortization of deferred interest costs	—	—	—	—	6,943	—	6,943	171	7,114
Unrealized gain on derivative instruments	—	—	—	—	7,977	—	7,977	205	8,182
Balance at December 31, 2010	$ 222,413	131,046,509	$ 1,310	$ 2,371,488	$ (70,857)	$ (221,176)	$ 2,303,178	$ 9,718	$ 2,312,896

See accompanying notes to consolidated financial statements.

BIOMED REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(In thousands)

	Years Ended December 31,		
	2010	**2009**	**2008**
Net income available to common stockholders and noncontrolling interests	$ 22,351	$ 43,227	$ 46,168
Other comprehensive income/(loss):			
Unrealized gain/(loss) on derivative instruments	8,630	26,841	(84,374)
Amortization of deferred interest costs	7,114	3,588	—
Equity in other comprehensive income/(loss) of unconsolidated partnerships	71	(503)	(917)
Deferred settlement payments on interest rate swaps, net	(519)	(2,571)	(5,073)
Reclassification on sale of marketable securities	(537)	—	—
Unrealized (loss)/gain on marketable securities	(74)	537	—
Total other comprehensive income/(loss)	14,685	27,892	(90,364)
Comprehensive income/(loss)	37,036	71,119	(44,196)
Comprehensive income attributable to noncontrolling interests	(857)	(2,417)	(2,077)
Comprehensive income/(loss) attributable to common stockholders	$ 36,179	$ 68,702	$ (46,273)

2010 Annual Report to Stockholders

See accompanying notes to consolidated financial statements.

BIOMED REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2010	2009	2008
Operating activities:			
Net income	$ 39,314	$ 60,190	$ 63,131
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss/(gain) on extinguishment of debt	2,156	(3,264)	(14,783)
Loss/(gain) on derivative instruments	453	(203)	19,948
Gain on sale of marketable securities	(865)	(681)	—
Depreciation and amortization	115,355	109,620	84,227
Allowance for doubtful accounts	1,759	6,257	796
Revenue reduction attributable to acquired above-market leases	2,890	1,282	1,416
Revenue recognized related to acquired below-market leases	(3,992)	(7,526)	(6,422)
Revenue reduction attributable to lease incentives	2,209	1,278	2,006
Compensation expense related to restricted common stock and LTIP units	6,989	5,625	6,106
Amortization of deferred loan costs	4,302	3,950	4,107
Amortization of debt premium on mortgage notes payable	(1,939)	(1,853)	(1,343)
Amortization of debt discount on exchangeable senior notes due 2026	573	1,810	1,561
Amortization of debt discount on unsecured senior notes due 2020	128	—	—
Loss from unconsolidated partnerships	2,738	2,390	1,200
Distributions representing a return on capital received from unconsolidated partnerships	1,374	586	687
Amortization of deferred interest costs	7,114	3,588	—
Changes in operating assets and liabilities:			
Restricted cash	5,384	(7,478)	990
Accounts receivable	(2,052)	4,197	(5,319)
Accrued straight-line rents	(26,285)	(29,100)	(22,160)
Deferred leasing costs	(5,631)	(8,669)	(11,514)
Other assets	(16,976)	(883)	(4,943)
Security deposits	2,756	306	533
Accounts payable, accrued expenses and other liabilities	24,141	2,706	(5,178)
Net cash provided by operating activities	161,895	144,128	115,046
Investing activities:			
Purchases of interests in and additions to investments in real estate and related intangible assets	(705,304)	(114,191)	(243,452)
Contributions to/purchases of interests in unconsolidated partnerships	(4,397)	(42,825)	—
Sale of marketable securities	1,227	961	—
Proceeds from sale of real estate assets, net of selling costs	—	—	28,800
Distributions representing a return of capital received from unconsolidated partnerships	—	—	1,373
Receipts of master lease payments	189	—	373
Funds held in escrow for acquisitions	(1,800)	—	—
Additions to non-real estate assets	(901)	(611)	(5,755)
Net cash used in investing activities	(710,986)	(156,666)	(218,661)
Financing activities:			
Proceeds from common stock offerings	545,804	181,861	371,310
Payment of common stock offering costs	(22,132)	(7,694)	(9,180)
Payment of deferred loan costs	(8,912)	(4,037)	(143)
Mortgage notes proceeds	—	368,000	—
Principal payments on mortgage notes payable	(23,463)	(49,854)	(24,454)

	Years Ended December 31,		
	2010	2009	2008
Secured term loan repayments	(250,000)	—	—
Repurchases of exchangeable senior notes due 2026	(26,410)	(74,181)	(28,826)
Proceeds from exchangeable senior notes due 2030	180,000	—	—
Proceeds from unsecured senior notes due 2020	247,443	—	—
Unsecured line of credit proceeds	745,392	483,337	199,750
Unsecured line of credit repayments	(750,608)	(194,438)	(361,930)
Secured construction loan proceeds	—	—	81,968
Secured construction loan repayments	—	(507,128)	—
Settlement of derivative instruments	—	(86,482)	—
Deferred settlement payments on interest rate swaps, net	(519)	(2,571)	(5,073)
Distributions to operating partnership unit and LTIP unit holders	(1,816)	(2,966)	(4,547)
Dividends paid to common stockholders	(67,180)	(75,846)	(90,354)
Dividends paid to preferred stockholders	(16,963)	(16,963)	(16,963)
Net cash provided by financing activities	550,636	11,038	111,558
Net increase/(decrease) in cash and cash equivalents	1,545	(1,500)	7,943
Cash and cash equivalents at beginning of year	19,922	21,422	13,479
Cash and cash equivalents at end of year	$ 21,467	$ 19,922	$ 21,422
Supplemental disclosure of cash flow information:			
Cash paid for interest (net of amounts capitalized of $5,442, $12,405, and $42,320, respectively)	$ 74,620	$ 52,971	$ 40,691
Supplemental disclosure of non-cash investing and financing activities:			
Accrual for common stock dividends declared	22,279	13,860	27,053
Accrual for preferred stock dividends declared	4,241	4,241	4,241
Accrual for distributions declared for operating partnership unit and LTIP unit holders	509	430	1,151
Accrued additions to real estate and related intangible assets	37,415	13,296	37,828
Mortgage note assumed (includes premium of $660 in 2010)	13,951	—	—

See accompanying notes to consolidated financial statements.

BIOMED REALTY, L.P.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2010	December 31, 2009
ASSETS		
Investments in real estate, net	$ 3,536,114	$ 2,971,767
Investment in unconsolidated partnerships	57,265	56,909
Cash and cash equivalents	21,467	19,922
Restricted cash	9,971	15,355
Accounts receivable, net	5,874	4,135
Accrued straight-line rents, net	106,905	82,066
Acquired above-market leases, net	30,566	3,047
Deferred leasing costs, net	125,060	83,274
Deferred loan costs, net	11,499	8,123
Other assets	55,033	38,676
Total assets	$ 3,959,754	$ 3,283,274
LIABILITIES AND CAPITAL		
Mortgage notes payable, net	$ 657,922	$ 669,454
Secured term loan	—	250,000
Exchangeable senior notes due 2026, net	19,522	44,685
Exchangeable senior notes due 2030	180,000	—
Unsecured senior notes due 2020, net	247,571	—
Unsecured line of credit	392,450	397,666
Security deposits	11,749	7,929
Distributions payable	27,029	18,531
Accounts payable, accrued expenses and other liabilities	98,826	47,388
Derivative instruments	3,826	12,551
Acquired below-market leases, net	7,963	11,138
Total liabilities	1,646,858	1,459,342
Capital:		
Partners' capital:		
Preferred units, 7.375% Series A cumulative redeemable preferred units, $230,000,000 liquidation preference ($25.00 per unit), 9,200,000 units issued and outstanding at December 31, 2010 and 2009	222,413	222,413
Limited partners' capital, 3,001,250 and 3,076,560 units issued and outstanding at December 31, 2010 and 2009, respectively	9,918	9,723
General partner's capital, 131,046,509 and 99,000,269 units issued and outstanding at December 31, 2010 and 2009, respectively	2,150,314	1,676,182
Accumulated other comprehensive loss	(69,549)	(84,234)
Total partners' capital	2,313,096	1,824,084
Noncontrolling interests	(200)	(152)
Total capital	2,312,896	1,823,932
Total liabilities and capital	$ 3,959,754	$ 3,283,274

See accompanying notes to consolidated financial statements.

BIOMED REALTY, L.P.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share data)

	Years Ended December 31,		
	2010	2009	2008
Revenues:			
Rental	$ 295,107	$ 269,901	$ 227,464
Tenant recoveries	87,403	77,406	72,166
Other income	3,927	13,859	2,343
Total revenues	386,437	361,166	301,973
Expenses:			
Rental operations	75,861	73,213	61,600
Real estate taxes	36,577	31,611	23,129
Depreciation and amortization	115,355	109,620	84,227
General and administrative	25,901	22,455	22,659
Acquisition related expenses	3,053	464	175
Total expenses	256,747	237,363	191,790
Income from operations	129,690	123,803	110,183
Equity in net loss of unconsolidated partnerships	(1,645)	(2,390)	(1,200)
Interest income	172	308	485
Interest expense	(86,245)	(64,998)	(41,172)
(Loss)/gain on derivative instruments	(453)	203	(19,948)
(Loss)/gain on extinguishment of debt	(2,205)	3,264	14,783
Net income	39,314	60,190	63,131
Net loss attributable to noncontrolling interests	48	64	9
Net income attributable to the Operating Partnership	39,362	60,254	63,140
Preferred unit distributions	(16,963)	(16,963)	(16,963)
Net income available to the unitholders	$ 22,399	$ 43,291	$ 46,177
Net income per unit attributable to unitholders:			
Basic and diluted earnings per unit	$ 0.19	$ 0.45	$ 0.61
Weighted-average units outstanding:			
Basic	115,572,569	94,005,382	74,753,230
Diluted	115,572,569	94,005,382	75,408,153

See accompanying notes to consolidated financial statements.

BIOMED REALTY, L.P.

CONSOLIDATED STATEMENTS OF CAPITAL
(In thousands, except share data)

	Preferred Series A		Limited Partners' Capital		General Partner's Capital		Accumulated Other Comprehensive (Loss)/Income	Total Partners' Equity	Noncontrolling Interests	Total Equity
	Units	Amount	Units	Amount	Units	Amount				
Balance at December 31, 2007	9,200,000	$ 222,413	3,318,280	$ 15,947	65,571,304	$ 1,198,850	$ (21,762)	$ 1,415,448	$ 1,333	$ 1,416,780
Proceeds from issuance of OP units	—	—	—	—	14,754,000	362,130	—	362,130	—	362,130
Net issuances of unvested restricted OP units	—	—	185,434	—	363,917	—	—	—	—	—
Conversion of OP units	—	—	(68,200)	(895)	68,200	486	—	(409)	—	(409)
Vesting of share-based awards	—	—	—	—	—	6,805	—	6,805	—	6,805
Distributions	—	(16,963)	—	(4,669)	—	(97,081)	—	(118,713)	—	(118,713)
Purchase of noncontrolling interests	—	—	—	—	—	—	—	—	(1,412)	(1,412)
Net income	—	16,963	—	2,086	—	44,091	—	63,140	(9)	63,131
Unrealized loss on derivative instruments	—	—	—	—	—	—	(90,364)	(90,364)	—	(90,364)
Balance at December 31, 2008	9,200,000	222,413	3,435,514	12,469	80,757,421	1,515,281	(112,126)	1,638,037	(88)	1,637,948
Proceeds from issuance of OP units	—	—	—	—	17,302,754	174,167	—	174,167	—	174,167
Net issuances of unvested restricted OP units	—	—	—	—	581,140	(31)	—	(31)	—	(31)
Conversion of OP units	—	—	(358,954)	(2,111)	358,954	2,111	—	—	—	—
Vesting of share-based awards	—	—	—	—	—	5,625	—	5,625	—	5,625
Reallocation of equity to limited partners	—	—	—	79	—	(79)	—	—	—	—
Distributions	—	(16,963)	—	(2,245)	—	(62,652)	—	(81,860)	—	(81,860)
Net income	—	16,963	—	1,532	—	41,759	—	60,254	(64)	60,190
Unrealized gain on marketable securities	—	—	—	—	—	—	537	537	—	537
Amortization of deferred interest costs	—	—	—	—	—	—	3,588	3,588	—	3,588
Unrealized gain on derivative instruments	—	—	—	—	—	—	23,767	23,767	—	23,767
Balance at December 31, 2009	9,200,000	222,413	3,076,560	9,724	99,000,269	1,676,181	(84,234)	1,824,084	(152)	1,823,932
Proceeds from issuance of OP units	—	—	—	—	31,426,000	523,672	—	523,672	—	523,672
Net issuances of unvested restricted OP units	—	—	—	—	544,930	(1,238)	—	(1,238)	—	(1,238)
Conversion of OP units	—	—	(75,310)	29	75,310	(29)	—	—	—	—
Vesting of share-based awards	—	—	—	—	—	6,989	—	6,989	—	6,989
Reallocation of equity to limited partners	—	—	—	1,514	—	(1,514)	—	—	—	—
Distributions	—	(16,963)	—	(1,895)	—	(75,600)	—	(94,458)	—	(94,458)
Net income	—	16,963	—	546	—	21,853	—	39,362	(48)	39,314
Reclassification on sale of marketable securities	—	—	—	—	—	—	(537)	(537)	—	(537)
Unrealized loss on marketable securities	—	—	—	—	—	—	(74)	(74)	—	(74)
Amortization of deferred interest costs	—	—	—	—	—	—	7,114	7,114	—	7,114
Unrealized gain on derivative instruments	—	—	—	—	—	—	8,182	8,182	—	8,182
Balance at December 31, 2010	9,200,000	$ 222,413	3,001,250	$ 9,918	131,046,509	$ 2,150,314	$ (69,549)	$ 2,313,096	$ (200)	$ 2,312,896

See accompanying notes to consolidated financial statements.

BIOMED REALTY, L.P.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(In thousands)

	Years Ended December 31,		
	2010	2009	2008
Net income available to unitholders and noncontrolling interests	$ 22,351	$ 43,227	$ 46,168
Other comprehensive income/(loss):			
Unrealized gain/(loss) on derivative instruments	8,630	26,841	(84,374)
Amortization of deferred interest costs	7,114	3,588	—
Equity in other comprehensive income/(loss) of unconsolidated partnerships	71	(503)	(917)
Deferred settlement payments on interest rate swaps, net	(519)	(2,571)	(5,073)
Reclassification on sale of marketable securities	(537)	—	—
Unrealized (loss)/gain on marketable securities	(74)	537	—
Total other comprehensive income/(loss)	14,685	27,892	(90,364)
Comprehensive income/(loss)	$ 37,036	$ 71,119	$ (44,196)

See accompanying notes to consolidated financial statements.

BIOMED REALTY, L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2010	2009	2008
Operating activities:			
Net income	$ 39,314	$ 60,190	$ 63,131
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss/(gain) on extinguishment of debt	2,156	(3,264)	(14,783)
Loss/(gain) on derivative instruments	453	(203)	19,948
Gain on sale of marketable securities	(865)	(681)	—
Depreciation and amortization	115,355	109,620	84,227
Allowance for doubtful accounts	1,759	6,257	796
Revenue reduction attributable to acquired above-market leases	2,890	1,282	1,416
Revenue recognized related to acquired below-market leases	(3,992)	(7,526)	(6,422)
Revenue reduction attributable to lease incentives	2,209	1,278	2,006
Compensation expense related to share-based payments	6,989	5,625	6,106
Amortization of deferred loan costs	4,302	3,950	4,107
Amortization of debt premium on mortgage notes payable	(1,939)	(1,853)	(1,343)
Amortization of debt discount on exchangeable senior notes due 2026	573	1,810	1,561
Amortization of debt discount on unsecured senior notes due 2020	128	—	—
Loss from unconsolidated partnerships	2,738	2,390	1,200
Distributions representing a return on capital received from unconsolidated partnerships	1,374	586	687
Amortization of deferred interest costs	7,114	3,588	—
Changes in operating assets and liabilities:			
Restricted cash	5,384	(7,478)	990
Accounts receivable	(2,052)	4,197	(5,319)
Accrued straight-line rents	(26,285)	(29,100)	(22,160)
Deferred leasing costs	(5,631)	(8,669)	(11,514)
Other assets	(16,976)	(883)	(4,943)
Security deposits	2,756	306	533
Accounts payable, accrued expenses and other liabilities	24,141	2,706	(5,178)
Net cash provided by operating activities	161,895	144,128	115,046
Investing activities:			
Purchases of interests in and additions to investments in real estate and related intangible assets	(705,304)	(114,191)	(243,452)
Contributions to/purchases of interests in unconsolidated partnerships	(4,397)	(42,825)	—
Sale of marketable securities	1,227	961	—
Proceeds from sale of real estate assets, net of selling costs	—	—	28,800
Distributions representing a return of capital received from unconsolidated partnerships	—	—	1,373
Receipts of master lease payments	189	—	373
Funds held in escrow for acquisitions	(1,800)	—	—
Additions to non-real estate assets	(901)	(611)	(5,755)
Net cash used in investing activities	(710,986)	(156,666)	(218,661)
Financing activities:			
Proceeds from issuance of OP units	523,672	174,167	362,130
Payment of deferred loan costs	(8,912)	(4,037)	(143)
Mortgage notes proceeds	—	368,000	—
Principal payments on mortgage notes payable	(23,463)	(49,854)	(24,454)
Secured term loan repayments	(250,000)	—	—
Repurchases of exchangeable senior notes due 2026	(26,410)	(74,181)	(28,826)

	Years Ended December 31,		
	2010	2009	2008
Proceeds from exchangeable senior notes due 2030	180,000	—	—
Proceeds from unsecured senior notes due 2020	247,443	—	—
Unsecured line of credit proceeds	745,392	483,337	199,750
Unsecured line of credit repayments	(750,608)	(194,438)	(361,930)
Secured construction loan proceeds	—	—	81,968
Secured construction loan repayments	—	(507,128)	—
Settlement of derivative instruments	—	(86,482)	—
Deferred settlement payments on interest rate swaps, net	(519)	(2,571)	(5,073)
Distributions paid to unitholders	(68,996)	(78,812)	(94,901)
Distributions paid to preferred unitholders	(16,963)	(16,963)	(16,963)
Net cash provided by financing activities	550,636	11,038	111,558
Net increase/(decrease) in cash and cash equivalents	1,545	(1,500)	7,943
Cash and cash equivalents at beginning of year	19,922	21,422	13,479
Cash and cash equivalents at end of year	$ 21,467	$ 19,922	$ 21,422
Supplemental disclosure of cash flow information:			
Cash paid for interest (net of amounts capitalized of $5,442, $12,405, and $42,320, respectively)	$ 74,620	$ 52,971	$ 40,691
Supplemental disclosure of non-cash investing and financing activities:			
Accrual for unit distributions declared	22,788	14,290	28,204
Accrual for preferred unit distributions declared	4,241	4,241	4,241
Accrued additions to real estate and related intangible assets	37,415	13,296	37,828
Mortgage note assumed (includes premium of $660 in 2010)	13,951	—	—

2010 Annual Report to Stockholders

See accompanying notes to consolidated financial statements.

BIOMED REALTY TRUST, INC.
BIOMED REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization of the Parent Company and Description of Business

BioMed Realty Trust, Inc., a Maryland corporation (the "Parent Company") was incorporated in Maryland on April 30, 2004. On August 11, 2004, the Parent Company commenced operations after completing its initial public offering. The Parent Company operates as a fully integrated, self-administered and self-managed real estate investment trust ("REIT") focused on acquiring, developing, owning, leasing and managing laboratory and office space for the life science industry principally through its subsidiary, BioMed Realty, L.P., a Maryland limited partnership (the "Operating Partnership" or together with the Parent Company referred to as the "Company"). The Company's tenants primarily include biotechnology and pharmaceutical companies, scientific research institutions, government agencies and other entities involved in the life science industry. The Company's properties are generally located in markets with well-established reputations as centers for scientific research, including Boston, San Diego, San Francisco, Seattle, Maryland, Pennsylvania and New York/New Jersey.

The Parent Company is the sole general partner of the Operating Partnership and, as of December 31, 2010, owned a 97.8% percentage interest in the Operating Partnership. The remaining 2.2% percentage interest in the Operating Partnership is held by limited partners. Each partner's percentage interest in the Operating Partnership is determined based on the number of operating partnership units and long-term incentive plan units ("LTIP units" and together with the operating partnership units, the "OP units") owned as compared to total OP units (and potentially issuable OP units, as applicable) outstanding as of each period end and is used as the basis for the allocation of net income or loss to each partner.

Information with respect to the number of properties, square footage, and the percent of rentable square feet leased to tenants is unaudited.

2. Basis of Presentation and Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, partnerships and limited liability companies it controls, and variable interest entities for which the Company has determined itself to be the primary beneficiary. All material intercompany transactions and balances have been eliminated. The Company consolidates entities the Company controls and records a noncontrolling interest for the portions not owned by the Company. Control is determined, where applicable, by the sufficiency of equity invested and the rights of the equity holders, and by the ownership of a majority of the voting interests, with consideration given to the existence of approval or veto rights granted to the minority shareholder. If the minority shareholder holds substantive participating rights, it overcomes the presumption of control by the majority voting interest holder. In contrast, if the minority shareholder simply holds protective rights (such as consent rights over certain actions), it does not overcome the presumption of control by the majority voting interest holder.

Investments in Partnerships and Limited Liability Companies

The Company evaluates its investments in limited liability companies and partnerships to determine whether such entities may be a variable interest entity, or VIE, and, if a VIE, whether the Company is the primary beneficiary. Generally, an entity is determined to be a VIE when either (1) the equity investors (if any) lack one or more of the essential characteristics of a controlling financial interest, (2) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support or (3) the equity investors have voting rights that are not proportionate to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. The primary beneficiary is the entity that has both (1) the power to direct matters that most significantly impact the VIE's economic performance and (2) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company considers a variety of factors in identifying the entity that holds the power to direct matters that most significantly impact the VIE's economic performance including, but not limited to, the ability to direct financing, leasing, construction and other operating decisions and activities. In addition, the Company considers the rights of other investors to participate in policy making decisions, to replace or remove the manager and to liquidate or sell the entity. The obligation to absorb losses and the right to receive benefits when a reporting entity is affiliated with a VIE must be based on ownership, contractual, and/or other pecuniary interests in that VIE. The Company has determined that it is the primary beneficiary in five VIEs, consisting of single-tenant properties in which the tenant has a fixed-price purchase option, which are consolidated and are reflected in the accompanying consolidated financial statements.

Selected financial data of the VIEs at December 31, 2010 and 2009 consists of the following:

	December 31, 2010	December 31, 2009
Investment in real estate, net	$ 375,428	$ 340,968
Total assets	414,993	376,089
Total debt	147,000	147,000
Total liabilities	$ 161,697	$ 152,076

If the foregoing conditions do not apply, the Company considers whether a general partner or managing member controls a limited partnership or limited liability company. The general partner in a limited partnership or managing member in a limited liability company is presumed to control that limited partnership or limited liability company. The presumption may be overcome if the limited partners or members have either (1) the substantive ability to dissolve the limited partnership or limited liability company or otherwise remove the general partner or managing member without cause or (2) substantive participating rights, which provide the limited partners or members with the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnership's or limited liability company's business and thereby preclude the general partner or managing member from exercising unilateral control over the partnership or company. If these criteria are met and the Company is the general partner or the managing member, as applicable, the consolidation of the partnership or limited liability company is required.

Except for investments that are consolidated, the Company accounts for investments in entities over which it exercises significant influence, but does not control, under the equity method of accounting. These investments are recorded initially at cost and subsequently adjusted for equity in earnings and cash contributions and distributions. Under the equity method of accounting, the Company's net equity in the investment is reflected in the consolidated balance sheets and its share of net income or loss is included in the Company's consolidated statements of income.

On a periodic basis, management assesses whether there are any indicators that the carrying value of the Company's investments in unconsolidated partnerships or limited liability companies may be impaired on a more than temporary basis. An investment is impaired only if management's estimate of the fair-value of the investment is less than the carrying value of the investment on a more than temporary basis. To the extent impairment has occurred, the loss is measured as the excess of the carrying value of the investment over the fair-value of the investment. Management does not believe that the value of any of the Company's unconsolidated investments in partnerships or limited liability companies was impaired as of December 31, 2010.

Investments in Real Estate

Investments in real estate are carried at depreciated cost. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	Remaining useful life, not to exceed 40 years
Ground lease	Term of the related lease
Tenant improvements	Shorter of the useful lives or the terms of the related leases
Furniture, fixtures, and equipment (other assets)	3 to 5 years
Acquired in-place leases	Non-cancelable term of the related lease
Acquired management agreements	Non-cancelable term of the related agreement

Investments in real estate, net consists of the following (in thousands):

	December 31,	
	2010	2009
Land	$ 578,753	$ 388,292
Land under development	47,920	31,609
Buildings and improvements	3,160,392	2,708,830
Construction in progress	91,027	87,810
	3,878,092	3,216,541
Accumulated depreciation	(341,978)	(244,774)
	$ 3,536,114	$ 2,971,767

Purchase accounting is applied to the assets and liabilities of real estate properties in which the Company acquires an interest or a partial interest. The fair-value of tangible assets of an acquired property (which includes land, buildings, and improvements) is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land, buildings and improvements based on management's determination of the relative fair-value of these assets. Factors considered by the Company in performing these analyses include an estimate of the carrying costs during the expected lease-up periods, current market conditions and costs to execute similar leases. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand.

The aggregate value of other acquired intangible assets consisting of acquired in-place leases and acquired management agreements (see deferred leasing costs below) are recorded based on a variety of considerations including, but not necessarily limited to: (1) the value associated with avoiding the cost of originating the acquired in-place leases (i.e. the market cost to execute a lease, including leasing commissions and legal fees, if any); (2) the value associated with lost revenue related to tenant reimbursable operating costs estimated to be incurred during the assumed lease-up period (i.e. real estate taxes and insurance); and (3) the value associated with lost rental revenue from existing leases during the assumed lease-up period (see discussion of the recognition of acquired above-market and below-market leases in Revenue Recognition section below). The fair-value assigned to the acquired management agreements are recorded at the present value (using a discount rate which reflects the risks associated with the management agreements acquired) of the acquired management agreements with certain tenants of the acquired properties. The Company has also considered the existence of a tenant relationship intangible asset, but has not historically allocated any value to tenant relationships apart from acquired in-place leases. The values of in-place leases and management agreements are amortized to expense over the remaining non-cancelable period of the respective leases or agreements. If a lease were to be terminated or if termination is determined to be likely (e.g., in the case of a tenant bankruptcy) prior to its contractual expiration, amortization of all unamortized amounts related to that lease would be accelerated and such amounts written off.

Costs incurred in connection with the development or construction of properties and improvements are capitalized. Capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other direct costs incurred during the period of development. The Company capitalizes costs on land and buildings under development until construction is substantially complete and the property is held available for occupancy. Determination of when a development project is substantially complete and when capitalization must cease involves a degree of judgment. The Company considers a construction project as substantially complete and held available for occupancy upon the completion of landlord-owned tenant improvements or when the lessee takes possession of the unimproved space for construction of its own improvements, but no later than one year from cessation of major construction activity. The Company ceases capitalization on the portion substantially completed and occupied or held available for occupancy, and capitalizes only those costs associated with any remaining portion under construction. Interest costs capitalized for the years ended December 31, 2010, 2009, and 2008 were $5.4 million, $12.4 million, and $42.3 million, respectively. Costs associated with acquisitions are charged to expense.

Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repairs and maintenance costs include all costs that do not extend the useful life of an asset or increase its operating efficiency. Significant replacement and betterments represent costs that extend an asset's useful life or increase its operating efficiency.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed

The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The review of recoverability is based on an estimate of the future undiscounted cash flows (excluding interest charges) expected to result from the long-lived asset's use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, as well as the effects of leasing demand, competition and other factors. If impairment exists due to the inability to recover the carrying value of a long-lived asset, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair-value of the property. The Company is required to make subjective assessments as to whether there are impairments in the values of its investments in long-lived assets. These assessments have a direct impact on the Company's net income because recording an impairment loss results in an immediate negative adjustment to net income. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. Although the Company's strategy is to hold its properties over the long-term, if the Company's strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized to reduce the property to the lower of the carrying amount or fair-value, and such loss could be material. If the Company determines that impairment has occurred, the affected assets must be reduced to their fair-value. As of and through December 31, 2010, no assets have been identified as impaired and no such impairment losses have been recognized.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less. We maintain our cash at insured financial institutions. The combined account balances at each institution periodically exceed FDIC insurance coverage, and, as a result, there is a concentration of credit risk related to amounts in excess of FDIC limits. The Company believes that the risk is not significant.

Restricted Cash

Restricted cash primarily consists of cash deposits for real estate taxes, insurance and capital expenditures as required by certain mortgage notes payable.

Deferred Leasing Costs

Leasing commissions and other direct costs associated with obtaining new or renewal leases are recorded at cost and amortized on a straight-line basis over the terms of the respective leases, with remaining terms ranging from less than one year to approximately 21 years as of December 31, 2010. Deferred leasing costs also include the net carrying value of acquired in-place leases and acquired management agreements.

Deferred leasing costs, net at December 31, 2010 consisted of the following (in thousands):

	Balance at December 31, 2010	Accumulated Amortization	Net
Acquired in-place leases	$ 216,674	(126,484)	$ 90,190
Acquired management agreements	18,557	(11,132)	7,425
Deferred leasing and other direct costs	40,531	(13,086)	27,445
	$ 275,762	$ (150,702)	$ 125,060

Deferred leasing costs, net at December 31, 2009 consisted of the following (in thousands):

	Balance at December 31, 2009	Accumulated Amortization	Net
Acquired in-place leases	$ 168,390	(112,613)	$ 55,777
Acquired management agreements	12,921	(10,405)	2,516
Deferred leasing and other direct costs	34,851	(9,870)	24,981
	$ 216,162	$ (132,888)	$ 83,274

The estimated amortization expense during the next five years for deferred leasing costs at December 31, 2010 was as follows (in thousands):

2011	$ 26,581
2012	23,194
2013	15,434
2014	13,147
2015	10,474
Thereafter	36,230
	$ 125,060

Deferred Loan Costs

External costs associated with obtaining long-term financing are capitalized and amortized to interest expense over the terms of the related loans using the effective-interest method. Unamortized financing costs are charged to expense upon the early repayment or significant modification of the financing. Fully amortized deferred loan costs are removed from the books upon maturity of the debt. Deferred loan costs are net of $28.1 million and $22.2 million of accumulated amortization at December 31, 2010 and 2009, respectively.

Revenue Recognition, Operating Expenses and Lease Terminations

The Company commences revenue recognition on its leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. In determining what constitutes the leased asset, the Company evaluates whether the Company or the lessee is the owner, for accounting purposes, of the tenant improvements. If the Company is the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete. If the Company concludes that it is not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives, which reduce revenue recognized on a straight-line basis over the remaining non-cancelable term of the respective lease. In these circumstances, the Company begins revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct improvements. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. The Company considers a number of different factors to evaluate whether it or the lessee is the owner of the tenant improvements for accounting purposes. These factors include:

- whether the lease stipulates how and on what a tenant improvement allowance may be spent;
- whether the tenant or landlord retain legal title to the improvements;
- the uniqueness of the improvements;
- the expected economic life of the tenant improvements relative to the length of the lease;
- the responsible party for construction cost overruns; and
- who constructs or directs the construction of the improvements.

The determination of who owns the tenant improvements, for accounting purposes, is subject to significant judgment. In making that determination, the Company considers all of the above factors. However, no one factor is determinative in reaching a conclusion.

All leases are classified as operating leases and minimum rents are recognized on a straight-line basis over the term of the related lease. The excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in accrued straight-line rents on the accompanying consolidated balance sheets and contractually due but unpaid rents are included in accounts receivable. Existing leases at acquired properties are reviewed at the time of acquisition to determine if contractual rents are above or below current market rents for the acquired property. An identifiable lease intangible asset or liability is recorded based on the present value (using a discount rate that reflects the risks associated with the acquired leases) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) the Company's estimate of the fair market lease rates for the corresponding in-place leases at acquisition, measured over a period equal to the remaining non-cancelable term of the leases and any fixed rate renewal periods (based on the Company's assessment of the likelihood that the renewal periods will be exercised). The capitalized above-market lease values are amortized as a reduction of rental revenue on a straight-line basis over the remaining non-cancelable terms of the respective leases. The capitalized below-market lease values are amortized as an increase to rental revenue on a straight-line basis over the remaining non-cancelable terms of the respective leases and any fixed-rate renewal periods, if applicable. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related intangible will be written off.

The impact of the straight-line rent revenue, acquired above and below market lease revenue, and lease incentive revenue consisted of the following (in thousands):

	Years Ended December 31,		
	2010	2009	2008
Straight-line rent revenue	$ 26,285	$ 29,100	$ 22,160
Acquired above market lease revenue	(2,890)	(1,282)	(1,416)
Acquired below market lease revenue	3,992	7,526	6,422
Lease incentive revenue	(2,209)	(1,278)	(2,006)
Net impact to revenue	$ 25,178	$ 34,066	$ 25,160

Total estimated minimum rents under non-cancelable operating tenant leases in effect at December 31, 2010 were as follows (in thousands):

2011	$ 316,928
2012	321,886
2013	305,790
2014	293,102
2015	281,025
Thereafter	1,863,050
	$ 3,381,781

Acquired above-market leases, net consisted of the following (in thousands):

	December 31,	
	2010	2009
Acquired above-market leases	$ 43,138	$ 12,729
Accumulated amortization	(12,572)	(9,682)
	$ 30,566	$ 3,047

Acquired below-market leases, net consisted of the following (in thousands):

	December 31,	
	2010	2009
Acquired below-market leases	$ 40,156	$ 39,339
Accumulated amortization	(32,193)	(28,201)
	$ 7,963	$ 11,138

Lease incentives, net included in other assets consisted of the following (in thousands):

	December 31,	
	2010	2009
Lease incentives	$ 27,062	$ 12,816
Accumulated amortization	(5,698)	(3,489)
	$ 21,364	$ 9,327

The estimated amortization during the next five years for acquired above- and below-market leases and lease incentives at December 31, 2010 was as follows (in thousands):

	2011	2012	2013	2014	2015	Thereafter	Total
Amortization of:							
Acquired above-market leases	$ (9,275)	$ (8,551)	$ (3,587)	$ (3,013)	$ (727)	$ (5,413)	$ (30,566)
Acquired below-market leases	1,448	1,345	1,085	815	653	2,617	7,963
Lease incentive	(2,348)	(2,248)	(2,177)	(2,145)	(2,099)	(10,347)	(21,364)
Net rental revenues - increase/(decrease)	$(10,175)	$ (9,454)	$ (4,679)	$ (4,343)	$ (2,173)	$ (13,143)	$ (43,967)

Rental operations expenses, consisting of real estate taxes, insurance and common area maintenance costs, are subject to recovery from tenants under the terms of lease agreements. Amounts recovered are dependent on several factors, including occupancy and lease terms. Revenues are recognized in the period the expenses are incurred. The reimbursements are recorded in revenues as tenant recoveries, and the expenses are recorded in rental operations expenses, as the Company is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the credit risk.

On an ongoing basis, the Company evaluates the recoverability of tenant balances, including rents receivable, straight-line rents receivable, tenant improvements, deferred leasing costs and any acquisition intangibles. When it is determined that the recoverability of tenant balances is not probable, an allowance for expected losses related to tenant receivables, including straight-line rents receivable, utilizing the specific identification method, is recorded as a charge to earnings. Upon the termination of a lease, the amortization of tenant improvements, deferred leasing costs and acquisition intangible assets and liabilities is accelerated to the expected termination date as a charge to their respective line items and tenant receivables are written off as a reduction of the allowance in the period in which the balance is deemed to be no longer collectible. For financial reporting purposes, a lease is treated as terminated upon a tenant filing for bankruptcy, when a space is abandoned and a tenant ceases rent payments, or when other circumstances indicate that termination of a tenant's lease is probable (e.g., eviction). Lease termination fees are recognized in other income when the related leases are canceled, the amounts to be received are fixed and determinable and collectability is assured, and when the Company has no continuing obligation to provide services to such former tenants. The effect of lease terminations for the years ended December 31, 2010, 2009 and 2008 was as follows (in thousands):

	Years Ended December 31,		
	2010	2009	2008
Rental revenues	$ —	$ 3,077	$ (511)
Other revenue	2,327	10,935	35
Total revenue	2,327	14,012	(476)
Rental operations expense	1,450	4,498	475
Depreciation and amortization	202	10,155	3,252
Total expenses	1,652	14,653	3,727
Net effect of lease terminations	$ 675	$ (641)	$ (4,203)

Payments received under master lease agreements entered into with the sellers of the Bayshore and Sorrento West properties to lease space that was not producing rent at the time of the acquisition are recorded as a reduction to buildings and improvements rather than as rental income. Receipts under these master lease agreements totaled $189,000, $0 and $373,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required rent and tenant recovery payments or defaults. The Company may also maintain an allowance for accrued straight-line rents. The determination of this allowance is based on the tenants' payment history and current credit status. Bad debt expense included in rental operations expenses was $1.8 million, $6.3 million, and $796,000 for the years ended December 31, 2010, 2009, and 2008, respectively. The Company's allowance for doubtful accounts was $3.4 million and $2.2 million as of December 31, 2010 and 2009, respectively.

Investments

The Company, through its Operating Partnership, holds equity investments in certain publicly-traded companies and privately-held companies primarily involved in the life science industry. The Company may accept equity investments from tenants in lieu of cash rents, as prepaid rent pursuant to the execution of a lease, or as additional consideration for a lease termination. The Company does not acquire investments for trading purposes and, as a result, all of the Company's investments in publicly-traded companies are considered "available-for-sale" and are recorded at fair-value. Changes in the fair-value of investments classified as available-for-sale are recorded in comprehensive income. The fair-value of the Company's equity investments in publicly-traded companies is determined based upon the closing trading price of the equity security as of the balance sheet date, with unrealized gains and losses shown as a separate component of stockholders' equity. Investments in privately-held companies are generally accounted for under the cost method, because the Company does not influence any operating or financial policies of the companies in which it invests. The classification of investments is determined at the time each investment is made, and such determination is reevaluated at each balance sheet date. The cost of investments sold is determined by the specific identification method, with net realized gains and losses included in other income. For all investments, if a decline in the fair-value of an investment below its carrying value is determined to be other-than-temporary, such investment is written down to its estimated fair-value with a non-cash charge to earnings. The factors that the Company considers in making these assessments include, but are not limited to, market prices, market conditions, available financing, prospects for favorable or unfavorable clinical trial results, new product initiatives and new collaborative agreements.

Investments in equity securities, which are included in other assets on the accompanying consolidated balance sheets, consisted of the following (in thousands):

	December 31,	
	2010	2009
Equity securities in publicly-traded companies, initial cost basis	$ 4,133	$ 361
Unrealized (loss)/gain	(73)	537
Equity securities in publicly-traded companies, fair-value(1)	4,060	898
Equity securities in privately-held companies, initial cost basis(2)	—	—
Total equity securities, fair-value(3)	$ 4,060	$ 898

(1) Determination of fair-value is classified as Level 1 in the fair-value hierarchy based on the use of observable market-based inputs.

(2) Investments in equity securities in privately-held companies are initially recorded at fair-value based on unobservable inputs, which are classified as Level 3 in the fair-value hierarchy.

(3) The valuation of the Company's investments in equity securities in total is classified as Level 1 of the fair-value hierarchy due to the de minimis value of the Company's investments in equity securities of privately-held companies.

During the year ended December 31, 2010, the Company sold a portion of its equity securities, resulting in net proceeds of approximately $1.2 million and a realized gain on sale of approximately $865,000 (based on a specific identification of the securities sold), which was reclassified from accumulated other comprehensive loss and recognized in other income in the accompanying consolidated statements of income.

During the year ended December 31, 2010, the Company received equity securities from a current and a former tenant (both publicly-traded companies) as consideration for an early lease termination and the abatement of a portion of contractual rent, with an aggregate initial fair-value of approximately $4.1 million.

The Company's investments in equity securities of privately-held companies were determined to have a de minimis fair-value at receipt. This was the result of substantial doubt about the ability to realize value from the sale of such investments due to an illiquid or non-existent market for the securities and the ongoing financial difficulties of the companies that issued the equity securities.

Share-Based Payments

All share-based payments to employees are recognized in the income statement based on their fair-value. Through December 31, 2010, the Company had only awarded restricted stock of the Parent Company and LTIP unit grants of the Operating Partnership under its incentive award plan, which are valued based on the closing market price of the underlying common stock on the date of grant, and had not granted any stock options. The fair-value of all share-based payments is amortized to general and administrative expense and rental operations expense over the relevant service period, adjusted for anticipated forfeitures.

Assets and Liabilities Measured at Fair-Value

The Company measures financial instruments and other items at fair-value where required under GAAP, but has elected not to measure any additional financial instruments and other items at fair-value as permitted under fair-value option accounting guidance.

Fair-value measurement is determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair-value measurements, there is a fair-value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair-value measurement is based on inputs from different levels of the fair-value hierarchy, the level in the fair-value hierarchy within which the entire fair-value measurement falls is based on the lowest level input that is significant to the fair-value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair-value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The Company has used interest rate swaps to manage its interest rate risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The fair-values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair-value measurements. In adjusting the fair-value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair-value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2010, the Company has determined that the impact of the credit valuation adjustments on the overall valuation of its derivative positions is not significant. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair-value hierarchy (see Note 11).

The valuation of the Company's investments in publicly-traded companies utilizes observable market-based inputs, based on the closing trading price of securities as of the balance sheet date. The valuation of the Company's investments in private companies utilizes Level 3 inputs (including any discounts applied to the valuations). However, as of December 31, 2010, the Company's aggregate investment in equity securities of private companies was immaterial. As a result, the Company has determined that valuations of its investments in their entirety are classified in Level 1 of the fair-value hierarchy.

No other assets or liabilities are measured at fair-value on a recurring basis, or have been measured at fair-value on a non-recurring basis subsequent to initial recognition, in the accompanying consolidated balance sheets as of December 31, 2010.

Derivative Instruments

The Company records all derivatives on the consolidated balance sheets at fair-value. In determining the fair-value of its derivatives, the Company considers the credit risk of its counterparties and the Company. These counterparties are generally larger financial institutions engaged in providing a variety of financial services. These institutions generally face similar risks regarding adverse changes in market and economic conditions, including, but not limited to, fluctuations in interest rates, exchange rates, equity and commodity prices and credit spreads. The ongoing disruptions in the financial markets have heightened the risks to these institutions. While management believes that its counterparties will meet their obligations under the derivative contracts, it is possible that defaults may occur.

The accounting for changes in the fair-value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair-value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair-value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair-value of the hedged asset or liability that are attributable to the hedged risk in a fair-value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risks, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair-value of the derivative is initially reported in accumulated other comprehensive income (outside of earnings) and subsequently reclassified to earnings in the period in which the hedged transaction affects earnings. If charges relating to the hedged transaction are being deferred pursuant to redevelopment or development activities, the effective portion of changes in the fair-value of the derivative are also deferred in other comprehensive income on the consolidated balance sheet, and are amortized to the income statement once the deferred charges from the hedged transaction begin again to affect earnings. The ineffective portion of changes in the fair-value of the derivative is recognized directly in earnings. The Company assesses the effectiveness of each hedging relationship by comparing the changes in cash flows of the derivative hedging instrument with the changes in cash flows of the designated hedged item or transaction. For derivatives that are not classified as hedges, changes in the fair-value of the derivative are recognized directly in earnings in the period in which the change occurs.

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known or expected cash amounts, the value of which are determined by interest rates. The Company's derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company's known or expected cash receipts and its known or expected cash payments principally related to the Company's investments and borrowings.

The Company's primary objective in using derivatives is to add stability to interest expense and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying principal amount. During the years ended December 31, 2010, 2009 and 2008, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt and future variability in the interest-related cash flows from forecasted issuances of debt (see Note 11). The Company formally documents the hedging relationships for all derivative instruments, has historically accounted for its interest rate swap agreements as cash flow hedges, and does not use derivatives for trading or speculative purposes.

Equity Offering Costs

Underwriting commissions and offering costs are reflected as a reduction of proceeds.

Income Taxes of the Parent Company

The Parent Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. The Parent Company believes it has qualified and continues to qualify as a REIT. A REIT is generally not subject to federal income tax on that portion of its taxable income that is distributed to its stockholders. Accordingly, no provision has been made for federal income taxes in the accompanying consolidated financial statements. REITs are subject to a number of organizational and operational requirements. If the Parent Company fails to qualify as a REIT in any taxable year, the Parent Company will be subject to federal income tax (including any applicable alternative minimum tax) and, in most of the states, state income tax on its taxable income at regular corporate tax rates. The Parent Company is subject to certain state and local taxes.

Income Taxes of the Operating Partnership

As a partnership, the allocated share of income of the Operating Partnership is included in the income tax returns of the general and limited partners. Accordingly, no accounting for income taxes is required in the accompanying consolidated financial statements. The Operating Partnership may be subject to certain state or local taxes on its income and property.

The Operating Partnership has formed a taxable REIT subsidiary (the "TRS") on behalf of the Parent Company. In general, the TRS may perform non-customary services for tenants, hold assets that the Parent Company cannot hold directly and, except for the operation or management of health care facilities or lodging facilities or the providing of any person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated, may engage in any real estate or non-real estate related business. The TRS is subject to corporate federal income taxes on its taxable income at regular corporate tax rates. There is no tax provision for the TRS for the periods presented in the accompanying consolidated statements of income due to net operating losses incurred. No tax benefits have been recorded since it is not considered more likely than not that the deferred tax asset related to the net operating loss carryforwards will be utilized.

Dividends and Distributions

Earnings and profits, which determine the taxability of dividends and distributions to stockholders, will differ from income reported for financial reporting purposes due to the difference for federal income tax purposes in the treatment of revenue recognition, compensation expense, and in the estimated useful lives of real estate assets used to compute depreciation.

The income tax treatment for dividends was as follows:

	For the Years Ended December 31,					
	2010		2009		2008	
	Per Share	%	Per Share	%	Per Share	%
Common stock:						
Ordinary income	$ 0.39	64.66%	$ 0.45	50.56%	$ 1.09	82.58%
Capital gain	—	0.00%	—	0.00%	—	0.00%
Return of capital	0.21	35.34%	0.44	49.44%	0.23	17.42%
Total	$ 0.60	100.00%	$ 0.89	100.00%	$ 1.32	100.00%
Preferred stock:						
Ordinary income	$ 1.84	100.00%	$ 1.84	100.00%	$ 1.84	100.00%
Capital gain	—	0.00%	—	0.00%	—	0.00%
Return of capital	—	0.00%	—	0.00%	—	0.00%
Total	$ 1.84	100.00%	$ 1.84	100.00%	$ 1.84	100.00%

Management's Estimates

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reporting of revenue and expenses during the reporting period to prepare these consolidated financial statements in conformity with U.S. generally accepted accounting principles. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and reported amounts of revenue and expenses that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions or conditions.

Management considers those estimates and assumptions that are most important to the portrayal of the Company's financial condition and results of operations, in that they require management's most subjective judgments, to form the basis for the accounting policies used by the Company. These estimates and assumptions of items such as market rents, time required to lease vacant spaces, lease terms for incoming tenants, terminal values and credit worthiness of tenants in determining the as-if-vacant value, in-place lease value and above and below-market rents value are utilized in allocating purchase price to tangible and identified intangible assets upon acquisition of a property (see Assets and Liabilities Measured at Fair-Value and Derivative Instruments sections above for a further discussion of management's estimates used in the determination of fair-value). These accounting policies also include management's estimates of useful lives in calculating depreciation expense on its properties and the ultimate recoverability (or impairment) of each property. If the useful lives of buildings and improvements are different from the original estimate, it could result in changes to the future results of operations of the Company. Future adverse changes in market conditions or poor operating results of our properties could result in losses or an inability to recover the carrying value of the properties that may not be reflected in the properties' current carrying value, thereby possibly requiring an impairment charge in the future.

Segment Information

The Company's properties are each considered an operating segment and share the following similar economic and operating characteristics: (1) they have similar forecasted returns (measured by capitalization rate at acquisition), (2) they are generally occupied almost exclusively by life science tenants that are public companies, government agencies or their subsidiaries, (3) they are generally located near areas of high life science concentrations with similar demographics and site characteristics, (4) the majority of properties are designed specifically for life science tenants that require infrastructure improvements not generally found in standard properties, and (5) the associated leases are primarily triple-net leases, generally with a fixed rental rate and scheduled annual escalations, that provide for a recovery of close to 100% of operating expenses. Consequently, the Company's properties qualify for aggregation into one reporting segment.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Equity of the Parent Company

During the year ended December 31, 2010, the Parent Company issued restricted stock awards to the Company's employees and to members of the Parent Company's board of directors totaling 640,004 shares and 18,855 shares, respectively (79,555 shares of common stock were surrendered to the Company and subsequently retired in lieu of cash payments for taxes due on the vesting of restricted stock and 34,374 shares were forfeited during the same period), which are included in the total of common stock outstanding as of the period end (see Note 6).

During the year ended December 31, 2010, the Parent Company issued 951,000 shares of common stock pursuant to equity distribution agreements executed in 2009 and contributed approximately $15.4 million in net proceeds, after deducting the underwriters' discount and commissions and offering expenses, to the Operating Partnership in exchange for the issuance of 951,000 operating partnership units. The net proceeds were utilized to repay a portion of the outstanding indebtedness on the Operating Partnership's unsecured line of credit and for other general corporate and working capital purposes. The Parent Company has not issued any additional shares of common stock pursuant to the equity distribution agreements since March 31, 2010.

In April 2010, the Parent Company completed the issuance of 13,225,000 shares of common stock, including the exercise in full of the underwriters' over-allotment option with respect to 1,725,000 shares, and contributed net proceeds of approximately $218.8 million, after deducting the underwriters' discount and commissions and offering expenses, to the Operating Partnership in exchange for the issuance of 13,225,000 operating partnership units. The net proceeds to the Operating Partnership were utilized to repay a portion of the outstanding indebtedness on its unsecured line of credit and for other general corporate and working capital purposes.

In September 2010, the Parent Company completed the issuance of 17,250,000 shares of common stock, including the exercise in full of the underwriters' over-allotment option with respect to 2,250,000 shares, and contributed net proceeds of approximately $289.5 million, after deducting the underwriters' discount and commissions and offering expenses, to the Operating Partnership in exchange for the issuance of 17,250,000 operating partnership units. The net proceeds to the Operating Partnership were utilized to fund a portion of the purchase price of previously announced property acquisitions, repay a portion of the outstanding indebtedness on its unsecured line of credit and for other general corporate and working capital purposes.

The Parent Company also maintains a Dividend Reinvestment Program and a Cash Option Purchase Plan (collectively, the "DRIP Plan") to provide existing stockholders of the Parent Company with an opportunity to invest automatically the cash dividends paid upon shares of the Parent Company's common stock held by them, as well as permit existing and prospective stockholders to make voluntary cash purchases. Participants may elect to reinvest a portion of, or the full amount of cash dividends paid, whereas optional cash purchases are normally limited to a maximum amount of $10,000. In addition, the Parent Company may elect to establish a discount ranging from 0% to 5% from the market price applicable to newly issued shares of common stock purchased directly from the Parent Company. The Parent Company may change the discount, initially set at 0%, at its discretion, but may not change the discount more frequently than once in any three-month period. Shares purchased under the DRIP Plan shall be, at the Parent Company's option, purchased from either (1) authorized, but previously unissued shares of common stock, (2) shares of common stock purchased in the open market or privately negotiated transactions, or (3) a combination of both. As of and through December 31, 2010, all shares issued to participants in the DRIP Plan have been acquired through purchases in the open market.

Common Stock, Operating Partnership Units and LTIP Units

As of December 31, 2010, the Company had outstanding 131,046,509 shares of the Parent Company's common stock and 2,593,538 and 407,712 operating partnership and LTIP units, respectively. A share of the Parent Company's common stock and the operating partnership and LTIP units have essentially the same economic characteristics as they share equally in the total net income or loss and distributions of the Operating Partnership. The partnership and LTIP units are further discussed below in this Note 3.

7.375% Series A Cumulative Redeemable Preferred Stock

As of December 31, 2010, the Parent Company had outstanding 9,200,000 shares of 7.375% Series A cumulative redeemable preferred stock, or Series A preferred stock. Dividends are cumulative on the Series A preferred stock from the date of original issuance in the amount of $1.84375 per share each year, which is equivalent to 7.375% of the $25.00 liquidation preference per share. Dividends on the Series A preferred stock are payable quarterly in arrears on or about the 15th day of January, April, July and October of each year. Following a change in control, if the Series A preferred stock is not listed on the New York Stock Exchange, the American Stock Exchange or the Nasdaq Global Market, holders will be entitled to receive (when and as authorized by the board of directors and declared by the Company), cumulative cash dividends from, but excluding, the first date on which both the change of control and the delisting occurs at an increased rate of 8.375% per annum of the $25.00 liquidation preference per share (equivalent to an annual rate of $2.09375 per share) for as long as the Series A preferred stock is not listed. The Series A preferred stock does not have a stated maturity date and is not subject to any sinking fund or mandatory redemption provisions. Upon liquidation, dissolution or winding up, the Series A preferred stock will rank senior to the Company's common stock with respect to the payment of distributions and other amounts. The Company is not allowed to redeem the Series A preferred stock before January 18, 2012, except in limited circumstances to preserve its status as a REIT. On or after January 18, 2012, the Company may, at its option, redeem the Series A preferred stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends on such Series A preferred stock up to, but excluding the redemption date. Holders of the Series A preferred stock generally have no voting rights except for limited voting rights if the Company fails to pay dividends for six or more quarterly periods (whether or not consecutive) and in certain other circumstances. The Series A preferred stock is not convertible into or exchangeable for any other property or securities of the Company.

Dividends and Distributions

The following table lists the dividends and distributions declared by the Company and the Operating Partnership during the year ended December 31, 2010:

Declaration Date	Securities Class	Amount Per Share/Unit	Period Covered	Dividend and Distribution Payable Date	Dividend and Distribution Amount (In thousands)
March 15, 2010	Common stock and OP units	$ 0.14000	January 1, 2010 to March 31, 2010	April 15, 2010	$ 14,468
March 15, 2010	Series A preferred stock/unit	$ 0.46094	January 16, 2010 to April 15, 2010	April 15, 2010	$ 4,240
June 15, 2010...............	Common stock and OP units	$ 0.15000	April 1, 2010 to June 30, 2010	July 15, 2010	$ 17,487
June 15, 2010...............	Series A preferred stock/unit	$ 0.46094	April 16, 2010 to July 15, 2010	July 15, 2010	$ 4,241
September 15, 2010......	Common stock and OP units	$ 0.17000	July 1, 2010 to September 30, 2010	October 15, 2010	$ 22,751
September 15, 2010......	Series A preferred stock/unit	$ 0.46094	July 16, 2010 to October 15, 2010	October 15, 2010	$ 4,241
December 15, 2010	Common stock and OP units	$ 0.17000	October 1, 2010 to December 31, 2010	January 17, 2011	$ 22,788
December 15, 2010	Series A preferred stock/unit	$ 0.46094	October 16, 2010 to January 15, 2011	January 17, 2011	$ 4,241

Total 2010 dividends and distributions declared through December 31, 2010:

Common stock and OP units	$ 77,494
Series A preferred stock/unit	16,963
	$ 94,457

Noncontrolling Interests

Noncontrolling interests on the consolidated balance sheets relate primarily to the OP units in the Operating Partnership that are not owned by the Company. In conjunction with the formation of the Company, certain persons and entities contributing interests in properties to the Operating Partnership received operating partnership units. In addition, certain employees of the Operating Partnership received LTIP units in connection with services rendered or to be rendered to the Operating Partnership. Limited partners who have been issued OP units have the right to require the Operating Partnership to redeem part or all of their OP units, which right with respect to LTIP units is subject to vesting and the satisfaction of other conditions. The Company may elect to acquire those OP units in exchange for shares of the Company's common stock on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, issuance of stock rights, specified extraordinary distributions and similar events, or pay cash based upon the fair market value of an equivalent number of shares of the Company's common stock at the time of redemption. With respect to the noncontrolling interests in the Operating Partnership, noncontrolling interests with the redemption provisions that permit the issuer to settle in either cash or common stock at the option of the issuer are further evaluated to determine whether temporary or permanent equity classification on the balance sheet is appropriate. Since the OP units comprising the noncontrolling interests contain such a provision, the Company evaluated this guidance, including the requirement to settle in unregistered shares, and determined that the OP units meet the requirements to qualify for presentation as permanent equity.

The Company evaluates individual noncontrolling interests for the ability to continue to recognize the noncontrolling interest as permanent equity in the consolidated balance sheets. Any noncontrolling interest that fails to qualify as permanent equity will be reclassified as temporary equity and adjusted to the greater of (1) the carrying amount, or (2) its redemption value as of the end of the period in which the determination is made.

The redemption value of the OP units not owned by the Company, had such units been redeemed at December 31, 2010, was approximately $54.8 million based on the average closing price of the Company's common stock of $18.25 per share for the ten consecutive trading days immediately preceding December 31, 2010.

The following table shows the vested ownership interests in the Operating Partnership were as follows:

	December 31, 2010		December 31, 2009	
	Operating Partnership Units and LTIP Units	Percentage of Total	Operating Partnership Units and LTIP Units	Percentage of Total
BioMed Realty Trust	129,603,445	97.8%	97,939,028	97.2%
Noncontrolling interest consisting of:				
Operating partnership and LTIP units held by employees and related parties	2,268,873	1.7%	2,246,493	2.2%
Operating partnership and LTIP units held by third parties	588,801	0.5%	595,551	0.6%
Total	132,461,119	100.0%	100,781,072	100.0%

A charge is recorded each period in the consolidated statements of income for the noncontrolling interests' proportionate share of the Company's net income. An additional adjustment is made each period such that the carrying value of the noncontrolling interests equals the greater of (1) the noncontrolling interests' proportionate share of equity as of the period end, or (2) the redemption value of the noncontrolling interests as of the period end, if such interests are classified as temporary equity. For the year ended December 31, 2010, the Company recorded an increase to the carrying value of noncontrolling interests of approximately $1.1 million (a corresponding decrease was recorded to additional paid-in capital), and for the year ended December 31, 2009, the Company recorded a decrease to the carrying value of noncontrolling interests of approximately $852,000 (a corresponding increase was recorded to additional paid-in capital), due to changes in their aggregate ownership percentage to reflect the noncontrolling interests' proportionate share of equity.

As of December 31, 2010, the Company had an 87.5% interest in the limited liability company that owns the Ardenwood Venture property. This entity is consolidated in the accompanying consolidated financial statements. Equity interests in this partnership not owned by the Company are classified as a noncontrolling interest on the consolidated balance sheets as of December 31, 2010. Subject to certain conditions, the Company has the right to purchase the other member's interest or sell its own interest in the Ardenwood venture limited liability company ("buy-sell option"). The estimated fair-value of this option is not material and the Company believes that it will have adequate resources to settle the option if exercised.

4. Capital of the Operating Partnership

Operating Partnership Units and LTIP Units

As of December 31, 2010, the Operating Partnership had outstanding 133,640,047 operating partnership units and 407,712 LTIP units. An operating partnership unit and an LTIP unit have essentially the same economic characteristics as they share equally in the total net income or loss and distributions of the Operating Partnership. In conjunction with the formation of the Operating Partnership, certain persons and entities contributing interests in properties to the Operating Partnership received operating partnership units. In addition, certain employees of the Operating Partnership have received LTIP units in connection with services rendered or to be rendered to the Operating Partnership. Limited partners who have been issued OP units have the right to require the Operating Partnership to redeem part or all of their OP units, which right with respect to LTIP units is subject to vesting and the satisfaction of other conditions. The general partner of the Operating Partnership may elect to acquire OP units upon redemption in exchange for shares of the Parent Company's common stock on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, issuance of stock rights, specified extraordinary distributions and similar events, or pay cash based upon the fair-market value of an equivalent number of shares of the Parent

Company's common stock at the time of redemption. The Parent Company owned 97.8% of the partnership interests in the Operating Partnership at December 31, 2010, is the Operating Partnership's general partner and is responsible for the management of the Operating Partnership's business. As the general partner of the Operating Partnership, the Parent Company effectively controls the ability to issue common stock of the Parent Company upon a limited partner's notice of redemption. In addition, the general partner of the Operating Partnership has generally acquired OP units upon a limited partner's notice of redemption in exchange for shares of the Parent Company's common stock. The redemption provisions of OP units owned by limited partners that permit the issuer to settle in either cash or common stock at the option of the issuer are further evaluated in accordance with applicable accounting guidance to determine whether temporary or permanent equity classification on the balance sheet is appropriate. The Operating Partnership evaluated this guidance, including the requirement to settle in unregistered shares, and determined that these OP units meet the requirements to qualify for presentation as permanent equity.

LTIP units represent a profits interest in the Operating Partnership for services rendered or to be rendered by the LTIP unitholder in its capacity as a partner, or in anticipation of becoming a partner, in the Operating Partnership. Initially, LTIP units do not have full parity with operating partnership units of the Operating Partnership with respect to liquidating distributions, although LTIP unitholders receive the same quarterly per unit distributions as operating partnership units and may vote the LTIP units from the date of issuance. The LTIP units are subject to vesting requirements, which lapse over a specified period of time (normally three to five years from the date of issuance). In addition, the LTIP units are generally subject to a two-year lock-up period from the date of issuance during which time the LTIP units may not be redeemed or sold by the LTIP unitholder. Upon the occurrence of specified events, LTIP units may over time achieve full parity with operating partnership units of the Operating Partnership for all purposes. Upon achieving full parity, and after the expiration of any vesting and lock-up periods, LTIP units may be redeemed for an equal number of shares of the Parent Company's common stock or cash, at the Parent Company's election, as the general partner of the Operating Partnership.

The following table shows the vested ownership interests (excluding unvested LTIP units) in the Operating Partnership:

	December 31, 2010		December 31, 2009	
	Operating Partnership Units and LTIP Units	Percentage of Total	Operating Partnership Units and LTIP Units	Percentage of Total
BioMed Realty Trust, Inc.	129,603,445	97.8%	97,939,028	97.2%
Noncontrolling interest consisting of:				
OP units held by employees and related parties............................	2,268,873	1.7%	2,246,493	2.2%
OP units held by third parties	588,801	0.5%	595,551	0.6%
Total...	132,461,119	100.0%	100,781,072	100.0%

An adjustment is made each period pursuant to the reallocation provisions of the Operating Partnership's partnership agreement and the applicable accounting guidance, such that the carrying value of the limited partners' equity equals the limited partners' proportionate share of total partners' equity as of the period end. For the year ended December 31, 2010 and 2009, the Operating Partnership recorded an increase to the carrying value of limited partners' capital of approximately $1.5 million and $79,000, respectively (a corresponding decrease was recorded to general partners' capital), due to changes in their aggregate ownership percentage to reflect the limited partners' proportionate share of equity.

The redemption value of the OP units owned by the limited partners, had such units been redeemed at December 31, 2010, was approximately $54.8 million based on the average closing price of the Parent Company's common stock of $18.25 per share for the ten consecutive trading days immediately preceding December 31, 2010.

7.375% Series A Cumulative Redeemable Preferred Units

Pursuant to the Operating Partnership's partnership agreement, the Operating Partnership's Series A cumulative redeemable preferred units ("Series A preferred units") were issued to the Parent Company in exchange for contributed proceeds of approximately $222.4 million following the Parent Company's issuance of 7.375% Series A cumulative redeemable preferred stock ("Series A preferred stock"). The Operating Partnership's Series A preferred units are only redeemable for cash equal to a redemption price of $25.00 per unit, plus all accrued and unpaid distributions on such Series A preferred units up to, but excluding the redemption date, if and when shares of the Series A preferred stock are redeemed by the Parent Company, which may not occur before January 18, 2012, except in limited circumstances where necessary to preserve the Parent Company's status as a REIT. On or after January 18, 2012, the Parent Company may, at its option, redeem the Series A preferred stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid distributions on such Series A preferred stock up to, but excluding the redemption date.

As of December 31, 2010, the Operating Partnership had outstanding 9,200,000 7.375% Series A preferred units. Distributions are cumulative on the Series A preferred units from the date of original issuance in the amount of $1.84375 per unit each year, which is equivalent to 7.375% of the $25.00 liquidation preference per unit. Distributions on the Series A preferred units are payable quarterly in arrears on or about the 15th day of January, April, July and October of each year. Following a change in control of the Parent Company, if the Series A preferred stock of the Parent Company is not listed on the New York Stock Exchange, the American Stock Exchange or the Nasdaq Global Market, holders of the Series A preferred stock would be entitled to receive (when and as authorized by the board of directors of the Parent Company and declared by the Parent Company), cumulative cash dividends from, but excluding, the first date on which both the change of control and the delisting occurs at an increased rate of 8.375% per annum of the $25.00 liquidation preference per share (equivalent to an annual rate of $2.09375 per share) for as long as the Series A preferred stock is not listed. The Series A preferred stock does not have a stated maturity date and is not subject to any sinking fund or mandatory redemption provisions. Upon liquidation, dissolution or winding up, the Series A preferred units will rank senior to the OP units with respect to the payment of distributions and other amounts. Holders of the Series A preferred stock generally have no voting rights except for limited voting rights if the Parent Company fails to pay dividends for six or more quarterly periods (whether or not consecutive) and in certain other circumstances. The Series A preferred stock is not convertible into or exchangeable for any other property or securities of the Parent Company.

Noncontrolling Interests

Noncontrolling interests in subsidiaries are reported as equity in the consolidated financial statements. If noncontrolling interests are determined to be redeemable, they are carried at the greater of carrying value or their redemption value as of the balance sheet date and reported as temporary equity. Consolidated net income is reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest.

Noncontrolling interests on the consolidated balance sheets relate primarily to ownership interests in consolidated limited liability companies or partnerships that are not owned by the Operating Partnership. The Operating Partnership evaluates individual noncontrolling interests for the ability to continue to recognize the noncontrolling interest as permanent equity in the consolidated balance sheets. Any noncontrolling interest that fails to qualify as permanent equity will be reclassified as temporary equity and adjusted to the greater of (1) the carrying amount, or (2) its redemption value as of the end of the period in which the determination is made.

As of December 31, 2010, the Operating Partnership had an 87.5% interest in the limited liability company that owns the Ardenwood Venture property. This entity is consolidated in the accompanying consolidated financial statements. Equity interests in this entity not owned by the Operating Partnership are classified as a noncontrolling interest on the consolidated balance sheets as of December 31, 2010. Subject to certain conditions, the Operating Partnership has the right to purchase the other member's interest or sell its own interest in the Ardenwood venture limited liability company ("buy-sell option"). The estimated fair-value of this option is not material and the Operating Partnership believes that it will have adequate resources to settle the option if exercised.

5. Debt

Debt of the Parent Company

The Parent Company does not hold any indebtedness. All debt is held directly or indirectly by the Operating Partnership; however, the Parent Company has guaranteed the Operating Partnership's Exchangeable Senior Notes due 2026, net (the "Notes due 2026"), Exchangeable Senior Notes due 2030 (the "Notes due 2030"), and the Unsecured Senior Notes due 2020 (the "Notes due 2020") as discussed below.

Debt of the Operating Partnership

A summary of the Operating Partnership's outstanding consolidated debt as of December 31, 2010 and 2009 was as follows (principal balance in thousands):

	Stated Fixed Interest Rate	Effective Interest Rate	Principal Balance December 31, 2010	Principal Balance December 31, 2009	Maturity Date
Mortgage Notes Payable					
Ardentech Court	7.25%	5.06%	$ 4,237	$ 4,354	July 1, 2012
Bridgeview Technology Park I(1)	8.07%	5.04%	—	11,246	January 1, 2011
Center for Life Science | Boston	7.75%	7.75%	345,577	348,749	June 30, 2014
500 Kendall Street (Kendall D)	6.38%	5.45%	64,230	66,077	December 1, 2018
Lucent Drive(1)	4.75%	4.75%	—	5,129	January 21, 2015
6828 Nancy Ridge Drive	7.15%	5.38%	6,488	6,595	September 1, 2012
Road to the Cure(2)	6.70%	5.78%	14,696	14,956	January 31, 2014
Science Center Drive	7.65%	5.04%	10,800	10,981	July 1, 2011
Shady Grove Road	5.97%	5.97%	147,000	147,000	September 1, 2016
Sidney Street	7.23%	5.11%	27,395	28,322	June 1, 2012
Sorrento West	7.42%	2.72%	13,247	—	November 10, 2011
9865 Towne Centre Drive	7.95%	7.95%	17,636	17,884	June 30, 2013
900 Uniqema Boulevard	8.61%	5.61%	1,011	1,191	May 1, 2015
			652,317	662,484	
Unamortized premiums			5,605	6,970	
Mortgage notes payable, net			657,922	669,454	
Secured Term Loan(3)			—	250,000	
Notes due 2026	4.50%	6.45%	19,800	46,150	October 1, 2026
Unamortized discount(4)			(278)	(1,465)	
Notes due 2026, net			19,522	44,685	
Notes due 2030	3.75%	3.75%	180,000	—	January 15, 2030
Notes due 2020	6.13%	6.27%	250,000	—	April 15, 2020
Unamortized discount (5)			(2,429)	—	
Notes due 2020, net			247,571	—	
Unsecured line of credit	1.35%	1.35%	392,450	397,666	August 1, 2011
Total consolidated debt			$1,497,465	$1,361,805	

(1) In November 2010, the Operating Partnership voluntarily prepaid in full the outstanding mortgage notes totaling approximately $16.0 million pertaining to the Bridgeview Technology Park I and Lucent Drive properties, prior to their maturity date.

(2) In January 2011, the Operating Partnership voluntarily prepaid in full the outstanding mortgage note pertaining to the Road to the Cure property, in the amount of approximately $15.1 million including a prepayment premium of $441,000, prior to its maturity date.

(3) In April 2010, the Operating Partnership voluntarily prepaid in full the $250.0 million in outstanding borrowings under its secured term loan with KeyBank and other lenders, resulting in the release of the properties securing the loan. In connection with the voluntary prepayments of the secured term loan, the Operating Partnership wrote off approximately $1.4 million in unamortized deferred loan fees during the year ended December 31, 2010, which is reflected in the accompanying consolidated statements of income as a loss on extinguishment of debt.

(4) The unamortized debt discount will be amortized through October 1, 2011, the first date at which the holders of the Notes due 2026 may require the Operating Partnership to repurchase the Notes due 2026.

(5) The unamortized debt discount will be amortized through April 15, 2020, the maturity date of the Notes due 2020.

Mortgage Notes Payable, net

The net carrying value of properties (investments in real estate) secured by the Operating Partnership's mortgage notes payable was $1.2 billion at both December 31, 2010 and 2009.

The Operating Partnership's $350.0 million mortgage loan, which is secured by the Company's Center for Life Science | Boston property in Boston, Massachusetts, includes a financial covenant relating to a minimum amount of net worth. Management believes that it was in compliance with this covenant as of December 31, 2010. Notwithstanding the financial covenant related to the Center for Life Science | Boston mortgage, no other financial covenants are required on the remaining mortgage notes payable.

Premiums were recorded upon assumption of the mortgage notes payable at the time of the related property acquisition to account for above-market interest rates. Amortization of these premiums is recorded as a reduction to interest expense over the remaining term of the respective note using a method that approximates the effective-interest method.

The Operating Partnership has the ability and intends to repay any principal and accrued interest due in 2011 through the use of cash from operations or borrowings from its unsecured line of credit.

Unsecured Line of Credit

The Operating Partnership's unsecured line of credit with KeyBank National Association ("KeyBank") and other lenders has a borrowing capacity of $720.0 million and a maturity date of August 1, 2011. The unsecured line of credit bears interest at a floating rate equal to, at the Operating Partnership's option, either (1) reserve adjusted LIBOR plus a spread which ranges from 100 to 155 basis points, depending on the Operating Partnership's leverage, or (2) the higher of (a) the prime rate then in effect plus a spread which ranges from 0 to 25 basis points, or (b) the federal funds rate then in effect plus a spread which ranges from 50 to 75 basis points, in each case, depending on the Operating Partnership's leverage. Subject to the administrative agent's reasonable discretion, the Operating Partnership may increase the amount of the unsecured line of credit to $1.0 billion upon satisfying certain conditions. In addition, the Operating Partnership, at its sole discretion, may extend the maturity date of the unsecured line of credit to August 1, 2012 after satisfying certain conditions under its control and paying an extension fee based on the then current facility commitment. At maturity, the Operating Partnership may refinance the unsecured line of credit, depending on market conditions and the availability of credit, or it may execute the extension option. The Operating Partnership has deferred the loan costs associated with the subsequent amendments to the unsecured line of credit, which are being amortized to expense with the unamortized loan costs from the original debt facility over the remaining term. At December 31, 2010, the Operating Partnership had $392.5 million in outstanding borrowings on its unsecured line of credit, with a weighted-average interest rate of 1.4% on the unhedged portion of the outstanding debt of approximately $242.5 million. At December 31, 2010, the Operating Partnership had additional borrowing capacity under the unsecured line of credit of up to approximately $319.7 million (net of outstanding letters of credit issued by the Operating Partnership and drawable on the unsecured line of credit of approximately $7.8 million).

The terms of the credit agreement for the unsecured line of credit includes certain restrictions and covenants, which limit, among other things, the payment of dividends and the incurrence of additional indebtedness and liens. The terms also require compliance with financial ratios relating to the minimum amounts of the Operating Partnership's net worth, fixed charge coverage, unsecured debt service coverage, the maximum amount of secured, and secured recourse indebtedness, leverage ratio and certain investment limitations. The dividend restriction referred to above provides that, except to enable the Operating Partnership to continue to qualify as a REIT for federal income tax purposes, the Operating Partnership will not make distributions with respect to common stock or other equity interests in an aggregate amount for the preceding four fiscal quarters in excess of 95% of funds from operations, as defined, for such period, subject to other adjustments. Management believes that it was in compliance with the covenants as of December 31, 2010.

Exchangeable Senior Notes Due 2026, net

On September 25, 2006, the Operating Partnership issued $175.0 million aggregate principal amount of its Exchangeable Senior Notes due 2026 (the "Notes due 2026"). The Notes due 2026 are general senior unsecured obligations of the Operating Partnership and rank equally in right of payment with all other senior unsecured indebtedness of the Operating Partnership. Interest at a rate of 4.50% per annum is payable on April 1 and October 1 of each year, beginning on April 1, 2007, until the stated maturity date of October 1, 2026. The terms of the Notes due 2026 are governed by an indenture, dated September 25, 2006, among the Operating Partnership, as issuer, the Operating Partnership, as guarantor, and U.S. Bank National Association, as trustee. The Notes due 2026 contain an exchange settlement feature, which provides that the Notes due 2026 may, on or after September 1, 2026 or under certain other circumstances, be exchangeable for cash (up to the principal amount of the Notes due 2026) and, with respect to excess exchange value, into, at the Operating Partnership's option, cash, shares of the Parent Company's common stock or a combination of cash and shares of common stock at the then applicable exchange rate. The initial exchange rate was 26.4634 shares per $1,000 principal amount of Notes due 2026, representing an exchange price of approximately $37.79 per share. If certain designated events occur on or prior to October 6, 2011 and a holder elects to exchange Notes due 2026 in connection with any such transaction, the Operating Partnership will increase the exchange rate by a number of additional shares of common stock based on the date the transaction becomes effective and the price paid per share of common stock in the transaction, as set forth in the indenture governing the Notes due 2026. The exchange rate may also be adjusted under certain other circumstances, including the payment of quarterly cash dividends by the Parent Company in excess of $0.29 per share of its common stock. As a result of past increases in the Parent Company's quarterly cash dividend, the exchange rate is currently 26.8135 shares per $1,000 principal amount of Notes due 2026 or an exchange price of approximately $37.29 per share of the Parent Company's common stock. The Operating Partnership may redeem the Notes due 2026, in whole or in part, at any time to preserve the Parent Company's status as a REIT or at any time on or after October 6, 2011 for cash at 100% of the principal amount plus accrued and unpaid interest. The holders of the Notes due 2026 have the right to require the Operating Partnership to repurchase the Notes due 2026, in whole or in part, for cash on each of October 1, 2011, October 1, 2016 and October 1, 2021, or upon the occurrence of a designated event, in each case for a repurchase price equal to 100% of the principal amount of the Notes due 2026 plus accrued and unpaid interest. The terms of the indenture for the Notes due 2026 do not require compliance with any financial covenants.

As the Operating Partnership may settle the Notes due 2026 in cash (or other assets) on conversion, it separately accounts for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the Operating Partnership's nonconvertible debt borrowing rate. The equity component of the convertible debt is included in the additional paid-in capital section of stockholders' equity and the value of the equity component is treated as original issue discount for purposes of accounting for the debt component of the debt security. The resulting debt discount is accreted as additional interest expense over the non-cancelable term of the instrument.

As of December 31, 2010 and 2009, the carrying value of the equity component recognized was approximately $14.0 million.

In January 2010, the Operating Partnership completed the repurchase of approximately $6.3 million face value of the Notes due 2026 at par. In June 2010, the Operating Partnership completed an additional repurchase of $18.0 million face value of the Notes due 2026 at 100.3% of par. In August 2010, the Operating Partnership completed an additional repurchase of $2.1 million face value of the Notes due 2026 at 100.3% of par. The repurchases of the Notes due 2026 resulted in the recognition of a loss on extinguishment of debt of approximately $863,000 for the year ended December 31, 2010, as a result of the write-off of deferred loan fees and debt discount and the premium paid to repurchase the Notes due 2026.

Exchangeable Senior Notes due 2030

On January 11, 2010, the Operating Partnership issued $180.0 million aggregate principal amount of its Exchangeable Senior Notes due 2030 (the "Notes due 2030"). The Notes due 2030 are general senior unsecured obligations of the Operating Partnership and rank equally in right of payment with all other senior unsecured indebtedness of the Operating Partnership. Interest at a rate of 3.75% per annum is payable on January 15 and July 15 of each year, beginning on July 15, 2010, until the stated maturity date of January 15, 2030. The terms of the Notes due 2030 are governed by an indenture, dated January 11, 2010, among the Operating Partnership, as issuer, the Parent Company, as guarantor, and U.S. Bank National Association, as trustee. The Notes due 2030 contain an exchange settlement feature, which provides that the Notes due 2030 may, at any time prior to the close of business on the second scheduled trading day preceding the maturity date, be exchangeable for shares of the Parent Company's common stock at the then applicable exchange rate. As the exchange feature for the Notes due 2030 must be settled in the common stock of the Parent Company, accounting guidance applicable to convertible debt instruments that permit the issuer to settle all or a portion of the exchange feature in cash upon conversion does not apply. The initial exchange rate was 55.0782 shares per $1,000 principal amount of Notes due 2030, representing an exchange price of approximately $18.16 per share of the Parent Company's common stock. If certain designated events occur on or prior to January 15, 2015 and a holder elects to exchange Notes due 2030 in connection with any such transaction, the Company will increase the exchange rate by a number of additional shares of the Parent Company's common stock based on the date the transaction becomes effective and the price paid per share of the Parent Company's common stock in the transaction, as set forth in the indenture governing the Notes due 2030. The exchange rate may also be adjusted under certain other circumstances, including the payment of quarterly cash dividends by the Parent Company in excess of $0.14 per share of its common stock.

The Operating Partnership may redeem the Notes due 2030, in whole or in part, at any time to preserve the Parent Company's status as a REIT or at any time on or after January 21, 2015 for cash at 100% of the principal amount plus accrued and unpaid interest. The holders of the Notes due 2030 have the right to require the Operating Partnership to repurchase the Notes due 2030, in whole or in part, for cash on each of January 15, 2015, January 15, 2020 and January 15, 2025, or upon the occurrence of a designated event, in each case for a repurchase price equal to 100% of the principal amount of the Notes due 2030 plus accrued and unpaid interest. The terms of the indenture for the Notes due 2030 do not require compliance with any financial covenants.

Unsecured Senior Notes due 2020, net

On April 29, 2010, the Operating Partnership issued $250.0 million aggregate principal amount of 6.125% Senior Notes due 2020 (the "Notes due 2020"). The purchase price paid by the initial purchasers was 98.977% of the principal amount and the Notes due 2020 have been recorded on the consolidated balance sheet net of the discount. The Notes due 2020 are senior unsecured obligations of the Operating Partnership and rank equally in right of payment with all other senior unsecured indebtedness of the Operating Partnership. However, the Notes due 2020 are effectively subordinated to the Operating Partnership's existing and future mortgages and other secured indebtedness (to the extent of the value of the collateral securing such indebtedness) and to all existing and future preferred equity and liabilities, whether secured or unsecured, of the Operating Partnership's subsidiaries, including guarantees provided by the Operating Partnership's subsidiaries under the Company's unsecured line of credit. Interest at a rate of 6.125% per year is payable on April 15 and October 15 of each year, beginning on October 15, 2010, until the stated maturity date of April 15, 2020. The terms of the Notes due 2020 are governed by an indenture, dated April 29, 2010, among the Operating Partnership, as issuer, the Parent Company, as guarantor, and U.S. Bank National Association, as trustee.

The Operating Partnership may redeem the Notes due 2020, in whole or in part, at any time for cash at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes due 2020 being redeemed; or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the adjusted treasury rate plus 40 basis points, plus in each case, accrued and unpaid interest.

The terms of the indenture for the Notes due 2020 require compliance with various financial covenants, including limits on the amount of total leverage and secured debt maintained by the Operating Partnership and which require the Operating Partnership to maintain minimum levels of debt service coverage. Management believes that it was in compliance with these covenants as of December 31, 2010.

On January 12, 2011, in accordance with the registration rights agreement entered into among the Company, the Operating Partnership and the initial purchasers of the Notes due 2020, the Operating Partnership completed its exchange offer to exchange all of the outstanding unregistered Notes due 2020 for an equal principal amount of a new issue of 6.125% Senior Notes due 2020 pursuant to an effective registration statement on Form S-4 filed with the Securities and Exchange Commission. A total of $250.0 million aggregate principal amount of the original Notes due 2020, representing 100% of the outstanding principal amount of the original Notes due 2020, was tendered and received prior to the expiration of the exchange offer. The terms of the Notes due 2020 are substantially identical to the original Notes due 2020, except for transfer restrictions and registration rights relating to the original Notes due 2020.

Interest expense consisted of the following (in thousands):

	Years Ended December 31,		
	2010	2009	2008
Mortgage notes payable	$ 47,371	$ 34,965	$ 22,314
Amortization of debt premium on mortgage notes payable	(1,939)	(1,853)	(2,065)
Amortization of deferred interest costs (see Note 11)	7,114	3,589	—
Derivative instruments	10,343	16,248	7,115
Secured construction loan	—	4,187	19,516
Secured term loan	1,391	5,071	10,856
Notes due 2026	1,358	4,919	7,620
Amortization of debt discount on Notes due 2026	573	1,810	2,639
Notes due 2030	6,563	—	—
Notes due 2020	10,293	—	—
Amortization of debt discount on Notes due 2020	128	—	—
Unsecured line of credit	4,190	4,443	10,577
Amortization of deferred loan fees	4,302	4,024	4,920
Capitalized interest	(5,442)	(12,405)	(42,320)
Total interest expense	$ 86,245	$ 64,998	$ 41,172

As of December 31, 2010, principal payments due for the Operating Partnership's consolidated indebtedness (excluding debt premiums and discounts) were as follows (in thousands):

2011	$ 424,292
2012	45,177
2013	25,688
2014	352,822
2015	6,253
Thereafter(1)	640,335
	$ 1,494,567

(1) Includes $19.8 million in principal payments of the Notes due 2026 based on a contractual maturity date of October 1, 2026 and $180.0 million in principal payments of the Notes due 2030 based on a contractual maturity date of January 15, 2030.

6. Earnings Per Share of the Parent Company

Instruments granted in share-based payment transactions are considered participating securities prior to vesting and, therefore, are considered in computing basic earnings per share under the two-class method. The two-class method is an earnings allocation method for calculating earnings per share when a company's capital structure includes either two or more classes of common stock or common stock and participating securities. Basic earnings per share under the two-class method is calculated based on dividends declared on common shares and other participating securities ("distributed earnings") and the rights of participating securities in any undistributed earnings, which represents net income remaining after deduction of dividends accruing during the period. The undistributed earnings are allocated to all outstanding common shares and participating securities based on the relative percentage of each security to the total number of outstanding participating securities. Basic earnings per share represents the summation of the distributed and undistributed earnings per share class divided by the total number of shares.

Through December 31, 2010 all of the Company's participating securities (including the OP units) received dividends/distributions at an equal dividend/distribution rate per share/unit. As a result, the portion of net income allocable to the weighted-average restricted stock outstanding for the years ended December 31, 2010, 2009 and 2008 has been deducted from net income available to common stockholders to calculate basic earnings per share. The calculation of diluted earnings per share for the year ended December 31, 2010 includes the outstanding OP units (both vested and unvested) in the weighted-average shares, and net income attributable to noncontrolling interests in the Operating Partnership has been added back to net income available to common stockholders. For the year ended December 31, 2010, the restricted stock was anti-dilutive to the calculation of diluted earnings per share and was therefore excluded. As a result, diluted earnings per share was calculated based upon net income available to common stockholders less net income allocable to unvested restricted stock and distributions in excess of earnings attributable to unvested restricted stock. For the year ended December 31, 2009, the outstanding OP units (both vested and unvested) were anti-dilutive to the calculation of earnings per share and were therefore excluded from the calculation of diluted earnings per share and diluted earnings per share is calculated based upon net income available to common stockholders. The calculation of diluted earnings per share for the year ended December 31, 2008 includes the outstanding OP units (both vested and unvested) and restricted stock in the weighted-average shares, and net income attributable to noncontrolling interests in the operating partnership has been added to net income available to common stockholders in calculating diluted earnings per share. No shares were issuable upon settlement of the excess exchange value pursuant to the exchange settlement feature of the Notes due 2026 (originally issued in 2006 - see Note 5) as the common stock price at December 31, 2010, 2009 and 2008 did not exceed the exchange price then in effect. In addition, shares issuable upon settlement of the exchange feature of the Notes due 2030 (originally issued in 2010 - see Note 5) were anti-dilutive and were not included in the calculation of diluted earnings per share based on the "if converted" method for the year ended December 31, 2010. No other shares were considered anti-dilutive for the years ended December 31, 2010, 2009 and 2008.

Computations of basic and diluted earnings per share (in thousands, except share data) were as follows:

	Year Ended December 31,		
	2010	2009	2008
Basic earnings per share:			
Net income available to common stockholders	$ 21,853	$ 41,759	$ 44,091
Less: net income allocable and distributions in excess of earnings to participating securities	(838)	(591)	(305)
Net income attributable to common stockholders	$ 21,015	$ 41,168	$ 43,786
Diluted earnings per share:			
Net income available to common stockholders	$ 21,853	$ 41,759	$ 44,091
Less: net income allocable and distributions in excess of earnings to participating securities	(838)	—	—
Add: net income attributable to noncontrolling interests in operating partnership	546	—	2,086
Net income attributable to common stockholders and participating securities	$ 21,561	$ 41,759	$ 46,177
Weighted-average common shares outstanding:			
Basic	112,698,704	91,011,123	71,684,244
Incremental shares from assumed conversion:			
Unvested restricted stock	—	839,879	242,366
Operating partnership and LTIP units	3,019,495	—	3,481,543
Diluted	115,718,199	91,851,002	75,408,153
Basic and diluted earnings per share:			
Net income per share attributable to common stockholders, basic and diluted	$ 0.19	$ 0.45	$ 0.61

7. Earnings Per Unit of the Operating Partnership

Instruments granted in equity-based payment transactions are considered participating securities prior to vesting and, therefore, are considered in computing basic earnings per unit under the two-class method. The two-class method is an earnings allocation method for calculating earnings per unit when a company's capital structure includes either two or more classes of common equity or common equity and participating securities. Basic earnings per unit under the two-class method is calculated based on distributions declared on the OP units and other participating securities ("distributed earnings") and the rights of participating securities in any undistributed earnings, which represents net income remaining after deduction of distributions accruing during the period. The undistributed earnings are allocated to all outstanding OP units and participating securities based on the relative percentage of each security to the total number of outstanding participating securities. Basic earnings per unit represents the summation of the distributed and undistributed earnings per unit class divided by the total number of OP units.

Through December 31, 2010 all of the Operating Partnership's participating securities received distributions at an equal distribution rate per unit. As a result, the portion of net income allocable to the weighted-average unvested OP units outstanding for the years ended December 31, 2010, 2009, and 2008 has been deducted from net income available to unitholders to calculate basic earnings per unit. For the years ended December 31, 2010 and 2009 the unvested OP units were anti-dilutive to the calculation of earnings per unit and were therefore excluded from the calculation of diluted earnings per unit and diluted earnings per unit is calculated based upon net income attributable to unitholders. The calculation of diluted earnings per unit for the year ended December 31, 2008 includes unvested OP units in the weighted-average shares, and diluted earnings per unit is calculated based upon net income available to the unitholders. No shares of common stock of the Parent Company were contingently issuable upon settlement of the excess exchange value pursuant to the exchange settlement feature of the Notes due 2026 (originally issued in 2006 - see Note 5) as the common stock price at December 31, 2010, 2009 and 2008 did not exceed the exchange price then in effect. In addition, units issuable upon settlement of the exchange feature of the Notes due 2030 (originally issued in 2010 - see Note 5) were anti-dilutive and were not included in the calculation of diluted earnings per unit based on the "if converted" method for the year ended December 31, 2010. No other units were considered anti-dilutive for the years ended December 31, 2010, 2009, and 2008.

Computations of basic and diluted earnings per unit (in thousands, except share data) were as follows:

	Years Ended December 31,		
	2010	2009	2008
Basic earnings per unit:			
Net income available to the unitholders	$ 22,399	$ 43,291	$ 46,177
Less: net income allocable and distributions in excess of earnings to participating securities	(933)	(733)	(916)
Net income attributable to unitholders	$ 21,466	$ 42,558	$ 45,261
Diluted earnings per unit:			
Net income available to the unitholders	$ 22,399	$ 43,291	$ 46,177
Less: net income allocable and distributions in excess of earnings to participating securities	(933)	(733)	—
Net income attributable to unitholders	$ 21,466	$ 42,558	$ 46,177
Weighted-average units outstanding:			
Basic	115,572,569	94,005,382	74,753,230
Incremental shares from assumed conversion/vesting:			
Unvested units	—	—	654,923
Diluted	115,572,569	94,005,382	75,408,153
Basic and diluted earnings per unit:			
Net income per unit attributable to unitholders, basic and diluted:	$ 0.19	$ 0.45	$ 0.61

8. Fair-Value of Financial Instruments

The Company is required to disclose fair-value information about all financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate fair-value. The Company's disclosures of estimated fair-value of financial instruments at December 31, 2010 and 2009 were determined using available market information and appropriate valuation methods. Considerable judgment is necessary to interpret market data and develop estimated fair-value. The use of different market assumptions or estimation methods may have a material effect on the estimated fair-value amounts.

The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, security deposits, accounts payable, accrued expenses and other liabilities approximate fair-value due to the short-term nature of these instruments.

The Company utilizes quoted market prices to estimate the fair-value of its fixed-rate and variable-rate debt, when available. If quoted market prices are not available, the Company calculates the fair-value of its mortgage notes payable and other fixed-rate debt based on a currently available market rate assuming the loans are outstanding through maturity and considering the collateral. In determining the current market rate for fixed-rate debt, a market credit spread is added to the quoted yields on federal government treasury securities with similar terms to debt. In determining the current market rate for variable-rate debt, a market credit spread is added to the current effective interest rate. The carrying value of interest rate swaps, as well as the underlying hedged liability, if applicable, are reflected at their fair-value (see the Assets and Liabilities Measured at Fair-Value section under Note 2). The Company relies on quotations from a third party to determine these fair-values.

At December 31, 2010 and 2009, the aggregate fair-value and the carrying value of the Company's consolidated mortgage notes payable, unsecured line of credit, secured construction loan, Notes, secured term loan, derivative instruments, and investments were as follows (in thousands):

	December 31,			
	2010		2009	
	Fair-value	Carrying Value	Fair-value	Carrying Value
Mortgage notes payable(1)	$ 729,561	$ 657,922	$ 671,614	$ 669,454
Secured term loan	—	—	233,389	250,000
Notes due 2026(2)	23,244	19,522	46,150	44,685
Notes due 2030	209,128	180,000	—	—
Notes due 2020(3)	262,950	247,571	—	—
Unsecured line of credit	388,567	392,450	380,699	397,666
Derivative instruments(4)	(3,800)	(3,800)	(12,432)	(12,432)
Investments(5)	4,060	4,060	898	898

(1) Carrying value includes $5.6 million and $7.0 million of unamortized debt premium as of December 31, 2010 and 2009, respectively.

(2) Carrying value includes $278,000 and $1.5 million of unamortized debt discount as of December 31, 2010 and 2009, respectively.

(3) Carrying value includes $2.4 million of unamortized debt discount as of December 31, 2010.

(4) The Company's derivative instruments are reflected in other assets and derivative instruments (liability account) on the accompanying consolidated balance sheets based on their respective balances (see Note 11).

(5) The Company's investments are included in other assets on the accompanying balance sheets (see Investments section in Note 2).

9. Incentive Award Plan

The Company has adopted the 2009 Amendment and Restatement of the BioMed Realty Trust, Inc. and BioMed Realty, L.P. 2004 Incentive Award Plan (the "Plan"). The Plan provides for grants to directors, employees and consultants of the Company and the Operating Partnership (and their respective subsidiaries) of stock options, restricted stock, LTIP units, stock appreciation rights, dividend equivalents, and other incentive awards. The Company has reserved 5,340,000 shares of common stock for issuance pursuant to the Plan, subject to adjustments as set forth in the Plan. As of December 31, 2010, 2,509,809 shares of common stock or awards convertible into or exchangeable for common stock remained available for future issuance under the Plan. Each LTIP unit issued will count as one share of common stock for purposes of calculating the limit on shares that may be issued. Compensation cost for these incentive awards is measured based on the fair-value of the award on the grant date (fair-value is calculated based on the closing price of the Company's common stock on the date of grant) and is recognized as expense over the respective vesting period, which for restricted stock awards and LTIP units is generally three to five years. Fully vested incentive awards may be settled for either cash or stock depending on the Company's election and the type of award granted. Participants are entitled to cash dividends and may vote such awarded shares, but the sale or transfer of such shares is limited during the restricted or vesting period. Since inception, the Company has only awarded restricted stock grants and LTIP units. The restricted stock grants may only be settled for stock whereas the LTIP units may be redeemed for either cash or common stock, at the Company's election.

LTIP units represent a profits interest in the Operating Partnership for services rendered or to be rendered by the LTIP unit holder in its capacity as a partner, or in anticipation of becoming a partner, in the Operating Partnership. Unvested LTIP units do not have full parity with common units of the Operating Partnership at issuance with respect to liquidating distributions, although LTIP unit holders receive the same quarterly per unit distributions as common units and may vote the LTIP units from the date of issuance. The LTIP units are subject to vesting requirements, which lapse over a specified period of time (normally three to five years from the date of issuance). In addition, the LTIP units are generally subject to a two-year lock-up period during which time the LTIP units may not be redeemed or sold by the LTIP unit holder. Upon the occurrence of specified events, LTIP units may over time achieve full parity with common units of the Operating Partnership for all purposes. Upon achieving full parity, and after the expiration of any vesting and lock-up periods, LTIP units may be redeemed for an equal number of the Company's common stock or cash, at the Company's election.

During the years ended December 31, 2010, 2009, and 2008 the Company granted 658,859, 603,900, and 574,495 shares of unvested restricted stock and LTIP units with aggregate values of $10.9 million, $7.5 million, and $7.6 million under the Plan, respectively. For the years ended December 31, 2010, 2009, and 2008, a total of 332,183 shares (79,555 shares of common stock, were surrendered to the Company and subsequently retired in lieu of cash payments for taxes due on the vesting of restricted stock), 189,658 shares (3,435 shares of common stock, were surrendered to the Company and subsequently retired in lieu of cash payments for taxes due on the vesting of restricted stock), and 312,828 shares of restricted stock and LTIP units vested, with fair-values of $5.3 million, $2.0 million, and $6.3 million, respectively. For the years ended December 31, 2010, 2009, and 2008, $7.0 million, $5.6 million, and $6.1 million, respectively, of stock-based compensation expense was recognized in general and administrative expenses and rental operations expense. On December 31, 2008, the Company accelerated the vesting of 73,725 LTIP units for one employee (included in the table below), resulting in a revaluation based on the fair-value of the LTIP units on that date, and the recognition of additional compensation expense of approximately $583,000 in 2008. As of December 31, 2010, total compensation expense related to unvested awards of $16.1 million will be recognized in the future over a weighted-average period of 2.9 years.

A summary of the Company's unvested restricted stock and LTIP units is presented below:

	Unvested Restricted Shares/LTIP Units	Weighted Average Grant-Date Fair-Value
Balance at December 31, 2007	664,318	$ 27.81
Granted	574,495	11.87
Vested	(312,828)	25.13
Forfeited	(25,144)	25.40
Balance at December 31, 2008	900,841	18.92
Granted	603,900	12.38
Vested	(189,658)	27.02
Forfeited	(19,325)	13.52
Balance at December 31, 2009	1,295,758	14.77
Granted	658,859	16.55
Vested	(332,183)	16.90
Forfeited	(34,374)	11.19
Balance at December 31, 2010	1,588,060	$ 15.15

10. Investment in Unconsolidated Partnerships

The accompanying consolidated financial statements include investments in two limited liability companies with Prudential Real Estate Investors ("PREI"), which were formed in the second quarter of 2007, and in 10165 McKellar Court, L.P. ("McKellar Court"), a limited partnership with Quidel Corporation, the tenant which occupies the McKellar Court property. One of the PREI limited liability companies, PREI II LLC, is a VIE; however, the Company is not the primary beneficiary. PREI will bear the majority of any losses. The other PREI limited liability company, PREI I LLC, does not qualify as a VIE. In addition, consolidation is not required as the Company does not control the limited liability companies. The McKellar Court partnership is a VIE; however, the Company is not the primary beneficiary. The limited partner at McKellar Court is the only tenant in the property and will bear the majority of any losses. As it does not control the limited liability companies or the partnership, the Company accounts for them under the equity method of accounting. Significant accounting policies used by the unconsolidated partnerships that own these properties are similar to those used by the Company. General information on the PREI limited liability companies and the McKellar Court partnership (each referred to in this footnote individually as a "partnership" and collectively as the "partnerships") as of December 31, 2010 was as follows:

Name	Partner	Company's Ownership Interest	Company's Economic Interest	Date Acquired
PREI I(1)	PREI	20%	20%	April 4, 2007
PREI II(2)	PREI	20%	20%	April 4, 2007
McKellar Court(3)	Quidel Corporation	22%	22%(4)	September 30, 2004

(1) In April 2007, PREI I LLC acquired a portfolio of properties in Cambridge, Massachusetts comprised of a stabilized laboratory/building totaling 184,445 square feet located at 320 Bent Street, a partially leased laboratory/office building totaling 420,000 square feet at 301 Binney Street, a 37-unit apartment building, an operating garage facility on Rogers Street with 503 spaces, an operating below grade garage facility at Kendall Square with approximately 1,400 spaces, and a building at 650 East Kendall Street totaling 280,000 rentable square feet of laboratory and office space. The 650 East Kendall Street site also includes a below grade parking facility.

Each of the PREI operating agreements includes a put/call option whereby either member can cause the limited liability company to sell certain properties in which it holds leasehold interests to the Company at any time after the fifth anniversary and before the seventh anniversary of the acquisition date. However, the put/call option may be terminated prior to exercise under certain circumstances. The put/call option purchase price is based on a predetermined return on capital invested by PREI. If the put/call option is exercised, the Company believes that it would have adequate resources to fund the purchase price.

The PREI joint ventures' $203.3 million secured acquisition and interim loan facility with KeyBank bears interest at a rate equal to, at the option of the PREI joint ventures, either (1) reserve adjusted LIBOR plus 350 basis points or (2) the higher of (a) the prime rate then in effect, (b) the federal funds rate then in effect plus 50 basis points or (c) one-month LIBOR plus 450 basis points, and requires interest only monthly payments until the maturity date. On January 19, 2011, the maturity date of the secured acquisition and interim loan facility was extended from February 10, 2011 to February 10, 2012. At maturity, the PREI joint ventures may refinance the secured acquisition and interim loan facility, depending on market conditions and the availability of credit, or they may repay the principal balance. Pursuant to the loan facility, the Company executed guaranty agreements in which it guaranteed the full completion of the construction and any tenant improvements at the 301 Binney Street property if PREI I LLC was unable or unwilling to complete the project. On March 11, 2009, the PREI joint ventures jointly entered into an interest rate cap agreement, which is intended to have the effect of hedging variability in future interest payments on the $203.3 million secured acquisition and interim loan facility above a strike rate of 2.5% (excluding the applicable credit spread) through February 10, 2011. At December 31, 2010, there were $203.3 million in outstanding borrowings on the secured acquisition and interim loan facility, with a contractual interest rate of 3.8% (including the applicable credit spread).

On February 13, 2008, a wholly owned subsidiary of the Company's joint venture with PREI I LLC entered into a secured construction loan facility with certain lenders to provide borrowings of up to approximately $245.0 million in connection with the construction of 650 East Kendall Street, a life sciences building located in Cambridge, Massachusetts. On August 3, 2010, the maturity date of the secured construction loan facility was extended from August 13, 2010 to February 13, 2011. On January 11, 2011, the maturity date was further extended from February 13, 2011 to August 13, 2011. In accordance with the loan agreement, Prudential Insurance Corporation of America has guaranteed repayment of the construction loan. At maturity, the wholly owned subsidiary may refinance the loan, depending on market conditions and the availability of credit, or it may repay the principal balance of the construction loan. At December 31, 2010, there were $202.4 million in outstanding borrowings on the secured construction loan facility, with a contractual interest rate of 1.8% (including the applicable credit spread).

(2) As part of a larger transaction which included the acquisition by PREI I LLC referred to above, PREI II LLC acquired a portfolio of properties in April 2007. It disposed of its acquired properties in 2007 at no material gain or loss. The total sale price included approximately $4.0 million contingently payable in June 2012 pursuant to a put/call option, exercisable on the earlier of the extinguishment or expiration of development restrictions placed on a portion of the development rights included in the disposition. The Company's remaining investment in PREI II LLC (maximum exposure to losses) was approximately $814,000 at December 31, 2010.

(3) The McKellar Court partnership holds a property comprised of a two-story laboratory/office building totaling 72,863 rentable square feet located in San Diego, California. The Company's investment in the McKellar Court partnership (maximum exposure to losses) was approximately $12.5 million at December 31, 2010. In December 2009, the Operating Partnership provided funding in the form of a promissory note to the McKellar Court partnership in the amount of $10.3 million, which matures at the earlier of (a) January 1, 2020, or (b) the day that the limited partner exercises an option to purchase the Operating Partnership's ownership interest. Loan proceeds were utilized to repay a mortgage with a third party. Interest-only payments on the promissory note are due monthly at a fixed rate of 8.15% (the rate may adjust higher after January 1, 2015), with the principal balance outstanding due at maturity.

(4) The Company's economic interest in the McKellar Court partnership entitles it to 75% of the extraordinary cash flows after repayment of the partners' capital contributions and 22% of the operating cash flows.

The Company acts as the operating member or partner, as applicable, and day-to-day manager for the partnerships. The Company is entitled to receive fees for providing construction and development services (as applicable) and management services to the PREI joint ventures. The Company earned approximately $1.4 million, $2.7 million, and $2.5 million in fees for the years ended December 31, 2010, 2009, and 2008, respectively, for services provided to the PREI joint ventures, which are reflected in tenant recoveries and other income in the consolidated statements of income.

The condensed combined balance sheets for the Company's unconsolidated partnerships were as follows (in thousands):

	December 31,	
	2010	2009
Assets:		
Investments in real estate, net	$ 620,430	$ 613,306
Cash and cash equivalents (including restricted cash)	7,914	6,758
Intangible assets, net	12,303	13,498
Other assets	26,412	18,374
Total assets	$ 667,059	$ 651,936
Liabilities and members' equity:		
Mortgage notes payable and secured construction loan	$ 415,933	$ 405,606
Other liabilities	18,101	15,195
Members' equity	233,025	231,135
Total liabilities and equity	$ 667,059	$ 651,936
Company's net investment in unconsolidated partnerships	$ 57,265	$ 56,909

During 2010, the Company provided approximately $4.3 million in additional funding to the PREI joint ventures pursuant to capital calls.

2010 Annual Report to Stockholders

The condensed combined statements of operations for the unconsolidated partnerships were as follows (in thousands):

	Year Ended December 31,		
	2010	2009	2008
Total revenues	$ 36,953	$ 30,515	$ 30,598
Rental operations expenses and real estate taxes	20,687	19,925	12,863
Depreciation and amortization	15,991	13,217	10,483
Professional fees	2,120	1,341	2,668
Interest expense, net of interest income	11,778	9,645	10,759
Total expenses	50,576	44,128	36,773
Net loss	$ (13,623)	$ (13,613)	$ (6,175)
Company's equity in net loss of unconsolidated partnerships	$ (1,645)	$ (2,390)	$ (1,200)

11. Derivative and Other Financial Instruments

As of December 31, 2010, the Company had two interest rate swaps with an aggregate notional amount of $150.0 million under which at each monthly settlement date the Company either (1) receives the difference between a fixed interest rate (the "Strike Rate") and one-month LIBOR if the Strike Rate is less than LIBOR or (2) pays such difference if the Strike Rate is greater than LIBOR. The interest rate swaps hedge the Company's exposure to the variability on expected cash flows attributable to changes in interest rates on the first interest payments, due on the date that is on or closest after each swap's settlement date, associated with the amount of LIBOR-based debt equal to each swap's notional amount. These interest rate swaps, with a notional amount of $150.0 million (interest rate of 5.7%, including the applicable credit spread), are currently intended to hedge interest payments associated with the Company's unsecured line of credit. An additional interest rate swap with a notional amount of $250.0 million, initially intended to hedge interest payments related to the Company's secured term loan, expired during the three months ended June 30, 2010. No initial investment was made to enter into the interest rate swap agreements.

As of December 31, 2010, the Company had deferred interest costs of approximately $56.2 million in other comprehensive income related to forward starting swaps, which were settled with the corresponding counterparties in March and April 2009 for approximately $86.5 million. The forward starting swaps were entered into to mitigate the Company's exposure to the variability in expected future cash flows attributable to changes in future interest rates associated with a forecasted issuance of fixed-rate debt, with interest payments for a minimum of ten years. In June 2009 the Company closed on $368.0 million in fixed-rate mortgage loans secured by its 9865 Towne Centre Drive and Center for Life Science | Boston properties (see Note 5). The deferred interest costs will be amortized as additional interest expense over a remaining term of approximately nine years.

The following is a summary of the terms of the interest rate swaps and the forward starting swaps and their fair-values, which are included in derivative instruments on the accompanying consolidated balance sheets (in thousands):

	Notional Amount	Strike Rate	Effective Date	Expiration Date	Fair-Value (1) December 31, 2010	Fair-Value (1) December 31, 2009
	$ 250,000	4.157%	June 1, 2005	June 1, 2010	$ —	$ (4,017)
	115,000	4.673%	October 1, 2007	August 1, 2011	(2,928)	(6,530)
	35,000	4.700%	October 10, 2007	August 1, 2011	(898)	(2,004)
Interest rate swaps	400,000				(3,826)	(12,551)
Other(2)	—				26	119
Total derivative instruments	$ 400,000				$ (3,800)	$ (12,432)

(1) Fair-value of derivative instruments does not include any related accrued interest payable, which is included in accrued expenses on the accompanying consolidated balance sheets.

(2) A stock purchase warrant was received in connection with an early lease termination in September 2009 and was recorded as a derivative instrument. Changes in the fair-value of the stock purchase warrant are included earnings in the period in which they occur.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair-value of the derivative is initially reported in accumulated other comprehensive income (outside of earnings) and subsequently reclassified to earnings in the period in which the hedged transaction affects earnings. During the years ended December 31, 2010, 2009, and 2008, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt and future variability in the interest-related cash flows from forecasted issuances of debt. The ineffective portion of the change in fair-value of the derivatives is recognized directly in earnings.

The Company's voluntary prepayment of the remaining balance outstanding on the secured term loan (see Note 5) and additional repayment of a portion of the outstanding indebtedness on the unsecured line of credit caused its variable-rate indebtedness to fall below the combined notional value of the outstanding interest rate swaps during the three months ended June 30, 2010, causing the Company to be temporarily overhedged. In addition, the use of contributed proceeds from its September 28, 2010 common stock offering to repay a portion of the outstanding indebtedness on its unsecured line of credit caused the amount of variable-rate indebtedness to fall below the combined notional value of the outstanding interest rate swaps on September 30, 2010, causing the Company to be temporarily overhedged. As a result, the Company re-performed tests in each period to assess the effectiveness of its interest rate swaps. The tests indicated that the $250.0 million interest rate swap was no longer highly effective during the three months ended June 30, 2010, resulting in the prospective discontinuance of hedge accounting through the expiration of the interest rate swap on June 1, 2010. From the date that hedge accounting was discontinued, changes in the fair-value associated with this interest rate swap were recorded directly to earnings, resulting in the recognition of a gain of approximately $1.1 million for the three months ended June 30, 2010, which is included as a component of loss on derivative instruments. In addition, the Company recorded a charge to earnings of approximately $1.1 million associated with this interest rate swap, relating to interest payments to the swap counterparty and hedge ineffectiveness, which is also included as a component of loss on derivative instruments.

Although the remaining interest rate swaps with an aggregate notional amount of $150.0 million passed the assessment tests at both June 30, 2010 and September 30, 2010 and continued to qualify for hedge accounting, the Company accelerated the reclassification of amounts deferred in accumulated other comprehensive loss to earnings related to the hedged forecasted transactions that became probable of not occurring during the period in which the Company was overhedged. This resulted in a cumulative charge to earnings for the year ended December 31, 2010 of approximately $360,000 (net of a gain primarily attributable to the elimination of the Company's overhedged status with respect to the interest rate swaps, upon the expiration of the $250.0 million interest rate swap on June 1, 2010 and an increase in the Company's variable-rate borrowings during the three months ended December 31, 2010).

For the year ended December 31, 2010, the Company recorded total losses on derivative instruments of $453,000 primarily related to the discontinuance of hedge accounting for the Company's former $250.0 million interest rate swap (see above) and changes in the fair-value of other derivative instruments. For the years ended December 31, 2009, and 2008, the Company recognized a gain of approximately $203,000 and a loss of approximately $19.9 million, respectively, as a result of hedge ineffectiveness and changes in the fair-value of derivative instruments attributable to mismatches in the maturity date and the interest rate reset dates between the interest rate swap and corresponding debt, and changes in the fair-value of derivatives no longer considered highly effective.

Amounts reported in accumulated other comprehensive loss related to derivatives will be reclassified to earnings during the period in which the hedged transaction affects earnings. The change in net unrealized (loss)/gain on derivative instruments includes reclassifications of net unrealized losses from accumulated other comprehensive loss as (1) an increase to interest expense of $17.5 million, $19.8 million and $7.1 million, for the years ended December 31, 2010, 2009 and 2008, respectively, and (2) a loss on derivative instruments of $453,000 and $19.9 million for the years ended December 31, 2010 and 2008, respectively, and a gain on derivative instruments of $203,000 for the year ended December 31, 2009. During the next twelve months, the Company estimates that an additional $10.9 million will be reclassified from other accumulated comprehensive income as an increase to interest expense. In addition, for the years ended December 31, 2010 and 2009, approximately $723,000 and $2.7 million, respectively, of settlement payments on interest rate swaps have been deferred in accumulated other comprehensive loss and will be amortized over the useful lives of the related development or redevelopment projects.

The following is a summary of the amount of gain(loss) recognized in accumulated other comprehensive income related to the derivative instruments for the years ended December 31, 2010, 2009 and 2008:

	Years Ended December 31,		
	2010	2009	2008
Amount of gain/(loss) recognized in other comprehensive income (effective portion):			
Cash flow hedges			
Interest rate swaps	$ 8,630	$ 10,737	$ (14,119)
Forward starting swaps	—	11,783	(58,911)
Total cash flow hedges	8,630	22,520	(73,030)
Ineffective interest rate swaps(1)	—	4,321	(11,344)
Total interest rate swaps	$ 8,630	$ 26,841	$ (84,374)

(1) For the year ended December 31, 2009, the amount represents the reclassification of unrealized losses from accumulated other comprehensive income to earnings during the three months ended March, 31, 2009 relating to a previously effective forward starting swap as a result of the reduction in the notional amount of forecasted debt.

The following is a summary of the amount of loss reclassified from accumulated other comprehensive income to interest expense related to the derivative instruments for the years ended December 31, 2010, 2009 and 2008:

	Years Ended December 31,		
	2010	2009	2008
Amount of loss reclassified from other comprehensive income to income (effective portion):			
Cash flow hedges			
Interest rate swaps(1)	$ (10,343)	$ (16,248)	$ (7,115)
Forward starting swaps(2)	(7,114)	(3,588)	—
Total interest rate swaps	$ (17,457)	$ (19,836)	$ (7,115)

(1) Amount represents payments made to swap counterparties for the effective portion of interest rate swaps that were recognized as an increase to interest expense for the periods presented (the amount was recorded as an increase and corresponding decrease to accumulated other comprehensive loss in the same accounting period).

(2) Amount represents reclassifications of deferred interest costs from accumulated other comprehensive loss to interest expense related to the Company's previously settled forward starting swaps.

The following is a summary of the amount of (loss)/gain recognized in income as a loss on derivative instruments related to the ineffective portion of the derivative instruments for the years ended December 31, 2010, 2009 and 2008:

	Years Ended December 31,		
	2010	2009	2008
Amount of (loss)/gain recognized in income (ineffective portion and amount excluded from effectiveness testing):			
Cash flow hedges			
Interest rate swaps	$ (360)	$ (31)	$ (35)
Forward starting swaps	—	(476)	(1,179)
Total cash flow hedges	(360)	(507)	(1,214)
Ineffective interest rate swaps	—	790	(18,734)
Total interest rate swaps	(360)	283	(19,948)
Other derivative instruments	(93)	(80)	—
Total (loss)/gain on derivatives	$ (453)	$ 203	$ (19,948)

12. Property Acquisitions

The Company acquired the following properties during the year ended December 31, 2010. The table below reflects the purchase price allocation for the acquisitions as of December 31, 2010 (in thousands):

Property	Acquisition Date	Investments in Real Estate(1)	Above Market Lease	In-Place Lease	Management Agreement	Below Market Lease	Mortgage Note Assumed	Debt Premium	Total Cash Consideration
55/65 West Watkins Mill Road	February 23, 2010	$ 12,713	$ —	$ 1,579	$ 218	$ (125)	$ —	$ —	$ 14,385
Gazelle Court(2)	March 30, 2010	11,623	—	—	—	—	—	—	11,623
Medical Center Drive	May 3, 2010	53,181	—	—	—	(181)	—	—	53,000
50 West Watkins Mill Road	May 7, 2010	13,062	—	1,175	—	(37)	—	—	14,200
4775/4785 Executive Drive	July 15, 2010	27,280	—	—	—	—	—	—	27,280
Paramount Parkway	July 20, 2010	15,615	—	1,639	295	—	—	—	17,549
11388 Sorrento Valley Road	September 10, 2010	10,879	168	1,264	109	—	—	—	12,420
4570 Executive Drive	September 17, 2010	56,378	1,504	5,367	251	—	—	—	63,500
10240 Science Center Drive	September 23, 2010	16,203	—	1,505	42	—	—	—	17,750
Sorrento West	October 15, 2010	28,013	247	2,173	43	(426)	(13,291)	(660)	16,099
Sorrento Plaza	October 18, 2010	8,310	469	1,096	—	—	—	—	9,875
Science Center at Oyster Point	October 26, 2010	109,225	7,993	13,083	2,949	—	—	—	133,250
Gateway Business Park	October 26, 2010	127,832	20,002	16,034	1,126	(48)	—	—	164,946
Patriot Drive	December 17, 2010	7,672	26	775	97	—	—	—	8,570
Weston Parkway	December 17, 2010	5,558	—	542	—	—	—	—	6,100
3525 John Hopkins Court	December 28, 2010	22,342	—	2,052	506	—	—	—	24,900
Total		$ 525,886	$ 30,409	$ 48,284	$ 5,636	$ (817)	$ (13,291)	$ (660)	$ 595,447
Weighted average intangible amortization life (in months)			71	77	114	39		13	

(1) Prior to January 1, 2009, the Company capitalized transaction costs related to property acquisitions as an addition to the investment in real estate. However, in accordance with revisions to the accounting guidance effective on January 1, 2009, the Company has recorded the costs incurred related to the acquisitions noted above as a charge to earnings in the period in which they were incurred.

(2) On March 30, 2010, the Company acquired a land parcel for the purchase price of $10.1 million (in addition to reimbursing the selling party for pre-construction costs incurred through the date of sale on the project). Concurrent with the purchase, the Company executed a lease with an existing tenant for a laboratory/office building totaling 176,000 square feet to be constructed on the site by the Company. The lease will commence after the Company substantially completes construction of the building. It is estimated that the building will be completed in January 2012. As the Company determined that the purchase constituted an asset acquisition rather than the acquisition of a business, transaction costs associated with the transaction were capitalized as an increase to the investment in real estate.

Revenues of $15.7 million and net income of $6.0 million associated with properties acquired in 2010 are included in the consolidated income statements for the year ended December 31, 2010 for both the Company and the Operating Partnership.

13. Commitments and Contingencies

Concentration of Credit Risk

Life science entities comprise the vast majority of the Company's tenant base. Because of the dependence on a single industry, adverse conditions affecting that industry will more adversely affect our business. Two of the Company's tenants, Human Genome Sciences, Inc. and Vertex Pharmaceuticals Incorporated, comprised 16.3% and 11.8%, or $48.0 million and $34.9 million, respectively, of rental revenues for the year ended December 31, 2010; 17.8% and 13.2%, or $48.0 million and $35.6 million, respectively, of rental revenues for the year ended December 31, 2009; and 21.1% and 13.7%, or $48.0 million and $31.3 million, respectively, of rental revenues for the year ended December 31, 2008. These tenants are located in the Company's Maryland, and Boston and San Diego markets, respectively. The inability of these tenants to make lease payments could materially adversely affect the Company's business.

The Company generally does not require collateral or other security from our tenants, other than security deposits or letters of credit in select cases.

Construction and Other Related Commitments

As of December 31, 2010, the Company had approximately $108.2 million outstanding in construction and other related commitments related to construction, development, tenant improvements, renovation costs, leasing commissions, and general property-related capital expenditures, with approximately $105.3 million expected to be paid in 2011, approximately $93,000 expected to be paid in 2012 and 2013 and approximately $252,000 in 2013.

Insurance

The Company carries insurance coverage on its properties with policy specifications and insured limits that it believes are adequate given the relative risk of loss, cost of the coverage and standard industry practice. However, certain types of losses (such as from earthquakes and floods) may be either uninsurable or not economically insurable. Further, certain of the properties are located in areas that are subject to earthquake activity and floods. Should a property sustain damage as a result of an earthquake or flood, the Company may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Should an uninsured loss occur, the Company could lose some or all of its capital investment, cash flow and anticipated profits related to one or more properties.

Environmental Matters

The Company follows a policy of monitoring its properties for the presence of hazardous or toxic substances. The Company is not aware of any environmental liability with respect to the properties that would have a material adverse effect on the Company's business, assets or results of operations. There can be no assurance that such a material environmental liability does not exist. The existence of any such material environmental liability could have an adverse effect on the Company's results of operations and cash flow. The Company carries environmental remediation insurance for its properties. This insurance, subject to certain exclusions and deductibles, covers the cost to remediate environmental damage caused by future spills or the historic presence of previously undiscovered hazardous substances, as well as third-party bodily injury and property damage claims related to the release of hazardous substances.

Repurchase Agreements

A lease at the King of Prussia Road property contains a provision whereby the tenant, Centocor, Inc. ("Centocor"), holds a right to purchase the property (the "Purchase Option") from the Company. The Purchase Option is exercisable through the expiration of the underlying lease in March 2014 (the purchase option may also be extended for an additional ten years in the event that Centocor exercises each of two five-year lease extension options). The purchase price is a specified amount within the amended lease agreement if the purchase option is exercised prior to March 31, 2012 (with an annual increase of 3% on April 1 of each subsequent year), but may also be increased for costs incurred (with an implied return to determine estimated triple-net rental rates with respect to the costs incurred) and a capitalization rate of 8% if the Company has begun construction of new buildings on the property.

The acquisition of the Shady Grove Road ("Shady Grove") property includes a provision whereby the seller could repurchase the property from the Company under specific terms in the future. The Shady Grove Repurchase Option is a one-time option at approximately the tenth anniversary of the acquisition date, subject to a twelve-month notice provision, at a repurchase price of approximately $300.0 million in cash. As the Repurchase Option may be executed only by the seller and would exceed the acquisition price paid by the Company, no gain would be recorded by the Company unless the Repurchase Option is exercised.

Tax Indemnification Agreements and Minimum Debt Requirements

As a result of the contribution of properties to the Operating Partnership, the Company has indemnified the contributors of the properties against adverse tax consequences if it directly or indirectly sells, exchanges or otherwise disposes of the properties in a taxable transaction before the tenth anniversary of the completion of the Company's initial public offering (the "Offering"). The Company also has agreed to use its reasonable best efforts to maintain at least $8.0 million of debt, some of which must be property specific, for a period of ten years following the date of the Offering to enable certain contributors to guarantee the debt in order to defer potential taxable gain they may incur if the Operating Partnership repays the existing debt.

Legal Proceedings

Although the Company is involved in legal proceedings arising in the ordinary course of business, as of December 31, 2010, the Company is not currently a party to any legal proceedings nor, to its knowledge, is any legal proceeding threatened against it that it believes would have a material adverse effect on its financial position, results of operations or liquidity.

14. Pro Forma Results of the Parent Company (unaudited)

The unaudited pro forma revenues and operating income of the Parent Company, including the acquisitions that occurred in 2010 as if they had taken place on January 1, 2010 and 2009, respectively, are as follows:

	Year Ended December 31,	
	2010	2009
Total revenues	$ 424,823	$ 409,866
Net income available to common stockholders	27,018	51,633
Net income per share available to common stockholders - basic and diluted	$ 0.24	$ 0.56

Pro forma data may not be indicative of the results that would have been reported had the acquisitions actually occurred as of January 1, 2010 and 2009, respectively, nor does it intend to be a projection of future results.

15. Pro Forma Results of the Operating Partnership (unaudited)

The unaudited pro forma revenues and operating income of the Operating Partnership, including the acquisitions that occurred in 2010 as if they had taken place on January 1, 2010 and 2009, respectively, are as follows:

	Year Ended December 31,	
	2010	2009
Total revenues	$ 424,823	$ 409,866
Net income available to unitholders	27,564	53,165
Net income per share available to unitholders - basic and diluted	$ 0.24	$ 0.56

Pro forma data may not be indicative of the results that would have been reported had the acquisitions actually occurred as of January 1, 2010 and 2009, respectively, nor does it intend to be a projection of future results.

16. Quarterly Financial Information of the Parent Company (unaudited)

The Company's selected quarterly information for the years ended December 31, 2010 and 2009 (in thousands, except per share data) was as follows.

	2010 Quarter Ended(1)			
	December 31	September 30	June 30	March 31
Total revenues	$ 105,036	$ 95,733	$ 92,912	$ 92,756
Net income	12,940	9,177	8,535	8,661
Net income attributable to noncontrolling interests	(178)	(104)	(95)	(121)
Preferred dividends	(4,241)	(4,241)	(4,241)	(4,241)
Net income available to common stockholders	$ 8,521	$ 4,832	$ 4,199	$ 4,299
Net income per share available to common stockholders - basic and diluted	$ 0.06	$ 0.04	$ 0.04	$ 0.04

	2009 Quarter Ended(1)			
	December 31	September 30	June 30	March 31
Total revenues	$ 88,171	$ 92,963	$ 86,080	$ 93,951
Net income	4,728	8,411	23,081	23,970
Net income attributable to noncontrolling interests	(10)	(108)	(645)	(705)
Preferred dividends	(4,241)	(4,241)	(4,241)	(4,240)
Net income available to common stockholders	$ 477	$ 4,062	$ 18,195	$ 19,024
Net income per share available to common stockholders - basic and diluted	$ 0.00	$ 0.04	$ 0.20	$ 0.23

(1) The sum of quarterly financial data may vary from the annual data due to rounding.

17. Quarterly Financial Information of the Operating Partnership (unaudited)

The Company's selected quarterly information for the years ended December 31, 2010 and 2009 (in thousands, except per share data) was as follows.

	2010 Quarter Ended(1)			
	December 31	September 30	June 30	March 31
Total revenues	$ 105,036	$ 95,733	$ 92,912	$ 92,756
Net income	12,940	9,177	8,535	8,661
Net loss attributable to noncontrolling interests	10	18	14	6
Preferred distributions	(4,241)	(4,241)	(4,241)	(4,241)
Net income available to unitholders	$ 8,709	$ 4,954	$ 4,309	$ 4,427
Net income per unit attributable to unitholders - basic and diluted	$ 0.06	$ 0.04	$ 0.04	$ 0.04

	2009 Quarter Ended(1)			
	December 31	September 30	June 30	March 31
Total revenues	$ 88,171	$ 92,963	$ 86,080	$ 93,951
Net income	4,728	8,411	23,081	23,970
Net loss attributable to noncontrolling interests	20	14	13	17
Preferred distributions	(4,241)	(4,241)	(4,241)	(4,240)
Net income available to unitholders	$ 507	$ 4,184	$ 18,853	$ 19,747
Net income per unit attributable to unitholders - basic and diluted	$ 0.00	$ 0.04	$ 0.20	$ 0.23

(1) The sum of quarterly financial data may vary from the annual data due to rounding.

BIOMED REALTY TRUST, INC. AND BIOMED REALTY, L.P.
SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2010
(In thousands)

			Initial Cost			Costs	Gross amount carried at December 31, 2010				
Property	Year Built/ Renovated	Encumbrances (1)	Land	Ground Lease	Buildings and Improvements	Capitalized Subsequent to Acquisition	Land	Buildings and Improvements	Total (2)	Accumulated Depreciation (3)	Net
Albany Street	1922/1998	$ —	$ 1,942	$ —	$ 31,293	$ 128	$ 1,942	$ 31,421	$ 33,363	$ (4,410)	$ 28,953
Ardentech Court	1997/2008	4,237	2,742	—	5,379	6,919	2,742	12,298	15,040	(2,672)	12,368
Ardenwood Venture	1985	—	3,550	—	10,603	4,352	3,550	14,955	18,505	(2,073)	16,432
Balboa Avenue	1968/2000	—	1,316	—	9,493	464	1,316	9,957	11,273	(1,660)	9,613
Bayshore Boulevard	2000	—	3,667	—	22,593	7,464	3,667	30,057	33,724	(7,132)	26,592
Beckley Street	1999	—	1,480	—	17,590	—	1,480	17,590	19,070	(2,657)	16,413
Bernardo Center Drive	1974/2008	—	2,580	—	13,714	32	2,580	13,746	16,326	(2,032)	14,294
9911 Belward Campus Drive	2001	—	4,160	—	196,814	—	4,160	196,814	200,974	(23,544)	177,430
9920 Belward Campus Drive	2000	—	3,935	—	11,206	—	3,935	11,206	15,141	(1,291)	13,850
Center for Life Science Boston	2008	345,577	60,000	—	407,747	250,415	60,000	658,162	718,162	(47,793)	670,369
Bridgeview Technology Park I	1977/2002	—	1,315	—	14,716	19,100	2,494	32,637	35,131	(4,984)	30,147
Bridgeview Technology Park II	1977/2002	—	1,522	—	13,066	—	1,522	13,066	14,588	(1,891)	12,697
Charles Street	1911/1986	—	5,000	—	7,033	29	5,000	7,062	12,062	(927)	11,135
Coolidge Avenue	1962/1999	—	2,760	—	7,102	13	2,760	7,115	9,875	(1,013)	8,862
Dumbarton Circle	1990	—	2,723	—	5,097	186	2,723	5,283	8,006	(2,269)	5,737
Eccles Avenue(4)	1965/1995	—	21,257	—	608	3,785	21,257	4,393	25,650	(608)	25,042
Eisenhower Road	1973/2000	—	416	—	2,614	1,048	416	3,662	4,078	(744)	3,334
Elliott Avenue	1925/2004	—	10,124	—	38,911	32,063	10,124	70,974	81,098	(4,283)	76,815
21 Erie Street	1925/2004	—	3,366	—	18,372	59	3,366	18,431	21,797	(2,591)	19,206
40 Erie Street	1996	—	7,593	—	33,765	382	7,593	34,147	41,740	(4,739)	37,001
4570 Executive Drive	1999	—	7,685	—	48,693	—	7,685	48,693	56,378	(639)	55,739
4775 / 4785 Executive Drive	2009	—	10,180	—	17,100	22	10,180	17,122	27,302	(214)	27,088
500 Fairview Avenue	1959/1991	—	—	—	3,285	204	—	3,489	3,489	(2,025)	1,464
530 Fairview Avenue	2008	—	2,703	—	694	41,699	2,703	42,393	45,096	(3,438)	41,658
Faraday Avenue	1986	—	1,370	—	7,201	—	1,370	7,201	8,571	(958)	7,613
Forbes Boulevard	1978	—	19,250	—	13,334	464	19,250	13,798	33,048	(1,112)	31,936
Fresh Pond Research Park	1948/2002	—	3,500	—	18,322	848	3,500	19,170	22,670	(2,766)	19,904
Gateway Business Park	1991—1998	—	116,850	—	10,982	0	116,850	10,982	127,832	(446)	127,386
Gazelle Court(4)	—	—	10,100	—	1,523	30,367	10,100	31,890	41,990	—	41,990
George Patterson Boulevard	1996/2005	—	1,575	—	11,029	1,630	1,575	12,659	14,234	(1,503)	12,731
Graphics Drive	1992/2007	—	800	—	6,577	6,408	800	12,985	13,785	(2,792)	10,993
Industrial Road	2001/2005	—	12,000	—	41,718	15,173	12,000	56,891	68,891	(18,459)	50,432
3525 John Hopkins Court	1991	—	3,993	—	18,349	—	3,993	18,349	22,342	—	22,342
3545-3575 John Hopkins Court	1991/2008	—	3,560	—	19,526	11,883	3,560	31,409	34,969	(2,577)	32,392
Kaiser Drive	1990	—	3,430	—	6,093	9,673	3,430	15,766	19,196	(1,116)	18,080
500 Kendall Street (Kendall D)	2002	64,230	3,572	—	166,308	572	3,572	166,880	170,452	(23,431)	147,021
King of Prussia Road	1954/2004	—	12,813	—	66,152	1,023	12,813	67,175	79,988	(10,862)	69,126
Landmark at Eastview(5)	1958/2008	—	—	14,210	61,996	181,527	16,943	240,790	257,733	(23,052)	234,681
Lucent Drive	2004	—	265	—	5,888	—	265	5,888	6,153	(822)	5,331
Medical Center Drive	1995	—	9,620	—	43,561	—	9,620	43,561	53,181	(1,054)	52,127
Monte Villa Parkway	1996/2002	—	1,020	—	10,711	382	1,020	11,093	12,113	(1,797)	10,316
6114-6154 Nancy Ridge Drive	1994	—	10,100	—	28,611	16,378	10,100	44,989	55,089	(3,491)	51,598
6828 Nancy Ridge Drive	1983/2001	6,488	2,344	—	9,611	484	2,344	10,095	12,439	(1,744)	10,695
Science Center at Oyster Point	2008—2009	—	19,464	—	89,762	(0)	19,464	89,762	109,226	(595)	108,631

Property	Year Built/ Renovated	Encumbrances (1)	Initial Cost: Land	Initial Cost: Ground Lease	Initial Cost: Buildings and Improvements	Costs Capitalized Subsequent to Acquisition	Gross amount carried at December 31, 2010: Land	Gross amount carried at December 31, 2010: Buildings and Improvements	Gross amount carried at December 31, 2010: Total (2)	Accumulated Depreciation (3)	Net
One Research Way	1980 /2008	—	1,813	—	6,454	3,876	1,813	10,330	12,143	(716)	11,427
Pacific Center Boulevard	1991/2008	—	5,400	—	11,493	2,720	5,400	14,213	19,613	(1,856)	17,757
Pacific Research Center	2000/2008	—	74,147	—	142,437	90,329	74,147	232,766	306,913	(19,102)	287,811
3500 Paramount Parkway	1999	—	1,080	—	14,535	—	1,080	14,535	15,615	(222)	15,393
Patriot	1984/2001	—	848	—	6,823	—	848	6,823	7,671		7,671
Phoenixville Pike	1989/2008	—	1,204	—	10,879	11,083	1,204	21,962	23,166	(3,715)	19,451
Road to the Cure	1977/2007	14,696	4,430	—	19,129	3,141	4,430	22,270	26,700	(3,468)	23,232
San Diego Science Center	1973/2002	—	3,871	—	21,875	1,671	3,871	23,546	27,417	(3,822)	23,595
10240 Science Center Drive	2002	—	4,079	—	12,124	—	4,079	12,124	16,203	(111)	16,092
Science Center Drive	1995	10,800	2,630	—	16,029	—	2,630	16,029	18,659	(2,560)	16,099
Shady Grove Road	2003	147,000	28,601	—	197,548	2,948	28,895	200,202	229,097	(23,996)	205,101
Sidney Street	2000	27,395	7,580	—	50,459	29	7,580	50,488	58,068	(7,062)	51,006
Sorrento Plaza	1978/2003	—	2,364	—	5,946	—	2,364	5,946	8,310	(45)	8,265
11388 Sorrento Valley Road	2000	—	2,366	—	8,514	—	2,366	8,514	10,880	(116)	10,764
Sorrento Valley Boulevard	1982	—	4,140	—	15,034	2	4,140	15,036	19,176	(1,775)	17,401
Sorrento West	1974—1984	13,247	13,455	—	14,368	299	13,455	14,667	28,122	(214)	27,908
Spring Mill Drive	1988	—	1,074	—	7,948	586	1,074	8,534	9,608	(1,371)	8,237
Trade Centre Avenue	1997	—	3,275	—	15,404	—	3,275	15,404	18,679	(2,088)	16,591
Torreyana Road	1980/1997	—	7,660	—	24,468	—	7,660	24,468	32,128	(2,394)	29,734
9865 Towne Centre Drive	2008	17,636	5,738	—	2,991	20,207	5,738	23,198	28,936	(2,128)	26,808
9885 Towne Centre Drive	2001/2008	—	4,982	—	28,513	—	4,982	28,513	33,495	(4,544)	28,951
Tributary Street	1983/1998	—	2,060	—	10,597	—	2,060	10,597	12,657	(1,600)	11,057
900 Uniqema Boulevard	2000	1,011	404	—	3,692	—	404	3,692	4,096	(491)	3,605
1000 Uniqema Boulevard	1999	—	1,350	—	13,229	—	1,350	13,229	14,579	(1,736)	12,843
Vassar Street	1950/1998	—	2,040	—	13,841	7,407	2,040	21,248	23,288	(2,307)	20,981
Waples Street	1983/2005	—	2,470	—	2,907	11,039	2,470	13,946	16,416	(5,861)	10,555
Walnut Street	1972 /2004	—	5,200	—	36,068	—	5,200	36,068	41,268	(4,817)	36,451
Weston Parkway	1990	—	536	—	5,022	—	536	5,022	5,558	—	5,558
675 West Kendall Street (Kendall A)	2002	—	4,922	—	121,182	493	4,922	121,675	126,597	(16,935)	109,662
West Watkins Mill	1999	—	2,320	—	10,393	208	2,320	10,601	12,921	(392)	12,529
50 West Watkins Mill	1988/2005	—	1,451	—	11,611	—	1,451	11,611	13,062	(264)	12,798
217th Place	1987/2007	—	7,125	—	3,529	14,627	7,125	18,156	25,281	(2,064)	23,217
Total		$ 652,317	$ 608,257	$ 14,210	$ 2,439,783	$ 815,548	$ 626,673	$ 3,251,419	$ 3,878,092	$ (341,978)	$ 3,536,114

(1) Includes mortgage notes secured by various properties but excludes unamortized debt premium of $5.6 million.

(2) The aggregate gross cost of the Company's rental property for federal income tax purposes approximated $4.2 billion as of December 31, 2009 (unaudited).

(3) Depreciation of building and improvements is recorded on a straight-line basis over the estimated useful lives ranging from less than 1 year to 40 years.

(4) The property or a portion of the property was under development or pre-development as of December 31, 2010.

(5) During 2007, the Company acquired a fee simple interest in the land at its Landmark at Eastview property. The balance of $14.2 million was subsequently reclassified from ground lease to land.

A reconciliation of historical cost and related accumulated depreciation is as follows (in thousands):

	Year Ended December 31,		
	2010	2009	2008
Investment in real estate:			
Balance at beginning of year	$ 3,216,541	$ 3,122,539	$ 2,912,043
Property acquisitions	525,886	—	3,286
Improvements	135,665	94,002	207,210
Balance at end of year	$ 3,878,092	$ 3,216,541	$ 3,122,539
Accumulated Depreciation:			
Balance at beginning of year	$ (244,774)	$ (162,110)	$ (104,444)
Depreciation expense	(97,204)	(82,664)	(57,666)
Balance at end of year	$ (341,978)	$ (244,774)	$ (162,110)

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Controls and Procedures (BioMed Realty Trust, Inc.)

Evaluation of Disclosure Controls and Procedures

BioMed Realty Trust, Inc. maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to its management, including BioMed Realty Trust, Inc.'s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, BioMed Realty Trust, Inc. has an investment in unconsolidated entities. As BioMed Realty Trust, Inc. manages these entities, its disclosure controls and procedures with respect to such entities are essentially consistent with those it maintains with respect to its consolidated entities. As required by Rule 13a-15(b) under the Exchange Act, BioMed Realty Trust, Inc. carried out an evaluation, under the supervision and with the participation of its management, including BioMed Realty Trust, Inc.'s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of BioMed Realty Trust, Inc.'s disclosure controls and procedures. Based on the foregoing, BioMed Realty Trust, Inc.'s Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, BioMed Realty Trust, Inc.'s disclosure controls and procedures were effective and were operating at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Internal control over financial reporting refers to the process designed by, or under the supervision of, BioMed Realty Trust, Inc.'s Chief Executive Officer and Chief Financial Officer, and effected by BioMed Realty Trust, Inc.'s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles, and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of management, including BioMed Realty Trust, Inc.'s Chief Executive Officer and Chief Financial Officer, BioMed Realty Trust, Inc. conducted an evaluation of the effectiveness of its internal control over financial reporting. Management has used the framework set forth in the report entitled "Internal Control - Integrated Framework" published by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the company's internal control over financial reporting. Based on its evaluation, management has concluded that the company's internal control over financial reporting was effective as of December 31, 2010, the end of the company's most recent fiscal year. BioMed Realty Trust, Inc.'s independent registered public accounting firm, KPMG LLP, has issued an attestation report over BioMed Realty Trust, Inc.'s internal control over financial reporting. Such report appears on page 70 of this report.

Changes in Internal Control over Financial Reporting

There has been no change in BioMed Realty Trust, Inc.'s internal control over financial reporting during the quarter ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, BioMed Realty Trust, Inc.'s internal control over financial reporting.

Controls and Procedures (BioMed Realty, L.P.)

Evaluation of Disclosure Controls and Procedures

The operating partnership maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer of the general partner, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, the operating partnership has an investment in unconsolidated entities. As the operating partnership manages these entities, its disclosure controls and procedures with respect to such entities are essentially consistent with those it maintains with respect to its consolidated entities. As required by Rule 13a-15(b) under the Exchange Act, the operating partnership carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of the general partner, of the effectiveness of the design and operation of the operating partnership's disclosure controls and procedures. Based on the foregoing, the Chief Executive Officer and Chief Financial Officer of the general partner concluded that, as of the end of the period covered by this report, the operating partnership's disclosure controls and procedures were effective and were operating at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Internal control over financial reporting refers to the process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer of the general partner, and effected by the general partner's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles, and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the operating partnership; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the operating partnership are being made only in accordance with authorizations of management and directors of the general partner of the operating partnership; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the operating partnership's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the operating partnership, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of the general partner, the operating partnership conducted an evaluation of the effectiveness of its internal control over financial reporting. Management has used the framework set forth in the report entitled "Internal Control - Integrated Framework" published by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the operating partnership's internal control over financial reporting. Based on its evaluation, management has concluded that the operating partnership's internal control over financial reporting was effective as of December 31, 2010, the end of the operating partnership's most recent fiscal year.

Changes in Internal Control over Financial Reporting

There has been no change in the operating partnership's internal control over financial reporting during the quarter ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, the operating partnership's internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information concerning our directors, executive officers and corporate governance required by Item 10 will be included in the Proxy Statement to be filed relating to BioMed Realty Trust, Inc.'s 2011 Annual Meeting of Stockholders and is incorporated herein by reference.

Pursuant to instruction G(3) to Form 10-K, information concerning audit committee financial expert disclosure set forth under the heading "Information Regarding the Board - Committees of the Board - Audit Committee" will be included in the Proxy Statement to be filed relating to BioMed Realty Trust, Inc.'s 2011 Annual Meeting of Stockholders and is incorporated herein by reference.

Pursuant to instruction G(3) to Form 10-K, information concerning compliance with Section 16(a) of the Exchange Act concerning our directors and executive officers set forth under the heading entitled "General - Section 16(a) Beneficial Ownership Reporting Compliance" will be included in the Proxy Statement to be filed relating to BioMed Realty Trust, Inc.'s 2011 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 11. ***Executive Compensation***

The information concerning our executive compensation required by Item 11 will be included in the Proxy Statement to be filed relating to BioMed Realty Trust, Inc.'s 2011 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information concerning the security ownership of certain beneficial owners and management and related stockholder matters required by Item 12 will be included in the Proxy Statement to be filed relating to BioMed Realty Trust, Inc.'s 2011 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information concerning certain relationships and related transactions and director independence required by Item 13 will be included in the Proxy Statement to be filed relating to BioMed Realty Trust, Inc.'s 2011 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

The information concerning our principal accountant fees and services required by Item 14 will be included in the Proxy Statement to be filed relating to BioMed Realty Trust, Inc.'s 2011 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 15. *Exhibits and Financial Statement Schedules*

(b) Exhibits

Exhibit Number	Description
3.1	Articles of Amendment and Restatement of BioMed Realty Trust, Inc.(1)
3.2	Articles of Amendment of BioMed Realty Trust, Inc.(2)
3.3	Articles of Amendment of BioMed Realty Trust, Inc.(3)
3.4	Second Amended and Restated Bylaws of BioMed Realty Trust, Inc.(4)
3.5	Articles Supplementary Classifying BioMed Realty Trust, Inc.'s 7.375% Series A Cumulative Redeemable Preferred Stock.(5)
3.6	Certificate of Limited Partnership of BioMed Realty, L.P.(6)
3.7	Certificate of Amendment of Certificate of Limited Partnership of BioMed Realty, L.P.(6)
4.1	Form of Certificate for Common Stock of BioMed Realty Trust, Inc.(7)
4.2	Form of Certificate for 7.375% Series A Cumulative Redeemable Preferred Stock of BioMed Realty Trust, Inc.(5)
4.3	Indenture, dated September 25, 2006, among BioMed Realty, L.P., BioMed Realty Trust, Inc. and U.S. Bank National Association, as trustee, including the form of 4.50% Exchangeable Senior Notes due 2026.(8)
4.4	Indenture, dated January 11, 2010, among BioMed Realty, L.P., BioMed Realty Trust, Inc. and U.S. Bank National Association, as trustee, including the form of 3.75% Exchangeable Senior Notes due 2030.(9)
4.5	Indenture, dated April 29, 2010, among BioMed Realty, L.P., BioMed Realty Trust, Inc. and U.S. Bank National Association, as trustee, including the form of 6.125% Senior Notes due 2020 and the guarantee thereof.(10)
10.1	Fourth Amended and Restated Agreement of Limited Partnership of BioMed Realty, L.P. dated as of January 18, 2007.(11)
10.2	Registration Rights Agreement dated as of August 13, 2004 among BioMed Realty Trust, Inc. and the persons named therein.(1)
10.3	2004 Incentive Award Plan of BioMed Realty Trust, Inc. and BioMed Realty, L.P. (as Amended and Restated Effective May 27, 2009).(12)
10.4	First Amendment to 2004 Incentive Award Plan of BioMed Realty Trust, Inc. and BioMed Realty, L.P. (as Amended and Restated Effective May 27, 2009).(13)
10.5	Form of Restricted Stock Award Agreement under the 2004 Incentive Award Plan.(14)
10.6	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the 2004 Incentive Award Plan.(13)
10.7	Form of Long Term Incentive Plan Unit Award Agreement.(15)
10.8	Form of Amended and Restated Indemnification Agreement between BioMed Realty Trust, Inc. and each of its directors and officers.(16)
10.9	Amended and Restated Employment Agreement dated as of December 14, 2007 between BioMed

Exhibit Number	Description
	Realty Trust, Inc., BioMed Realty, L.P. and Alan D. Gold.(17)
10.10	Amended and Restated Employment Agreement dated as of December 14, 2007 between BioMed Realty Trust, Inc., BioMed Realty, L.P. and Gary A. Kreitzer.(17)
10.11	Amended and Restated Employment Agreement dated as of December 14, 2007 between BioMed Realty Trust, Inc., BioMed Realty, L.P. and R. Kent Griffin, Jr.(17)
10.12	Amended and Restated Employment Agreement dated as of December 14, 2007 between BioMed Realty Trust, Inc., BioMed Realty, L.P. and Matthew G. McDevitt.(17)
10.13	First Amendment to Amended and Restated Employment Agreement effective as of December 15, 2008 by and among BioMed Realty Trust, Inc., BioMed Realty, L.P. and Alan D. Gold.(18)
10.14	First Amendment to Amended and Restated Employment Agreement effective as of December 15, 2008 by and among BioMed Realty Trust, Inc., BioMed Realty, L.P. and Kent Griffin.(18)
10.15	First Amendment to Amended and Restated Employment Agreement effective as of December 15, 2008 by and among BioMed Realty Trust, Inc., BioMed Realty, L.P. and Gary A. Kreitzer.(18)
10.16	First Amendment to Amended and Restated Employment Agreement effective as of December 15, 2008 by and among BioMed Realty Trust, Inc., BioMed Realty, L.P. and Matthew G. McDevitt.(18)
10.17	BioMed Realty Trust, Inc. Severance Plan, effective August 25, 2010.(19)
10.18	Contribution Agreement between Alan D. Gold and BioMed Realty, L.P. dated as of May 4, 2004.(7)
10.19	Contribution Agreement between Gary A. Kreitzer and BioMed Realty, L.P. dated as of May 4, 2004.(7)
10.20	Contribution Agreement between John F. Wilson, II and BioMed Realty, L.P. dated as of May 4, 2004.(7)
10.21	Contribution Agreement between Matthew G. McDevitt and BioMed Realty, L.P. dated as of May 4, 2004.(7)
10.22	Form of Contribution Agreement between the additional contributors and BioMed Realty, L.P. dated as of May 4, 2004.(7)
10.23	Form of Line Note under Unsecured Credit Agreement.(20)
10.24	Form of Term Note under Unsecured Credit Agreement.(20)
10.25	Second Amended and Restated Unsecured Credit Agreement, dated as of August 1, 2007, by and among BioMed Realty, L.P., KeyBank National Association, as Administrative Agent, and certain lenders party thereto.(6)
10.26	First Amendment to Second Amended and Restated Unsecured Credit Agreement, dated as of November 23, 2009, by and among BioMed Realty, L.P., KeyBank National Association, as Administrative Agent, and certain lenders party thereto.(6)
10.27	Second Amendment to Second Amended and Restated Unsecured Credit Agreement, dated as of December 4, 2009, by and among BioMed Realty, L.P., KeyBank National Association, as Administrative Agent, and certain lenders party thereto.(6)
10.28	Lease Agreement, dated as of May 24, 2006, between BMR-Belward Campus Drive LSM LLC and Human Genome Sciences, Inc.(21)

Exhibit Number	Description
10.29	Lease Agreement, dated as of May 24, 2006, between BMR-Shady Grove Road HQ LLC and Human Genome Sciences, Inc.(21)
10.30	Registration Rights Agreement, dated September 25, 2006, among BioMed Realty Trust, Inc., BioMed Realty, L.P., Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated.(8)
10.31	Registration Rights Agreement, dated January 11, 2010, among BioMed Realty Trust, Inc., BioMed Realty, L.P., Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated and UBS Securities LLC.(9)
10.32	Registration Rights Agreement, dated April 29, 2010, among BioMed Realty, L.P., BioMed Realty Trust, Inc., Wells Fargo Securities, LLC, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc.(10)
10.33	Director Compensation Policy.(13)
10.34	Dividend Reinvestment and Stock Purchase Plan.(22)
12.1*	Ratio of Earnings to Fixed Charges.
21.1*	List of Subsidiaries of BioMed Realty Trust, Inc. and BioMed Realty, L.P.
23.1*	Consent of KPMG LLP.
31.1*	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	XBRL Instance Document.†
101.SCH*	XBRL Taxonomy Extension Schema Document.†
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.†
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.†
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.†
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.†

---

* Filed herewith.

† Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act, are deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise are not subject to liability under these sections.

(1) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 20, 2004.

(2) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2009.

(3) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 22, 2010.

(4) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2008.

(5) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on January 17, 2007.

(6) Incorporated herein by reference to BioMed Realty Trust, Inc. and BioMed Realty, L.P.'s Registration Statement on Form S-4 (File No. 333-168968), filed with the Securities and Exchange Commission on August 20, 2010.

(7) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Registration Statement on Form S-11, as amended (File No. 333-115204), filed with the Securities and Exchange Commission on May 5, 2004.

(8) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 26, 2006.

(9) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2010.

(10) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2010.

(11) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2007.

(12) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 1, 2009.

(13) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 12, 2010.

(14) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 14, 2005.

(15) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2007.

(16) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 2, 2010.

(17) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 18, 2007.

(18) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2008.

(19) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 31, 2010.

(20) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 3, 2005.

(21) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 26, 2006.

(22) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Registration Statement on Form S-3 (File No. 333-143658), filed with the Securities and Exchange Commission on June 11, 2007.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

BIOMED REALTY TRUST, INC.

/s/ ALAN D. GOLD
Alan D. Gold
Chairman of the Board and
Chief Executive Officer
(Principal Executive Officer)

/s/ GREG N. LUBUSHKIN
Greg N. Lubushkin
Chief Financial Officer
(Principal Financial Officer)

/s/ STEPHEN A. WILLEY
Stephen A. Willey
Vice President, Chief Accounting Officer
(Principal Accounting Officer)

Dated: February 8, 2011

BIOMED REALTY, L.P.
By: BioMed Realty Trust, Inc.
Its general partner

/s/ ALAN D. GOLD
Alan D. Gold
Chairman of the Board and
Chief Executive Officer
(Principal Executive Officer)

/s/ GREG N. LUBUSHKIN
Greg N. Lubushkin
Chief Financial Officer
(Principal Financial Officer)

/s/ STEPHEN A. WILLEY
Stephen A. Willey
Vice President, Chief Accounting Officer
(Principal Accounting Officer)

Dated: February 8, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrants and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ BARBARA R. CAMBON Barbara R. Cambon	Director	February 8, 2011
/s/ EDWARD A. DENNIS Edward A. Dennis	Director	February 8, 2011
/s/ RICHARD I. GILCHRIST Richard I. Gilchrist	Director	February 8, 2011
/s/ GARY A. KREITZER Gary A. Kreitzer	Executive Vice President, General Counsel and Director	February 8, 2011
/s/ THEODORE D. ROTH Theodore D. Roth	Director	February 8, 2011
/s/ M. FAYE WILSON M. Faye Wilson	Director	February 8, 2011

Corporate Information

DIRECTORS

Alan D. Gold
Chairman and Chief Executive Officer
BioMed Realty Trust, Inc.

Gary A. Kreitzer
Executive Vice President, General Counsel and Director
BioMed Realty Trust, Inc.

Barbara R. Cambon
Real Estate Advisor

Edward A. Dennis, Ph.D.
Professor of Chemistry, Biochemistry, and Pharmacology
School of Medicine, University of California, San Diego

Richard I. Gilchrist
President
Investment Properties Group,
The Irvine Company

Theodore D. Roth
President
Roth Capital Partners, LLC

M. Faye Wilson
Chair
Wilson Boyles and Company LLC

OFFICERS

Alan D. Gold, *Chairman and Chief Executive Officer*

R. Kent Griffin, Jr., *President and Chief Operating Officer*

Gary A. Kreitzer, *Executive Vice President, General Counsel and Director*

Matthew G. McDevitt, *Executive Vice President, Real Estate*

Greg N. Lubushkin, *Chief Financial Officer*

Karen A. Sztraicher, *Senior Vice President, Asset Management*

John P. Bonanno, *Senior Vice President, Leasing and Development*

Anne L. Hoffman, *Senior Vice President, Leasing and Development*

Jonathan P. Klassen, *Vice President, Assistant General Counsel and Secretary*

Kevin M. Simonsen, *Vice President, Real Estate Counsel*

Bruce D. Steel, *Managing Director, BioMed Ventures*

Stephen A. Willey, *Vice President, Chief Accounting Officer*

Janice L. Kameir, *Vice President, Human Resources*

ANNUAL MEETING

Wednesday, May 25, 2011 at 7:30 a.m.

BioMed Corporate Headquarters
17190 Bernardo Center Drive
San Diego, CA 92128
(858) 485 – 9840 phone
(858) 485 – 9843 fax
www.biomedrealty.com

STOCK INFORMATION

Trading of Common Stock
NYSE: BMR

Trading of Series A Preferred Stock
NYSE: BMR PrA

TRANSFER AGENT

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
(877) 296-3711

SECURITIES COUNSEL

Latham & Watkins LLP
www.lw.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
www.kpmg.com

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BioMed Realty Trust, Inc.
Real Estate for the Life Science Industry®

17190 Bernardo Center Drive | San Diego, CA 92128 | (858) 485-9840
www.biomedrealty.com